As filed with the Securities and Exchange Commission on February 20, 2015

Registration No. 333-201807

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUMMIT THERAPEUTICS PLC

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

England and Wales	2834	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Glyn Edwards, Chief Executive Officer

85b Park Drive

Milton Park, Abingdon

Oxfordshire OX14 4RY

United Kingdom

+44 1235 443 939

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

C T Corporation System

111 Eighth Avenue

New York, NY 10011

+1 212 894 8440

(Name, Address, Including ZIP Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Brian A. Johnson, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, NY 10007 +1 212 230 8800	Michael D. Maline, Esq. Goodwin Procter LLP The New York Times Building 620 8th Avenue New York, NY 10018 +1 212 813 8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(3)	AMOUNT OF REGISTRATION FEE(4)(5)
Ordinary shares, par value £0.01 per share(1)(2)	$46,000,000	$5,346

(1)	These ordinary shares are represented by American Depositary Shares, or ADSs, each of which represents five ordinary shares of the Registrant. Includes ordinary shares underlying ADSs that the underwriters may purchase solely to cover overallotments, if any.
(2)	ADSs issuable on deposit of the ordinary shares registered hereby are being registered under a separate registration statement on Form F-6.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(4)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(5)	A registration fee of $4,648 was previously paid in connection with the Registration Statement, and the additional amount of $698 is being paid herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 20, 2015

PRELIMINARY PROSPECTUS

3,450,000 American Depositary Shares

SUMMIT THERAPEUTICS PLC

Representing 17,250,000 Ordinary Shares

We are offering 3,450,000 American Depositary Shares, or ADSs. Each ADS will represent five ordinary shares, par value £0.01 per share. This is our initial public offering in the United States.

Prior to the offering, there has been no public market for the ADSs. We have applied to list the ADSs on the NASDAQ Global Market under the symbol “SMMT.” Our ordinary shares are admitted for trading on AIM, a market operated by the London Stock Exchange plc, or AIM, under the listing code “SUMM”. On February 19, 2015, the last reported sale price of our ordinary shares on AIM was £1.50 per share, which is equivalent to $11.54 per ADS based on an assumed exchange rate of £1.00 to $1.5394.

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in the ADSs involves a high degree of risk. Please read “Risk Factors” beginning on page 11 of this prospectus.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions(1)
Proceeds to Summit Therapeutics plc, before expenses

(1)	The underwriters will also be reimbursed for certain expenses incurred in this offering. See “Underwriting” in this prospectus for details.

Certain of our principal shareholders and their affiliated entities have indicated an interest in purchasing approximately $15.0 million of ADSs in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these potential purchasers may determine to purchase fewer ADSs than they indicate an interest in purchasing or not to purchase any ADSs in this offering. It is also possible that these potential purchasers could indicate an interest in purchasing more ADSs. In addition, the underwriters could determine to sell fewer ADSs to any of these potential purchasers than the potential purchasers indicate an interest in purchasing or not to sell any ADSs to these potential purchasers. The underwriters will receive the same underwriting discount on any ADSs purchased by these entities as they will on any other ADSs sold to the public in this offering.

We have granted the underwriters an option for a period of 30 days to purchase an additional 517,500 ADSs to cover any over-allotments. If the underwriters exercise their option in full, the total underwriting discounts and commissions payable by us will be $                , and the total proceeds to us, before expenses, will be $                .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the ADSs is expected to be made on or about                     , 2015.

JMP Securities	Oppenheimer & Co.

Needham & Company

Prospectus dated                     , 2015.

Neither we nor the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of ADSs. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus may only be used where it is legal to offer and sell the ADSs. Neither we nor the underwriters are making an offer of these securities in any jurisdiction where the offer is not permitted.

Through and including                     , 2015 (25 days after the commencement of this offering), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither we nor the underwriters have done anything that would permit this public offering of the ADSs outside the United States, or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States.

Unless the context specifically indicates otherwise, references in this prospectus to “Summit Therapeutics plc,” “Summit,” “we,” “our,” “ours,” “us,” “our company,” “our group” or similar terms refer to Summit Therapeutics plc (formerly known as “Summit Corporation plc”) and its subsidiaries. The trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

We present our consolidated financials in British pounds sterling. All references in this prospectus to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Solely for convenience and unless otherwise indicated, certain pounds sterling amounts have been translated into U.S. dollars at the rate of £1.00 to $1.5999, the noon buying rate of the Federal Reserve Bank of New York on October 31, 2014. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

On February 19, 2015, we changed our name from “Summit Corporation plc” to “Summit Therapeutics plc.”

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying the ADSs. You should read the entire prospectus carefully, especially “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes, before deciding to invest in the ADSs. On February 19, 2015, we changed our name from “Summit Corporation plc” to “Summit Therapeutics plc.”

Our Company

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. We are conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy, or DMD, and the infectious disease Clostridium difficile infection, or CDI. Our DMD program is based on utrophin modulation, an approach to treating DMD that is independent of the underlying mutations in the dystrophin gene that cause the disease. We are a leader in the field of utrophin modulation, an approach that we believe has the potential to address the entire population of DMD patients. Other DMD approaches, such as exon-skipping and suppression of nonsense mutations, only address subsets of this population. Our lead DMD product candidate is SMT C1100, an orally administered small molecule. We expect to report top line results from our second Phase 1b clinical trial of SMT C1100 in the third quarter of 2015. Our lead CDI product candidate is SMT19969, an orally administered small molecule antibiotic. SMT19969 is designed to selectively target Clostridium difficile bacteria without causing collateral damage to the gut flora and thereby reduce CDI recurrence rates, which is the key clinical issue in this disease. We expect to report top line results from our ongoing Phase 2 clinical trial of SMT19969 in the second half of 2015.

The U.S. Food and Drug Administration, or the FDA, has granted orphan drug designation to SMT C1100 for the treatment of DMD, and the European Medicines Agency, or the EMA, has designated SMT C1100 as an orphan medicinal product. In recent public statements, the FDA has stated that it recognizes the unmet medical need in DMD, the devastating nature of the disease for patients and their families and the urgency to make new treatments available. The FDA has designated SMT19969 as a Qualified Infectious Disease Product, or QIDP. In 2013, the Centers for Disease Control and Prevention of the U.S. Department of Health and Human Services, or CDC, highlighted CDI as one of three pathogens that pose an immediate public health threat and require urgent and aggressive action. We hold exclusive worldwide commercialization rights to all of our product candidates for all indications.

The following table summarizes our product development pipeline. We are also developing an earlier stage pipeline of second and future generation utrophin modulators for the treatment of DMD.

Our Utrophin Modulation Approach for the Treatment of DMD

DMD is one of the most common fatal genetic disorders diagnosed in children around the world. DMD predominantly affects males and results in the progressive wasting of muscles throughout the body. The disease typically results in death by the time DMD patients reach their late twenties. Individuals with DMD are unable to produce dystrophin, a protein essential for maintaining healthy muscle function. Based on prevalence data published in 2013 by Orphanet, a publicly available reference portal for information on rare diseases and orphan drugs, we estimate that there are approximately 50,000 DMD patients in the developed world and 250,000 DMD patients globally. According to an article published in 2013 in the peer reviewed journal Muscle & Nerve, approximately one in every 5,000 males is born with DMD.

There is currently no approved therapy for the treatment of DMD applicable to all DMD patients that seeks to alter the progression of the disease. Corticosteroids are prescribed to DMD patients from a young age to help treat symptoms of the disease. However, long-term use of corticosteroids is associated with severe side effects and concerns over weight gain. In August 2014, the European Commission granted conditional marketing authorization for the drug Translarna (ataluren) from PTC Therapeutics, Inc. for the treatment of DMD caused by specific genetic mutations known as nonsense mutations in ambulatory patients aged five years and older. Nonsense mutations create a premature stop signal in the translation of the genetic code for dystrophin and prevent the production of the dystrophin protein. DMD caused by nonsense mutations affects approximately 13% of all DMD patients. Other biopharmaceutical companies, including Prosensa Holding N.V. and Sarepta Therapeutics, Inc., are developing treatments for DMD based on a scientific approach known as exon-skipping. Exons are organic molecules known as nucleotides within the DNA strand that the cellular machinery translates to make full-length, functional protein. In a sub-population of DMD patients, synthesis of the dystrophin protein is disrupted because of mutations that may be due, among other things, to deleted exons. Exon-skipping technology seeks to allow the production of a shorter but still functional dystrophin protein. According to an article published in 2009 in the peer reviewed journal Human Mutation, skipping of the ten most common exons would treat in the aggregate approximately 41% of all DMD patients. We believe that there are exon-skipping therapies currently in clinical development to address four of these exons and that skipping of these exons would treat in the aggregate less than one-third of all DMD patients.

Utrophin is a naturally occurring protein that is functionally and structurally similar to dystrophin. Utrophin plays an active role in the development of new muscle fibers, in particular during fetal development, and in repairing damaged muscle fibers. Utrophin production is down regulated, or switched off, in the late stages of gestation and can switch on and off as needed to repair damaged muscle. We believe that our approach of utrophin modulation can be used to maintain the production of utrophin in all skeletal muscles, including the diaphragm, and the heart to compensate for the lack of dystrophin in DMD patients, thereby restoring and maintaining healthy muscle function. This approach to treating DMD is independent of the underlying dystrophin gene mutation. We believe utrophin modulation has the potential to treat the entire population of DMD patients. Further, we believe utrophin modulation could potentially be complementary to potential treatments for DMD based on other scientific approaches, including approaches that are focused on restoring dystrophin, such as exon-skipping and suppression of nonsense mutations.

Our most advanced utrophin modulation product candidate, SMT C1100, is an orally administered small molecule. To date, we have conducted two Phase 1 clinical trials of SMT C1100. We completed a Phase 1 clinical trial of SMT C1100 in healthy volunteers in 2012 and a Phase 1b clinical trial of SMT C1100 in DMD patients in May 2014. We believe our Phase 1b clinical trial was the first time a utrophin modulator was administered to DMD patients. In this Phase 1b clinical trial, SMT C1100 was well tolerated at all doses tested, and over 90% of the patients dosed experienced a reduction compared to baseline in creatine kinase and other enzymes that are markers of muscle damage. Although this was not a placebo controlled clinical trial, we believe the lower levels of these enzymes compared to baseline potentially indicate a reduction in muscle damage and may be evidence of SMT C1100 activity. Patients in this clinical trial had variable levels of SMT C1100 in the blood plasma following dosing, which we believe may have been due to the impact of diet on absorption of SMT C1100. In December 2014, we received approval from the U.K. Medicines and Healthcare Products Regulatory Agency to initiate another Phase 1b clinical trial in DMD patients to monitor how diet impacts plasma levels of the drug. We refer to this clinical trial as our Phase 1b modified diet trial. In February 2015, we enrolled and dosed the first patients in our Phase 1b modified diet trial. We expect to report top line results from this clinical trial in the third quarter of 2015. If the Phase 1b modified diet trial is successful, we plan to conduct both an open label Phase 2 clinical trial to evaluate the longer term safety and clinical benefits of SMT C1100 and a larger, multinational placebo controlled Phase 2 clinical trial of SMT C1100, including at sites in the United States and Europe.

Our Leadership in Utrophin Modulation

Our co-founder and scientific advisor, Professor Kay Davies at the University of Oxford, discovered utrophin and then developed the concept of utilizing utrophin modulation as a treatment potentially applicable to all DMD patients. Our DMD program was founded to develop and commercialize drugs for DMD using this approach to treatment. Our intellectual property estate for SMT C1100 for the treatment of DMD includes composition of matter patents granted in major territories, including the United States and Europe. We plan to apply and enhance our existing knowledge, experience and proprietary rights to maintain and expand our leadership in the field of utrophin modulation. In addition to SMT C1100, we are currently pursuing a broad utrophin modulator technology program consisting of:

•	internally developed second generation utrophin modulators designed to include improved pharmacokinetic properties from which we plan to identify a product candidate and initiate preclinical development in the first half of 2015;

•	a pipeline of novel, future generation utrophin modulators with new mechanisms that we are developing in collaboration with the University of Oxford; and

•	potential diet independent formulations of SMT C1100 designed to allow for absorption of the active drug without regard to dietary requirements.

SMT19969 for the Treatment of CDI

CDI is a bacterial infection of the colon that produces toxins causing inflammation of the colon and severe diarrhea. CDI can also result in more serious disease complications, including pseudomembranous colitis, bowel perforation, toxic megacolon and sepsis. CDI typically develops following the use of broad spectrum antibiotics that can cause widespread damage to the natural gut flora and allow overgrowth of Clostridium difficile bacteria. The current standard of care for CDI is treatment with vancomycin or off label use of metronidazole, both of which are broad spectrum antibiotics. However, these treatments also cause significant collateral damage to the gut flora and leave patients vulnerable to recurrent CDI.

CDI represents a serious healthcare issue in hospitals, long-term care homes and, increasingly, in the wider community. In 2010, Clinical Microbiology Reviews, a peer reviewed journal published by the American Society for Microbiology, estimated that there were between 450,000 and 700,000 cases of CDI per year in the United States. The CDC reports that CDI is responsible for 14,000 deaths per year in the United States. Disease recurrence is the primary clinical issue with CDI, with each episode of recurrent disease associated with greater disease severity and higher mortality rates. In 2012, Clinical Microbiology and Infection, a peer reviewed journal published by the European Society of Clinical Microbiology and Infectious Diseases, reported that up to 25% of patients with CDI suffer a second episode of the infection. The risk of further recurrence rises to 65% after a patient suffers a second episode of CDI. A study published in 2012 in Clinical Infectious Diseases, a peer reviewed journal published by the Infectious Diseases Society of America, estimated that CDI-related acute care costs total $4.8 billion per year in the United States alone.

We are developing SMT19969 as an orally administered small molecule antibiotic for the treatment of CDI. SMT19969 is designed to selectively target Clostridium difficile bacteria without causing collateral damage to the gut flora and thereby reduce CDI recurrence rates. We completed a Phase 1 clinical trial of SMT19969 in healthy volunteers in 2013. In this Phase 1 clinical trial, SMT19969 was highly selective for total clostridia bacteria with minimal impact on the other gut flora of subjects. We believe that these data are consistent with the results of our preclinical studies. SMT19969 was also well tolerated at all doses tested in this clinical trial. We are currently enrolling and treating patients in a double blind, active controlled Phase 2 clinical trial evaluating SMT19969 compared to the current standard of care, vancomycin, for the treatment of CDI. We expect to report top line results from this clinical trial in the second half of 2015. We are also currently enrolling and treating patients in an exploratory open label, active controlled Phase 2 clinical trial evaluating SMT19969 compared to the recently launched CDI antibiotic fidaxomicin.

Our Business Strategy

Our goal is to become a fully integrated biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies, with a current focus on DMD and CDI. The key elements of our strategy to achieve this goal are:

•	Rapidly advance the development of our lead product candidates, SMT C1100 for DMD and SMT19969 for CDI.

•	Maintain and expand our leadership in the field of utrophin modulation.

•	Commercialize SMT C1100 for DMD in the United States and Europe with our own specialty commercial team.

•	Maximize the commercial potential of SMT19969.

•	Seek additional governmental and other third party grants and support.

Risks Associated with our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in “Risk Factors” in this prospectus immediately following this Prospectus Summary. These risks include the following:

•	We have a limited operating history. We currently have no commercial products, and we have not received marketing approval for any product candidate.

•	We currently depend heavily on the success of SMT C1100 and SMT19969. Our ability to generate product revenues, which may not occur for several years, if ever, will depend heavily on the successful development and commercialization of SMT C1100 and SMT19969.

•	Clinical trials of SMT C1100, SMT19969 or any of our other future product candidates may not be successful. If we are unable to obtain required marketing approvals for, commercialize, obtain and maintain patent protection for or gain market acceptance by physicians, patients and third-party payors of SMT C1100, SMT19969 or any of our other future product candidates, or experience significant delays in doing so, our business will be materially harmed and our ability to generate revenue will be materially impaired.

•	The results of our preclinical studies and clinical trials conducted to date may not be predictive of the results of further clinical trials of SMT C1100 and SMT19969 or any of our other future product candidates.

•	Our focus on utrophin modulation as a potential treatment for DMD is unproven, and we do not know whether we will be able to develop any products of commercial value for this indication.

•	Because SMT19969 lacks composition-of-matter patent protection for its active pharmaceutical ingredient, competitors will, subject to obtaining marketing approval, be able to offer and sell products with the same active pharmaceutical ingredient, so long as these competitors do not infringe any other issued patents that would otherwise cover the drug’s usage, method of treatment using the drug, drug formulations, drug dosage forms and the like.

•	Our current and any future collaborations with third parties for the development and commercialization of our product candidates may not be successful.

•	We have incurred significant losses since our inception and may need substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. As of October 31, 2014, we had an accumulated deficit of £27.2 million.

•	If we are classified as a passive foreign investment company in any taxable year, it may result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs.

•	As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and NASDAQ Stock Market corporate governance rules and are permitted to file less information with the Securities and Exchange Commission, or the SEC, than U.S. companies. This may limit the information available to holders of the ADSs.

Our Corporate Information

We are incorporated under the laws of England and Wales with the Registrar of Companies of England and Wales, United Kingdom. In February 2015, we changed our name from “Summit Corporation plc” to “Summit Therapeutics plc.” Our principal office is located at 85b Park Drive, Milton Park, Abingdon, Oxfordshire, OX14 4RY, and our telephone number is +(44) 1235 443 939. Our U.S. operations are conducted by our wholly-owned subsidiary Summit Therapeutics Inc., a Delaware corporation. Our ordinary shares have traded on AIM, which is a sub-market of the London Stock Exchange, since October 2004. Our website address is www.summitplc.com. The information contained on, or that can be accessed from, our website does not form part of this prospectus. Our agent for service of process in the United States is C T Corporation System.

Implications of Being an Emerging Growth Company

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about the company’s executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues, have more than $700 million in market value of our share capital held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

Implications of Being a Foreign Private Issuer

Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of The NASDAQ Stock Market, including the proxy rules, the short-swing profits recapture rules and certain governance requirements, such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies registered under the Securities Exchange Act of 1934, as amended.

Pro Forma Financial Information

In November 2013, we acquired all of the outstanding equity of MuOx Limited, or MuOx, a spin out of the University of Oxford. We have included the financial results of MuOx in our consolidated financial statements from the date of acquisition. Accordingly, we have not included balance sheet information giving pro forma effect to the acquisition in this prospectus.

For the year ended January 31, 2014, MuOx generated a net loss of £20,000, all of which related to legal expenses incurred in connection with our acquisition of MuOx. As these transaction costs were related to the acquisition and are non-recurring, the elimination of such costs is treated as a pro forma adjustment to the combined results of the Summit Therapeutics plc and MuOx Limited group. MuOx had no other income statement activity during the year ended January 31, 2014. Since the pro forma results of the enlarged group for the year ended January 31, 2014 would be substantially the same as the results of Summit Therapeutics plc that are presented in the consolidated financial statements at the end of this prospectus, we have not presented income statement information giving pro forma effect to the acquisition in this prospectus.

THE OFFERING

ADSs offered by us	3,450,000 ADSs

ADSs to be outstanding immediately after this offering	3,450,000 ADSs

Ordinary shares to be outstanding immediately after this offering:	58,367,697 ordinary shares

Offering price	On February 19, 2015, the last reported sale price of our ordinary shares on AIM was £1.50 per share, which is equivalent to $11.54 per ADS based on an assumed exchange rate of £1.5394 to $1.00. For a discussion of the factors considered in determining the price to the public of the ADSs, see “Underwriting” in this prospectus.

The ADSs	Each ADS represents five ordinary shares.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement. You may surrender your ADSs and withdraw the underlying ordinary shares. The depositary will charge you fees for, among other acts, any surrender of ADSs for the purpose of withdrawal. We and the depositary may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect.

To better understand the terms of the ADSs, you should carefully read “Description of American Depositary Shares” in this prospectus. You should also read the deposit agreement, which is an exhibit to the registration statement of which this prospectus forms a part.

Depositary	The Bank of New York Mellon

Listing	We have applied for listing of the ADSs on the NASDAQ Global Market under the symbol “SMMT.”

Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase an aggregate of up to an additional 517,500 ADSs from us to cover over-allotments. See “Underwriting” in this prospectus for more information.

Use of proceeds	We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $15.0 million to $20.0 million to fund our ongoing Phase 1b modified diet clinical trial of SMT C1100 and, if successful, initiate our Phase 2 open label clinical trial and our Phase 2 placebo controlled clinical trial of SMT C1100;

•	approximately $5.0 million to fund our ongoing Phase 2 clinical trial of SMT19969 and our ongoing exploratory Phase 2 clinical trial of SMT19969 compared to fidaxomicin;

•	approximately $5.0 million to advance our second generation utrophin modulators, future generation utrophin modulators, potential diet independent formulations of SMT C1100 and our biomarker development program; and

•	the remainder for working capital and for general corporate purposes.

See “Use of Proceeds” in this prospectus for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

The total number of ordinary shares that will be outstanding immediately after this offering includes an aggregate of 41,117,697 ordinary shares outstanding as of February 15, 2015 and excludes:

•	4,950,838 ordinary shares, issuable upon the exercise of outstanding options under our share option schemes as of February 15, 2015;

•	300,000 ordinary shares, issuable upon exercise of outstanding options granted to consultants, other than under our share option schemes, as of February 15, 2015; and

•	531,135 ordinary shares issuable upon the exercise of warrants outstanding as of February 15, 2015.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of the outstanding options or warrants described above; and

•	no exercise by the underwriters of their option to purchase an aggregate of up to an additional 517,500 ADSs from us to cover over-allotments.

In addition, unless otherwise indicated, all information in this prospectus gives effect to a one-for-20 reverse split of our ordinary shares that was effected on July 3, 2014.

Certain of our principal shareholders and their affiliated entities have indicated an interest in purchasing approximately $15.0 million of ADSs in this offering at the initial public offering price. Assuming an initial public offering price of $11.54 per ADS, which reflects the last reported sale price of our ordinary shares on AIM on February 19, 2015 and the exchange rate set forth on the cover page of this prospectus, these potential purchasers would purchase approximately 1,299,826 of the 3,450,000 ADSs in this offering based on indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, these potential purchasers may determine to purchase fewer ADSs than they indicate an interest in purchasing or not to purchase any ADSs in this offering. It is also possible that these potential purchasers could indicate an interest in purchasing more ADSs. In addition, the underwriters could determine to sell fewer ADSs to any of these potential purchasers than the potential purchasers indicate an interest in purchasing or not to sell any ADSs to these potential purchasers. The underwriters will receive the same underwriting discount on any ADSs purchased by these entities as they will on any other ADSs sold to the public in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data as of and for the nine months ended October 31, 2014 and 2013 have been derived from our unaudited condensed consolidated financial statements appearing at the end of this prospectus. The following summary consolidated financial data as of and for the years ended January 31, 2014 and 2013 have been derived from our audited consolidated financial statements appearing at the end of this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of October 31, 2014 and our results of operations for the nine months ended October 31, 2014 and 2013. We present our consolidated financial statements in pounds sterling and in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. On February 19, 2015, we changed our name from “Summit Corporation plc” to “Summit Therapeutics plc.”

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts as of and for the nine months ended October 31, 2014 have been translated into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on October 31, 2014, of £1.00 to $1.5999. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

The summary consolidated financial data below should be read together with those consolidated financial statements as well as the “Selected Consolidated Financial Data” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period.

Consolidated Income Statement Data

	Nine Months Ended October 31,			Year Ended January 31,
	2014	2014	2013	2014	2013
	(in thousands, except per share data)
Other operating income(1)	$2,566	£1,604	£1,383	£1,844	£1,895
Operating expenses
Research and development	(12,226)	(7,642)	(4,366)	(6,611)	(4,731)
General and administration	(5,014)	(3,134)	(1,320)	(1,942)	(1,741)

Total operating expenses	(17,240)	(10,776)	(5,686)	(8,553)	(6,472)

Operating loss	(14,674)	(9,172)	(4,303)	(6,709)	(4,577)
Finance income	66	41	7	9	11

Loss before income tax	(14,608)	(9,131)	(4,296)	(6,700)	(4,566)
Income tax credit	1,245	778	479	607	341

Loss for the period	(13,363)	(8,353)	(3,817)	(6,093)	(4,225)

Loss for the period attributable to owners of the parent	(13,363)	(8,353)	(3,817)	(6,093)	(4,225)

Other comprehensive expenses
Exchange differences on translating foreign operations	13	8	—	—	—

Total comprehensive loss for the period attributable to owners of the parent	(13,350)	(8,345)	(3,817)	(6,093)	(4,225)

Basic and diluted loss per ordinary share from continuing operations (post consolidation and subdivision)	$(0.34)	£(0.21)	£(0.20)	£(0.30)	£(0.27)

(1)	The results for the nine month periods ended October 31, 2014 and 2013 and for the years ended January 31, 2014 and 2013 reflect the reclassification of income of £0.8 million, £1.1 million, £1.4 million and £1.8 million, respectively, that we received from philanthropic, non-government and not for profit organizations and patient advocacy groups from revenue to other operating income. This reclassification is discussed further in Note 1, “Basis of Accounting,” of our audited consolidated financial statements and unaudited condensed consolidated interim financial statements appearing at the end of this prospectus. This change had no effect on our operating loss or loss for the periods presented and was not considered material to our consolidated financial statements and unaudited condensed consolidated interim financial statements.

The following table summarizes our balance sheet data as of October 31, 2014:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of 3,450,000 ADSs by us in this offering, assuming an initial public offering price of $11.54 per ADS, which reflects the last reported sale price of our ordinary shares on AIM on February 19, 2015 and the exchange rate set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Consolidated Balance Sheet Data

	As of October 31, 2014
	Actual		As Adjusted(2)
	(in thousands)
Cash and cash equivalents	$24,019	£15,013	$57,295	£35,812
Working capital(1)	(1,418)	(886)	(1,418)	(886)
Total assets	34,110	21,320	67,386	42,119
Accumulated deficit	(43,589)	(27,245)	(43,889)	(27,433)
Total equity	28,258	17,662	61,534	38,461

(1)	We define working capital as trade and other receivables (including current tax receivables) less current liabilities.
(2)	Each $1.00 increase or decrease in the assumed initial public offering price of $11.54 per ADS would increase or decrease, as applicable, the amount of cash and cash equivalents, working capital, total assets and total equity by approximately $3.2 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in the ADSs involves a high degree of risk. Before investing in the ADSs, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of the ADSs could decline, and you may lose all or part of your investment.

Risks Related to our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception. We expect to incur losses for at least the next several years and may never generate profits from operations or maintain profitability.

Since inception, we have incurred significant operating losses. Our net loss was approximately £8.3 million for the nine months ended October 31, 2014, £6.1 million for the year ended January 31, 2014 and £4.2 million for the year ended January 31, 2013. As of October 31, 2014, we had an accumulated deficit of £27.2 million. To date, we have financed our operations primarily through issuances of our ordinary shares and development funding and other assistance from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups for our product candidates. We have devoted substantially all of our efforts to research and development, including clinical trials. We have not completed development of any drugs. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. The net losses we incur may fluctuate significantly from quarter to quarter and year to year.

We anticipate that our expenses will increase substantially in connection with conducting clinical trials for our lead product candidates, SMT C1100 for the treatment of patients with Duchenne muscular dystrophy, or DMD, and SMT19969 for the treatment of patients with Clostridium difficile infection, or CDI, and seeking marketing approval for SMT C1100 and SMT19969 in the United States and the European Union, as well as other geographies. In addition, if we obtain marketing approval of SMT C1100 or SMT19969, we expect to incur significant sales, marketing, distribution and outsourced manufacturing expense, as well as ongoing research and development expenses.

In addition, our expenses will increase if and as we:

•	continue the research and development of internally developed second generation utrophin modulators, future generation modulators that we are developing in collaboration with the University of Oxford and potential diet independent formulations of SMT C1100;

•	seek to identify and develop additional product candidates;

•	seek marketing approvals for any product candidates that successfully complete clinical development;

•	ultimately establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any product candidates for which we receive marketing approval;

•	acquire or in-license other product candidates and technology;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, regulatory and scientific personnel;

•	expand our physical presence in the United States; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

Our ability to generate profits from operations and remain profitable depends on our ability to successfully develop and commercialize drugs that generate significant revenue. Based on our current plans, we do not expect to generate significant revenue unless and until we obtain marketing approval for, and commercialize, SMT C1100 for the treatment of DMD or SMT19969 for the treatment of CDI. This will require us to be successful in a range of challenging activities, including:

•	successfully initiating and completing clinical trials of SMT C1100 for the treatment of DMD and SMT19969 for the treatment of CDI;

•	obtaining approval to market SMT C1100 for the treatment of DMD and SMT19969 for the treatment of CDI;

•	protecting our rights to our intellectual property portfolio related to SMT C1100 and SMT19969;

•	contracting for the manufacture of clinical and commercial quantities of SMT C1100 and SMT19969;

•	negotiating and securing adequate reimbursement from third-party payors for SMT C1100 and SMT19969; and

•	establishing sales, marketing and distribution capabilities to effectively market and sell SMT C1100 and SMT19969 in the United States and the European Union, as well as other geographies.

We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to generate profits from operations. Even if we do generate profits from operations, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to generate profits from operations and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Our operations to date have been limited to organizing and staffing our company, developing and securing our technology, raising capital and undertaking preclinical studies and clinical trials of our product candidates. We have not yet demonstrated our ability to successfully complete development of any product candidates, obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

Assuming we obtain marketing approval for any of our product candidates, we will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays and may not be successful in such a transition.

We will need substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we initiate and continue clinical trials of SMT C1100 for the treatment of DMD and SMT19969 for the treatment of CDI, continue our research activities and initiate preclinical programs for future product candidates. In addition, if we obtain marketing approval for SMT C1100, SMT19969 or any of our future product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company in the United States in addition to in the United Kingdom. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through the first half of 2016. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. This estimate assumes, among other things, that we do not obtain any additional funding through grants and clinical trial support or through new collaboration arrangements. Our future capital requirements will depend on many factors, including:

•	the progress, costs and results of clinical trials of SMT C1100 for DMD and SMT19969 for CDI;

•	the scope, progress, costs and results of preclinical development, laboratory testing and clinical trials for our internally developed second generation utrophin modulators, future generation modulators that we are developing in collaboration with the University of Oxford and potential diet independent formulations of SMT C1100;

•	the number and development requirements of other future product candidates that we pursue;

•	the costs, timing and outcome of regulatory review of SMT C1100, SMT19969 and our other future product candidates;

•	the costs and timing of commercialization activities, including product sales, marketing, distribution and manufacturing, for any of our product candidates that receive marketing approval;

•	subject to receipt of marketing approval, revenue received from commercial sales of SMT C1100, SMT19969 or any of our other future product candidates;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against any intellectual property-related claims;

•	our ability to establish and maintain collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	the extent to which we acquire or invest in other businesses, products and technologies;

•	the rate of the expansion of our physical presence in the United States; and

•	the costs of operating as a public company in the United States in addition to in the United Kingdom.

Conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we are not planning to have commercially available for several years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. Additional financing may not be available to us on acceptable terms, or at all.

Raising additional capital may cause dilution to our investors, including purchasers of the ADSs in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, collaborations, strategic alliances, grants and clinical trial support from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements. We do not have any committed external source of funds other than £0.1 million in funding that we are eligible to receive under our award funding agreement with the Wellcome Trust and £1.4 million of funding that we are eligible to receive under our agreement with Innovate UK, in each case subject to satisfying specified criteria. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ADSs. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends or other distributions.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Risks Related to the Development and Commercialization of our Product Candidates

We depend heavily on the success of our lead product candidates, SMT C1100, which we are developing for the treatment of DMD, and SMT19969, which we are developing for the treatment of CDI. All of our other programs are still in the discovery or candidate optimization stage. If we are unable to commercialize SMT C1100 and SMT19969, or experience significant delays in doing so, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of SMT C1100 for DMD and SMT19969 for CDI, both of which are still in early clinical development. Our ability to generate product revenues, which may not occur for several years, if ever, will depend heavily on the successful development and commercialization of SMT C1100 and SMT19969. The success of each of these product candidates will depend on a number of factors, including the following:

•	successful completion of clinical development;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity;

•	protecting our rights in our intellectual property portfolio;

•	establishing sales, marketing and distribution capabilities;

•	launching commercial sales of SMT C1100 or SMT19969, as applicable, if and when approved, whether alone or in collaboration with others;

•	acceptance of SMT C1100 or SMT19969, as applicable, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies; and

•	maintaining a continued acceptable safety profile of SMT C1100 or SMT19969, as applicable, following approval.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize SMT C1100 or SMT19969, which would materially harm our business.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of the U.S. Food and Drug Administration, or the FDA, or the European Medicines Agency, or the EMA, or do not otherwise produce favorable results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of SMT C1100, SMT19969 or any other product candidate.

In connection with obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. In particular, the small number of patients in our early clinical trials may make the results of these clinical trials less predictive of the outcome of later clinical trials. The design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed. We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

For example, in 2009, we assigned certain technology relating to our DMD program to BioMarin DMD Regulator Limited, or BioMarin. BioMarin conducted a Phase 1 clinical trial of a prior formulation of SMT C1100 in 48 healthy adult volunteers. Subjects in this clinical trial achieved low systemic exposure of the drug, and there was variability in systemic exposure across subjects. Following this clinical trial of a prior formulation of SMT C1100, BioMarin elected not to continue development of our assigned technology, citing pharmaceutical and pharmacokinetic challenges. In public statements, BioMarin indicated that it had concluded that the likelihood of achieving a therapeutic effect in DMD patients was highly unlikely. In 2010, BioMarin transferred the assets, and all commercialization rights, back to us. In our Phase 1b clinical trial of SMT C1100 in DMD patients, patients also had variable levels of SMT C1100 in the blood plasma following dosing, which we believe was potentially due to the impact of diet on absorption of SMT C1100. In December 2014, we received approval from the U.K. Medicines and Healthcare Products Regulatory Agency to initiate another Phase 1b clinical trial in DMD patients to monitor how diet impacts plasma levels of the drug. While we believe that diet may impact absorption of SMT C1100, other disease related factors, such as abnormal gastrointestinal physiology, or other factors such as the level of activity of the liver enzyme CYP1A, may impact the absorption profile of DMD patients. Accordingly, it is possible that we will be unable to improve the absorption of SMT C1100 in DMD patients even if they follow our recommended diet. If we do not achieve improved absorption of SMT C1100 in future clinical trials, we will likely not be able to successfully complete the development of, obtain marketing approval for or commercialize this product candidate.

If we are required to conduct additional clinical trials or other testing of SMT C1100 or SMT19969 or any other product candidate that we develop beyond those that we contemplate, if we are unable to successfully complete our clinical trials or other testing, if the results of these clinical trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as we intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing requirements or restrictions; or

•	have the product removed from the market after obtaining marketing approval.

If we experience any of a number of possible unforeseen events in connection with our clinical trials, potential marketing approval or commercialization of our product candidates could be delayed or prevented.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

•	clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•	the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	we may be unable to enroll a sufficient number of patients in our clinical trials to ensure adequate statistical power to detect any statistically significant treatment effects;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	regulators, institutional review boards or independent ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•	we may have to suspend or terminate clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

•	regulators, institutional review boards or independent ethics committees may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; and

•	our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators, institutional review boards or independent ethics committees to suspend or terminate the clinical trials.

Our product development costs will increase if we experience delays in testing or marketing approvals. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

Because we are developing SMT C1100 for the treatment of a disease in which there is little clinical experience, there is increased risk that the outcome of our clinical trials of SMT C1100 will not be favorable.

There is currently only one approved therapy for the treatment of DMD, and this therapy treats DMD caused by a specific genetic mutation known as nonsense mutations. DMD caused by nonsense mutations affects approximately 13% of all DMD patients. Data on the natural clinical progression of DMD remains limited despite the recent publication of data from natural history studies on DMD patients. This has resulted in limited clinical trial experience for the development of drugs to treat DMD. In particular, regulatory authorities in the

United States and European Union have not issued definitive guidance as to how to measure and achieve efficacy. As a result, the design and conduct of clinical trials for DMD is subject to increased risk.

In the last few years, a test of the distance walked by a patient in six minutes, commonly referred to as the six minute walk test, has been used as an endpoint in several clinical trials of product candidates for patients with DMD. It is viewed by U.S. and European regulators as the only primary outcome measure for DMD trials. We may nonetheless experience setbacks with our clinical trials for SMT C1100 or the clinical trials for our future product candidates for DMD because of the limited clinical experience in this indication. For example, regulators have not yet established what change in the distance walked in the six minute walk test is required to be demonstrated in a clinical trial of a DMD therapy in order to signify a clinically meaningful result or obtain marketing approvals. As a result, we may not achieve the pre-specified endpoint with statistical significance in clinical trials of SMT C1100 or of our other future product candidates for DMD, which would decrease the chance of obtaining marketing approval for SMT C1100 or our other future product candidates for DMD.

Our focus on utrophin modulation as a potential treatment for DMD is unproven, and we do not know whether we will be able to develop any products of commercial value for this indication.

Our scientific approach for treating DMD focuses on the discovery and development of utrophin modulators. There is no marketed drug that relies on utrophin modulation whereby the production of utrophin is maintained to compensate for the lack of dystrophin for the treatment of DMD or any other indication. As a result, we may not be able to replicate the results of our preclinical studies in our clinical trials of SMT C1100, and our focus on targeting utrophin modulation may not result in the discovery and development of commercially viable drugs that safely and effectively treat DMD or other muscle-wasting disorders.

Moreover, we have not yet identified the level of utrophin modulation and associated production of utrophin needed to provide a clinical benefit to DMD patients. Although the mean plasma concentrations of ten of the 12 patients in our initial Phase 1b clinical trial of SMT C1100 were less than the target level we determined based on the results of our preclinical studies, we believe that these ten patients may still have achieved a plasma level of SMT C1100 sufficient to modulate the production of utrophin to a lesser extent and possibly result in a clinical benefit. This belief is based in part on the work of Professor Kay Davies and her research group at the University of Oxford, in which the continued expression of utrophin protein in the transgenic lines of an mdx mouse, even at levels just above those in a normal mdx mouse, had a meaningful, positive effect on muscle performance. Nonetheless, we do not know whether utrophin modulation has been achieved, and if it has, whether the level of utrophin modulation and production in fact resulted in a clinical benefit for these patients.

If we experience delays or difficulties in the enrollment of patients in our clinical trials, our receipt of necessary marketing approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our product candidates, including our ongoing and planned clinical trials of SMT C1100 and SMT19969, if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials. DMD is a rare disease with a relatively small patient population, which could result in slow enrollment of clinical trial participants. We expect that our planned clinical trials for DMD will be limited to boys in a specified age range and with a certain level of physical ability only, the number of patients eligible for our clinical trials is even smaller. Further, there are only a limited number of specialist physicians that treat DMD patients, and major clinical centers are concentrated in a few geographic regions. CDI is an acute infection that requires rapid diagnosis. For our clinical trials of SMT19969, we need to identify potential patients, test them for CDI and enroll them on the clinical trial within a 24 hour period. In addition, our competitors in both DMD and CDI have ongoing clinical trials for product candidates that could be competitive with our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates.

Patient enrollment is affected by other factors, including:

•	severity of the disease under investigation;

•	eligibility criteria for the clinical trial in question;

•	perceived risks and benefits of the product candidate under study;

•	approval of other therapies to treat the indication that is being investigated in the clinical trial;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	proximity and availability of clinical trial sites for prospective patients.

Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing. Our inability to enroll a sufficient number of patients in our ongoing and planned clinical trials of SMT C1100 and SMT19969 or any of our other clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether.

If serious adverse or inappropriate side effects are identified during the development of SMT C1100 or SMT19969 or any other product candidate, we may need to abandon or limit our development of that product candidate.

All of our product candidates are in clinical or preclinical development and their risk of failure is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval. If our product candidates are associated with undesirable side effects or have characteristics that are unexpected, we may need to abandon their development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause side effects or other safety issues that prevented further development of the compound.

Even if SMT C1100 or SMT19969 or any other product candidate receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If SMT C1100, SMT19969 or any of our other future product candidates receive marketing approval, such products may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenues or any profits from operations. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and potential advantages compared to alternative treatments or competitive products;

•	the prevalence and severity of any side effects;

•	the ability to offer our product candidates for sale at competitive prices, including in the case of SMT19969, which we expect, if approved, will compete with vancomycin and metronidazole, both of which are available in generic form at low prices;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the availability of third-party coverage and adequate reimbursement;

•	the timing of any such marketing approval in relation to other product approvals;

•	support from patient advocacy groups; and

•	any restrictions on concomitant use of other medications.

Our ability to negotiate, secure and maintain third-party coverage and reimbursement may be affected by political, economic and regulatory developments in the United States, the European Union and other jurisdictions. Governments continue to impose cost containment measures, and third-party payors are increasingly challenging prices charged for medicines and examining their cost effectiveness, in addition to their safety and efficacy. These and other similar developments could significantly limit the degree of market acceptance of SMT C1100 or SMT19969 or any of our other future product candidates that receive marketing approval.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be successful in commercializing SMT C1100 or SMT19969 or any other product candidate if and when such product candidates are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale or marketing of pharmaceutical products. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. If SMT C1100 receives marketing approval, we intend to commercialize it initially in the United States and Europe with our own focused, specialized sales force. Outside of the United States and Europe, we plan to evaluate the potential for utilizing collaboration, distribution and other marketing arrangements with third parties to commercialize SMT C1100. We may determine to commercialize SMT19969 directly in the United States and Europe with our own specialized sales force or seek third party collaborators for the development and commercialization of SMT19969. There are risks involved with establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales and marketing services, our product revenues or the profitability of these product revenues to us are likely to be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are acceptable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. We face competition with respect to our current product candidates and any products we may seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide.

There is currently no approved therapy for the treatment of DMD applicable to all DMD patients that seeks to alter the progression of the disease. Corticosteroids are the current standard of care for DMD patients, although these are symptomatic treatments that do not address the underlying cause of DMD. PTC Therapeutics, Inc. is developing Translarna (ataluren), which is a small molecule that enables formation of functional dystrophin in DMD patients with nonsense mutations. The European Commission has granted conditional approval for Translarna in Europe, and PTC is currently enrolling patients in a Phase 3 confirmatory clinical trial. DMD caused by nonsense mutations affects approximately 13% of all DMD patients. Other biopharmaceutical companies, including Prosensa Holding N.V. and Sarepta Therapeutics, Inc., are developing treatments for DMD based on exon-skipping approaches. We believe that there are exon-skipping therapies currently in clinical development to address four of these exons and that skipping of these exons would treat in the aggregate less than one-third of all DMD patients. A number of other companies are pursuing alternative therapeutic approaches for the treatment of DMD, including Pfizer, Inc., which is pursuing an approach based on muscle tissue growth through myastatin inhibition. For more information, see “Business—Competition” in this prospectus. We believe that our approach of utrophin modulation has the potential to treat the entire population of DMD patients, unlike other DMD approaches that also seek to alter the progression of the disease but only address subsets of the total DMD population. We expect the price that we will charge for SMT C1100, if approved, will reflect its status as an orphan drug that will be directed at a smaller population of patients.

Several pharmaceutical and biotechnology companies have established themselves in the market for the treatment of CDI, and several additional companies are developing products for the treatment of CDI. The current standard of care for CDI is treatment with the broad spectrum antibiotics vancomycin and metronidazole, both of which are available in generic form in the United States. Generic antibiotic therapies typically are sold at lower prices than branded antibiotics and generally are preferred by managed care providers of health services. The antibiotic fidaxomicin, which is marketed by Cubist Pharmaceuticals, Inc., or Cubist, a wholly owned subsidiary of Merck & Co., Inc., was recently approved for treatment of CDI in the United States and the European Union. Other antibiotics in late-stage clinical trials include surotomycin, which is being developed by Cubist, and cadazolid, which is being developed by Actelion Pharmaceuticals US, Inc.

Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are more effective, safer, have fewer or less severe side effects, are approved for broader indications or patient populations, are more convenient or less expensive than any products that we develop and commercialize. Our competitors may also obtain marketing approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. A number of other approaches for the treatment of CDI are in development, including monoclonal antibodies, a vaccine and fecal biotherapy. For more information, see “Business—Competition” in this prospectus.

We believe that many competitors are attempting to develop therapeutics for the target indications of our product candidates, including academic institutions, government agencies, public and private research organizations, large pharmaceutical companies and smaller more focused companies.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining approvals from regulatory authorities and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to or necessary for our programs.

Even if we are able to commercialize SMT C1100, SMT19969 or any other product candidate that we develop, the product may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize SMT C1100, SMT19969 or any other product candidate successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the E.U. and U.S. healthcare industries and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that coverage and reimbursement will be available for SMT C1100, SMT19969 or any other product that we commercialize and, if coverage and reimbursement are available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for SMT C1100 may be particularly difficult because of the higher prices typically associated with drugs directed at smaller populations of patients. In addition, third-party payors are likely to impose strict requirements for reimbursement of a higher priced drug. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the applicable regulatory authority. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs, and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. In the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. In the European Union, reference pricing systems and other measures may lead to cost containment and reduced prices. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the member states of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various E.U. member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our product candidate to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	reduced resources of our management to pursue our business strategy;

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to clinical trial participants or patients;

•	loss of revenue;

•	increased insurance costs; and

•	the inability to commercialize any products that we may develop.

We have separate product liability insurance policies that cover each of our clinical trials. These policies each provide coverage of up to £5.0 million in the aggregate for the applicable clinical trial, other than the policy covering our Phase 2 clinical trial of SMT19969, which provides $5.0 million of coverage in the aggregate. One such policy is subject to a per claim deductible. The amount of insurance that we currently hold may not be adequate to cover all liabilities that we may incur. We will need to increase our insurance coverage when and if we begin commercializing SMT C1100, SMT19969 or any other product candidate that receives marketing approval. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations currently, and may in the future, involve the use of hazardous and flammable materials, including chemicals and medical and biological materials, and produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and wastes, we cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials or disposal of hazardous wastes, we could be held liable for any resulting damages, and any liability could exceed our resources.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We also maintain liability insurance for some of these risks, but our policy has a coverage limit of £5.0 million per occurrence.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

We may expend our limited resources to pursue a particular product candidate and fail to capitalize on product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on specific product candidates. As a result, we may forego or delay pursuit of opportunities with other product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates may not yield any commercially viable products.

We have based our research and development efforts for DMD on utrophin modulators, including SMT C1100, our second generation utrophin modulators, future generation utrophin modulators and potential diet independent formulations of SMT C1100, and for CDI on SMT19969. Notwithstanding our large investment to date and anticipated future expenditures in proprietary technologies that we use in the discovery of product candidates for DMD and CDI, we have not yet developed, and may never successfully develop, any marketed drugs using this approach. As a result of pursuing the development of product candidates using our proprietary technologies, we may fail to develop product candidates or address indications based on other scientific approaches that may offer greater commercial potential or for which there is a greater likelihood of success. Research programs to identify new product candidates require substantial technical, financial and human resources. These research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development.

If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Risks Related to our Dependence on Third Parties

Use of third parties to manufacture our product candidates may increase the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate manufacturing facilities for the production of clinical or commercial supplies of our product candidates. We have limited personnel with experience in drug manufacturing and lack the resources and the capabilities to manufacture any of our product candidates on a clinical or commercial scale. We currently rely on third parties for supply of the active pharmaceutical ingredients, or API, in our product candidates. Our strategy is to outsource all manufacturing of our product candidates and products to third parties.

We do not currently have any agreements with third-party manufacturers for the long-term clinical or commercial supply of any of our product candidates. We currently engage a single third-party manufacturer to provide clinical material of the API and fill and finish services for the final drug product formulation of SMT C1100 that is being used in our clinical trials. A second third party clinical supplier is responsible for the labelling and shipping of the final drug product to the clinical trial sites. For SMT19969, we engage two other third-party manufacturers to provide clinical material of the API and fill and finish services to supply final drug product that is used in our on-going clinical trials. We may be unable to conclude agreements for commercial supply with third-party manufacturers, or may be unable to do so on acceptable terms.

Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third-party manufacturers may not be able to comply with current good manufacturing practice, or cGMP, regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

If the third parties that we engage to manufacture product for our preclinical tests and clinical trials should cease to continue to do so for any reason, we likely would experience delays in advancing these clinical trials while we identify and qualify replacement suppliers and we may be unable to obtain replacement supplies on terms that are favorable to us. In addition, if we are not able to obtain adequate supplies of our product candidates or the drug substances used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop product candidates and commercialize any products that receive marketing approval on a timely and competitive basis.

We rely on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such clinical trials.

We do not independently conduct clinical trials for our product candidates. We rely on third parties, such as contract research organizations, clinical data management organizations, medical institutions and clinical investigators, to perform this function. Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it would delay our product development activities.

Our reliance on these third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the clinical trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practice, or GCP, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity of data and confidentiality of clinical trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, www.ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. Similar GCP and transparency requirements apply in the European Union. The National Institutes of Health also recently announced plans to require sponsors to post results of clinical trials for unapproved products, including unfavorable results in clinical trials for unapproved uses of approved products.

Furthermore, third parties that we rely on for our clinical development activities may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. Our product development costs will increase if we experience delays in testing or obtaining marketing approvals.

We also rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.

Our ability to identify and develop future generations of utrophin modulators depends on our strategic alliance with the University of Oxford. If we fail to maintain our current strategic relationship with the University of Oxford, our business prospects may be materially adversely affected.

We have formed a strategic alliance with the University of Oxford pursuant to which we acquired an exclusive option to license intellectual property that is generated as part of our research in utrophin modulation. The goal of our strategic alliance with the University of Oxford is to identify and develop future generations of utrophin modulators that will include new mechanisms that could complement SMT C1100 and our second generation modulators. We rely on this strategic alliance and the University of Oxford to help identify and develop future generations of utrophin modulators. The continuation of a good relationship with the University of Oxford is important to our discovery and research efforts in this area. If our relationship with the University of Oxford deteriorates, if the University of Oxford fails to devote sufficient resources to the strategic alliance or if the University of Oxford challenges our option to license any intellectual property generated as part of the strategic alliance, our business prospects could be materially adversely affected.

We may depend on collaborations with third parties for the development and commercialization of some of our product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

We may determine to commercialize SMT19969 directly in the United States and Europe with our own specialized sales force or seek third party collaborators for the development and commercialization of SMT19969. Although we expect to commercialize SMT C1100 ourselves in the United States and Europe, we plan to evaluate the potential for utilizing collaboration, distribution and other marketing arrangements with third parties to commercialize SMT C1100 in other geographies. We may determine to develop SMT19969 independently and then commercialize the product directly in the United States and Europe with our own specialized sales force or seek third party collaborators for the development and commercialization of SMT19969. Moreover, we may seek third party collaborators for development and commercialization of any future product candidates.

Our likely collaborators for any marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. We are not currently party to any such arrangement for SMT C1100 or SMT19969. However, if we do enter into any such arrangements with any third parties in the future, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements.

Collaborations involving our product candidates would pose numerous risks to us, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;

•	collaborators may deemphasize or not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus, including as a result of a sale or disposition of a business unit or development function, or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product relative to other products;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•	disputes may arise between the collaborator and us as to the ownership of intellectual property arising during the collaboration;

•	we may grant exclusive rights to our collaborators, which would prevent us from collaborating with others;

•	disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our products or product candidates or that result in costly litigation or arbitration that diverts management attention and resources; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

For example, in 2009, we assigned certain technology relating to our DMD program to BioMarin. BioMarin conducted a Phase 1 clinical trial of a prior formulation of SMT C1100 in 48 healthy adult volunteers. In this clinical trial, subjects achieved low systemic exposure of the drug and there was variability of systemic exposure across subjects. Following this clinical trial of a prior formulation of SMT C1100, BioMarin elected not to continue development of our assigned technology, citing pharmaceutical and pharmacokinetic challenges. In public statements, BioMarin indicated that it had concluded that the likelihood of achieving a therapeutic effect in DMD patients was highly unlikely. In 2010, BioMarin transferred the assets, and all commercialization rights, back to us.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

If we are not able to establish additional collaborations, we may have to alter our development and commercialization plans.

Our product development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. For some of our product candidates, we may decide to collaborate further with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge; and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators and changes to the strategies of the combined company.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

If we fail to comply with our obligations in our funding arrangements with third parties, we could be required to repay the grant funding we have received or grant to these third parties rights under certain of our intellectual property.

We have received grant funding for some of our development programs from philanthropic, non-government and not for profit organizations and patient advocacy groups pursuant to agreements that impose development and commercialization diligence obligations on us. If we fail to comply with these obligations, in certain instances the applicable organization could require us to repay the grant funding we have received with interest or grant to the organization rights under certain of our intellectual property, which could materially adversely affect the value to us of product candidates covered by that intellectual property even if we are entitled to a share of any consideration received by such organization in connection with any subsequent development or commercialization of the product candidates.

Risks Related to our Intellectual Property

If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and products. We seek to protect our proprietary position by filing patent applications in the United States, in Europe and in certain additional foreign jurisdictions related to our novel technologies and product candidates that are important to our business. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, if we license technology or product candidates from third parties in the future, these license agreements may not permit us to control the preparation, filing and prosecution of patent applications, or to maintain or enforce the patents, covering the licensed technology or product candidates. These agreements could also give our licensors the right to enforce the licensed patents without our involvement, or to decide not to enforce the patents at all. Therefore, in these circumstances, these patents and applications may not be prosecuted or enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents, narrow the scope of our patent protection or make enforcement more difficult or uncertain.

The laws of foreign countries may not protect our patent rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. In addition, for the foregoing reasons, we may not pursue or obtain patent protection in all major markets or may not obtain protection that enables us to prevent the entry of third parties onto the market.

Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our U.S. patents or pending U.S. patent applications, or that we were the first to file for patent protection of such inventions outside the United States or, since March 16, 2013, within the United States.

Moreover, we may be subject to a third party preissuance submission of prior art to the U.S. Patent and Trademark Office, or the USPTO, or become involved in opposition, derivation, reexamination, reissue, inter partes review, post grant review, interference proceedings or other patent office proceedings, court litigation or International Trade Commission proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation concerning our patent rights could reduce the scope of or prevent the enforceability of, or invalidate, our patent rights, allowing third parties to commercialize our technology or products, or equivalent or similar technology or products, and so to compete directly with us, without payment to us, or, where such proceedings involve third-party patents, result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened or narrowed by operation of any of the foregoing, such an event could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if our patent applications issue as patents, they may not issue in a form that will provide us with adequate protection to prevent competitors from competing with us or otherwise to provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar, improved or alternative technologies or products in a non-infringing manner. For example, although SMT19969 is the subject matter of U.S. patent applications and claims therein to a method-of-treatment for Clostridium difficile associated disease, and to a combination product with an adjunctive agent, patent protection is not available for composition-of-matter claims that only recite the active pharmaceutical ingredient for SMT19969 without limitation to its use. Because SMT19969 lacks composition-of-matter protection for its active pharmaceutical ingredient, competitors will, subject to obtaining marketing approval, be able to offer and sell products with the same active pharmaceutical ingredient so long as these competitors do not infringe any other issued patents that would otherwise cover the drug’s usage, methods of treatment using the drug, drug formulations, drug dosage forms and the like. Moreover, method-of-treatment patent claims are more difficult to enforce than composition-of-matter claims for reasons including off-label sale, potential divided infringement issues and use of the subject compound in non-infringing manners. Physicians are permitted to prescribe an approved product for uses that are not described in the product’s labeling. Although off-label prescriptions may infringe our method-of-treatment patents, the practice is common across medical specialties and such infringement is difficult to prevent or prosecute. Off-label sales would limit our ability to generate revenue from the sale of our product candidates, if approved for commercial sale. In addition, if a third party were able to design around our dosage-form and formulation patents and create a different formulation and dosage form that is not covered by our patents or patent applications, we would likely be unable to prevent that third party from manufacturing and marketing its product.

In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity, such as orphan drug exclusivity in the United States, that we obtain under applicable legislation, which may require us to allocate significant resources to preventing such circumvention. Legal and regulatory developments in the European Union and elsewhere may also result in clinical trial data submitted as part of a marketing authorization application becoming publicly available. Such developments could enable other companies to use our clinical trial data to assist in their own product development and to obtain marketing authorizations in the European Union and in other jurisdictions. Such developments may also require us to allocate significant resources to prevent other companies from circumventing or violating our intellectual property rights. Our attempts to prevent third parties from circumventing our intellectual property and other rights may ultimately be unsuccessful. We may also fail to take the required actions or pay the necessary fees to maintain our patents.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Future changes in U.S. statutory or case law beyond our control could affect some or all of the foregoing possibilities. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. This could be the case even after giving effect to patent term extensions and data exclusivity provisions preventing third parties from relying on clinical trial data filed by us for regulatory approval in support of their own applications for such approval. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become involved in lawsuits or other enforcement proceedings to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and potentially unsuccessful.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file claims, which can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property or that our patent and other intellectual property rights are invalid or unenforceable, including for anti-trust reasons. As a result, in a patent infringement proceeding, a court or administrative body may decide that a patent of ours is invalid or unenforceable, in whole or in part, or may construe the patent’s claims narrowly and so refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the competitor technology in question. Even if we are successful in a patent infringement action, the unsuccessful party may subsequently raise antitrust issues and bring a follow-on action thereon. Antitrust issues may also provide a bar to settlement or constrain the permissible settlement terms. Further, settlement agreements in the pharmaceutical sector are the subject of ongoing review by the antitrust authorities in the European Union.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the intellectual property and other proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference, derivation, inter partes review, reexamination, reissue or post-grant review proceedings before the USPTO. The risks of being involved in such litigation and office proceedings may also increase as our product candidates approach commercialization, and as we gain greater visibility as a publicly traded company in the United States. Third parties may assert infringement claims against us based on existing or future intellectual property rights and so restrict our freedom to operate. Third parties may also seek injunctive relief against us, whereby they would attempt to prevent us from practicing our technologies altogether pending outcome of any litigation against us. We may not be aware of all such intellectual property rights potentially relating to our product candidates prior to their assertion against us. For example, we have not conducted an in depth freedom-to-operate search or analysis for SMT C1100 or SMT19969. Any freedom-to-operate search or analysis previously conducted may not have uncovered all relevant patents and pending patent applications, and there may be pending or future patent applications that, if issued, would block us from commercializing SMT C1100 or SMT19969. Thus, we do not know with certainty whether SMT C1100, SMT19969, any other product candidate or our commercialization thereof, does not and will not infringe any third party’s intellectual property.

If we are found to infringe a third party’s intellectual property rights, or in order to avoid or settle litigation, we could be required to obtain a license to enable us to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies as are licensed to us, and could require us to make substantial payments. Absent a license, we could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent or other intellectual property right. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties, or claims that we derived our inventions from another, could have a similar negative impact on our business.

We may be subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary or otherwise confidential information or know-how of others in their work for us, we may be subject to claims that we or these employees have without authorization used or disclosed intellectual property, including trade secrets or other proprietary or confidential information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

In addition, while we typically require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us and agreeing to cooperate and assist us with securing and defending our intellectual property, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property litigation could cause us to spend substantial resources and could distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of the ADSs. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development, sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Accordingly, costs and lost management time, as well as uncertainties resulting from the initiation and continuation of patent litigation or other proceedings, could have a material adverse effect on our ability to compete in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary and confidential information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. However, we cannot guarantee that we have executed these agreements with each party that may have or have had access to our trade secrets or that the agreements we have executed will provide adequate protection. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary or confidential information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets, particularly unpatented know-how, were to be obtained or independently developed by a competitor, our competitive position would be harmed.

Risks Related to Regulatory Approval and Marketing of our Product Candidates

Even if we complete the necessary clinical trials, the marketing approval process is expensive, time consuming and uncertain and may prevent us from obtaining approvals for the commercialization of some or all of our product candidates. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates, including SMT C1100 and SMT19969, and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and by comparable authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not received approval to market SMT C1100, SMT19969 or any of our other future product candidates from regulatory authorities in any jurisdiction.

We have only limited experience in filing and supporting the applications necessary to obtain marketing approvals for product candidates and expect to rely on third-party contract research organizations to assist us in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and effectiveness. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Regulatory authorities may determine that SMT C1100, SMT19969 or any of our other future product candidates are not effective or only moderately effective, or have undesirable or unintended side effects, toxicities, safety profiles or other characteristics that preclude us from obtaining marketing approval or that prevent or limit commercial use.

The process of obtaining marketing approvals is expensive, may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

Our failure to obtain marketing approval in jurisdictions other than the United States and Europe would prevent our product candidates from being marketed in these other jurisdictions, and any approval we are granted for our product candidates in the United States and Europe would not assure approval of product candidates in other jurisdictions.

In order to market and sell SMT C1100, SMT19969 and our other future product candidates in jurisdictions other than the United States and Europe, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA or EMA approval. The regulatory approval process outside the United States and Europe generally includes all of the risks associated with obtaining FDA and EMA approval. In addition, some countries outside the United States and Europe require approval of the sales price of a drug before it can be marketed. In many countries, separate procedures must be followed to obtain reimbursement. We may not obtain marketing, pricing or reimbursement approvals outside the

United States and Europe on a timely basis, if at all. Approval by the FDA or the EMA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States and Europe does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA or the EMA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market. Marketing approvals in countries outside the United States and Europe do not ensure pricing approvals in those countries or in any other countries, and marketing approvals and pricing approvals do not ensure that reimbursement will be obtained.

Our ability to obtain and maintain conditional marketing authorizations in the European Union is limited to specific circumstances and subject to several conditions and obligations. A failure to renew any conditional approval that we obtain prior to full approval for the applicable indication would prevent us from continuing to market our products.

Conditional marketing authorizations based on incomplete clinical data may be granted for a limited number of listed medicinal products for human use, including products designated as orphan medicinal products under E.U. law, if (1) the risk-benefit balance of the product is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (3) unmet medical needs will be fulfilled and (4) the benefit to public health of the immediate availability on the market of the medicinal product outweighs the risk inherent in the fact that additional data are still required. Specific obligations, including with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data, may be specified in the conditional marketing authorization. Conditional marketing authorizations are valid for one year and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions. Even if we obtain conditional approval for SMT C1100 for the treatment of DMD or SMT19969 for the treatment of CDI, we may not be able to renew such conditional approval.

Even if we obtain marketing approval for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products and compliance with such requirements may involve substantial resources, which could materially impair our ability to generate revenue.

Even if marketing approval of a product candidate is granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation, including the requirement to implement a risk evaluation and mitigation strategy or to conduct costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. We must also comply with requirements concerning advertising and promotion for any of our product candidates for which we obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we will not be able to promote any products we develop for indications or uses for which they are not approved. In addition, manufacturers of approved products and those manufacturers’ facilities are required to ensure that quality control and manufacturing procedures conform to cGMP, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We and our contract manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMP.

Accordingly, assuming we receive marketing approval for one or more of our product candidates, we and our contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control. If we are not able to comply with post-approval regulatory requirements, we could have the marketing approvals for our products withdrawn by regulatory authorities and our ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Thus, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

Any product candidate for which we obtain marketing approval will be subject to strict enforcement of post-marketing requirements and we could be subject to substantial penalties, including withdrawal of our product from the market, if we fail to comply with all regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include, but are not limited to, restrictions governing promotion of an approved product, submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, and requirements regarding the distribution of samples to physicians and recordkeeping.

The FDA and other federal and state agencies, including the Department of Justice, closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of drugs in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. Violations of such requirements may lead to investigations alleging violations of the Food, Drug and Cosmetic Act and other statutes, including the False Claims Act and other federal and state health care fraud and abuse laws as well as state consumer protection laws. Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

•	litigation involving patients taking our products;

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	damage to relationships with any potential collaborators;

•	unfavorable press coverage and damage to our reputation;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Non-compliance by us or any future collaborator with regulatory requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with regulatory requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Non-compliance with E.U. requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Fast track designation by the FDA may not actually lead to a faster development or regulatory review or approval process.

If a drug is intended for the treatment of a serious or life threatening condition and the drug demonstrates the potential to address unmet medical need for this condition, the drug sponsor may apply for FDA fast track designation. Because the FDA designated SMT19969 as a qualified infectious disease product, or QIDP, SMT19969 is eligible for fast track status. However, neither the QIDP designation nor fast track eligibility ensures that SMT19969 will receive marketing approval or that approval will be granted within any particular timeframe. We may also seek fast track designation for SMT C1100 or other future product candidates. Even if the FDA grants fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Priority review designation by the FDA may not lead to a faster regulatory review or approval process and, in any event, does not assure FDA approval.

If the FDA determines that a product candidate offers major advances in treatment or provides a treatment where no adequate therapy exists, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. Because the FDA designated SMT19969 as a QIDP, SMT19969 also will receive priority review. We may also request priority review for SMT C1100 or other future product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Moreover, a priority review designation does not necessarily mean a faster regulatory review process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or thereafter.

We may not be able to obtain orphan drug exclusivity for our product candidates. If our competitors are able to obtain orphan drug exclusivity for their products that are the same drug as our product candidates, or can be classified as a similar medicinal product within the meaning of E.U. law, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

Regulatory authorities in some jurisdictions, including Europe and the United States, may designate drugs for relatively small patient populations as orphan drugs. The FDA has granted orphan drug designation to SMT C1100 for the treatment of DMD, and the EMA has designated SMT C1100 as an orphan medicinal product. Generally, if a product with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity, which, subject to certain exceptions, precludes the EMA from accepting another marketing application for a similar medicinal product or the FDA from approving another marketing application for the same drug for the same indication for that time period. The applicable market exclusivity period is seven years in the United States and ten years in the European Union. The E.U. exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation, including if the drug is sufficiently profitable so that market exclusivity is no longer justified.

In the European Union, a “similar medicinal product” is a medicinal product containing a similar active substance or substances as contained in a currently authorized orphan medicinal product, and which is intended for the same therapeutic indication. For a drug such as SMT C1100, the FDA defines “same drug” as a drug that contains the same active moiety and is intended for the same use. Obtaining orphan drug exclusivity for SMT C1100 for DMD, both in the United States and in Europe, may be important to the product candidate’s success. If a competitor obtains orphan drug exclusivity for and approval of a product with the same indication as SMT C1100 before we do and if the competitor’s product is the same drug or a similar medicinal product as ours, we could be excluded from the market.

Moreover, even if we obtain orphan drug exclusivity for SMT C1100 for DMD, we may not be able to maintain it. For example, if a competitive product that is the same drug or a similar medicinal product as our product candidate is shown to be clinically superior to our product candidate, any orphan drug exclusivity we have obtained will not block the approval of such competitive product. In addition, orphan drug exclusivity will not prevent the approval of a product that is the same drug as our product candidate if the FDA finds that we cannot assure the availability of sufficient quantities of the drug to meet the needs of the persons with the disease or condition for which the drug was designated. Finally, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different products can be approved for the same condition.

Our relationships with customers, healthcare providers and professionals and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates, including SMT C1100 or SMT19969, for which we obtain marketing approval. Our future arrangements with customers, healthcare providers and professionals and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include, and are not limited to, the following:

•	The federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federally funded healthcare programs such as Medicare and Medicaid. This statute has been broadly interpreted to apply to manufacturer arrangements with prescribers, purchasers and formulary managers, among others. Several other countries, including the United Kingdom, have enacted similar anti-kickback, fraud and abuse, and healthcare laws and regulations.

•	The federal False Claims Act imposes civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. The government and qui tam relators have brought False Claims Act actions against pharmaceutical companies on the theory that their practices have caused false claims to be submitted to the government. There is also a separate false claims provision imposing criminal penalties.

•	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

•	HIPAA also imposes criminal liability for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services.

•

The federal Physician Sunshine Act requirements under the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, referred to together as the Affordable Care Act, require manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value made to or at the request of covered recipients, such as physicians and teaching hospitals, and physician ownership and investment interests in such manufacturers. Payments made to physicians and research institutions for clinical trials are included within the ambit of this law.

•	Analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. Exclusion, suspension and debarment from government funded healthcare programs would significantly impact our ability to commercialize, sell or distribute any drug. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of SMT C1100, SMT19969 or any of our other future product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates, including SMT C1100 or SMT19969, for which we obtain marketing approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products. While the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

More recently, in March 2010, President Obama signed into law the Affordable Care Act, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the Affordable Care Act revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, the new law imposes a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with health care practitioners. We will not know the full effects of the Affordable Care Act until applicable federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the full effect of the Affordable Care Act, the new law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs.

We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or Bribery Act, the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where we do business and may do business in the future. The Bribery Act, FCPA and these other laws generally prohibit us, our officers, and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We may in the future operate in jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by U.K., U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the principal members of our executive and scientific teams, including Glyn Edwards, our Chief Executive Officer, Erik Ostrowski, our Chief Financial Officer, Dr. Bina Tejura, our Vice President, Clinical Development, Dr. Jonathon Tinsley, our Chief Scientific Officer, DMD, and Dr. Richard

Vickers, our Chief Scientific Officer, Antimicrobials. Although we have formal employment agreements with each of our executive officers, these agreements do not prevent our executives from terminating their employment with us at any time. We do not maintain “key person” insurance on any of our executive officers. The unplanned loss of the services of any of these persons could materially impact the achievement of our research, development and commercialization objectives.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel, including in the United States where we plan to expand our physical presence, will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous biotechnology and pharmaceutical companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We expect to expand our development, regulatory and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Our employees may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are exposed to the risk of employee fraud or other misconduct, including intentional failures to comply with FDA or Office of Inspector General regulations or similar regulations of comparable non-U.S. regulatory authorities, provide accurate information to the FDA or comparable non-U.S. regulatory authorities, comply with manufacturing standards we have established, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable non-U.S. regulatory authorities, report financial information or data accurately or disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Risks Related to the ADSs and This Offering

If you purchase ADSs in this offering, you will suffer immediate dilution of your investment.

We expect the initial public offering price of the ADSs to be substantially higher than the net tangible book value per ADS prior to the offering. Therefore, if you purchase ADSs in this offering at an assumed public offering price of $11.54 per ADS, which reflects the last reported sale price of our ordinary shares on AIM on February 19, 2015 and the exchange rate set forth on the cover page of this prospectus, you will experience immediate dilution of $6.75 per ADS, representing the difference between our pro forma net tangible book value per ADS after giving effect to this offering and the assumed initial public offering price. If the underwriters exercise their option to purchase additional ADSs to cover over-allotments, you will experience further dilution.

An active trading market for the ADSs may not develop.

This offering constitutes our initial public offering of ADSs, and no public market for the ADSs currently exists. We have applied to list the ADSs on the NASDAQ Global Market, and we expect the ADSs to be quoted on the NASDAQ Global Market, subject to the completion of customary procedures in the United States, but an active trading market for the ADSs may never develop or be sustained following this offering. If an active market for the ADSs does not develop, it may be difficult for you to sell the ADSs you purchase in this offering without depressing the market price for the ADSs or at all.

The price of the ADSs may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of ADSs in this offering.

The market price of our ordinary shares on AIM has been, and the market price of the ADSs may be, volatile and fluctuate substantially. From January 1, 2013 to February 19, 2015, the closing sale price of our ordinary shares on AIM ranged from a high of £3.90 to a low of £0.45 per share. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your ADSs at or above the initial public offering price. The market price for the ADSs may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	results of clinical trials of SMT C1100, SMT19969 and any other future product candidate that we develop;

•	results of clinical trials of product candidates of our competitors;

•	changes or developments in laws or regulations applicable to SMT C1100 and SMT19969 and any other future product candidates that we develop;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the biotechnology and pharmaceutical sectors;

•	general economic, industry and market conditions;

•	the trading volume of ADSs on the NASDAQ Global Market and of our ordinary shares on AIM; and

•	the other factors described in this “Risk Factors” section in this prospectus.

The dual listing of our ordinary shares and the ADSs following this offering may adversely affect the liquidity and value of the ADSs.

Following this offering and after the ADSs are traded on the NASDAQ Global Market, our ordinary shares will continue to be listed on AIM. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and the ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the Unites States. The price of the ADSs could also be adversely affected by trading in our ordinary shares on AIM. Although our ordinary shares will initially continue to be listed on AIM following this offering, we may decide at some point in the future to delist our ordinary shares from AIM, and our ordinary shareholders may approve such delisting. We cannot predict the effect such delisting of our ordinary shares on AIM would have on the market price of the ADSs on the NASDAQ Global Market.

Securities traded on AIM may carry a higher risk than shares traded on other exchanges that may impact the value of your investment.

Our ordinary shares are currently traded on AIM. Investment in equities traded on AIM is perceived by some to carry a higher risk than an investment in equities quoted on exchanges with more stringent listing requirements, such as the London Stock Exchange, New York Stock Exchange or the NASDAQ Stock Market. This is because AIM imposes less stringent corporate governance and ongoing reporting requirements than those other exchanges. In addition, AIM requires only semi-annual, rather than quarterly, financial reporting. You should be aware that the value of our ordinary shares may be influenced by many factors, some of which may be specific to us and some of which may affect AIM-listed companies generally, including the depth and liquidity of the market, our performance, a large or small volume of trading in our ordinary shares, legislative changes and general economic, political or regulatory conditions, and that the prices may be volatile and subject to extensive fluctuations. Therefore, the market price of our ordinary shares underlying the ADSs may not reflect the underlying value of our company.

Substantial future sales of our ordinary shares or the ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline significantly, even if our business is doing well.

Sales of a substantial number of our ordinary shares or ADSs in the public market could occur at any time. These sales, or the perception in the market that these sales could occur, could cause the market price of the ADSs to decline. After this offering, we will have 58,367,697 ordinary shares outstanding. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless purchased by our affiliates. Ordinary shares held by our directors and officers will be available for sale upon the expiration of a lock-up period, which we expect will expire 180 days after the date of this prospectus. The remaining ordinary shares will be available for sale after this offering since they are not subject to contractual and legal restrictions on resale. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of the ADSs could decline.

Certain of our principal shareholders and their affiliated entities have indicated an interest in purchasing approximately $15.0 million of ADSs in this offering at the initial public offering price. Any such ADSs purchased by these potential purchasers may not be able to be resold in the public market immediately following this offering as a result of restrictions under securities laws, but would be able to be sold following the expiration of these restrictions as described in “Shares and ADSs Eligible for Future Sale” in this prospectus. However, because indications of interest are not binding agreements or commitments to purchase, these potential purchasers may determine to purchase fewer ADSs than they indicate an interest in purchasing or not to purchase any ADSs in this offering. It is also possible that these potential purchasers could indicate an interest in purchasing more ADSs. In addition, the underwriters could determine to sell fewer ADSs to any of these potential purchasers than the potential purchasers indicate an interest in purchasing or not to sell any ADSs to these potential purchasers. The underwriters will receive the same underwriting discount on any ADSs purchased by these entities as they will on any other ADSs sold to the public in this offering.

Holders of ADSs may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

Except as described in this prospectus, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs. Holders of the ADSs will have the right to instruct the depositary with respect to the voting of the ordinary shares represented by the ADSs. If we tell the depositary to solicit your voting instructions, the depositary is required to endeavor to carry out your instructions. If we do not tell the depositary to solicit your voting instructions (and we are not required to do so), you can still send instructions, and, in that case, the depositary may, but is not required to, carry out those instructions. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of the ADSs.

We are a “foreign private issuer,” as defined in the rules and regulations of the Securities and Exchange Commission, or the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ending January 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

As a foreign private issuer, we are not subject to certain NASDAQ corporate governance rules applicable to U.S. listed companies.

We rely on a provision in the NASDAQ Stock Market’s Listed Company Manual that allows us to follow English company law in general and the U.K. Companies Act 2006 in particular with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NASDAQ Stock Market.

For example, we are exempt from regulations of the NASDAQ Stock Market that require a listed U.S. company to:

•	have a majority of the board of directors consist of independent directors;

•	require non-management directors to meet on a regular basis without management present;

•	adopt a code of conduct and promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;

•	have an independent compensation committee;

•	have an independent nominating committee;

•	solicit proxies and provide proxy statements for all shareholder meetings;

•	review related party transactions; and

•	seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements.

In accordance with our NASDAQ Stock Market listing, our Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to U.S. companies listed on the NASDAQ Stock Market. Because we are a foreign private issuer, however, our Audit Committee is not subject to additional requirements of the NASDAQ Stock Market applicable to listed U.S. companies, including an affirmative determination that all members of the Audit Committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	being permitted to provide only two years of audited financial statements in this prospectus, in addition to any required unaudited interim financial statements, with correspondingly reduced management’s discussion and analysis of disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find the ADSs less attractive if we rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the market price of the ADSs may be more volatile.

In addition, the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a company with ADSs that are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a company with ADSs that will be publicly traded in the United States, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NASDAQ Stock Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

However, for as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies as described in the preceding risk factor. We may remain an emerging growth company until the end of the fiscal year in which the fifth anniversary of this offering occurs, although if the market value of our share capital held by non-affiliates exceeds $700 million as of any July 31 before that time or if we have annual gross revenues of $1 billion or more in any fiscal year, we would cease to be an emerging growth company as of January 31 of the applicable year. We also would cease to be an emerging growth company if we issue more than $1 billion of non-convertible debt over a three-year period.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us, as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act, or Section 404, or any subsequent testing by our independent registered public accounting firm, as and when required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs.

Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, as an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm until we are no longer an emerging growth company. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We cannot assure you that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.

Based on our estimated gross income and average value of our gross assets, taking into account the initial public offering price of the ADSs in this offering and the expected price of the ADSs following the offering, and the nature of our business, we do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our tax year ended January 31, 2015 and do not expect to be a PFIC during our tax year ending January 31, 2016. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which at least 75% of its gross income is passive income or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate after the offering, and may fluctuate considerably given that market prices of biotechnology companies have been especially volatile. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held the ADSs, however, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Taxation—Taxation in the United States—Passive Foreign Investment Company Considerations” in this prospectus.

U.S. investors may have difficulty enforcing civil liabilities against our Company, our directors or members of senior management and the experts named in this prospectus.

Our directors and some of the experts named in this prospectus are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Further, there is doubt as to whether English courts would enforce certain civil liabilities under U.S. securities laws pursuant to judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the Companies Act 2006, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital—Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Companies Act 2006 applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

Holders of ordinary shares and ADSs may not receive a return on their ordinary shares or ADSs other than through the sale of their ordinary shares or ADSs.

Under current U.K. law, a company’s accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. We have not paid dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Accordingly, other than through the sale of our shares, our shareholders are unlikely to receive a return in the foreseeable future.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

We expect that the depositary for the ADSs will agree to pay to you or distribute the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations that we expect will be set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

After this offering, our executive officers, directors and principal shareholders will maintain the ability to control or significantly influence all matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers, directors and principal shareholders will, in the aggregate, beneficially own ordinary shares representing approximately 31% of our outstanding share capital. Assuming an initial public offering price of $11.54 per ADS, which reflects the last reported sale price of our ordinary shares on AIM on February 19, 2015 and the exchange rate set forth on the cover page of this prospectus, if our existing principal shareholders and their affiliated entities purchase all the ADSs they have indicated an interest in purchasing in this offering, the number of ordinary shares beneficially owned by our executive officers, directors and principal shareholders will, in the aggregate, represent approximately 42% of our outstanding share capital. As a result, if these shareholders were to choose to act together, they would be able to control or significantly influence all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire.

We are exposed to risks related to currency exchange rates.

We conduct a significant portion of our operations outside of the United Kingdom, and the initial public offering price of the ADSs will be in U.S. Dollars. Because our financial statements are presented in pounds sterling, changes in currency exchange rates have had and could have a significant effect on our operating results when our operating results are translated into U.S. dollars. Exchange rate fluctuations between local currencies and the pound sterling create risk in several ways, including the following: weakening of the pound sterling may increase the pound sterling cost of overseas research and development expenses and the cost of sourced product components outside the United Kingdom; strengthening of the pound sterling may decrease the value of our revenues denominated in other currencies; the exchange rates on non-sterling transactions and cash deposits can distort our financial results; and commercial pricing and profit margins are affected by currency fluctuations.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the market price of the ADSs to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this prospectus, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements in this prospectus include, among other things, statements about:

•	the timing and conduct of our clinical trials of SMT C1100 for the treatment of patients with DMD and SMT19969 for the treatment of patients with CDI, including statements regarding the timing of initiation and completion of the clinical trials and the period during which the results of the clinical trials will become available;

•	the timing of and our ability to obtain marketing approval of SMT C1100 and SMT19969, and the ability of SMT C1100 and SMT19969 to meet existing or future regulatory standards;

•	our plans to continue the research and development of internally developed second generation utrophin modulators, future generation modulators that we are developing in collaboration with the University of Oxford and potential diet independent formulations of SMT C1100;

•	our plans to pursue research and development of other future product candidates;

•	the potential advantages of SMT C1100 and SMT19969;

•	the rate and degree of market acceptance and clinical utility of SMT C1100 and SMT19969;

•	our estimates regarding the potential market opportunity for SMT C1100 and SMT19969;

•	our sales, marketing and distribution capabilities and strategy;

•	our ability to establish and maintain arrangements for manufacture of SMT C1100 and SMT19969;

•	our intellectual property position;

•	our expectations related to the use of proceeds from this offering;

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

•	the impact of government laws and regulations; and

•	our competitive position.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section in this prospectus, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus forms a part completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $33.3 million, based on an assumed offering price of $11.54 per ADS, which reflects the last reported sale price of our ordinary shares on AIM on February 19, 2015 and the exchange rate set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional ADSs to cover over-allotments, we estimate that the net proceeds of the offering will be approximately $38.8 million.

Each $1.00 increase or decrease in the assumed initial public offering price of $11.54 per ADS would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $3.2 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering.

As of October 31, 2014, we had cash and cash equivalents of approximately £15.0 million ($24.0 million). We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $15.0 million to $20.0 million to fund our ongoing Phase 1b modified diet clinical trial of SMT C1100 and, if successful, initiate our Phase 2 open label clinical trial and our Phase 2 placebo controlled clinical trial of SMT C1100;

•	approximately $5.0 million to fund our ongoing Phase 2 clinical trial of SMT19969 and our ongoing exploratory Phase 2 clinical trial of SMT19969 compared to fidaxomicin;

•	approximately $5.0 million to advance our second generation utrophin modulators, future generation utrophin modulators, potential diet independent formulations of SMT C1100 and our biomarker development program; and

•	the remainder for working capital and for general corporate purposes.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials of our product candidates, and any unforeseen cash needs. As a result, our management retains broad discretion over the allocation of the net proceeds from this offering.

Based on our planned use of the net proceeds from this offering, we estimate that such funds, together with our existing cash and cash equivalents, will be sufficient to enable us to complete and report top line data from our ongoing Phase 1b modified diet clinical trial of SMT C1100, report top line data from our ongoing Phase 2 clinical trial of SMT19969, report top line data from our ongoing exploratory Phase 2 clinical trial of SMT19969 compared to fidaxomicin and report initial data from our Phase 2 open label clinical trial of SMT C1100. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. While we anticipate that the net proceeds of this offering will allow us to initiate our Phase 2 open label clinical trial and our Phase 2 placebo controlled clinical trial of SMT C1100, we do not expect the net proceeds will be sufficient to allow us to fund either of these clinical trials to completion.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including term deposits, and short-term, investment-grade, and interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any dividends on our ordinary shares, and we currently do not plan to declare or pay dividends on our ordinary shares in the foreseeable future. Under English law, we may only pay dividends if our accumulated realized profits, which have not been previously distributed or capitalized, exceed our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital. Therefore, we must have distributable profits before issuing a dividend. Distributable profits are determined at the holding company level and not on a consolidated basis. In addition, and in connection with the restructuring of our share capital completed in September 2014, we agreed not to treat as distributable certain specified reserves arising by reason of the capital restructuring until such time as the creditors in existence at the time of such restructuring have been paid any outstanding amount owed to them. Subject to such restrictions and to any restrictions set out in the Articles of Association, declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors (and in the case of final dividends, must be approved by our shareholders), and will depend upon such factors as results of operations, capital requirements, contractual restrictions, our overall financial condition or applicable laws and any other factors deemed relevant by our board of directors.

See “Description of American Depositary Shares—Dividends and Distribution” in this prospectus for more information on the procedure for payment of dividends to holders of the ADSs.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of October 31, 2014:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of 3,450,000 ADSs by us in this offering, assuming an initial public offering price of $11.54 per ADS, which reflects the last reported sale price of our ordinary shares on AIM on February 19, 2015 and the exchange rate set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

	As of October 31, 2014
	Actual		As Adjusted(1)
	(in thousands)
Cash and cash equivalents	$24,019	£15,013	$57,295	£35,812

Shareholders’ equity:
Share capital
Ordinary shares	658	411	934	584
Share premium	38,559	24,101	71,859	44,915
Other reserves	32,630	20,395	32,630	20,395
Accumulated deficit	(43,589)	(27,245)	(43,889)	(27,433)

Total equity	28,258	17,662	61,534	38,461

Total capitalization	$28,258	£17,662	$61,534	£38,461

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $11.54 per ADS would increase or decrease, as applicable, the amount of cash and cash equivalents, total equity and total capitalization by approximately $3.2 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share underlying the ADSs is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of October 31, 2014 was approximately £0.34 ($0.55) per ordinary share and $2.76 per ADS. Net tangible book value per share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed initial public offering price per ordinary share, which reflects the last reported sale price of our ordinary shares on AIM on February 19, 2015 and the exchange rate set forth on the cover page of this prospectus, after giving effect to the net proceeds we will receive from this offering and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after October 31, 2014, other than to give effect to our issuance and sale of ADSs offered in this offering at the assumed initial public offering price of $11.54 per ADS, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of October 31, 2014 would have been £0.60 ($0.96) per ordinary share and $4.79 per ADS. This represents an immediate increase in net tangible book value of £0.25 ($0.41) per ordinary share, and $2.04 per ADS, to existing shareholders and an immediate dilution in net tangible book value of £0.84 ($1.35) per ordinary share, and $6.75 per ADS, to purchasers of ADSs in this offering.

The following table illustrates this dilution to new investors purchasing ADSs in the offering:

Assumed initial public offering price per ADS		$11.54
Net tangible book value per ADS as of October 31, 2014	$2.76
Increase in net tangible book value per ADS attributable to new investors	2.04

Pro forma net tangible book value per ADS after giving effect to this offering		4.79

Dilution per ADS to new investors in this offering		$6.75

Each $1.00 increase or decrease in the assumed initial public offering price of $11.54 per ADS would increase or decrease, as applicable, our pro forma net tangible book value by £2.0 million ($3.2 million), the pro forma net tangible book value per ordinary share and per ADS by £0.03 ($0.05) per ordinary share, and $0.27 per ADS, and the dilution in pro forma net tangible book value per ADS to new investors by $0.73 per ADS, assuming no change in the number of ADSs offered by us as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters exercise their option to purchase additional ADSs to cover over-allotments or if any shares are issued in connection with outstanding options or warrants, you will experience further dilution. We may also choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

The following table summarizes, on a pro forma basis as of October 31, 2014, the differences between our shareholders as of October 31, 2014 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share paid at the assumed initial public offering price of $11.54 per ADS, which reflects the last reported sale price of our ordinary shares on AIM on February 19, 2015 and the exchange rate set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration
	Number	Percent	Amount		Percent	Average Price Per Ordinary Share		Average Price Per ADS
Existing shareholders	41,117,697	70.5%	$39,459,170	£24,663,523	50.0%	$0.96	£0.60	$4.80	£3.00
New investors	17,250,000	29.6	39,813,000	24,884,680	50.0	2.31	1.44	11.54	7.21

Total	58,367,697	100.0%	$79,272,170	£49,548,203	100.0%	$1.36	£0.85	$6.79	£4.24

Each $1.00 increase or decrease in the assumed public offering price of $11.54 per ADS would increase or decrease, as applicable, total consideration paid by new investors by £2.2 ($3.5) million, total consideration paid by all shareholders by £2.2 ($3.5) million and average price per ordinary share and per ADS paid by all shareholders by $0.06 per ordinary share and $0.30 per ADS, assuming the sale of 3,450,000 ADSs by us at an assumed initial public offering price of $11.54 per ADS, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The total number of shares reflected in the discussion and table above is based on 41,117,697 ordinary shares outstanding as of October 31, 2014.

If the underwriters exercise in full their option to purchase additional ADSs to cover over-allotments, the following will occur:

•	the percentage of ordinary shares held by existing shareholders will decrease to approximately 67.5% of the total number of ordinary shares outstanding after this offering; and

•	the number of ordinary shares held by new investors will increase to 19.8 million, or approximately 32.5% of the total number of ordinary shares outstanding after this offering.

Certain of our principal shareholders and their affiliated entities have indicated an interest in purchasing approximately $15.0 million of ADSs in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these potential purchasers may determine to purchase fewer ADSs than they indicate an interest in purchasing or not to purchase any ADSs in this offering. It is also possible that these potential purchasers could indicate an interest in purchasing more ADSs. In addition, the underwriters could determine to sell fewer ADSs to any of these potential purchasers than the potential purchasers indicate an interest in purchasing or not to sell any ADSs to these potential purchasers. The foregoing discussion and tables do not reflect any potential purchases by these potential purchasers.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of and for the nine months ended October 31, 2014 and 2013 have been derived from our unaudited condensed consolidated financial statements appearing at the end of this prospectus. The following selected consolidated financial data as of and for the years ended January 31, 2014 and 2013 have been derived from our audited consolidated financial statements appearing at the end of this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of October 31, 2014 and the results of operations for the nine months ended October 31, 2013 and 2014. We present our consolidated financial statements in pounds sterling and in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts as of and for the nine months ended October 31, 2014 have been translated into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on October 31, 2014, of £1.00 to $1.5999. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our interim period results are not necessarily indicative of results to be expected for a full year or any other interim period. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and with our consolidated financial statements and notes thereto appearing at the end of this prospectus.

Consolidated Income Statement Data

	Nine Months Ended October 31,			Year Ended January 31,
	2014	2014	2013	2014	2013
	(in thousands, except per share data)
Other operating income(1)	$2,566	£1,604	£1,383	£1,844	£1,895
Operating loss	(14,674)	(9,172)	(4,303)	(6,709)	(4,577)
Finance Income	66	41	7	9	11
Income tax credit	1,245	778	479	607	341

Loss for the period	(13,363)	(8,353)	(3,817)	(6,093)	(4,225)

Basic and diluted loss per ordinary share from continuing operations (post consolidation and subdivision)	$(0.34)	£(0.21)	£(0.20)	£(0.30)	£(0.27)

Weighted average number of shares (in thousands)	39,511	39,511	19,412	20,510	15,809

Consolidated Balance Sheet Data

	As of October 31, 2014		As of January 31,
			2014	2013
	(in thousands)
Cash and cash equivalents	$24,019	£15,013	£2,030	£3,379
Working capital(2)	(1,418)	(886)	(804)	(722)
Total assets	34,110	21,320	7,295	4,377
Accumulated deficit	(43,589)	(27,245)	(45,183)	(39,090)
Total equity	28,258	17,662	4,762	2,851

(1)	The results for the nine month periods ended October 31, 2014 and 2013 and for the years ended January 31, 2014 and 2013 reflect the reclassification of income of £0.8 million, £1.1 million, £1.4 million and £1.8 million, respectively, that we received from philanthropic, non-government and not for profit organizations and patient advocacy groups from revenue to other operating income. This reclassification is discussed further in Note 1, “Basis of Accounting,” of our audited consolidated financial statements and unaudited condensed consolidated interim financial statements appearing at the end of this prospectus. This change had no effect on our operating loss or loss for the relevant periods presented and was not considered material to our consolidated financial statements and unaudited condensed consolidated interim financial statements.
(2)	We define working capital as trade and other receivables (including current tax receivables) less current liabilities.

EXCHANGE RATE INFORMATION

Our business to date has been conducted primarily in the United Kingdom, and we prepare our consolidated financial statements in pounds sterling. In this prospectus, unless otherwise indicated, translations from pounds sterling to U.S. dollars were made at the noon buying rate of the Federal Reserve Bank of New York on October 31, 2014 of £1.00 to $1.5999. On February 13, 2015, the exchange rate was £1.00 to $1.5394. The following table presents information on the exchange rates between pounds sterling and the U.S. dollar for the periods indicated. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pounds sterling at the dates indicated.

	Period End(1)	Average(2)	Low	High
	($ per pound sterling)
Fiscal Year Ended January 31:
2010	1.601	1.584	1.376	1.698
2011	1.604	1.542	1.434	1.628
2012	1.575	1.608	1.530	1.669
2013	1.586	1.593	1.536	1.628
2014	1.645	1.572	1.484	1.661
2015 (through February 13, 2015)	1.539	1.521	1.502	1.539

Month Ended:
May 2014	1.676	1.684	1.671	1.698
June 2014	1.711	1.691	1.675	1.711
July 2014	1.689	1.707	1.689	1.717
August 2014	1.659	1.670	1.657	1.687
September 2014	1.622	1.629	1.609	1.650
October 2014	1.600	1.607	1.593	1.622
November 2014	1.567	1.579	1.565	1.599
December 2014	1.558	1.564	1.552	1.574
January 2015	1.503	1.514	1.502	1.536

(1)	In the event that the period end fell on a day for which data are not available, the exchange rate on the prior most recent business day is given.
(2)	The average of the noon buying rate for pounds sterling on the last day of each full month during the relevant year or each business day during the relevant month indicated.

PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares have been trading on AIM under the symbol “SUMM” since October 14, 2004.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on AIM in pounds sterling and U.S. dollars. Price per ordinary share in U.S. dollars amounts below have been translated into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on February 13, 2015 of £1.00 to $1.5394.

	Price Per Ordinary Share		Price Per Ordinary Share
	£		$
	High	Low	High	Low
Annual (Fiscal Year Ended January 31):
2010	4.55	0.21	7.00	0.32
2011	1.15	0.44	1.77	0.68
2012	2.08	0.45	4.12	0.69
2013	1.65	0.45	2.54	0.69
2014	3.90	0.78	6.00	1.19
2015	2.20	1.04	3.39	1.59

Quarterly:
First Quarter 2013	1.65	0.58	2.54	0.89
Second Quarter 2013	0.60	0.45	0.92	0.69
Third Quarter 2013	1.05	0.48	1.62	0.73
Fourth Quarter 2013	1.13	0.83	1.73	1.27
First Quarter 2014	1.10	0.83	1.69	1.27
Second Quarter 2014	1.00	0.78	1.54	1.19
Third Quarter 2014	3.90	1.00	6.00	1.54
Fourth Quarter 2014	2.58	1.83	3.96	2.81
First Quarter 2015	2.20	1.60	3.39	2.46
Second Quarter 2015	1.68	1.04	2.58	1.59
Third Quarter 2015	1.78	1.07	2.74	1.65
Fourth Quarter 2015	1.41	1.16	2.17	1.78

Most Recent Six Months:
August 2014	1.58	1.07	2.42	1.65
September 2014	1.78	1.40	2.74	2.16
October 2014	1.53	1.24	2.35	1.90
November 2014	1.33	1.25	2.04	1.92
December 2014	1.41	1.16	2.17	1.78
January 2015	1.34	1.16	2.06	1.79
February 2015 (through February 19, 2015)	1.53	1.42	2.35	2.18

On February 19, 2015, the last reported sales price of our ordinary shares on AIM was £1.50 per ordinary share ($2.31 per ordinary share).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes thereto appearing at the end of this prospectus. We present our consolidated financial statements in pounds sterling and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. On February 19, 2015, we changed our name from “Summit Corporation plc” to “Summit Therapeutics plc.”

Some information included in this discussion and analysis, including statements regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other statements regarding our plans and strategy for our business and related financing, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts as of and for the nine month period ended October 31, 2014 have been translated into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on October 31, 2014, of £1.00 to $1.5999. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. We are conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy, or DMD, and the infectious disease Clostridium difficile infection, or CDI. Our DMD program is based on utrophin modulation, an approach to treating DMD that is independent of the underlying mutations in the dystrophin gene that cause the disease. We are a leader in the field of utrophin modulation, an approach that we believe has the potential to address the entire population of DMD patients. Other DMD approaches, such as exon-skipping and suppression of nonsense mutations, only address subsets of this population. Our lead DMD product candidate is SMT C1100, an orally administered small molecule. We expect to report top line results from our second Phase 1b clinical trial of SMT C1100 in the third quarter of 2015. Our lead CDI product candidate is SMT19969, an orally administered small molecule antibiotic. SMT19969 is designed to selectively target Clostridium difficile bacteria without harming the balance of natural gut flora and thereby reduce CDI recurrence rates, which is the key clinical issue in this disease. We expect to report top line results from our ongoing Phase 2 clinical trial of SMT19969 in the second half of 2015.

We were founded in 2003 and are incorporated under the laws of England and Wales with the Registrar of companies of England and Wales, United Kingdom. Our principal offices are located in the United Kingdom. Our ordinary shares have traded on AIM, which is a sub-market of the London Stock Exchange, since October 2004. Our historic business activities have included the research and development of drug candidates across a number of disease areas. We have also in the past provided drug discovery services to other pharmaceutical and biotechnology companies. However, we sold these drug discovery services businesses in 2009 as part of a broader restructuring initiative to focus on identifying and developing medicines in a range of major therapy areas. In 2012, we made a strategic decision to further refine our business focus and concentrate on the development of our clinical stage programs for DMD and CDI, in order to more efficiently capitalize on the scientific and commercial potential of these programs. Accordingly, we discontinued our in-house discovery efforts relating to the development of an iminosugar technology platform. We expanded our future generation utrophin modulator pipeline effort in November 2013 through the formation of a strategic alliance with the

University of Oxford. As part of this transaction, we acquired an exclusive option to license intellectual property that is generated as part of our research with the University of Oxford in utrophin modulation. In 2014, we opened an office in Cambridge, Massachusetts, in order to strengthen our presence in the United States. We expect to undertake a significant proportion of our future development efforts for our clinical programs in the United States.

To date, we have financed our operations primarily through the issuance of our ordinary shares and development funding and other assistance from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups for our product candidates. In particular, we have received funding from the Wellcome Trust, Innovate UK, Joining Jack, the Muscular Dystrophy Association, Parent Project Muscular Dystrophy, Charley’s Fund, Cure Duchenne, Foundation to Eradicate Duchenne and the Nash Avery Foundation.

We have generated losses since inception. Our net loss was approximately £8.4 million for the nine months ended October 31, 2014, £6.1 million for the year ended January 31, 2014 and £4.2 million for the year ended January 31, 2013. As of October 31, 2014, we had an accumulated deficit of £27.2 million. We expect to incur significant expenses and increasing operating losses for at least the next several years in connection with conducting clinical trials for our lead product candidates, SMT C1100 for the treatment of DMD and SMT19969 for the treatment of CDI, and seeking marketing approval for SMT C1100 and SMT19969 in the United States and the European Union as well as other geographies. In addition, subject to obtaining regulatory approval for SMT C1100, SMT19969 or any of our future product candidates, we expect to incur significant commercialization expenses for product sales, marketing, distribution and outsourced manufacturing. Upon completion of this offering, we expect to incur additional costs associated with operating as a public company in the United States in addition to in the United Kingdom. Accordingly, we will need additional financing to support our continuing operations. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

On July 3, 2014, our shareholders approved a consolidation and subdivision of our share capital as part of a share capital reorganization. The share capital reorganization consisted of three steps:

•	on July 3, 2014, every 20 of our ordinary shares with a par value of £0.01 each were consolidated into one ordinary share with a par value £0.20 each;

•	immediately following the consolidation, on July 3, 2014, each consolidated ordinary share was subdivided into one ordinary share with a par value of £0.01 each and 19 deferred shares with a par value of £0.01 each; and

•	on September 3, 2014, our share capital was reduced through the cancellation of our outstanding deferred shares and a reduction of our share premium account.

The paid up share capital on the then existing deferred shares was £5.2 million, and the paid up share capital of the deferred shares issued in the share capital reorganization was £7.8 million, which was equal in each case to the aggregate par value of such deferred shares. The total sum released upon conclusion of the consolidation, subdivision and the capital reduction was £13.0 million. This amount created a special reserve that was immediately used to reduce the individual company deficit of £26.2 million on the accumulated profit and loss account by approximately £13.0 million to £13.2 million. The reduction of the share premium by the amount of £33.2 million was also applied in part to extinguish the remaining deficit on our accumulated profit and loss account. The remaining £20.0 million, which was the balance of the sum by which the share premium account was reduced, was credited to the special reserve that we may use in the future to reduce or eliminate losses arising on our profit and loss account. This special reserve does not represent realized profits and is treated as an undistributable reserve under U.K. law. This determination is subject to change in future periods if and when allowed by U.K. law.

Financial Operations Overview

Other Operating Income

Other operating income primarily consists of amounts received from philanthropic, non-government and not for profit organizations and patient advocacy groups, including the Wellcome Trust. Other operating income also includes grant income from government entities, including Innovate UK. In October 2012, we entered into a translation award funding agreement with the Wellcome Trust to support Phase 1 and Phase 2 clinical trials of SMT19969 for the treatment of CDI. We are eligible to receive up to £4.0 million from the Wellcome Trust under this award, of which we have received £3.9 million. This award followed an award funding agreement we entered into with the Wellcome Trust in October 2009, under which we received £2.3 million. In September 2013, we entered into an agreement with Innovate UK for funding of up to £2.4 million to support development of SMT C1100, of which we have received £1.0 million to date.

Operating Expenses

The majority of our operating expenses since inception have consisted primarily of research and development activities and general and administrative costs.

Research and Development Expenses

Research and development expenses consist of all costs associated with our research and development activities. These include:

•	costs incurred in conducting our preclinical studies and clinical trials through contract research organizations, including preclinical toxicology, pharmacology, formulation and manufacturing work;

•	employee related expenses, which include salary and benefits, for our research and development staff;

•	costs associated with our strategic alliance with the University of Oxford; and

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other supplies.

We utilize our employee and infrastructure resources across multiple research projects. We track expenses related to our clinical programs and certain preclinical programs on a per project basis.

We expect our research and development expenses to increase as compared to prior periods as we initiate and continue clinical trials of SMT C1100 for the treatment of DMD and SMT19969 for the treatment of CDI and continue our research activities and initiate preclinical programs for future product candidates. The timing and amount of these expenses will depend upon the outcome of our ongoing clinical trials and the costs associated with our planned clinical trials. The timing and amount of these expenses will also depend on the costs associated with potential future clinical trials of our product candidates and the related expansion of our research and development organization, regulatory requirements, advancement of our preclinical programs and product candidate manufacturing costs.

The table below summarizes our research and development expenses by category. Our DMD and CDI program expenses include costs paid to contract research organizations, manufacturing costs for our clinical trials, laboratory testing costs and research related expenses incurred in connection with our strategic alliance with the University of Oxford. Other research and development costs include staff and travel costs (including those of our internal DMD and CDI teams), research and development related legal costs, ongoing patent maintenance fees, an allocation of facility-related costs and historically non-core program related expenses.

	Nine month period ended October 31,			Year ended January 31,
	2014	2014	2013	2014	2013
	(in thousands)
DMD program	$5,795	£3,622	£1,696	£2,898	£762
CDI program	3,641	2,276	1,500	2,115	1,253
Other research and development costs	2,790	1,744	1,170	1,598	2,716

Total	$12,226	£7,642	£4,366	£6,611	£4,731

From inception to October 31, 2014, our total DMD program expenses were £9.7 million and our total CDI program expenses were £7.2 million. In 2009, we assigned certain technology relating to our DMD program to BioMarin DMD Regulator Limited, or BioMarin. BioMarin conducted preclinical studies and a Phase 1 clinical trial of a prior formulation of SMT C1100 in 48 healthy adult volunteers. Subjects in this clinical trial achieved low systemic exposure of the drug, and there was variability in systemic exposure across subjects. Following this clinical trial of a prior formulation of SMT C1100, BioMarin elected not to continue development of our assigned technology, citing pharmaceutical and pharmacokinetic challenges. In public statements, BioMarin indicated that it had concluded that the likelihood of achieving a therapeutic effect in DMD patients was highly unlikely. In 2010, BioMarin transferred the assets, and all commercialization rights, back to us. Our research and development expenses do not include any investment in development made by BioMarin during the period when our DMD technology was assigned to BioMarin. In our Phase 1 clinical trial of SMT C1100 in healthy volunteers, in which we administered SMT C1100 as a flavored aqueous suspension, we were able to achieve our target plasma concentrations in all subjects after multiple dosing. See “Business—SMT C1100 Clinical Development—Phase 1 Clinical Trial in Healthy Volunteers” in this prospectus for more information.

The successful development and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of SMT C1100, SMT19969 or any of our future product candidates. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

•	the progress, costs and results of clinical trials of SMT C1100 for DMD and SMT19969 for CDI;

•	the scope, rate of progress, costs and results of preclinical development, laboratory testing and clinical trials for our internally developed second generation utrophin modulators, future generation modulators and potential diet independent formulations of SMT C1100;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the efficacy and potential advantages of our product candidates compared to alternative treatments, including any standard of care, and our ability to achieve market acceptance for any of our product candidates that receive marketing approval;

•	the costs and timing of commercialization activities, including product sales, marketing, distribution and manufacturing, for any of our product candidates that receive marketing approval and the rate we expand our physical presence in the United States; and

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining, enforcing and protecting our intellectual property rights and defending against any intellectual property-related claims.

A change in the outcome of any of these variables with respect to the development of SMT C1100 or SMT19969 or any other future product candidate that we may develop could result in a significant change in the costs and timing associated with the development of that product candidate. For example, if the European Medicines Agency, or EMA, the U.S. Food and Drug Administration, or the FDA, or another regulatory authority were to require us to conduct clinical trials or other testing beyond those that we currently contemplate will be required for the completion of clinical development of SMT C1100 or SMT19969 or any other future product candidate, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional resources and time on the completion of clinical development of that product candidate.

General and Administration Expenses

General and administration expenses consist primarily of salaries and benefits related to our executive, finance, business development, human resources and support functions. Other general and administration expenses include share-based compensation expenses, facility-related costs and expenses associated with the requirements of being a listed public company in the United Kingdom, including insurance, legal, professional, audit and taxation services fees.

We anticipate that our general and administration expenses will increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also anticipate increased accounting, audit, regulatory, compliance, insurance and investor and public relations expenses associated with being a publicly traded company in the United States.

Taxation

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. To date, we have not recognized a deferred tax asset with respect to these tax losses because we do not consider it probable that there will be suitable taxable profits in the foreseeable future based on the evidence available. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime and are able to surrender some of our trading losses that arise from our research and development activities for a cash rebate ranging from 8% to 32.6% of eligible research and development expenditure. In the event we generate revenues in the future, we may benefit from the new “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. This relief applies to profits earned from April 1, 2013 and following the transitional arrangements that will phase in the relief, the rate of tax for relevant streams of revenue for companies receiving this relief will be 10%.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with IFRS as issued by the IASB. In the preparation of these financial statements, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates under different assumptions or conditions.

Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing at the end of this prospectus, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Other Operating Income

Other operating income is comprised of amounts received from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups. Because IFRS, as issued by IASB, does not provide specific accounting guidance for the treatment of amounts received from philanthropic, non-government and not for profit organizations and patient advocacy groups, we have applied the guidance in International Accounting Standard 8, “Accounting Policies, Changes in Accounting Estimates and Errors,” and we consider that such arrangements are most similar to government grants. As such, we recognize amounts received from philanthropic, non-government and not for profit organizations and patient advocacy groups and grant income from government entities as other operating income in accordance with International Accounting Standard 20, “Accounting for Government Grants and Disclosure of Government Assistance,” at the same time as the underlying expenditure is incurred, provided that there is reasonable assurance that we will comply with the conditions of such awards. Under the terms of certain of our arrangements with philanthropic, non-government and not for profit organizations and patient advocacy groups, should we successfully commercialize our products, we have agreed to enter into certain revenue sharing agreements, under which those organizations will be entitled to a share of the cumulative net revenue that we or our affiliates receive from exploiting the relevant intellectual property or award products. We will recognize these royalties as a reduction in revenue in line with any potential future sales made by us. In addition, if we achieve certain milestones, we are obligated to make milestone payments to such organizations. We currently disclose these potential future royalty and milestone payment obligations as a contingent liability in our consolidated financial statements.

Recognition of Research and Development Expenses

We recognize expenses incurred in carrying out our research and development activities in line with our best estimation of the stage of completion of each separately contracted study or activity. This includes the calculation of research and development accruals at each period to account for expenditure that has been incurred. This requires estimations of the full costs to complete each study or activity and also estimation of the current stage of completion. There have been no material adjustments to estimates based on the actual costs incurred for the periods presented. In all cases, we expense the full cost of each study or activity by the time the final study report or, where applicable, product, has been received.

We will recognize an internally-generated intangible asset arising from our development activities only when an asset is created that can be identified, it is probable that the asset created will generate future economic benefits and the development cost of the asset can be measured reliably. We have determined that regulatory approval is the earliest point at which the probable threshold for the creation of an internally generated intangible asset can be achieved. We therefore expense all research and development expenditure incurred prior to achieving regulatory approval as it is incurred. None of our product candidates have yet received regulatory approval.

Share-based Compensation

We measure share options at fair value at their grant date in accordance with IFRS 2, “Stock-based Payment.” We calculate the fair value of the share option using either the Black-Scholes model, or for options with performance conditions, a simulation model. We charge the fair value to the income statement over the expected vesting period. In the case of options that are issued below market value, the fair value will be higher than an option granted at market value, and we recognize a larger charge for such options in the income statement.

Business Combinations

In November 2013, we acquired 100% of the share capital of MuOx Limited, a University of Oxford spin-out company that holds exclusive rights to early stage utrophin modulators and core biological screening technologies. We accounted for the acquisition of MuOx Limited as a business combination under IFRS 3, “Business Combinations.” The consideration for the acquisition was 1,770,442 of our ordinary shares with a fair value of £3.3 million, based our published share price at the date of the acquisition. There were no cash payments. We capitalized an intangible asset reflecting a deed of license of know-how with the University of Oxford and recorded goodwill and a deferred tax liability in the amount of £0.7 million. In addition, as part of the transaction, we entered into a number of key agreements, including a sponsored research agreement, which we refer to as the research sponsorship agreement, an exclusive option agreement over new intellectual property developed and a warrant instrument. The estimation of fair value of assets acquired and liabilities assumed in this business combination is considered to be a significant estimate and judgment. We have recognized the license acquired at fair value at the acquisition date.

Impairments

We review annually whether there are any indications that intangible assets have suffered any impairment. If there is any indication of impairment, then we undertake further tests to determine the potential impact on the carrying value of the assets. The recoverable amounts of cash generating units have been determined based on value-in-use calculations which will be incurred in selling it. These calculations require the use of estimates; the nature of the estimates used in impairment testing as of January 31, 2014 and January 31, 2013 are presented in the notes to the financial statements appearing at the end of this prospectus.

Results of Operations

Comparison of Nine Month Periods Ended October 31, 2014 and 2013

The following table summarizes the results of our operations for the nine month periods ended October 31, 2014 and 2013, together with the changes to those items.

	Nine Month Period Ended October 31,			Change 2014 vs. 2013
	2014	2014	2013	Increase/(Decrease)
	(in thousands, except percentages)
Other operating income(1)	$2,566	£1,604	£1,383	£221	16.0%
Operating expenses
Research and development	(12,226)	(7,642)	(4,366)	3,276	75.0
General and administration	(5,014)	(3,134)	(1,320)	1,814	137.4

Operating loss	(14,674)	(9,172)	(4,303)	4,869	113.2
Finance income	66	41	7	34	485.7

Loss before income tax	(14,608)	(9,131)	(4,296)	4,835	112.5
Income tax credit	1,245	778	479	299	62.4

Loss for the period	$(13,363)	£(8,353)	£(3,817)	£4,536	118.8%

(1)	The results for the nine month period ended October 31, 2014 and 2013 reflect the reclassification of £0.8 million and £1.1 million, respectively, that we received from philanthropic, non-government and not for profit organizations and patient advocacy groups from revenue to other operating income. This reclassification is discussed further in Note 1, “Basis of Accounting,” of our unaudited condensed consolidated interim financial statements appearing at the end of this prospectus. This change had no effect on our operating loss or loss for the relevant periods presented and was not considered material to our unaudited financial statements.

Other Operating Income

Other operating income increased by £0.2 million, or 16.0%, to £1.6 million during the nine month period ended October 31, 2014 from £1.4 million during the nine month period ended October 31, 2013. The increase in other operating income during this period was due to a £0.5 million increase in government grant income primarily associated with funding received from Innovate UK as part of an up to £2.4 million grant award to support the development of SMT C1100 for the treatment of DMD, which we received in September 2013. The increase in government grant income was offset by a decrease in other operating income recognized from the Wellcome Trust, which decreased by £0.3 million to £0.8 million for the nine month period ended October 31, 2014 from £1.1 million for the nine month period ended October 31, 2013. The decrease in income recognized from the Wellcome Trust in the nine months ended October 31, 2014 resulted from a lower contribution rate ascribed to Phase 2 activities as compared Phase 1 activities under the terms of the funding agreement. As of October 31, 2014, we had a deferred income balance of £1.0 million related to cash received from the Wellcome Trust, which we expect to recognize as other operating income over the next twelve months as we incur additional expenses related to our ongoing Phase 2 clinical trial of SMT19969.

Operating Expenses

Research and Development Expenses

Research and development expenses increased by £3.2 million, or 75.0%, to £7.6 million for the nine month period ended October 31, 2014 from £4.4 million for the nine month period ended October 31, 2013. This increase was primarily due to increased spending related to our DMD and CDI programs. During the nine month period ended October 31, 2014, expenses related to our DMD program increased by £1.9 million to £3.6 million from £1.7 million for the nine month period ended October 31, 2013. This increase included £0.5 million related to our initial Phase 1b clinical trial in DMD patients, £0.5 million related to research associated with our second generation utrophin modulator program and our strategic alliance with the University of Oxford, £0.3 million associated with manufacturing costs for our clinical trials, £0.2 million related to biomarker research activities, £0.2 million related to long term toxicity studies and £0.2 million related to regulatory associated costs. During the nine month period ended October 31, 2014, expenses related to our CDI program increased by £0.8 million to £2.3 million from £1.5 million for the nine month period ended October 31, 2013. This increase was due to costs incurred related to our ongoing Phase 2 clinical trial. During the nine month period ended October 31, 2014, other research and development expenses increased by £0.5 million to £1.7 million from £1.2 million for the nine month period ended October 31, 2013. This increase was due to a £0.6 million increase in staffing costs and a £0.1 million increase in the share-based payment charge allocated to research and development expenses, which resulted from increased employee headcount within our DMD and CDI program teams. These amounts were partially offset by a reduction in other non-core program costs of £0.1 million due to the discontinuation of our in-house discovery efforts related to the development of an iminosugar technology platform.

General and Administration Expenses

General and administration expenses increased by £1.8 million, or 137.4%, to £3.1 million for the nine month period ended October 31, 2014 from £1.3 million for the nine month period ended October 31, 2013. This increase was due to a £0.7 million provision for milestone payments owed to two U.S. DMD patient groups as part of funding agreements entered into with these patient groups, an increase in staff related costs of £0.4 million, an increase of £0.4 million in share based payment expense related to share based awards made to two of our executives in lieu of cash bonuses in December 2013 that vested in full during the period, a £0.2 million increase in legal and professional expenses and an increase in travel related expenses of £0.1 million.

Finance Income

Finance income increased by £0.03 million to £0.04 million for the nine month period ended October 31, 2014 from £0.01 million for the nine month period ended October 31, 2013. This increase was due to increased bank interest received as a result of a higher level of cash on hand.

Income Tax Credit

Our research and development tax credit increased by £0.3 million, or 62.4%, to £0.8 million for the nine month period ended October 31, 2014 from £0.5 million for the nine month period ended October 31, 2013. This increase was the result of our increased expenditure on research and development and a related increase in our research and development tax credit. See “—Financial Operations Overview—Taxation” in this prospectus for more information on the U.K. research and development tax credit.

Comparison of Years Ended January 31, 2014 and 2013

The following table summarizes the results of our operations for the years ended January 31, 2014 and 2013, together with the changes to those items:

	Year ended January 31,		Change 2014 vs. 2013
	2014	2013	Increase/(Decrease)
	(in thousands)
Other operating income(1)	£1,844	£1,895	£(51)	(2.7)%
Operating expenses
Research and development	(6,611)	(4,731)	1,880	39.7
General and administration	(1,942)	(1,741)	201	11.5

Operating loss	(6,709)	(4,577)	2,132	46.6
Finance income	9	11	(2)	(18.2)

Loss before income tax	(6,700)	(4,566)	2,134	46.7
Income tax credit	607	341	266	78.0

Loss for the year	£(6,093)	£(4,225)	£1,868	44.2%

(1)	The results for the years ended January 31, 2014 and 2013 reflect the reclassification of £1.4 million and £1.8 million, respectively, that we received from philanthropic, non-government and not for profit organizations and patient advocacy groups from revenue to other operating income. This reclassification is discussed further in Note 1, “Basis of Accounting,” of our audited consolidated financial statements appearing at the end of this prospectus. This change had no effect on our operating loss or loss for the year in the relevant periods and was not considered material to our consolidated financial statements.

Other Operating Income

Other operating income decreased by £0.1 million, or 2.7%, to £1.8 million for the year ended January 31, 2014 from £1.9 million for the year ended January 31, 2013.

The main component of other operating income is income recognized with respect to funds received from the Wellcome Trust in support of our CDI program. We entered into a new funding agreement with the Wellcome Trust in October 2012. The funds we receive under this funding agreement are supporting our clinical development of SMT19969. Income recognized from the Wellcome Trust increased to £1.4 million for the year ended January 31, 2014 from £1.1 million for the year ended January 31, 2013.

Other operating income from government grants increased by £0.2 million during the year ended January 31, 2014 as compared to the year ended January 31, 2013 primarily due to income of £0.3 million recognized during the year ended January 31, 2014 as part of an award of up to £2.4 million from Innovate UK to support the development of our DMD program. Other operating income from not for profit organizations decreased by £0.5 million during the year ended January 31, 2014 as compared to the year ended January 31, 2013. This decrease was driven primarily by the receipt of £0.6 million in funding during the year ended January 31, 2013 from U.S.-based DMD patient advocacy groups, which supported our Phase 1 clinical trial of SMT C1100 in healthy volunteers.

Operating Expenses

Research and Development Expenses

Research and development expenses increased by £1.9 million, or 39.7%, to £6.6 million for the year ended January 31, 2014 from £4.7 million for the year ended January 31, 2013. This increase was due to increased spending related to our CDI and DMD programs. During the year ended January 31, 2014, expenses related to our DMD program increased by £2.1 million to £2.9 million from £0.8 million for the year ended January 31, 2013. This increase included increased manufacturing costs of £0.7 million related to the preparation of drug product for long term toxicity studies and for future clinical use, £0.6 million associated with long term toxicity studies, £0.5 million related to biomarker and other research activities and £0.3 million related to development work associated with our second generation utrophin modulator program and our strategic alliance with the University of Oxford. During the year ended January 31, 2014, expenses related to our CDI program increased by £0.9 million to £2.1 million from £1.3 million for the year ended January 31, 2013. This increase was primarily due to increased manufacturing costs of £0.2 million related to preparation of drug product for future clinical use and increased consulting-related costs of £0.5 million to support the program.

Other research and development expenses decreased by £1.1 million, or 41.2%, to £1.6 million for the year ended January 31, 2014 from £2.7 million for the year ended January 31, 2013. This decrease was due to the cessation of our in-house discovery efforts relating to the development of an iminosugar technology platform, which resulted in redundancy payments and a provision being made related to our reinstatement obligations associated with the surrender of the lease of our office and laboratory space amounting to £0.3 million in the year ended January 31, 2013, and an impairment charge of £0.9 million recorded against the residual fair value of intangible assets recognized in conjunction with our 2006 acquisition of certain intellectual property assets that we later deemed to be non-core and the corresponding release of contingent consideration of £0.2 million that had been provided for as part of the transaction because we are no longer pursuing the development of these assets. Other changes in other research and development expenses included a decrease of £0.2 million in facility-related expenses to £0.1 million for the year ended January 31, 2014 from £0.3 million for the year ended January 31, 2013 and an increase of £0.3 million in staff-related expenses to £0.9 million for the year ended January 31, 2014 from £0.6 million for the year ended January 31, 2013.

General and Administration Expenses

General and administration expenses increased by £0.2 million, or 11.5%, to £1.9 million for the year ended January 31, 2014 from £1.7 million for the year ended January 31, 2013. The increase in general and administration expenses included an increase of £0.1 million in travel and associated costs, an increase of £0.1 million in share based payment expense related to share based awards made to two of our executives in lieu of cash bonuses in December 2013 that vested in full during the year ended January 31, 2014, and an increase of £0.2 million in legal and professional related expenses, and was partially offset by a £0.3 million reduction in staff costs associated with non-research and development activities.

Finance Income

Finance income was £0.01 million for each of the years ended January 31, 2014 and 2013. In each year, we had a similar average daily cash balance and a similar average interest rate on cash deposits.

Income Tax Credit

Our research and development tax credit increased by £0.3 million, or 78.0%, to £0.6 million for the year ended January 31, 2014 from £0.3 million for the year ended January 31, 2013. This increase was the result of our increased expenditure on research and development and a related increase in our research and development tax credit.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have incurred significant operating losses. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administration expenses will continue to increase in connection with conducting clinical trials for our lead product candidates, SMT C1100 for the treatment of DMD and SMT19969 for the treatment of CDI, and seeking marketing approval for SMT C1100 and SMT19969 in the United States and the European Union as well as other geographies. As a result, we will need additional capital to fund our operations, which we may obtain from additional financings, research funding, collaborations, contract and grant revenue or other sources.

To date, we have financed our operations primarily through the issuance of our ordinary shares and development funding and other assistance from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups for our product candidates. In particular we have received funding from the Wellcome Trust, Innovate UK, Joining Jack, the Muscular Dystrophy Association, Parent Project Muscular Dystrophy, Charley’s Fund, Cure Duchenne, Foundation to Eradicate Duchenne and the Nash Avery Foundation.

As of October 31, 2014, we had cash and cash equivalents of £15.0 million.

In April 2012, we received net proceeds of £4.6 million from the issuance of 8,333,333 ordinary shares. In July 2013, we received net proceeds of £4.4 million from the issuance of 4,613,470 ordinary shares. In August 2013, we received net proceeds of £0.05 million from the issuance of 50,000 ordinary shares upon the exercise of warrants. In March 2014, we received net proceeds of £20.5 million from the issuance of 16,923,077 ordinary shares.

Cash Flows

The following table summarizes the results of our cash flows for the nine month periods ended October 31, 2014 and 2013, and the years ended January 31, 2014 and 2013.

	Nine Month Period Ended October 31,			Year Ended January 31,
	2014	2014	2013	2014	2013
	(in thousands)
Net cash (outflow) from operating activities	$(12,126)	£(7,579)	£(3,354)	£(5,869)	£(3,187)
Net cash inflow / (outflow) from investing activities	29	18	(15)	64	(65)
Net cash inflow from financing activities	32,868	20,544	4,456	4,456	4,555

Net increase/(decrease) in cash and cash equivalents	$20,771	£12,983	£1,087	£(1,349)	£1,303

Operating Activities

Net cash outflow from operating activities increased by £4.2 million, or 126.0%, to £7.6 million for the nine month period ended October 31, 2014 compared to £3.4 million for the nine month period ended October 31, 2013. This increase was primarily due to a £4.0 million increase in research and development expenses and an increase in general and administration expenses of £1.0 million, offset by a decrease in working capital requirements of £0.8 million.

Net cash outflow from operating activities increased by £2.7 million, or 84.2%, to £5.9 million for the year ended January 31, 2014 compared to £3.2 million for the year ended January 31, 2013. This increase was primarily due to a £3.0 million increase in DMD and CDI expenses. This increase was offset by a decrease of £0.4 million in working capital requirements due to an increase in accounts payable as of January 31, 2014.

Investing Activities

Net cash inflow for the nine month periods ended October 31, 2014 and 2013 and for the years ended January 31, 2014 and 2013 includes the net amount of bank interest received on cash deposits less amounts paid to acquire property and equipment.

Financing Activities

Net cash inflow from financing activities in all periods presented relates to the proceeds received from the various sales of our equity securities, net of expenses. We received £20.5 million from the sale of equity securities during the nine month period ended October 31, 2014 and £4.4 million from the sale of equity securities during the nine month period ended October 31, 2013. We received £4.5 million from the sale of equity securities during the year ended January 31, 2014 and £4.6 million from the sale of equity securities during the year ended January 31, 2013.

Funding Requirements

We anticipate that our expenses will increase substantially in connection with conducting clinical trials for our lead product candidates, SMT C1100 for the treatment of patients with DMD and SMT19969 for the treatment of patients with CDI, and seeking marketing approval for SMT C1100 and SMT19969 in the United States and the European Union as well as in other geographies. In addition, if we obtain marketing approval of SMT C1100 or SMT19969, we expect to incur significant sales, marketing, distribution and outsourced manufacturing expense, as well as ongoing research and development expenses.

In addition, our expenses will increase if and as we:

•	continue the research and development of internally developed second generation utrophin modulators, future generation modulators that we are developing in collaboration with the University of Oxford and potential diet independent formulations of SMT C1100;

•	seek to identify and develop additional future product candidates;

•	seek marketing approvals for any product candidates that successfully complete clinical development;

•	ultimately establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any product candidates for which we receive marketing approval;

•	acquire or in-license other product candidates and technology;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, regulatory and scientific personnel;

•	expand our physical presence in the United States; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through the first half of 2016. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. This estimate assumes, among other things, that we do not obtain any additional funding through grants and clinical trial support or through new collaboration arrangements. Our future capital requirements will depend on many factors, including:

•	the progress, costs and results of clinical trials of SMT C1100 for DMD and SMT19969 for CDI;

•	the scope, progress, costs and results of preclinical development, laboratory testing and clinical trials for our internally developed second generation utrophin modulators, future generation utrophin modulators that we are developing in collaboration with the University of Oxford and potential diet independent formulations of SMT C1100;

•	the number and development requirements of other future product candidates that we pursue;

•	the costs, timing and outcome of regulatory review of SMT C1100, SMT19969 and our other future product candidates;

•	the costs and timing of commercialization activities, including product sales, marketing, distribution and manufacturing, for any of our product candidates that receive marketing approval;

•	subject to receipt of marketing approval, revenue received from commercial sales of SMT C1100, SMT19969 or any of our other future product candidates;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining, enforcing and protecting our intellectual property rights and defending against any intellectual property-related claims;

•	our ability to establish and maintain collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	the extent to which we acquire or invest in other businesses, products and technologies;

•	the rate of the expansion of our physical presence in the United States; and

•	the costs of operating as a public company in the United States in addition to in the United Kingdom.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, collaborations, strategic alliances, grants and clinical trial support from governmental entities and philanthropic, non-government and not for profit organizations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements. We do not have any committed external source of funds other than £0.1 million in funding that we are eligible to receive under our award funding agreement with the Wellcome Trust and £1.4 million of funding that we are eligible to receive under our agreement with Innovate UK, in each case subject to satisfying specified criteria. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ADSs. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends or other distributions.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual commitments and obligations as of October 31, 2014.

	Payments Due By Period
	Total	Less Than 1 Year	Between 1 and 3 Years	Between 3 And 5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	£390	£92	£154	£144	£—
Contractual obligations	1,031	500	531	—	—

Total contractual cash obligations	£1,421	£592	£685	£144	£—

We enter into operating leases in the normal course of our business. We have an option to exercise an early termination clause in the lease of our office facility in the United Kingdom in September 2015, which would be effective in June 2016. If we were to exercise the early termination clause our future operating lease obligations would change.

The contractual obligations in the preceding table reflect our obligation to fund a drug research and discovery program in the University of Oxford laboratories over a three year period, as described in more detail under “—University of Oxford” below.

Under various agreements, including those described below, we will be required to pay royalties and make milestone payments to third parties. See “Business—Our Collaborations and Funding Arrangements” in this prospectus for additional information regarding these agreements. The preceding table excludes contingent payment obligations, such as royalties and milestones, which are described in more detail below, because the amount, timing and likelihood of payment are not known.

University of Oxford

In November 2013, we acquired all of the outstanding equity of MuOx Limited, or MuOx, a spin out of the University of Oxford. In connection with that acquisition, we and MuOx entered into a set of agreements with the University of Oxford and its technology transfer division, Isis Innovation Limited, or Isis. Under the research sponsorship agreement that we entered into with the University of Oxford and Isis in November 2013, we have agreed to fund a drug research and discovery program in the University of Oxford laboratories to identify and research utrophin modulators to treat DMD. The University of Oxford is responsible for conducting this program. Isis has no obligations under the research sponsorship agreement. We have agreed to fund up to £1.5 million for this purpose over a three-year research period. We have paid to the University of Oxford £0.5 million of this amount.

Under an option agreement that we, the University of Oxford and Isis entered into in November 2013, which we refer to as the option agreement, Isis granted us an exclusive option to license certain intellectual property, or IP, arising under the research sponsorship agreement and certain other IP arising from research and development at the University of Oxford, which we refer to as arising IP. If we exercise our option to obtain a license under arising IP, we would be obligated to pay Isis a specified sum in option exercise fees.

For any arising IP for which we have exercised the option and that comprises new chemical entities or compounds, which we refer to as optioned compounds, we would obtain an exclusive, sublicensable license. We are obligated to pay milestone payments of up to £75,000 upon the achievement of specified development milestones, whether such milestones occur prior to or after our exercise of the option to obtain an exclusive sublicenseable license. Following exercise of such an option we would also be required to pay milestone payments upon the achievement of specified regulatory milestones with respect to each optioned compound. The specified regulatory milestone payment is due each time the specified regulatory milestone is achieved with respect to an optioned compound and, if each optioned compound achieved each regulatory milestone once, we would be obligated to pay Isis a total of £3.7 million in regulatory milestone payments for each optioned compound.

We would also be obligated to pay Isis a low single digit royalty of net sales by us, our affiliates or sublicensees of any product containing an optioned compound or on any payments we receive in connection with granting a sublicense under the licensed arising IP. For any arising IP for which we have exercised the option and that does not comprise new chemical entities or compounds, we would obtain an exclusive license, which we could sublicense with Isis’ prior written consent. We and Isis would negotiate the milestone payments and any other payments that we would be obligated to pay to Isis with respect to such IP.

Wellcome Trust

In October 2012, we entered into a translation award funding agreement with The Wellcome Trust Limited, as trustee of the Wellcome Trust, to support a Phase 1 and a Phase 2 clinical trial of SMT19969 for the treatment of CDI. We refer to the translation award funding agreement as the translation award agreement. We refer to any compound or product that is covered by IP rights created under the translation award agreement or our prior agreement with the Wellcome Trust, or that is covered by IP rights to which we had rights prior to October 2009 and that relate to the activities under our agreements with the Wellcome Trust, as the award products. Under the terms of a related revenue sharing agreement that we would enter into with the Wellcome Trust to permit our development and commercialization of the award products, the Wellcome Trust is entitled to receive a tiered portion of the net revenue, ranging from a mid-single digit percentage up to a mid-twenties percentage, that we or our affiliates receive from our development and commercialization of the award products and the related IP. In addition, we would be obligated to pay the Wellcome Trust a milestone in a specified amount if cumulative net revenue exceeds a specified amount. We currently consider the probability of this milestone payment to be remote.

U.S. Not for Profit Organizations

Muscular Dystrophy Association

In December 2011, we entered into a grant agreement with the Muscular Dystrophy Association, Inc., or MDA, to partially fund a Phase 1 clinical trial of SMT C1100 to treat DMD. Under the terms of the grant agreement, we have agreed to make specified milestone payments to MDA during our or our affiliates’ development and commercialization of pharmaceutical products containing the small molecules that can upregulate the utrophin gene, including SMT C1100 and compounds to which we have rights, which we refer to as the project products. Because we have raised more than a specified aggregate amount of funding, we have become obligated to pay a specified sum to MDA, which we refer to as the MDA cash infusion milestone payment.

We have also agreed to pay MDA a specified lump sum amount, less any previously paid MDA cash infusion milestone payment, following the regulatory approval of any project product for use or sale in the United States or European Union in the treatment of DMD or Becker muscular dystrophy, or BMD, and an additional specified sum upon achievement of a commercial milestone. We would be obligated to pay MDA a low single digit percentage royalty of worldwide net sales by us, our affiliates or licensees of any project product. If we assign our rights to any of the compounds subject to the grant agreement or experience specified change in control events, MDA may require our assignee to assume our obligations under the MDA grant agreement with respect to the assigned rights, or require us to pay MDA the greater of a low single digit percentage of the fair market value of the assigned rights, or an amount that would give MDA an internal rate of return of a low double digit percentage on its grant to us.

Duchenne Partners Fund

In December 2011, we entered into a grant agreement with the Duchenne Partners Fund, Inc., or DPF, to partially fund a Phase 1 clinical trial of SMT C1100 to treat DMD. Under the DPF grant agreement, we have agreed to make specified milestone payments to DPF during our or our affiliates’ development and commercialization of pharmaceutical products containing the small molecules that can upregulate the utrophin gene, including SMT C1100 and compounds with similar mechanisms of action to which we have rights, which we refer to as project products. Because we have raised more than a specified aggregate amount of funding, we have become obligated to pay a specified sum to DPF, which we refer to as the DPF cash infusion milestone payment.

We have also agreed to pay DPF a specified lump sum amount, less any previously paid DPF cash infusion milestone payment, following the regulatory approval of any project product for use or sale in the United States or European Union in the treatment of DMD or BMD and an additional specified sum upon achievement of a commercial milestone. We would be obligated to pay DPF a low single digit percentage royalty of worldwide net sales by us, our affiliates or licensees of any project product. If we assign our rights to any of the compounds subject to the DPF Grant Agreement or experience specified change in control events, DPF may require our assignee to assume our obligations under the DPF grant agreement with respect to the assigned rights, or require us to pay DPF the greater of a low single digit percentage of the fair market value of the assigned rights, or an amount that would give DPF an internal rate of return of a low double digit percentage on its grant to us.

The total amount payable with respect to regulatory milestones under the U.S. not for profit organization agreements would be $2.5 million if we meet all regulatory milestones. The total amount payable with respect to royalties is not known due to the contingent nature of the payments.

Other Contracts

In addition, we enter into contracts in the normal course of business with CROs to assist in the performance of our research and development activities and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancelable contracts and not included in the table of contractual obligations and commitments.

Reclassification within Consolidated Financial Statements

The results for the nine month periods ended October 31, 2014 and 2013 and for the years ended January 31, 2014 and 2013 reflect the reclassification of income of £0.8 million, £1.1 million, £1.4 million and £1.8 million, respectively, that we received from philanthropic, non-government and not for profit organizations and patient advocacy groups from revenue to other operating income. This reclassification is discussed further in Note 1, “Basis of Accounting,” of our audited consolidated financial statements and unaudited condensed consolidated interim financial statements appearing at the end of this prospectus. This change had no effect on our operating loss or loss for the relevant periods presented and was not considered material to our consolidated financial statements and unaudited condensed consolidated interim financial statements. This change will be reflected in our financial statements prepared for U.K. reporting requirements for the year ended January 31, 2015.

Off-Balance Sheet Arrangements

We do not have any, and during the periods presented we did not have any, off-balance sheet arrangements, other than the contractual obligations and commitments described above.

Quantitative and Qualitative Disclosures about Financial Risks

Our activities expose us to a variety of financial risks: market risk (including foreign currency risk); cash flow and fair value interest rate risk; credit risk; and liquidity risk. Our principal financial instrument comprises cash and cash equivalents, and this is used to finance our operations. We have various other financial instruments such as trade receivables and payables that arise directly from our operations. The category of loans and receivables contains only trade and other receivables, shown on the face of the balance sheet, all of which mature within one year. We have compared fair value to book value for each class of financial asset and liability and no difference was identified. We have a policy, which has been consistently followed, of not trading in financial instruments.

Interest Rate Risk

We do not hold any derivative instruments to manage interest rate risk.

Foreign Currency Risk

Foreign currency risk refers to the risk that the value of a financial commitment or recognized asset or liability will fluctuate due to changes in foreign currency rates. Our net income and financial position, as expressed in pounds sterling, are exposed to movements in foreign exchange rates against the U.S. dollar and the euro. The main trading currencies are pounds sterling, the U.S. dollar, and the euro. We are exposed to foreign currency risk as a result of operating transactions and the translation for foreign bank accounts. We monitor our exposure to foreign exchange risk. Exposures are generally managed through natural hedging via the currency denomination of cash balances and any impact currently is not material to us.

Credit Risk

Our credit risk with respect to customers is limited and we did not have any trade receivables outstanding as of October 31, 2014. Financial instruments that potentially expose us to concentrations of credit risk consist primarily of short-term cash investments and trade accounts receivable.

Liquidity Risk

We have funded our operations since inception primarily through the issuance of equity securities. We have also received funding from philanthropic, non-government and not for profit organizations and patient advocacy groups and grant funding from government entities. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

Jumpstart Our Business Startups Act of 2012

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about the company’s executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues, have more than $700 million in market value of our share capital held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

BUSINESS

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. We are conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy, or DMD, and the infectious disease Clostridium difficile infection, or CDI.

Duchenne Muscular Dystrophy

Our lead DMD product candidate is SMT C1100, an orally administered small molecule. We expect to report top line results from our second Phase 1b clinical trial of SMT C1100 in the third quarter of 2015. Our DMD program is based on utrophin modulation, an approach to treating DMD that is independent of the underlying mutations in the dystrophin gene that cause the disease. We are a leader in the field of utrophin modulation, an approach that we believe has the potential to address the entire population of DMD patients. Other DMD approaches, such as exon-skipping and suppression of nonsense mutations, only address subsets of this population. In recent public statements, the U.S. Food and Drug Administration, or the FDA, has stated that it recognizes the unmet medical need in DMD, the devastating nature of the disease for patients and their families and the urgency to make new treatments available. The FDA has granted orphan drug designation to SMT C1100 for the treatment of DMD, and the European Medicines Agency, or the EMA, has designated SMT C1100 as an orphan medicinal product.

DMD is one of the most common fatal genetic disorders diagnosed in children around the world. DMD predominantly affects males and results in the progressive wasting of muscles throughout the body. The disease typically results in death by the time DMD patients reach their late twenties. Individuals with DMD are unable to produce dystrophin, a protein essential for maintaining healthy muscle function.

Utrophin is a naturally occurring protein that is functionally and structurally similar to dystrophin. Utrophin plays an active role in the development of new muscle fibers, in particular during fetal development, and in repairing damaged muscle fibers. Utrophin production is down regulated, or switched off, in the late stages of gestation and can switch on and off as needed to repair damaged muscle. We believe that our approach of utrophin modulation can be used to maintain the production of utrophin in all skeletal muscles, including the diaphragm, and the heart to compensate for the lack of dystrophin in DMD patients, thereby restoring and maintaining healthy muscle function. This approach to treating DMD is independent of the underlying dystrophin gene mutation, and we believe has the potential to treat the entire population of DMD patients.

To date, we have conducted two Phase 1 clinical trials of SMT C1100. We completed a Phase 1 clinical trial of SMT C1100 in healthy volunteers in 2012 and a Phase 1b clinical trial of SMT C1100 in DMD patients in May 2014. In December 2014, we received approval from the U.K. Medicines and Healthcare Products Regulatory Agency, or the MHRA, to initiate another Phase 1b clinical trial in DMD patients to monitor how diet impacts plasma levels of the drug. We refer to this clinical trial as our Phase 1b modified diet trial. In February 2015, we enrolled and dosed the first patients in our Phase 1b modified diet trial. We expect to report top line results from this clinical trial in the third quarter of 2015. If the Phase 1b modified diet trial is successful, we plan to conduct both an open label Phase 2 clinical trial to evaluate the longer term safety and clinical benefits of SMT C1100 and a larger, multinational placebo controlled Phase 2 clinical trial of SMT C1100, including at sites in the United States and Europe. We hold exclusive worldwide commercialization rights for SMT C1100 for all indications.

In addition to SMT C1100, we are currently pursuing a broad utrophin modulator technology program to develop additional utrophin modulator product candidates.

Clostridium difficile Infection

Our lead CDI product candidate is SMT19969, an orally administered small molecule antibiotic. We expect to report top line results from our ongoing Phase 2 clinical trial of SMT19969 in the second half of 2015.

SMT19969 is designed to selectively target Clostridium difficile bacteria without causing collateral damage to the gut flora and thereby reduce CDI recurrence rates, which is the key clinical issue in this disease. The FDA has designated SMT19969 as a Qualified Infectious Disease Product, or QIDP. In 2013, the Centers for Disease Control and Prevention of the U.S. Department of Health and Human Services, or CDC, highlighted CDI as one of three pathogens that pose an immediate public health threat and require urgent and aggressive action.

CDI is a bacterial infection of the colon that produces toxins causing inflammation of the colon and severe diarrhea. CDI can also result in more serious disease complications, including pseudomembranous colitis, bowel perforation, toxic megacolon and sepsis. CDI typically develops following the use of broad spectrum antibiotics that can cause widespread damage to the natural gut flora and allow overgrowth of Clostridium difficile bacteria. CDI represents a serious healthcare issue in hospitals, long-term care homes and, increasingly, in the wider community. A study published in 2012 in Clinical Infectious Diseases, a peer reviewed journal published by the Infectious Diseases Society of America, estimated that CDI-related acute care costs total $4.8 billion per year in the United States alone.

We completed a Phase 1 clinical trial of SMT19969 in healthy volunteers in 2013. In this Phase 1 clinical trial, SMT19969 was highly selective for total clostridia bacteria with minimal impact on the other gut flora of subjects. We believe that these data are consistent with the results of our preclinical studies. SMT19969 was also well tolerated at all doses tested in this clinical trial. We are currently enrolling and treating patients in a double blind, active controlled Phase 2 clinical trial evaluating SMT19969 compared to the current standard of care, vancomycin, for the treatment of CDI. We expect to report top line results from this clinical trial in the second half of 2015. We hold exclusive worldwide commercialization rights for SMT19969 for all indications.

Our Product Development Pipeline

The following table summarizes our product development pipeline. We are also developing an earlier stage pipeline of second and future generation utrophin modulators for the treatment of DMD.

Our Strategy

Our goal is to become a fully integrated biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies, with a current focus on DMD and CDI. The key elements of our strategy to achieve this goal are:

Rapidly advance the development of our lead product candidates, SMT C1100 for DMD and SMT19969 for CDI.

We are focusing our resources and business efforts primarily on rapidly advancing the development of SMT C1100 for the treatment of DMD and SMT19969 for the treatment of CDI. We believe that there is significant market potential for each of these product candidates. We also believe that the orphan drug designation of SMT

C1100 and the QIDP designation of SMT19969 may expedite the regulatory review process for each of these product candidates and potentially provide market protection benefits. In December 2014, we received approval from the MHRA to initiate our Phase 1b modified diet trial of SMT C1100 in DMD patients to monitor how diet impacts plasma levels of the drug. In February 2015, we enrolled and dosed the first patients in our Phase 1b modified diet trial. We expect to report top line results from this clinical trial in the third quarter of 2015. If the Phase 1b modified diet trial is successful, we plan to conduct an open label Phase 2 clinical trial to evaluate the longer term safety and clinical benefits of SMT C1100 and a larger, multinational placebo controlled Phase 2 clinical trial of SMT C1100, including at sites in the United States and Europe. We plan to advance the development of SMT C1100 for the treatment of DMD as quickly as possible in an effort to validate our utrophin modulation approach and provide a treatment for the significant unmet medical need in DMD. We are currently enrolling and treating patients in a double blind, active controlled Phase 2 clinical trial evaluating SMT19969 compared to vancomycin for the treatment of CDI. We expect to report top line results from this clinical trial in the second half of 2015. We expect that the results of the Phase 2 clinical trial will guide our future development and commercialization plans for SMT19969.

Maintain and expand our leadership in the field of utrophin modulation.

We are developing SMT C1100 as the first of a new class of drugs called utrophin modulators. Utrophin modulation is an approach to treating DMD that is independent of the underlying dystrophin gene mutation. Our co-founder and scientific advisor, Professor Kay Davies at the University of Oxford, discovered utrophin and then developed the concept of utilizing utrophin modulation as a treatment potentially applicable to all DMD patients. Our DMD program was founded to develop and commercialize drugs for DMD using this approach to treatment. We plan to apply and enhance our existing knowledge, experience and proprietary rights to maintain and expand our leadership in the field of utrophin modulation. For example, we are currently pursuing a broad utrophin modulator technology program consisting of internally developed second generation utrophin modulators designed to include improved pharmacokinetic properties, a pipeline of novel, future generation utrophin modulators with new mechanisms that we are developing in collaboration with the University of Oxford, and potential diet independent formulations of SMT C1100 designed to allow for absorption of the active drug without regard to dietary requirements.

Commercialize SMT C1100 for DMD in the United States and Europe with our own specialty commercial team.

We hold exclusive worldwide commercialization rights for SMT C1100 for all indications. If SMT C1100 receives marketing approval, we intend to commercialize it initially in the United States and Europe with our own focused, specialized sales force that we plan to establish. We believe that medical specialists treating DMD are sufficiently concentrated that we will be able to effectively promote SMT C1100 with a targeted sales team in these and potentially other key territories. We also believe that our relationships with patient advocacy groups will strengthen our ability to market SMT C1100. Outside of the United States and Europe, we plan to evaluate the potential for utilizing collaboration, distribution and other marketing arrangements with third parties to commercialize SMT C1100.

Maximize the commercial potential of SMT19969.

We hold exclusive worldwide commercialization rights for SMT19969 for all indications. To maximize the commercial opportunity for SMT19969, we may determine to develop SMT19969 independently and then commercialize the product directly in the United States and Europe with our own specialized sales force that we will establish. We also may seek third party collaborators for the development and commercialization of SMT19969. We intend to evaluate the relative merits of retaining commercialization rights for ourselves or entering into collaboration arrangements with third parties depending on factors such as the anticipated development costs required to achieve marketing approval, the sales and marketing resources required in each territory in which we receive approval, the relative size of the market opportunity in such territory, the particular expertise of the third party and the proposed financial terms of the arrangement.

Seek additional governmental and other third party grants and support.

We have obtained development funding and other assistance from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups for our product candidates. For example, we have received grant funding and clinical trial support from Innovate UK and several DMD organizations, including groups based in the United States, such as the Muscular Dystrophy Association, Parent Project Muscular Dystrophy, Charley’s Fund, Cure Duchenne, Foundation to Eradicate Duchenne and the Nash Avery Foundation, and groups based in the United Kingdom, such as Joining Jack. The Wellcome Trust Limited provided funding for our ongoing Phase 2 clinical trial of SMT19969. We plan to continue to encourage these types of organizations to provide additional funding and support for our development programs.

Duchenne Muscular Dystrophy Overview

Duchenne muscular dystrophy is one of the most common genetic disorders diagnosed in children around the world. DMD is a fatal disease that results in progressive wasting of muscles throughout the body. DMD is caused by different genetic mutations affecting the dystrophin gene on the X-chromosome, and therefore predominately affects males. As a result of these genetic mutations, DMD patients are unable to produce dystrophin, a protein essential for maintaining healthy muscle function. Over time, the muscles of DMD patients deteriorate and are infiltrated by fat and scar tissue, which is referred to as fibrosis, leading to the loss of ambulation, loss of respiratory and cardiac function and ultimately death.

Based on prevalence data published in 2013 by Orphanet, a publicly available reference portal for information on rare diseases and orphan drugs, we estimate that there are approximately 50,000 DMD patients in the developed world and 250,000 DMD patients globally. According to an article published in 2013 in the peer reviewed journal Muscle & Nerve, approximately one in every 5,000 males is born with DMD. All ethnic groups are generally susceptible to DMD at approximately the same rates. Approximately two thirds of DMD cases are due to inherited mutations, with the remainder being the result of spontaneous mutations in the dystrophin gene in patients with no familial history of the disease.

DMD is typically diagnosed in patients who are between two and seven years of age. The onset of the physical symptoms can be difficult to recognize, but early indicators of disease due to muscle weakness include difficulty walking or jumping, frequent falling over and becoming fatigued more easily. A preliminary diagnosis is typically made by measuring blood plasma levels of the enzyme creatine kinase, or CK. CK levels in DMD children are often ten to 100 times higher than CK levels in non-DMD children. A diagnosis of DMD is then confirmed through genetic testing using blood cells or muscle biopsy. In the United States and Europe, there are a number of newborn screening studies that can diagnose DMD at birth, although these tests are not yet routinely performed.

Initially, DMD affects the skeletal muscles in the arms, legs and trunk. By around 12 years of age, most DMD patients will need to use a wheelchair on a regular basis. Significant loss of skeletal muscle function takes place during the teenage years, and, while greater assistance is needed for activities involving arms, legs or trunk, most patients will retain use of their fingers, allowing them to write or use computers. Symptoms of scoliosis, or curvature of the spine, may also develop due to loss of trunk muscle function.

In the later stages of disease progression, life threatening heart and respiratory conditions become common. The function of the diaphragm and muscles responsible for the mechanical aspects of breathing deteriorates, leading to shortness of breath and build-up of fluid in the lungs and requiring ventilation at night and eventually on a 24-hour basis. DMD patients also develop cardiomyopathy, or enlarged hearts. The failure of the cardiac and respiratory systems typically leads to death by the time DMD patients reach their late twenties.

Current DMD Treatments and Development Approaches

There is currently no approved therapy for the treatment of DMD applicable to all DMD patients that seeks to alter the progression of the disease. Corticosteroids are prescribed to DMD patients from a young age to help treat symptoms of the disease. However, long-term use of corticosteroids is associated with severe side effects and concerns over weight gain. Other treatments to manage the symptoms of the disease include regular physiotherapy, surgery and mechanical support, such as wheelchairs and leg braces, and dietary supplements. The FDA recognizes the unmet medical need in DMD, the devastating nature of the disease for patients and their families and the urgency to make new treatments available. The FDA publicly stated in October 2014 that it remains committed to working with all companies to expedite the development and approval of safe and effective drugs to treat this disease. The Director of the FDA’s Center for Drug Evaluation and Research also stated in a speech in July 2014 that the agency was willing to explore the use of all potential pathways for approval of DMD drugs, including accelerated approval, as appropriate.

In August 2014, the European Commission granted conditional marketing authorization for the drug Translarna (ataluren) from PTC Therapeutics, Inc. for the treatment of DMD caused by specific genetic mutations known as nonsense mutations in ambulatory patients aged five years and older. Nonsense mutations create a premature stop signal in the translation of the genetic code and prevent the production of functional dystrophin protein. DMD caused by nonsense mutations affects approximately 13% of all DMD patients. Other biopharmaceutical companies, including Prosensa Holding N.V. and Sarepta Therapeutics, Inc., are developing treatments for DMD based on a scientific approach known as exon-skipping. Exons are organic molecules known as nucleotides within the DNA strand that the cellular machinery translates to make full-length, functional protein. In a sub-population of DMD patients, synthesis of the dystrophin protein is disrupted because of mutations that may be due, among other things, to deleted exons. Exon-skipping technology seeks to allow the production of a shorter but still functional dystrophin protein. According to an article published in 2009 in the peer reviewed journal Human Mutation, skipping of the ten most common exons would treat in the aggregate approximately 41% of all DMD patients. We believe that there are exon-skipping therapies currently in clinical development to address four of these exons and that skipping of these exons would treat in the aggregate less than one-third of all DMD patients.

Our Utrophin Modulation Approach for the Treatment of DMD

Our Approach

We believe that our approach of utilizing utrophin modulation for DMD has the potential to slow or stop the progression of DMD in all patients with the disease. Utrophin is a naturally occurring protein that is functionally and structurally similar to dystrophin. The aim of utrophin modulation is to maintain the production of utrophin in all skeletal muscles, including the diaphragm, and the heart to compensate for the lack of dystrophin in DMD patients, thereby restoring and maintaining healthy muscle function. This approach to treating DMD is independent of the underlying dystrophin gene mutation. As illustrated in the figure below, we believe utrophin modulation has the potential to treat the entire population of DMD patients, unlike other DMD approaches that also seek to alter the progression of the disease but only address subsets of the total DMD population.

Further, we believe utrophin modulation could potentially be complementary to potential treatments for DMD based on other scientific approaches, including approaches that are focused on restoring dystrophin, such as exon-skipping and suppression of nonsense mutations. We also expect that utrophin modulation has the potential to benefit patients with Becker muscular dystrophy, a milder form of the disease in which the majority of patients produce low levels of shortened dystrophin.

The Role of Utrophin and Dystrophin in Muscle Fibers

Utrophin and dystrophin are structurally and functionally similar proteins that perform a critical role in maintaining the proper function of muscle fibers, although at different times and in different settings. The roles of utrophin and dystrophin depend on whether the muscle fibers are mature, in the development stage or in the process of being repaired and regenerated. As discussed below, dystrophin plays an active role in maintaining the function of mature muscle fibers, while utrophin plays an active role in the development of new muscle fibers and in repairing damaged muscle fibers.

Role of Dystrophin in Mature Muscle

Each muscle in the body is made up of bundles of thousands of muscle fibers. Dystrophin and a group of different proteins that bind to dystrophin, which are called the Dystrophin Associated Protein Complex, are located at specific sites along the entire length of the muscle cell membrane, referred to as the sarcolemma, of every muscle fiber. Dystrophin works by linking the actin cytoskeleton, which is a part of the muscle fiber’s contractile apparatus, to the Dystrophin Associated Protein Complex in the sarcolemma. The Dystrophin Associated Protein Complex, in turn, links the sarcolemma to the extracellular matrix, which binds the bundles of muscle fibers together. This link serves as a molecular shock absorber that helps to maintain stability and elasticity of muscle fibers during contraction and relaxation. In the absence of dystrophin, this linkage is lost and muscles become damaged, which leads to continual destructive rounds of muscle degeneration and regeneration and ultimately to progressive muscle wasting. The figure below depicts the Dystrophin Associated Protein Complex and illustrates the role of dystrophin (or utrophin) and the other proteins that make up this complex.

The Role of Dystrophin or Utrophin in the Associated Protein Complex

Role of Utrophin in Developing Muscle

In both DMD patients and healthy individuals, utrophin and the proteins that comprise the Dystrophin Associated Protein Complex are highly localized at specific sites along the length of muscle fibers during fetal development. Utrophin production is then down regulated, or switched off, in the late stages of gestation. In the normal muscle fiber of healthy individuals, the production of dystrophin begins to replace utrophin at these sites in the maturing muscle fiber, eventually fully replacing utrophin. In the muscle fiber of DMD patients, who are unable to produce functional dystrophin to substitute for the down regulating utrophin, these sites in the muscle fiber become unoccupied, which leads to muscle degeneration as muscles mature.

Role of Utrophin in Regenerating Muscle

In both DMD patients and healthy individuals, utrophin is localized to the neuromuscular junctions, which connect nerve fibers and muscles, and myotendinous junctions, which connect tendons and muscles. The other major role of utrophin is to stabilize newly regenerating muscle fibers as part of the natural repair process. After a muscle fiber is damaged, utrophin production switches on as needed to repair the damaged region and then switches off following successful repair.

Expected Effect of Utrophin Modulation for DMD

We believe that our approach of utrophin modulation can be used to maintain the production of utrophin in maturing and mature muscle fibers and compensate for the lack of dystrophin in DMD patients, thereby restoring and maintaining healthy muscle function. The figure below illustrates the transition from utrophin to dystrophin production in the normal muscle fiber of a healthy individual, the effect of the lack of dystrophin production in the muscle fiber of a DMD patient and the expected effect of utrophin modulation in the muscle fiber of a DMD patient to compensate for the lack of dystrophin production.

Origins of Our Utrophin Modulation Approach

Our co-founder and scientific advisor, Professor Kay Davies at the University of Oxford, discovered utrophin and then developed the concept of utilizing utrophin as a treatment potentially applicable to all DMD patients. Our DMD program was founded to develop and commercialize drugs for DMD using this approach to treatment. Professor Davies’ research group at the University of Oxford developed transgenic lines of an mdx mouse that were genetically engineered to continually express utrophin protein. The mdx mouse is a naturally occurring animal model that is dystrophin deficient and is the standard disease model for studies of DMD. In these experiments, the continued expression of utrophin, even at levels just above those in a normal mdx mouse, had a meaningful, positive effect on muscle performance.

Our utrophin modulation program uses small molecule drugs that are designed to achieve the same effect seen in the transgenic mdx mouse experiments and to continually express utrophin to protect muscle fibers against DMD.

SMT C1100 Overview

Our most advanced utrophin modulator product candidate is SMT C1100, an orally administered small molecule. We are developing SMT C1100 as a flavored aqueous suspension, which we believe is appropriate for administration to DMD patients, especially children.

To date, we have conducted two Phase 1 clinical trials of SMT C1100. We completed a Phase 1 clinical trial of SMT C1100 in healthy volunteers in 2012 and a Phase 1b clinical trial of SMT C1100 in DMD patients in May 2014. We believe our Phase 1b clinical trial was the first time a utrophin modulator was administered to DMD patients. In this clinical trial, SMT C1100 was well tolerated at all doses tested, and over 90% of the patients dosed experienced a reduction compared to baseline in creatine kinase and other enzymes that are markers of muscle damage. Although this was not a placebo controlled clinical trial and there may be other factors that influenced the results, we believe the lower levels of these enzymes compared to baseline potentially indicate a reduction in muscle damage and may be evidence of SMT C1100 activity. Patients in this clinical trial had variable levels of SMT C1100 in the blood plasma following dosing, which was potentially due to the impact of diet on absorption of SMT C1100. In December 2014, we received approval from the MHRA to initiate another Phase 1b clinical trial in DMD patients to monitor how diet impacts plasma levels of the drug. We refer to this clinical trial as our Phase 1b modified diet trial. In February 2015, we enrolled and dosed the first patients in our Phase 1b modified diet trial. We expect to report top line results from this clinical trial in the third quarter of 2015. If the Phase 1b modified diet trial is successful, we plan to conduct both an open label Phase 2 clinical trial to evaluate the longer term safety and clinical benefits of SMT C1100 and a larger, multinational placebo controlled Phase 2 clinical trial of SMT C1100, including at sites in the United States and Europe.

The FDA has granted orphan drug designation to SMT C1100 for the treatment of DMD, and the EMA has designated SMT C1100 as an orphan medicinal product. In the United States, if a product with orphan designation receives FDA approval, the FDA will not approve a later product for the same indication that uses the same active ingredient for seven years, unless the later product is shown to be clinically superior. In the European Union, if an orphan medicinal product receives EMA approval, the EMA will not approve a later product for the same therapeutic indication and with the same method of action for ten years after the orphan medicinal product receives EMA approval, subject to certain exceptions, including if the later product demonstrates clinical superiority.

SMT C1100 Clinical Development

Phase 1 Clinical Trial in Healthy Volunteers

In 2012, we completed a double blind, placebo controlled, ascending single and multiple oral dose Phase 1 clinical trial of SMT C1100 in healthy volunteers. We conducted this clinical trial at a single site in the United Kingdom under approval from the MHRA and the U.K. Health Research Authority Ethics Review Committee, or the Ethics Review Committee. We enrolled 49 healthy male subjects who were between 18 and 55 years of age. Forty-seven subjects completed the clinical trial. Two subjects withdrew from the clinical trial for reasons unrelated to SMT C1100.

The primary objective of the clinical trial was to determine the safety and tolerability of single and multiple oral doses of SMT C1100 in healthy male subjects. The secondary objectives were to determine the single and multiple oral dose pharmacokinetics of SMT C1100 based on the concentration of the drug in blood plasma and the effect of fasting on the single oral dose pharmacokinetics of SMT C1100.

We conducted the clinical trial in two parts. Part 1 consisted of an ascending single dose study with a fasted effect evaluation. We evaluated a total of 32 subjects, who were divided into four equal cohorts of eight subjects each. Subjects in the four cohorts received one of the following doses of SMT C1100: 50 mg/kg, 100 mg/kg, 200 mg/kg or 400 mg/kg. Six subjects in each cohort received SMT C1100 at the specified dose, and two subjects in each cohort received placebo. Each subject in the cohort receiving SMT C1100 at a dose of 200 mg/kg received doses under both fasted and fed conditions, while the subjects in the other cohorts received doses under normal, fed conditions, with no special dietary rules. One subject was removed during Part 1 of the clinical trial prior to dosing in a fasted state after testing positive for drug use.

Part 2 of the clinical trial consisted of a multiple ascending dose study. We evaluated a total of 16 subjects, who were divided into two cohorts of eight subjects each. In the first cohort, six subjects received 100 mg/kg doses of SMT C1100 and two subjects received placebo, in each case administered twice per day for ten days. In the second cohort, six subjects received 200 mg/kg doses of SMT C1100 and two subjects received placebo, in each case administered twice per day for ten days.

Analysis of Trial Results

We observed the following results from this clinical trial:

•	SMT C1100 was well tolerated. In both Part 1 and Part 2 of the clinical trial, SMT C1100 was well tolerated at all doses tested. The only observed treatment related adverse event was pale stools, which only occurred at the 200 mg/kg and 400 mg/kg dose levels. The pale stools were attributed to unabsorbed SMT C1100 passing through the gastrointestinal tract at these higher dose levels. All other adverse events were mild in severity and resolved without treatment.

•	Higher plasma concentrations when SMT C1100 dosed with food. The dietary state of subjects in the clinical trial had a meaningful effect on systemic exposure. As illustrated in the figure below, after we administered a single dose of 200 mg/kg of SMT C1100 to subjects in the 200 mg/kg cohort of Part 1 of the clinical trial, the mean plasma concentration of drug in the blood over time, as determined by quantification of the area under the curve, in the subjects when they were in a fed state (n = 6) was approximately five times higher than the same subjects when they were in a fasted state (n = 5).

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Targeted plasma levels achieved in all subjects after multiple dosing. When we administered 100 mg/kg doses of SMT C1100 twice a day for ten days, the steady state plasma concentration achieved in all subjects was greater than 0.2 µM (67 ng/mL), which was the concentration that corresponded to a 50% increase in utrophin protein levels in our preclinical studies described in more detail below. The mean blood plasma concentration of SMT C1100 in the 12 hours following administration of the final dose is illustrated in the figure below. However, there were differences among subjects, with the amount of time that each subject had plasma concentrations of utrophin protein greater than 0.2 µM ranging from seven to 12 hours following dosing. Utrophin protein has a half-life of three to four weeks, and we believe that a few hours of exposure to SMT C1100 following regular dosing may lead to an accumulation of utrophin protein in muscle tissue over time. Subjects receiving 200 mg/kg doses of SMT C1100 twice a day for ten days did not achieve higher plasma concentrations of SMT C1100 than subjects receiving 100 mg/kg doses of SMT C1100 on this dosing schedule. As a result, we expect that the maximum dose of SMT C1100 in our future clinical trials will be 100 mg/kg.

•	Stable plasma levels of SMT C1100 when administered through multiple dosing. When we administered 100 mg/kg doses of SMT C1100 twice a day for ten days with meals, all subjects achieved stable, or steady state, blood plasma concentrations of drug within three to five days after the beginning of dosing. However, we observed differences in plasma concentrations across subjects, which we believe resulted from varying levels of activity of CYP1A, a liver enzyme that metabolizes SMT C1100, in different subjects.

Initial Phase 1b Clinical Trial in DMD Patients

In May 2014, we completed an open label, ascending single and multiple oral dose Phase 1b clinical trial in patients with DMD. We believe this clinical trial was the first time a utrophin modulator drug had been administered to DMD patients. We conducted this clinical trial at four sites in the United Kingdom under approval from the MHRA and the Ethics Review Committee. We enrolled 12 boys with DMD who were between five and 11 years of age.

The primary objective of the clinical trial was to determine the safety and tolerability of single and multiple oral doses of SMT C1100. The secondary objectives were to determine the single and multiple oral dose pharmacokinetics of SMT C1100 and its metabolites in patients with DMD. In addition, an exploratory objective of the clinical trial was to quantify potential systemic activity biomarkers.

We divided the patients into three cohorts of four boys each. Patients in each of the cohorts received different doses of SMT C1100 for 11 days. The patients in all of the cohorts were treated in a fed state. The clinical trial protocol provided for the administration of SMT C1100 within ten minutes after consuming a substantial meal. Patients in the first cohort received the following doses of SMT C1100:

•	a single 50 mg/kg dose on day one;

•	50 mg/kg doses administered twice per day on days two to ten; and

•	a single 50 mg/kg dose on day 11.

Patients in the second cohort received the following doses of SMT C1100:

•	a single 100 mg/kg dose on day one;

•	100 mg/kg doses administered twice per day on days two to ten; and

•	a single 100 mg/kg dose on day 11.

Patients in the third cohort received the following doses of SMT C1100:

•	a single 100 mg/kg dose on day one;

•	100 mg/kg doses administered three times per day on days two to ten; and

•	a single 100 mg/kg dose on day 11.

Analysis of Trial Results

We observed the following results from this clinical trial:

•	SMT C1100 was well tolerated. SMT C1100 was well tolerated at all doses tested in this clinical trial with no serious adverse events reported. All reported adverse events were mild in severity and gastrointestinal in nature. In the opinion of the trial investigator, there were no clinically meaningful changes in physical examination, vital signs and hematology or biochemistry parameters in any of the patients. We also did not observe any issues with patient compliance.

•	Patients had variable plasma levels of SMT C1100; possible impact from diet on absorption of SMT C1100. We observed variability among patients in all three cohorts in plasma concentrations of SMT C1100 after administering multiple daily doses for eleven days. As illustrated in the figure below, the mean blood plasma concentrations of two of the 12 DMD patients, who we refer to as high absorbers, exceeded the target level of 0.2 µM (67 ng/mL) for several hours following dosing. We determined this target level prior to conducting this clinical trial based on the composite results of our preclinical studies in tissue culture, or in vitro preclinical studies, and our preclinical studies in live animals, or in vivo preclinical studies, which indicated that this plasma concentration leads to an increase of approximately 50% in levels of utrophin protein. The mean plasma concentrations of the remaining ten patients, who we refer to as low absorbers, were less than this target level and similar to the levels achieved by fasted healthy volunteers in our completed Phase 1 clinical trial who had received a single 200 mg/kg dose of SMT C1100. Nonetheless, we believe that the patients who did not achieve the target plasma level in the clinical trial may still have achieved a plasma level of SMT C1100 sufficient to modulate the production of utrophin and possibly result in a clinical benefit. This belief is based in part on the work of Professor Davies’ research group, in which the continued expression of utrophin protein in transgenic lines of an mdx mouse, even at levels just above those in a normal mdx mouse, had a meaningful, positive effect on muscle performance.

We believe that the similarity of SMT C1100 plasma levels between the majority of DMD patients in this Phase 1b clinical trial and fasted healthy volunteers in our completed Phase 1 clinical trial may be due to a complex absorption profile in DMD patients that results from patients following low fat, low calorie diets. DMD patients often follow such diets due to concerns over the consequences of long-term corticosteroid use and potential resulting weight gain. In addition, we believe that other DMD disease-related factors, such as abnormal gastrointestinal physiology, may impact the absorption profile of DMD patients.

•	Patients experienced a reduction in CK and other enzyme markers of muscle damage. We observed a reduction compared to baseline in the enzymes CK, aspartate aminotransferase, or AST, and alanine aminotransferase, or ALT, in over 90% of the patients in the clinical trial during dosing with SMT C1100. Other liver associated enzymes, gamma glutamyl transferase, alkaline phosphatase and albumin, showed no meaningful change from baseline over the same dosing period. The levels of CK, ALT and AST are typically low in healthy people. In DMD patients, however, damage to muscle fibers leads to the release of these enzymes from the muscle and accumulation in the blood. The mean reductions in CK, ALT and AST were statistically significant as compared to the baseline pre-dose levels (p <0.05). We determine statistical significance based on a widely used, conventional statistical method that establishes the p-value of clinical results. Typically, a p-value of 0.05 or less represents statistical significance. Although this was not a placebo controlled study and there may be other factors that influenced the results, we believe the lower levels of CK, AST and ALT compared to baseline potentially indicate a reduction in muscle damage and may be evidence of SMT C1100 activity. Following the end of dosing, the levels of these enzymes increased toward pre-dose levels. In addition, the reduction in CK was consistent with the results of a preclinical in vivo study that we conducted in the mdx mouse model, described in more detail below, in which we observed a reduction in CK following single daily dosing of SMT C1100. We did not observe a correlation between the dose level of SMT C1100 administered and the degree of change in the levels of these enzymes.

BioMarin Phase 1 Clinical Trial in Healthy Volunteers

In 2009, we assigned certain technology relating to our DMD program to BioMarin DMD Regulator Limited, or BioMarin. In 2010, BioMarin conducted a Phase 1 clinical trial of a prior formulation of SMT C1100 in 48 healthy adult volunteers. The clinical trial was conducted at a single site in the United Kingdom. BioMarin reported that SMT C1100 was well tolerated by the subjects in this clinical trial. Subjects in this trial achieved low systemic exposure of the drug, and there was variability in systemic exposure across subjects. Following this clinical trial of a prior formulation of SMT C1100, BioMarin elected not to continue development of our assigned technology, citing pharmaceutical and pharmacokinetic challenges. In public statements, BioMarin indicated that it had concluded that the likelihood of achieving a therapeutic effect in DMD patients was highly unlikely. In 2010, BioMarin transferred the assets, and all commercialization rights, back to us. As described above, in our Phase 1 clinical trial of SMT C1100 in healthy volunteers, in which we administered SMT C1100 as a flavored aqueous suspension, we were able to achieve our target plasma concentrations in all subjects after multiple dosing.

Ongoing and Planned Clinical Trials

In December 2014, we received approval form the MHRA to initiate our Phase lb modified diet trial. In February 2015, we enrolled and dosed the first patients in our Phase 1b modified diet trial. We plan to conduct this clinical trial at multiple sites in the United Kingdom. The primary objective of this clinical trial is to determine the pharmacokinetics of single and multiple oral dose SMT C1100 in patients with DMD who are following specific dietary guidance that recommends balanced proportions of fat (30%), protein (25%) and carbohydrates (45%) and dosing with a glass of whole milk. We plan to achieve this dietary balance by requesting that patients, with support from research dietitians and the patients’ legal guardians, consume a diet containing all of the major food groups, vitamins, minerals and dietary fiber, with a daily calorie intake that is appropriate for the age and activity level of each patient. The goal of this dietary guidance is to demonstrate an increase in the level of SMT C1100 in blood plasma compared to the blood plasma levels we observed among DMD patients in our first Phase 1b clinical trial. The trial protocol includes a number of secondary objectives, including evaluations of:

•	the safety and tolerability of single and multiple oral doses of SMT C1100;

•	the daily variability in the steady state pharmacokinetics of SMT C1100; and

•	the levels of CK as a potential biomarker of SMT C1100 activity.

The clinical trial is designed to enroll 12 DMD patients who are between five and 13 years of age. The patients will be divided into three cohorts of four patients each. The clinical trial will include three randomized sequential 14-day treatment periods during which each patient in the clinical trial will receive SMT C1100 at dose levels of 1,250 mg and 2,500 mg and placebo, in each case twice a day. The clinical trial is blinded as to the order in which patients will receive drug or placebo. We expect that this trial design will permit the evaluation of the different doses of SMT C1100 and the change in dose on each patient, while allowing each patient to act as his own placebo control.

We expect to report top line results from this clinical trial in the third quarter of 2015. If the Phase 1b modified diet trial is successful, we plan to conduct an open label Phase 2 clinical trial. This open label Phase 2 clinical trial will be designed to evaluate the longer-term effects of SMT C1100 on muscle health, function and safety. We expect to report data periodically during the course of this trial. We plan to seek regulatory approval for the planned open label Phase 2 clinical trial in parallel to conducting our Phase 1b modified diet trial in an effort to minimize the time between the completion of our Phase 1b modified diet trial and commencement of the open label Phase 2 clinical trial.

We also plan to conduct a larger, multinational, randomized, placebo controlled Phase 2 clinical trial of SMT C1100, including at sites in the United States and Europe. We expect to initiate this trial in early 2016. We plan to design this second Phase 2 clinical trial to evaluate the clinical benefit of SMT C1100 in DMD patients based on a primary clinical endpoint of distance walked in six minutes, which is currently the only accepted primary outcome measure for DMD trials, as well as to evaluate potential exploratory utrophin related and other DMD biomarkers that we have developed.

SMT C1100 Preclinical Studies

We have conducted a broad preclinical program for SMT C1100 in collaboration with Professor Kay Davies and her research group at the University of Oxford. The preclinical program consists of in vitro and in vivo studies designed to support the potential of SMT C1100 to modulate the expression of utrophin protein. The following is a summary of key observations from studies completed to date:

•	Increased Utrophin Levels in DMD Patient Derived Myoblast Cells. We dosed in vitro muscle derived cells called myoblasts from DMD patients with SMT C1100. After three days of dosing, we observed a two-fold mean increase in utrophin protein levels in these myoblast cells as compared to baseline levels.

•	Increased Utrophin Protein Expression in Heart, Diaphragm and Other Skeletal Muscles in mdx Mouse. We dosed mdx mice with SMT C1100 daily for 28 days. Following the 28 days of dosing, we observed increased mean utrophin protein levels in the diaphragm (p<0.05) and the heart (p<0.01) and as compared to untreated mdx mice. We also observed an increase in utrophin protein levels in the tibialis anterior, or TA, and extensor digitorum longus, or EDL, skeletal muscles. We also observed a mean increase in utrophin messenger ribonucleic acid, or mRNA, which is the precursor to utrophin protein. We believe that the good systemic distribution of drug observed in this experiment is important for DMD therapies that aim to maintain ambulation and prolong life for DMD patients.

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Localized Utrophin Production at the Sarcolemma in mdx Mouse. In the mdx mouse experiment described in the prior bullet, we observed an increase in utrophin protein in the TA and EDL skeletal muscles of mdx mice treated with SMT C1100 compared to untreated mdx mice as evidenced by an observable increase in the number of utrophin positive muscle fibers in these muscles. The increase in utrophin protein was localized at the sarcolemma, which is the required site of action for utrophin production in muscle. In a separate study in which we forced mdx mice to exercise, we observed a similar increase in utrophin positive muscle fibers in the diaphragm and the TA and EDL muscles, and an increase of utrophin levels within these muscle fibers, of mdx mice treated with SMT C1100 compared to untreated mdx mice. We believe that these results are noteworthy because DMD disease pathology is even more pronounced in the diaphragm and hind-limb muscles of the forced exercise mdx mice as compared to sedentary mdx mice.

•	Reduction in Secondary Markers of DMD in mdx Mouse. We dosed mdx mice with SMT C1100 daily for 28 days. In this study, we observed a mean 75% reduction in CK levels as compared to untreated mdx mice after 15 days, which is the time at which muscle degeneration is at a maximum in this model. We continued to observe lower mean CK levels in the treated mdx mice group after 28 days, at which point muscle degeneration stabilized. Plasma levels of CK, muscle regeneration, inflammation and fibrosis are secondary markers of DMD. We also observed a reduction in the mean level of muscle fiber regeneration in mdx mice treated with SMT C1100 compared to untreated mdx mice as evidenced by a reduction in the number of muscle fibers with centrally localized nuclei, which are biomarkers of regeneration. We believe this resulted from the continual expression of utrophin, which protected the dystrophin deficient muscle fibers, and therefore reduced the amount of muscle regeneration. In addition, following treatment with SMT C1100, we observed a mean reduction in overall skeletal muscle inflammation and fibrosis in the mdx mice treated with SMT C1100 compared to untreated mdx mice, which indicates a reduction in muscle fiber damage.

•	Protection of Muscle Function in Forced Exercise mdx Mouse. We dosed mdx mice with SMT C1100 daily for 28 days and forced the mice to exercise during this treatment period. As illustrated in the figure below, at the end of dosing the forced exercise mdx mice treated with SMT C1100 demonstrated a statistically significant mean increase in protection against exercise-induced forelimb weakness (p<0.05) compared to untreated forced exercise mdx mice. We measured forelimb weakness by the force increment required for the mdx mice to lose the strength to grip. The mdx mice treated with SMT C1100 exhibited forelimb strength comparable to that observed in the wild type control mice, which unlike mdx mice are not dystrophin deficient. The untreated mdx mice experienced a mean decrease in forelimb strength by the end of the 28 day study. Forcing the mdx mouse to exercise worsens the impact of DMD and we believe more closely approximates the pathology of human DMD patients.

•	Target Plasma Concentration to Achieve a 50% Increase in Utrophin Levels. The composite results from our in vitro and in vivo preclinical studies indicated that a plasma concentration of approximately 0.2 µM (67ng/mL) leads to an increase of approximately 50% in levels of utrophin protein. These plasma concentration findings formed the basis of the target pharmacokinetic level that we have used in our clinical trials of SMT C1100. As noted above, in the experiments performed by Professor Kay Davies, the continued expression of utrophin, even at levels just above those in a normal mdx mouse, had a meaningful, positive effect on muscle performance.

Our Pipeline of Future Generation Utrophin Modulators

We plan to apply and enhance our existing knowledge, experience and proprietary rights to maintain and expand our leadership in the field of utrophin modulation. In addition to SMT C1100, we are currently pursuing a broad utrophin modulator technology program consisting of internally developed second generation utrophin modulators designed to include improved pharmacokinetic properties, a pipeline of novel, future generation utrophin modulators with new mechanisms that we are developing in collaboration with the University of Oxford and potential diet independent formulations of SMT C1100 designed to allow for absorption of the active drug without regard to dietary requirements. We also are progressing a program to develop biomarkers to measure the effects of our utrophin modulators in treating DMD.

Second Generation Utrophin Modulators

We are developing internally a series of second generation utrophin modulators that are structurally related to SMT C1100 but are designed to have more favorable pharmacokinetic properties and achieve higher plasma levels of drug at a lower dose. We plan to identify a second generation candidate and initiate preclinical development in the first half of 2015.

We have conducted preliminary preclinical studies on our second generation utrophin modulators and have observed the following:

•	Improved systemic exposure. We administered single oral doses of one of our second generation utrophin modulators and SMT C1100 to rats in vivo and observed a ten to 40 fold increase in plasma concentrations with this second generation modulator as compared to SMT C1100.

•	Comparable efficacy data in mdx preclinical studies. We conducted an in vivo study of two of our second generation modulators in the mdx mouse model. In this study, we treated each of two groups of sedentary mdx mice for five weeks with a single daily dose of one of our second generation utrophin modulators and compared these two groups to a control group of untreated sedentary mdx mice. In both groups of treated mdx mice, we observed increased utrophin expression and muscle function in amounts that were comparable in each case to those observed in our preclinical testing of SMT C1100. The beneficial effects of these two second generation modulators compared to the control group of mdx mice in this study included in both cases an increase in utrophin expression in skeletal muscles, including the diaphragm, and the heart; a reduction in muscle fiber fibrosis, muscle membrane damage and muscle regeneration; and protection of muscle function with an improvement in resistance to damage.

Preliminary safety and in vivo studies conducted to date on the second generation utrophin modulators have been generally favorable.

Strategic Alliance with the University of Oxford

In November 2013, as part of our program for the development of additional utrophin modulators, we formed a strategic alliance with the University of Oxford. Under this alliance, we acquired an exclusive option to license intellectual property that is generated as part of our research in utrophin modulation as part of the alliance. The goal of our collaboration with the University of Oxford is to identify and develop future generations of novel utrophin modulators that will include new mechanisms that could complement SMT C1100 and our second generation modulators.

Potential Diet Independent Formulation of SMT C1100

We believe a diet that includes appropriate proportions of fat (30%), protein (25%) and carbohydrates (45%) has the potential to improve the plasma levels of SMT C1100. Our long-term plan is to develop a diet independent formulation of SMT C1100 that will allow for absorption of the active drug without regard to dietary requirements.

Biomarker Program

We believe that the development of new biomarkers could play an important role in furthering our understanding of the potential benefits of utrophin modulators in treating DMD. A biomarker is a measurable biological or chemical change that is believed to be associated with the severity or presence of a disease or other physiological state of an organism. We expect our biomarkers will be related to the mechanism of utrophin modulation and will examine other aspects of muscle health, including inflammation and muscle fiber regeneration. Our biomarker program includes the following:

•	quantifying numbers of utrophin positive fibers and levels of utrophin protein in each fiber from muscle biopsies using immunofluorescence;

•	evaluating muscle biopsies to quantify numbers of regenerating fibers; and

•	developing other serum biomarkers that will quantify muscle damage.

We are funding the development of our biomarker program in part through financial support from DMD foundations in the United Kingdom.

Clostridium difficile Infection Overview

Clostridium difficile Infection is a bacterial infection of the colon that produces toxins causing inflammation of the colon and severe diarrhea. CDI can also result in more serious disease complications, including pseudomembranous colitis, bowel perforation, toxic megacolon and sepsis. CDI represents a serious healthcare issue in hospitals, long-term care homes and, increasingly, in the wider community. In 2010, Clinical Microbiology Reviews, a peer reviewed journal published by the American Society for Microbiology, estimated that there were between 450,000 and 700,000 cases of CDI in the United States each year. The Centers for Disease Control and Prevention of the U.S. Department of Health and Human Services, or CDC, reports that CDI is responsible for 14,000 deaths per year in the United States. A separate study published in 2012 in Clinical Microbiology and Infection, a peer reviewed journal published by the European Society of Clinical Microbiology and Infectious Diseases, indicated that CDI may be underdiagnosed in approximately 25% of cases. A study published in The Journal of Hospital Infection, a peer reviewed journal published by the Healthcare Infection Society, reported that CDI is two to four times more common than hospital associated infections caused by methicillin-resistant Staphylococcus aureus, a bacterium frequently associated with such infections. The Healthcare Cost and Utilization Project, a family of databases developed through a federal-state-industry partnership sponsored by the Agency for Healthcare Research and Quality of the U.S. Department of Health and Human Services, reported an approximate 3.5 fold increase in hospital stays associated with CDI between 2000 and 2008. The economic impact of CDI is significant. A study published in 2012 in Clinical Infectious Diseases estimated that acute care costs total $4.8 billion per year in the United States alone.

CDI originates from a bacterium known as Clostridium difficile, or C. difficile. C. difficile sometimes can be a harmless resident of the gastrointestinal tract. The complex community of microorganisms that make up the natural gut flora usually moderates levels of C. difficile. The natural gut flora are an essential part of the normal function of the gastrointestinal tract and also have wide implications to human health, such as the proper function of the immune system. CDI typically develops following the use of broad spectrum antibiotic agents that can cause widespread damage to the natural gut flora and allow overgrowth of C. difficile. Hypervirulent C. difficile strains have also emerged and are frequently associated with more severe disease. In the United States, the hypervirulent strain ribotype 027 accounts for approximately one third of all CDI cases.

The primary clinical issue with CDI is disease recurrence. This is in contrast to other bacterial threats for which drug resistance is the principal concern. According to an article published in 2012 in the peer reviewed journal Clinical Microbiology and Infection, up to 25% of patients with CDI suffer a second episode of the infection. The risk of further recurrence rises to 65% after a patient suffers a second episode of CDI. In addition, each episode of recurrent disease is associated with greater disease severity and higher mortality rates. Recurrent disease is associated with an increased burden on the healthcare system.

In 2013, the CDC highlighted CDI as one of three pathogens that pose an immediate public health threat and require urgent and aggressive action. In 2012, the Generating Antibiotics Incentives Now Act provisions of the FDA Safety and Innovation Act, or GAIN, became law. The goal of GAIN is to encourage the development of new antibiotics that treat specific pathogens, including C. difficile, that cause serious and life threatening infections.

Current CDI Treatments

Existing treatment options for CDI are limited. The current standard of care for CDI is treatment with vancomycin or off label use of metronidazole, both of which are broad spectrum antibiotics. Although these antibiotics reduce levels of C. difficile, both also cause significant collateral damage to the gut flora as a result of their broad spectrum of activity. This collateral damage to the gut flora leaves patients vulnerable to recurrent CDI. A review published in 2012 in the peer reviewed journal International Journal of Antimicrobial Agents reported recurrence rates of 24.0% for vancomycin and 27.1% for metronidazole. Metronidazole is frequently used in mild or moderate cases of CDI and has been associated with a number of side effects. The antibiotic fidaxomicin was recently approved in the United States and the European Union, but it has not been shown to be superior to vancomycin in the treatment of patients with the hypervirulent strain ribotype 027.

SMT19969 for the Treatment of CDI

We are developing SMT19969 as an orally administered small molecule antibiotic for the treatment of CDI. We administered SMT19969 as an aqueous suspension in our completed Phase 1 clinical trial. We are administering SMT19969 as a capsule in our ongoing Phase 2 clinical trial because we believe administration in capsule form will enable easier administration and enhance patient compliance. In addition, the comparator drug in the Phase 2 clinical trial, vancomycin, is administered as a capsule, and matching the form of the comparator drug will help to ensure that the trial is double blinded. In addition, we are currently assessing alternative formulations for potential commercial use. SMT19969 is designed to selectively target C. difficile bacteria without causing collateral damage to the gut flora and thereby reduce CDI recurrence rates. The active ingredient in SMT19969 is a bis-benzimidazole tetrahydrate. We believe, based on preclinical studies conducted to date, that SMT19969 is part of a novel structural class of antibiotics that is distinct from the major classes of marketed antibacterials.

We have completed a Phase 1 clinical trial of SMT19969 in healthy volunteers. We believe the results of this clinical trial are consistent with the highly selective profile of SMT19969 that we observed in preclinical studies. SMT19969 was also well tolerated at all doses tested in this clinical trial. We are currently enrolling and treating patients in a double blind, active controlled Phase 2 clinical trial evaluating SMT19969 compared to vancomycin for the treatment of CDI. We expect to report top line results from this clinical trial in the second half of 2015. In February 2015, we initiated an exploratory, open label, active controlled Phase 2 clinical trial evaluating SMT19969 compared to fidaxomicin for the treatment of CDI. We expect to report top line results from this clinical trial in the first half of 2016.

The FDA has designated SMT19969 as a Qualified Infectious Disease Product. The QIDP incentives are provided through GAIN. The QIDP designation provides for priority review by the FDA, eligibility for “fast-track” status and extension of statutory exclusivity periods in the United States for an additional five years upon FDA approval of the product for the treatment of CDI.

SMT19969 Clinical Development

Phase 1 Clinical Trial in Healthy Volunteers

In 2013, we completed a randomized, partially blind, placebo controlled Phase 1 clinical trial of SMT19969 in healthy volunteers. We conducted this clinical trial at a single site in the United Kingdom under approval from the MHRA and the Ethics Review Committee. We enrolled 56 healthy male subjects in the clinical trial who were between 18 and 55 years of age. The primary objective of the clinical trial was to determine the safety and tolerability of single and multiple ascending oral doses of SMT19969. The secondary objectives included determining the single and multiple oral dose pharmacokinetics of SMT19969, assessing the effect of food on systemic exposure of SMT19969 and assessing the effect of multiple oral doses of SMT19969 on gut flora.

We conducted the clinical trial in two parts. Part 1 consisted of an ascending single dose study and a food effect evaluation study. In Part 1, we evaluated a total of 40 subjects, divided into the following six cohorts:

•	four fasted subjects, randomized for three subjects to receive a single 2 mg dose of SMT19969 and one subject to receive placebo;

•	four fasted subjects, randomized for three subjects to receive a single 20 mg dose of SMT19969 and one subject to receive placebo;

•	eight fasted subjects, randomized for six subjects to receive a single 100 mg dose of SMT19969 and two subjects to receive placebo;

•	eight fasted subjects, randomized for six subjects to receive a single 400 mg dose of SMT19969 and two subjects to receive placebo;

•	eight fasted subjects, randomized for six subjects to receive a single 2,000 mg dose of SMT19969 and two subjects to receive placebo; and

•	eight subjects, randomized for six subjects to receive a single 1,000 mg dose of SMT19969 under fasted conditions and a single 1,000 mg dose under fed conditions, and two subjects to receive two single doses of placebo on the same dosing schedule. The doses under fed and fasted conditions were separated by a minimum of six days.

Part 2 of the clinical trial consisted of a multiple dose study. In Part 2, we evaluated a total of 16 subjects, who were divided into the following two cohorts:

•	eight subjects randomized for six subjects to receive 200 mg doses of SMT19969 twice per day for nine days with a single final dose on day ten and two subjects to receive placebo on the same dosing schedule; and

•	eight subjects randomized for six subjects to receive 500 mg doses of SMT19969 twice per day for nine days with a single final dose on day ten and two subjects to receive placebo on the same dosing schedule.

Analysis of Trial Results

We observed the following results in this clinical trial:

•

SMT19969 was well tolerated. SMT19969 was well tolerated at all doses tested in the clinical trial. The incidence of adverse events in the clinical trial was low for patients treated with SMT19969 and comparable to the incidence of adverse events for patients receiving placebo. The majority of the adverse events that were considered to be possibly related to SMT19969 were classified as gastrointestinal disorders and were mild in severity and resolved without intervention. One patient withdrew from the clinical trial after suffering from appendicitis on day one. The trial investigator determined this serious adverse event was unlikely to be related to treatment with SMT19969.

•	SMT19969 was retained in the gastrointestinal tract. SMT19969 was targeted to the gastrointestinal tract, which is the site where CDI infections occur in the body. Systemic exposure was close to or below the level of detection in both fed and fasted subjects.

•	SMT19969 was highly selective for total clostridia bacteria with minimal impact on other natural gut flora. We measured levels of bacteria in fecal samples from Part 2 of the clinical trial for gut flora composition on the day prior to commencement of dosing and on days four and nine of drug administration during the clinical trial. As illustrated in the figure below, in both the 200 mg and 500 mg dose cohorts, median levels of key bacteria groups that comprise the natural gut flora remained relatively constant during this period and did not fluctuate substantially from baseline. The one exception was the total clostridia bacterial group. The counts of total clostridia decreased from the baseline level to zero by day four of dosing and remained at zero on day nine of dosing. C. difficile is a member of the total clostridia group. We did not detect any C. difficile viable cells or spores in the fecal samples of any of the healthy volunteer subjects at any point during the clinical trial. Bacteria levels are shown in the figure below on a logarithmic scale, which condenses the wide range of values to a format showing the relative differences in values. We believe these data, which are consistent with the data from our preclinical studies, support the highly selective antibiotic effect of SMT19969.

Ongoing Phase 2 Clinical Trial in Patients with CDI

We are currently evaluating SMT19969 in a randomized, double blind, active controlled, multicenter, Phase 2 clinical trial. This clinical trial is the first time that SMT19969 is being administered to CDI patients, and we refer to it as our Phase 2 proof of concept clinical trial. We are conducting this clinical trial at approximately 25 sites in the United States and five sites in Canada. The trial is being conducted under an Investigational New Drug Application, or IND, that we submitted to the FDA on January 21, 2014. We expect to enroll up to 100 patients in this clinical trial. We enrolled the first patients in July 2014. We expect to report top line data from this clinical trial in the second half of 2015. We are randomizing patients in a one to one ratio to receive either a 200 mg dose of SMT19969 administered twice per day for ten days or a 125 mg dose of vancomycin administered four times per day for ten days.

The primary objective of this clinical trial is to evaluate the efficacy of ten days of dosing with SMT19969 compared to treatment with vancomycin. The primary efficacy endpoint is sustained clinical response, which is defined as clinical cure based on the resolution of diarrhea at the test of cure, or TOC, visit on day 12 and no recurrence of CDI within 30 days after the end of treatment. The secondary efficacy endpoints are investigator assessed clinical response at the TOC visit and rate of recurrence of CDI within 30 days after the end of treatment. Secondary objectives of this clinical trial are to assess the safety and tolerability of ten days of dosing of SMT19969 compared to vancomycin, the plasma and fecal concentrations of SMT19969 in patients with CDI receiving SMT19969 and the health status of CDI patients receiving ten days of treatment of SMT19969 compared to patients receiving ten days of treatment of vancomycin. We also plan to assess the impact of SMT19969 on the gut flora of patients in the clinical trial as one of a number of exploratory objectives.

Ongoing Phase 2 Exploratory Clinical Trial of SMT19969 Compared to Fidaxomicin

We have initiated a randomized, open label, active controlled, multicenter Phase 2 clinical trial evaluating SMT19969 compared to fidaxomicin for the treatment of CDI. In February 2015, we enrolled and dosed the first patient in this clinical trial. This clinical trial will generate further data comparing SMT19969 to a recently launched CDI antibiotic, and we expect the results of this clinical trial will help to inform the design of future Phase 3 clinical trials of SMT19969. We plan to conduct this clinical trial at up to seven sites in the United Kingdom. We expect to enroll approximately 30 patients in this clinical trial. We will randomize patients in a one to one ratio to receive either a 200 mg dose of SMT19969 administered twice per day for ten days or a 200 mg dose of fidaxomicin administered twice per day for ten days. We expect to report top line data from this clinical trial in the first half of 2016.

The primary efficacy objective of clinical this trial is to determine the safety and tolerability of ten days of dosing with 200 mg of SMT19969 compared to dosing with 200 mg of fidaxomicin. The secondary objectives of the clinical trial are to assess the following:

•	the plasma pharmacokinetics of SMT19969 in patients with CDI;

•	the qualitative and quantitative effect of SMT19969 and fidaxomicin on gut flora;

•	the plasma, urine and fecal concentrations of SMT19969 and its metabolites; and

•	the efficacy of ten days of dosing with SMT19969 compared to fidaxomicin for the treatment of CDI.

The measurement of efficacy will be based on investigator assessed clinical response at the TOC visit, with clinical cure defined as resolution of diarrhea while on treatment and maintained at the TOC visit, and sustained clinical response, defined as clinical cure at the TOC visit and no recurrence of CDI within 30 days after the end of treatment.

CDI Preclinical Data

In a range of preclinical studies, SMT19969 demonstrated an encouraging profile as a potential antibiotic for the treatment of initial CDI and reduction of CDI recurrence. The following is a summary of key observations from these studies:

•	Potency against C. difficile. We screened SMT19969 in vitro against a panel of C. difficile clinical isolates from the United States and the United Kingdom. In this study, SMT19969 displayed a potent bactericidal effect against all clinical isolates of C. difficile, including hypervirulent strains, such as ribotype 027. SMT19969 was more potent than both vancomycin and metronidazole, and was either equally potent to, or more potent than, fidaxomicin.

•

Targeted spectrum of activity. We conducted in vitro testing of SMT19969, vancomycin, metronidazole and fidaxomicin against a wide panel of bacteria that are commonly found in the gut flora and are necessary for normal function of the gastrointestinal tract and also have wide implications to human health, such as the proper function of the immune system. As illustrated in the figure below, in this study SMT19969 had a minimal antibiotic effect against these beneficial bacterial groups. SMT19969 also displayed higher selectivity for C. difficile in this study as compared to vancomycin, metronidazole and fidaxomicin and published data for surotomycin and cadazolid, two antibiotics that are currently in Phase 3 clinical development by other companies. In vitro potency is measured by determining the concentration of a drug (in micrograms per liter) needed to inhibit the growth of 90% of the bacterial strains being tested, referred to as a MIC90 measurement. A high number, typically higher than 256, indicates a weak antimicrobial effect, and a low number, typically less than eight, indicates a potent antimicrobial effect. We believe that the targeted spectrum of activity for SMT19969 seen in this study compared to the relatively broad spectrum of activity of other antibiotics indicates the potential for SMT19969 to selectively target C. difficile bacteria without causing collateral damage to the gut flora and thereby reduce CDI recurrence rates.

Profile of Selectivity of SMT19969 vs. Other CDI Antibiotics

•	Protection against CDI recurrence. In a hamster model, we infected one group of hamsters with the hypervirulent CDI strain ribotype 027 and a second group of hamsters with a second CDI strain ribotype 012. In the United States, the hypervirulent CDI strain ribotype 027 accounts for approximately one third of all CDI cases. We then treated hamsters from each of the two infected groups with different doses of SMT19969, vancomycin and fidaxomicin for five days. We evaluated disease recurrence over the 21 days following treatment. In this hamster model, a hamster fatality within the first five days is a result of initial C. difficile infection, while a fatality from day six to day 25 is a result of recurrent disease. As illustrated in the figure below, the hamsters from both infected groups that were treated with two different doses of SMT19969 had survival rates of 90% to 100% against strain ribotype 027 and 80% to 100% against strain ribotype 012. These survival rates were higher than hamsters treated with vancomycin (0% to 10% survival rates) for both CDI strains, comparable to hamsters treated with two different doses of fidaxomicin against strain ribotype 027 (90% to 100% survival rates) and higher than hamsters treated with two different doses of fidaxomicin against strain ribotype 012 (0% to 40% survival rates). All infection control hamsters received placebo and died by the second day following infection.

•	Inhibition of sporulation. In the in vitro testing of SMT19969 described above, we treated C. difficile cells with different concentrations of SMT19969 and measured the percentage of spores formed 96 hours after treatment. Untreated cells had a 100% conversion rate into C. difficile spores, which are the dormant protected form of the bacteria, after 96 hours. In this study, treatment with SMT19969 resulted in a meaningful reduction in spore count compared with untreated cells against all strains of C. difficile tested. We believe the reduction in sporulation may benefit rates of recurrent disease as the spores are highly resistant to standard cleaning practices and lead to increased risks of environmental persistence and disease transmission.

•	Concomitant antibiotic use. In an in vitro bacterial culture study, we administered SMT19969 in combination with selected other antibiotics. In this study, concomitant use of antibiotics had neither a synergistic nor an antagonistic effect on the MIC90 values of SMT19969 against the C. difficile strains tested. We believe these results indicate that concomitant use of other antibiotics will not diminish the potency of SMT19969. We believe this is an important finding because a significant portion of CDI patients receive antibiotic treatment for persistent or new infections.

•	Low propensity for resistance. In an in vitro study, we treated C. difficile bacteria with SMT19969 and assessed the number of resistant bacteria at the end of treatment. We repeated this process multiple times, with each cycle referred to as a serial passage. We observed that use of SMT19969 resulted in a low frequency of spontaneous mutation and no resistance after 14 serial passages of treatment.

Our Collaborations and Funding Arrangements

University of Oxford

In November 2013, we acquired all of the outstanding equity of MuOx Limited, or MuOx, a spin out of the University of Oxford founded by Professors Stephen Davies and Kay Davies. MuOx is our wholly-owned subsidiary. In connection with that acquisition, we and MuOx entered into a set of agreements with the University of Oxford and its technology transfer division, Isis Innovation Limited, or Isis, regarding the development of small molecule utrophin modulators.

Research Sponsorship

We have agreed to fund a drug research and discovery program in the University of Oxford laboratories to identify and research utrophin modulators to treat DMD. The University of Oxford is responsible for conducting this program. Isis has no obligations under the research sponsorship agreement. We refer to the agreement that governs our research sponsorship with the University of Oxford, which we, the University of Oxford and Isis entered into in November 2013 and amended and restated in July 2014, as the research sponsorship agreement. Under the research sponsorship agreement, we have agreed to fund up to £1.5 million over the three year research period, of which we have paid the University of Oxford £0.5 million.

The University of Oxford will own all intellectual property arising from the sponsored research, and we have agreed to assign to the University of Oxford any intellectual property arising from the sponsored research that either we or third parties whom we engage, may create, subject to our exercise of an option to obtain an exclusive license under the intellectual property arising from the sponsored research, as described below.

Either we or the University of Oxford would have the right to terminate the research sponsorship agreement for specified reasons, including the other party’s insolvency or material breach, if the breach remains uncured for a specified period or is uncurable, or our mutual determination, at specified times, that there are valid scientific reasons for terminating the project. The University of Oxford may also terminate the research sponsorship agreement if we default on more than one payment obligation and do not remedy the failure within a specified period after receiving notice. We may also terminate the research sponsorship agreement, after a specified period of time if any of the principal investigators is unable or unwilling to continue supervising the sponsored research and the successor proposed by the University of Oxford is not acceptable to us on reasonable and substantial grounds.

License of Know-How

In November 2013, Isis executed a know-how license agreement with MuOx. We refer to the agreement, which was amended in July 2014, as the know-how license agreement. In the know-how license agreement, Isis granted MuOx a license under specified know-how, consisting of data and other information associated with specified utrophin modulators and biological screening technology, and all intellectual property rights pertaining to the specified know-how, to research, develop, make, have made, use, have used, import, have imported, export, have exported, and market the licensed know-how and products or processes resulting from the licensed know-how. We refer to the know-how specified in the know-how license agreement, as Oxford’s background know-how. Our rights under Oxford’s background know-how in the specified utrophin modulators are exclusive and sublicenseable. Our rights under Oxford’s background know-how in the biological screening technology are initially exclusive, but become non-exclusive in November 2016, and are sublicenseable with Isis’ consent, which may not be unreasonably withheld. Our rights are subject to the rights of the University of Oxford, the Muscular Dystrophy Association and the Muscular Dystrophy Campaign, and their respective employees, students and agents, to use and publish Oxford’s background know-how for specified scholarly and academic research and teaching purposes. We have agreed to use commercially reasonable efforts to develop, exploit and market Oxford’s background know-how or any compound deriving from Oxford’s background know-how.

The know-how license agreement will remain in effect for at least three years with respect to the biological screening technology know-how, and otherwise, with respect to each of the compound or biological screening technology know-how, as long as we or our sublicensees are using commercially reasonable efforts to research and develop compounds derived from that know-how. Either we or Isis would have the right to terminate the know-how license agreement if the other party materially breaches the know-how license agreement and the breach remains uncured for a specified period or is uncurable. We may terminate the know-how license agreement at our discretion by giving Isis six months’ prior written notice. Isis may terminate the know-how license agreement on thirty days’ notice if we fail to use commercially reasonable efforts to exploit Oxford’s background know-how and do not remedy such breach within a specified time, or immediately, if we take specified actions relating to winding up or experience certain insolvency-related events.

Exclusive Option Rights

We refer to the intellectual property rights arising under the research sponsorship agreement, or arising from research and development of small molecule utrophin modulation conducted by or under the supervision of certain University of Oxford scientists, that is created or reduced to practice after November 2013 and within a specified time after the expiration or termination of the research sponsorship agreement, as arising IP. Under an option agreement that we, the University of Oxford and Isis entered into in November 2013, which we refer to as the option agreement, Isis granted us an exclusive option to license the arising IP. We may exercise the option within specified periods.

In connection with entering the option agreement, we paid Isis an option fee of a specified amount and issued to Isis warrants to purchase up to 354,090 of our ordinary shares at a purchase price of £0.20 per ordinary share. The warrants may be exercised based on the achievement of certain research, development and regulatory milestones.

If we exercise our option to obtain a license under arising IP, we would be obligated to pay Isis up to a specified sum in option exercise fees, and Isis will use reasonable efforts to enter into a license agreement as quickly as possible, subject to Isis obtaining all necessary intellectual property assignments and conducting its internal due diligence procedures.

For any arising IP for which we have exercised the option and that comprises new chemical entities or compounds, which we refer to as optioned compounds, we would obtain an exclusive, sublicenseable license. We are obligated to pay milestone payments of up to £75,000 upon the achievement of specified development milestones, whether such milestones occur prior to or after our exercise of the option to obtain an exclusive sublicenseable license. Following exercise of such an option we would also be obligated to pay milestone payments upon the achievement of specified regulatory milestones with respect to each optioned compound. The specified regulatory milestone payment is due each time the specified regulatory milestone is achieved with respect to a optioned compound and, if each optioned compound achieved each regulatory milestone once, we would be obligated to pay Isis a total of £3.7 million in regulatory milestone payments for each optioned compound.

We would also be obligated to pay Isis a low single digit royalty of net sales by us, our affiliates or sublicensees of any product containing an optioned compound, which we refer to as a licensed product, subject to specified reductions. Our obligation to pay the royalty would expire on the later of the expiration of the last valid claim of any licensed patent or patent application claiming the licensed product or 20 years after the date on which we enter the license agreement. We would also be obligated to pay Isis a low single digit percentage of any payments we receive in connection with granting a sublicense under the licensed arising IP.

If we funded the development of the arising IP for the optioned compounds, through our funding under the research sponsorship agreement or by funding work at contract research organizations prior to the creation of the arising IP, then the milestone and royalty payments will be reduced to reflect the value that our funding delivered to the arising IP. We and Isis would negotiate such adjustment in good faith. If we and Isis are unable to agree, an expert will be appointed to make the determination.

For any arising IP for which we have exercised the option and that does not comprise new chemical entities or compound, which we call enabling IP, we would obtain an exclusive license, which we could sublicense with Isis’ prior written consent, not to be unreasonably withheld, delayed or conditioned. We and Isis would negotiate the milestone payments and any other payments that we would be obligated to pay to Isis with respect to enabling IP. If we and Isis are unable to agree, an expert will be appointed to make the determination.

Any license granted to us under arising IP would be subject to the rights of the University of Oxford, and any person who at any time worked on the licensed arising IP, to use and publish the arising IP for specified scholarly and academic research and teaching purposes. We would also be obligated to use commercially reasonable efforts to develop, exploit and market the arising IP licensed to us.

The license agreement would remain in effect as long as we are using commercially reasonable efforts to develop and market the licensed products, unless terminated earlier by us or Isis, or extended by mutual agreement. Either we or Isis would be permitted to terminate the license agreement at any time if the other party materially breaches the license agreement and the breach remains uncured for a specified period or the breach is uncurable. We would be permitted to terminate the license agreement for any reason after it has been in effect for three years upon giving six months’ prior written notice. Isis would be permitted to terminate the license agreement if we challenge the validity of the licensed patents or patent applications or if we claim that we are no longer obligated to make payments to Isis under the license agreement because the know-how is unnecessary, or if we take specified actions relating to winding up or experience certain insolvency-related events. Upon termination of the license agreement, we would be obligated to grant Isis an irrevocable, transferable, non-exclusive license to develop, make, have made, use and market any improvements made by us during the option period, and related intellectual property rights, subject to the payment of a reasonable royalty.

The option agreement will remain in effect until a specified period of time, sufficient for us and Isis to enter into the license agreement, after our rights to exercise the options terminate, unless the option agreement is terminated earlier by either Isis and the University of Oxford, or us. Either we, or Isis and the University of Oxford, may terminate the option agreement at any time if the other materially breaches the option agreement and the breach remains uncured for a specified period or the breach is uncurable, or if the other becomes insolvent. We may also terminate the option agreement, effective on each anniversary of the effective date of the option agreement, by giving sixty days’ written notice to Isis and the University of Oxford.

Wellcome Trust

In October 2012, we entered into a translation award funding agreement with the Wellcome Trust Limited, as trustee of the Wellcome Trust, in order to support a Phase 1 and a Phase 2 clinical trial of SMT19969 for the treatment of CDI. We refer to the translation award funding agreement as the translation award agreement. Under the translation award agreement, we are eligible to receive up to £4.0 million from the Wellcome Trust, of which we have received £3.9 million. The translation award agreement followed a funding agreement we and the Wellcome Trust entered in October 2009, which we refer to as the discovery award agreement, under which we received £2.3 million for preclinical development of CDI antibiotics. We refer to any compound or product that is covered by intellectual property rights created under the discovery award agreement or the translation award agreement, or that is covered by intellectual property rights that we created or to which we had rights prior to October 2009 and that relate to the activities under the discovery award agreement or the translation award agreement, as the award products. We have agreed to use commercially reasonable efforts to achieve certain development milestones by specified dates.

Development and Commercialization Obligations

Under the translation award agreement, we may, subject to the Wellcome Trust’s prior written consent, which will not be unreasonably withheld or delayed, conduct the development and commercialization of award products. We may conduct these activities, which we refer to as exploitation, ourselves or through our affiliates, licensees and third party collaborators. We refer to any intellectual property rights associated with the exploitation as exploitation IP. The Wellcome Trust’s consent is contingent on the establishment of a revenue sharing agreement that incorporates the financial terms of the translation award agreement. We are required to ensure that any results generated by a third party with whom we collaborate or subcontract will be deemed exploitation IP.

If we or our licensees do not develop or commercialize any exploitation IP in specified markets or specified indications within specified timeframes, the Wellcome Trust is permitted to conduct exploitation of the exploitation IP in those markets or indications. If the Wellcome Trust exercises its exploitation right, we would license or assign to it the appropriate exploitation IP and grant it non-exclusive, royalty-free licenses to our related background intellectual property, and we would be entitled to receive a portion of the net revenue received by the Wellcome Trust from exercise of its exploitation rights.

We may not allow a lien to be imposed on the exploitation IP or on any intellectual property rights licensed to us that we used for the clinical trials funded by the Wellcome Trust, except for certain liens arising in the ordinary course of business. We may also not make any material change to the general nature of our business without consent from the Wellcome Trust.

Financial Terms

We may draw down a final payment in a specified amount after completion of the Phase 2 clinical trial and the Wellcome Trust’s receipt of an end of award report, in a form acceptable to the Wellcome Trust, detailing the work done and outcomes of the clinical trials.

Under the terms of the translation award agreement and the terms of the revenue sharing agreement we would enter into with the Wellcome Trust to permit our exploitation of the exploitation IP or award products, the Wellcome Trust is entitled to a share of the cumulative net revenue that we or our affiliates receive from exploiting the exploitation IP or award products. The Wellcome Trust would be eligible to receive a tiered portion of the net revenue, ranging from a mid-single digit percentage up to a mid-twenties percentage. Under the translation award agreement, if we, the Wellcome Trust or a third party contributes funding to further develop the exploitation IP or award products, we and the Wellcome Trust will negotiate in good faith modifications to the net revenue sharing percentage to reflect changes in our respective proportionate development costs for award products. If we and the Wellcome Trust are unable to agree, an expert will be appointed to make the determination. However, we agree not to accept funding to complete the Phase 2 clinical trial, without the Wellcome Trust’s consent, if such funding would materially prejudice the Wellcome Trust’s net revenue sharing or exploitation rights. In addition, we would be obligated to pay the Wellcome Trust a milestone in a specified amount if cumulative net revenue exceeds a specified amount. We currently consider the probability of this milestone payment to be remote.

The revenue sharing agreement would last until the latest of the expiration of the last patent or patent application covering any invention arising out of our activities under the research and clinical trials funded by the Wellcome Trust or the expiration of any agreement or payment obligations relating to exploitation of the intellectual property rights arising out of our activities under the research and clinical trials funded by the Wellcome Trust under the translation award agreement. Either we or the Wellcome Trust would have the right to terminate the revenue sharing agreement if the other party materially breaches the revenue sharing agreement and the breach remains uncured for a specified period or the breach is uncurable, if the other party experiences specified insolvency related events, or if the translation award agreement expires or is terminated.

If we are obligated to withhold tax on the amounts payable to the Wellcome Trust, we agree to pay the Wellcome Trust a greater amount, such that the Wellcome Trust receives the same amount after the withholding as it would have received without such deduction.

We would be required to make a full or partial repayment to the Wellcome Trust of the funding we received under the translation award agreement, plus accrued interest, under specified conditions, including our unauthorized use of the award amount, our fraudulent or willful misconduct, our knowingly withholding material information from the Wellcome Trust, or an acquisition by certain third parties of all or a material part of our business or assets or of a majority of our equity. Upon such a full repayment, our obligation to share a portion of net revenue with the Wellcome Trust would terminate.

Termination

Unless earlier terminated by the Wellcome Trust, the translation award agreement will terminate on the earlier of our full repayment of the award amount, plus accrued interest, to the Wellcome Trust following its request for repayment, or the expiration of all payment obligations under the translation award agreement and the revenue sharing agreement. The Wellcome Trust may terminate the translation award agreement for specified reasons, including our material breach or insolvency related events or the Wellcome Trust’s determination that the clinical trials should be terminated due to a serious failure in the progress, management or conduct of the clinical trials, if we do not remedy such condition within a specified period after receiving notice.

Assignment

We may not, without the Wellcome Trust’s prior consent, assign, transfer or declare a trust over the translation award agreement or otherwise dispose of any of our rights or obligations under the translation award agreement, with such consent not being unreasonably withheld, delayed or conditioned, other than an assignment to our affiliates.

Muscular Dystrophy Association

In December 2011, we entered into a grant agreement with the Muscular Dystrophy Association, Inc., or MDA, a not for profit corporation based in New York, in order to partially fund a Phase 1 clinical trial of SMT C1100 to treat DMD. We refer to this grant agreement with MDA as the MDA grant agreement. To date, we have received the entire amount of MDA’s grant to us, or an aggregate of $750,000.

Financial Terms

We refer to small molecules that can upregulate the utrophin gene, including SMT C1100 and compounds with similar mechanisms of action to which we have rights, as project compounds. Under the MDA grant agreement, we have agreed to make specified milestone payments to MDA during our or our affiliates’ development and commercialization of pharmaceutical products containing the project compounds, which we refer to as project products. Because we have raised more than a specified aggregate amount of funding, we have become obligated to pay a specified sum to MDA, which we refer to as the MDA cash infusion milestone payment.

We have also agreed to pay MDA a specified lump sum amount, less any previously paid MDA cash infusion milestone payment, following the regulatory approval of any project product for use or sale in the United States or European Union in the treatment of DMD or Becker muscular dystrophy, or BMD, and an additional specified sum upon achievement of a commercial milestone. We would be obligated to pay MDA a low single digit percentage royalty of worldwide net sales by us, our affiliates or licensees of any project product. If we assign our rights to any of the project compounds or experience specified change in control events, MDA may require our assignee to assume our obligations under the MDA grant agreement with respect to the assigned rights, or require us to pay MDA the greater of a low single digit percentage of the fair market value of the assigned rights, or an amount that would give MDA an internal rate of return of a low double digit percentage on its grant to us.

Interruption License

Upon the occurrence of specified events, which we refer to as interruptions, we have agreed to refund to MDA the entire grant amount of $750,000 plus a low double digit interest on that amount, subject to specified exemptions. An interruption may occur if we or our affiliates cease reasonable research, development and commercialization of project products and cease using diligent efforts to obtain a third party development and commercialization partner, which require our annual expenditure of a minimum specified amount on such efforts for longer than a specified period. Interruptions may also occur if we license the rights to develop and commercialize project products to a third party without retaining a right of reversion, and such partner ceases reasonable development and commercialization of project products for longer than a specified period or ceases to sell project products in the United States or European Union, or if we, upon the reversion of such rights from a third party commercialization partner to us, fail to use reasonable efforts to develop and commercialize project products and cease using diligent efforts to obtain a third party development and commercialization partner, or, within a specified period from the date of reversion, to license the development and commercialization activities of project products to a third party. In all such cases, we are exempt from interruption payments in the event of specified scientific failures, including if we fail to achieve primary endpoints for any clinical trial of SMT C1100, if the project compounds are unfit for administration to humans or if we cannot develop a commercial manufacturing process.

We have granted to MDA, effective on the occurrence of such an interruption, an exclusive, sublicenseable, worldwide, perpetual, irrevocable and royalty-free license under the patent rights, know-how and intellectual property that we control, useful for the project compounds or project products, to research, develop, manufacture, have manufactured, use, sell, offer to sell, import and export the project compounds and project products for the prevention, treatment, or amelioration of DMD or BMD. We refer to such license as the interruption license. Upon the effectiveness of the interruption license, we would be obligated to assign to MDA or its designee the regulatory filings, regulatory approvals, and contract rights that we or our affiliates own, and deliver specified know-how, in each case, relating to project compounds and project products.

MDA acknowledges that if a royalty or other payment is due to any third party from whom we licensed or acquired the intellectual property licensed to MDA, the interruption license is contingent on MDA or its sublicensee assuming those obligations resulting from their exercise of the interruption license.

Termination

The MDA grant agreement will continue indefinitely.

Duchenne Partners Fund

In December 2011, we entered into a grant agreement with the Duchenne Partners Fund, Inc., or DPF, a Delaware limited liability company, in order to partially fund a Phase 1 clinical trial of SMT C1100 to treat DMD. We refer to this grant agreement with DPF as the DPF grant agreement. To date, we have received the entire amount of DPF’s grant to us, or an aggregate of $500,000.

Financial Terms

We refer to small molecules that can upregulate the utrophin gene, including SMT C1100 and compounds with similar mechanisms of action to which we have rights, as project compounds. Under the DPF grant agreement, we have agreed to make specified milestone payments to DPF during our or our affiliates’ development and commercialization of pharmaceutical products containing the project compounds, which we refer to as project products. Because we have raised more than a specified aggregate amount of funding, we have become obligated to pay a specified sum to DPF, which we refer to as the DPF cash infusion milestone payment.

We have also agreed to pay DPF a specified lump sum amount, less any previously paid DPF cash infusion milestone payment, following the regulatory approval of any project product for use or sale in the United States or European Union in the treatment of DMD or BMD and an additional specified sum upon achievement of a commercial milestone. We would be obligated to pay DPF a low single digit percentage royalty of worldwide net sales by us, our affiliates or licensees of any project product. If we assign our rights to any of the project compounds or experience specified change in control events, DPF may require our assignee to assume our obligations under the DPF grant agreement with respect to the assigned rights, or require us to pay DPF the greater of a low single digit percentage of the fair market value of the assigned rights, or an amount that would give DPF an internal rate of return of a low double digit percentage on its grant to us.

Termination

The DPF grant agreement will continue indefinitely.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technologies, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, government agencies and private and public research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain marketing approvals for their products more rapidly than we obtain approval for ours. In addition, our ability to compete may be affected because in some cases insurers or other third-party payors seek to encourage the use of generic products. This may have the effect of making branded products less attractive, from a cost perspective, to buyers.

The key competitive factors affecting the success of our product candidates are likely to be their efficacy, safety, convenience, price and the availability of coverage and reimbursement from government and other third-party payors.

The competition for SMT C1100 and SMT19969 includes the following:

SMT C1100

There is currently no approved therapy for the treatment of DMD applicable to all DMD patients that seeks to alter the progression of the disease. Corticosteroids, such as prednisolone and deflazacort, are the current standard of care for DMD patients, although these are symptomatic treatments that do not address the underlying cause of DMD, and their use can be associated with severe side effects and concerns over weight gain. Other companies are developing alternative therapeutic approaches to the treatment of DMD, a number of which are outlined below.

Nonsense mutations. PTC Therapeutics, Inc., or PTC, is developing Translarna (ataluren). The European Commission has granted conditional approval for Translarna in Europe, and PTC is preparing to commercialize Translarna in several European countries. PTC has also commenced a rolling NDA submission to the FDA for Translarna. PTC is currently enrolling patients into a Phase 3 confirmatory clinical trial of Translarna. Translarna is a small molecule that enables formation of functional dystrophin in DMD patients with nonsense mutations. DMD caused by nonsense mutations affects approximately 13% of all DMD patients.

Exon Skipping. Prosensa Holding N.V., or Prosensa, and Sarepta Therapeutics, Inc., or Sarepta, are developing treatments for DMD based on exon-skipping approaches. Exons are organic molecules known as nucleotides within the DNA strand that the cellular machinery translates to make full-length, functional protein. In a sub-population of DMD patients, synthesis of the dystrophin protein is disrupted because of mutations that may be due, among other things, to deleted exons. Exon-skipping technology seeks to allow the production of a shorter but still functional dystrophin protein. Prosensa’s most advanced exon-skipping drug is drisapersen. Prosensa has submitted an NDA for drisapersen with the FDA seeking accelerated approval and has stated that it expects the FDA to complete its review in the first quarter of 2015. Prosensa has further stated that it plans to seek conditional approval of drisapersen in the European Union in early 2015. Drisapersen targets exon 51 and would be applicable to approximately 13% of all DMD patients. Prosensa was recently acquired by BioMarin Pharmaceutical Inc. Sarepta’s most advanced product candidate is eteplirsen. Sarepta has indicated it will file an

NDA for eteplirsen with the FDA by mid-2015. Eteplirsen also targets exon 51 and would therefore be applicable to approximately 13% of all DMD patients. Prosensa and Sarepta are also developing other exon skipping therapies to treat other genetic mutations. These companies have product candidates in clinical trials that are targeting exon 44, which is applicable to 6% of all DMD patients, exon 45, which is applicable to 8% of all DMD patients, and exon 53, which is applicable to 6% of all DMD patients. According to an article published in 2009 in the peer reviewed journal Human Mutation, skipping of the ten most common exons would treat in the aggregate approximately 41% of all DMD patients. We believe that there are exon-skipping therapies currently in clinical development to address four of these exons and that skipping of these exons would treat in the aggregate less than one-third of all DMD patients.

Other DMD approaches. A number of other companies are pursuing alternative therapeutic approaches for the treatment of DMD. Tivorsan Pharmaceuticals is developing a recombinant form of Biglycan, a protein that is naturally produced in the body and regulates production of utrophin in developing muscle, which is currently in preclinical development. Askelepios Biopharmaceuticals, Inc. is developing biostrophin, a gene therapy approach that is currently in Phase 1 clinical development. Pfizer, Inc., or Pfizer, is pursuing an approach based on muscle tissue growth through myostatin inhibition. Pfizer completed a Phase 1 healthy volunteer clinical trial of its product candidate, myostatin antibody PF-06252616, in 2014, and recently announced the initiation of a Phase 2 clinical trial in patients with DMD. Santhera Pharmaceuticals completed a Phase 3 clinical trial of its product candidate, idebenone, in 2014 and reported that idebenone delayed deterioration in respiratory function. Akashi Therapeutics is developing HT-100, an anti-inflammatory and anti-fibrotic small molecule that aims to reduce fibrosis and inflammation. Akashi Therapeutics is currently conducting a Phase 1b/2a clinical trial of HT-100.

SMT19969

Several pharmaceutical and biotechnology companies have established themselves in the market for the treatment of CDI, and several additional companies are developing products for the treatment of CDI. We expect that these products will compete with SMT19969.

Antibiotics. The current standard of care for CDI is treatment with the broad spectrum antibiotics vancomycin and metronidazole, both of which are available in generic form in the United States. Generic antibiotic therapies typically are sold at lower prices than branded antibiotics and generally are preferred by managed care providers of health services. The antibiotic fidaxomicin was recently approved for the treatment of CDI in the United States and the European Union. Fidaxomicin was originally developed by Optimer Pharmaceuticals, Inc., which was later acquired by Cubist Pharmaceuticals, Inc., or Cubist. Cubist was recently acquired by Merck & Co., Inc., or Merck. Other antibiotics in late-stage clinical trials for treatment of CDI include surotomycin, which is being developed by Cubist and is currently in Phase 3 clinical development, and cadazolid, which is being developed by Actelion Pharmaceuticals US, Inc. and is currently in a Phase 3 clinical development.

Other CDI approaches. A number of other approaches for the treatment of CDI are in development. Merck is developing the monoclonal antibodies actoxumab and bezlotoxumab, both of which are in Phase 3 clinical trials. These antibodies neutralize certain toxins that are produced by C. difficile bacteria and would be an adjunctive therapy to antibiotics. Sanofi Pasteur is developing the vaccine ACAM-CDIFF for primary prevention of CDI. ACAM-CDIFF is likely to be used only in high-risk patients given the difficulty of administering a vaccine to a broad population. Fecal biotherapy aims to recolonize the bacteria that comprise the natural gut flora and would also be adjunctive therapy to antibiotics. Fecal biotherapy approaches in development include SER-109, which is being developed by Seres Health, Inc. and recently completed a Phase 1/2 open label clinical trial, and RBX2660, which is being developed by Rebiotix, Inc. and has completed a Phase 2 open label clinical trial.

Manufacturing

We do not own or operate, and currently have no plans to establish, manufacturing facilities for the production of clinical or commercial quantities of SMT C1100, SMT19969 or for the other compounds that we are evaluating in our DMD program. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates and any products that we may develop.

We currently engage a single third-party manufacturer to provide clinical material of the active pharmaceutical ingredient, or API, and fill and finish services for the final drug product formulation of SMT C1100 that is being used in our clinical trials. A second third party clinical supplier is responsible for the labelling and shipping of the final drug product to the clinical trial sites. For SMT19969, we engage two other third-party manufacturers to provide clinical material of the API and fill and finish services to supply final drug product that is used in our on-going clinical trials.

We obtain the supplies of our API and drug products from these manufacturers pursuant to agreements that include specific supply timelines and volume expectations. We obtain the supplies of our product candidates from these manufacturers under master services contracts and specific work orders. However, we do not have long-term supply arrangements in place. We do not currently have arrangements in place for redundant supply or a second source for API for either SMT C1100 or SMT19969. If any of our current manufacturers should become unavailable to us for any reason, we believe that there are a number of potential replacements, although we might incur some delay in identifying and qualifying such replacements. We are currently considering other third-party manufacturers to provide a second source for the supply of API and drug product for SMT19969 for use in our future clinical trials.

All of our product candidates are organic compounds of low molecular weight, and are referred to as small molecules. We have selected these compounds based on their potential efficacy and safety, although they are also associated with reasonable cost of goods, ready availability of starting materials and ease of synthesis. We believe that the chemistry for SMT C1100 and SMT19969 is amenable to scale-up and does not currently require unusual equipment in the manufacturing process. We expect to continue to develop product candidates that can be produced cost-effectively at contract manufacturing facilities.

Intellectual Property

Our success depends in large part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. We strive to protect the proprietary technology that we believe is important to our business by, among other methods, seeking and maintaining patents, where available, that are intended to cover our product candidates, compositions and formulations, their methods of use and processes for their manufacture and any other inventions that are commercially important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary and competitive position.

As of February 15, 2015, we owned or exclusively licensed a total of five U.S. patents, seven U.S. patent applications, three European patents and six European patent applications, including original filings, continuations and divisional applications, as well as numerous other foreign counterparts to these U.S. and European patents and patent applications.

Our DMD patent portfolio includes the following granted patents and patent applications that we own or exclusively license:

•	two granted U.S. patents covering the composition of matter of SMT C1100 and combinations of SMT C1100 with ancillary therapeutic agents, which are scheduled to expire in 2029 and 2030, respectively;

•	a granted U.S. patent covering methods of manufacture of SMT C1100, which is scheduled to expire in 2029;

•	two pending U.S. patent applications covering methods of use and the composition of matter of second generation utrophin modulator candidates, which if granted would be scheduled to expire in 2027 and 2028 (subject to possible patent term adjustment, or PTA);

•	a granted European patent covering the composition of matter of SMT C1100, which is scheduled to expire in 2027; and

•	a number of pending patent applications covering formulations of SMT C1100, further methods of use of SMT C1100 and the composition of matter of second generation utrophin modulator candidates.

Our CDI patent portfolio includes the following granted patents and patent applications that we own or exclusively license:

•	an allowed U.S. patent application covering the use of SMT19969 in the treatment of CDI, which when granted will be scheduled to expire in 2029 (subject to possible PTA);

•	a corresponding European patent application covering the use of SMT19969 in the treatment of CDI, which has been allowed by the European Patent Office and when granted will be scheduled to expire in 2029;

•	a pending divisional application with the European Patent Office covering SMT19969 for the treatment of CDI; and

•	pending U.S. and European patent applications covering second generation agents for the treatment of CDI, which if granted would be scheduled to expire in 2031.

Patent protection is not available for composition of matter claims that only recite the API for SMT19969.

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the filing date of a non-provisional patent application. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office, or the USPTO, in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent.

The term of a U.S. patent that covers a drug, biological product or medical device approved pursuant to a pre-market approval, or PMA, may also be eligible for patent term extension when FDA approval is granted, provided that certain statutory and regulatory requirements are met. The length of the patent term extension is related to the length of time the drug is under regulatory review while the patent is in force. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration date set for the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be granted an extension and only those claims reading on the approved drug may be extended. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug, provided that statutory and regulatory requirements are met. Thus, in the future, if and when our product candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each drug and other factors. The expiration dates of our patents and patent applications referred to above are without regard to potential patent term extension or other market exclusivity that may be available to us.

In addition to patents, we may rely, in some circumstances, on trade secrets to protect our technology and maintain our competitive position. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, corporate and scientific collaborators, consultants, scientific advisors, contractors and other third parties. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Sales and Marketing

In light of our stage of development, we have not yet established a sales and marketing organization or distribution capabilities. We have retained exclusive worldwide commercialization rights for SMT C1100 and SMT19969 for all indications in all territories.

If SMT C1100 receives marketing approval, we intend to commercialize it initially in the United States and Europe with our own focused, specialized sales force that we plan to establish. We believe that medical specialists treating DMD are sufficiently concentrated that we will be able to effectively promote SMT C1100 with a targeted sales team in these and potentially other key territories. We also believe that our relationships with patient advocacy groups will strengthen our ability to market SMT C1100. Outside of the United States and Europe, we plan to evaluate the potential for utilizing collaboration, distribution and other marketing arrangements with third parties to commercialize SMT C1100.

We plan to evaluate our options for maximizing the commercial opportunity for SMT19969. We may determine to commercialize the product directly in the United States and Europe with our own specialized sales force or seek third party collaborators for the commercialization of SMT19969. We intend to evaluate the relative merits of retaining commercialization rights for ourselves or entering into collaboration arrangements with third parties depending on factors such as the anticipated development costs required to achieve marketing approval, the sales and marketing resources required in each territory in which we receive approval, the relative size of the market opportunity in such territory, the particular expertise of the third party and the proposed financial terms of the arrangement.

We also plan to build key capabilities, such as marketing, market access, sales management and medical affairs, to implement marketing and medical strategies for any products that we market through our own sales organization and to oversee and support our sales force. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved products and expanding relationships with thought leaders in relevant fields of medicine.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Review and Approval of Drugs in the United States

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice, or DOJ, or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND, which must take effect before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of a new drug application, or NDA;

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	payment of user fees and securing FDA approval of the NDA; and

•	compliance with any post-approval requirements, including Risk Evaluation and Mitigation Strategies, or REMS, and post-approval studies required by the FDA.

Preclinical Studies

Preclinical studies include laboratory evaluation of the purity and stability of the manufactured drug substance or API and the formulated drug or drug product, as well as in vitro and animal studies to assess the safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.

Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the clinical trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin.

In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct a continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•	Phase 1. The drug is initially introduced into healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

•	Phase 2. The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase 3. The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently exceeding $2.1 million, and the sponsor of an approved NDA is also subject to annual product and establishment user fees, currently exceeding $104,000 per product and $554,000 per establishment. These fees are typically increased annually.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Most such applications are meant to be reviewed within ten months from the date of filing, and most applications for “priority review” products are meant to be reviewed within six months of filing. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections cover all facilities associated with an NDA submission, including drug component manufacturing (such as active pharmaceutical ingredients), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product.

The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy and Priority Review Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are fast track designation, breakthrough therapy designation and priority review designation.

Specifically, the FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other drugs, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s NDA before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the NDA is submitted. In addition, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

In 2012, Congress enacted the Food and Drug Administration Safety and Innovation Act, or FDASIA. This law established a new regulatory scheme allowing for expedited review of products designated as “breakthrough therapies.” A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

The FDA may designate a product for priority review if it is a drug that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case- by-case basis, whether the proposed drug represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a drug for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a drug when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a drug.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a drug, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. For example, accelerated approval has been used extensively in the development and approval of drugs for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large clinical trials to demonstrate a clinical or survival benefit.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint.

Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

The FDA’s Decision on an NDA

On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Abbreviated New Drug Applications for Generic Drugs

In 1984, with passage of the Hatch-Waxman Amendments to the FDCA, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. In support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference listed drug, or RLD.

Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug. At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug . . .”

Upon approval of an ANDA, the FDA indicates whether the generic product is “therapeutically equivalent” to the RLD in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.

Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. In cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval. The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication.

Hatch-Waxman Patent Certification and the 30-Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would.

Specifically, the applicant must certify with respect to each patent that:

•	the required patent information has not been filed;

•	the listed patent has expired;

•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

•	the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired (other than method of use patents involving indications for which the ANDA applicant is not seeking approval).

If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent or a decision in the infringement case that is favorable to the ANDA applicant.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the FDASIA in 2012, sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

Orphan Drug Designation and Exclusivity

The FDA has granted orphan drug designation to SMT C1100 for the treatment of DMD. Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will be receiving orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

GAIN Exclusivity for Antibiotics

The FDA has designated SMT19969 as a Qualified Infectious Disease Product, or QIDP, under the Generating Antibiotic Incentives Now Act, or GAIN Act. Congress passed this legislation to encourage the development of antibacterial and antifungal drug products that treat pathogens that cause serious and life-threatening infections. To that end, the GAIN Act grants an additional five years of exclusivity upon the approval of an NDA for a drug product designated by the FDA as a QIDP. Thus, for a QIDP, the periods of five-year new chemical entity exclusivity, three-year new clinical investigation exclusivity and seven-year orphan drug exclusivity, would become ten years, eight years and 12 years, respectively.

A QIDP is defined in the GAIN Act to mean “an antibacterial or antifungal drug for human use intended to treat serious or life-threatening infections, including those caused by—(1) an antibacterial or antifungal resistant pathogen, including novel or emerging infectious pathogens;” or (2) certain “qualifying pathogens.” A “qualifying pathogen” is a pathogen that has the potential to pose a serious threat to public health (such as resistant gram positive pathogens, multi-drug resistant gram negative bacteria, multi-drug resistant tuberculosis and Clostridium difficile) and that is included in a list established and maintained by the FDA. A drug sponsor may request the FDA to designate its product as a QIDP any time before the submission of an NDA. The FDA must make a QIDP determination within 60 days of the designation request. A product designated as a QIDP will be granted priority review by FDA and can qualify for “fast track” status.

The additional five years of exclusivity under the GAIN Act for drug products designated by the FDA as QIDPs applies only to a drug that is first approved on or after July 9, 2012. Additionally, the five year exclusivity extension does not apply to: a supplement to an application under FDCA Section 505(b) for any QIDP for which an extension is in effect or has expired; a subsequent application filed with respect to a product approved by the FDA for a change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength; or a product that does not meet the definition of a QIDP under Section 505(g) based upon its approved uses.

Patent Term Restoration and Extension

The term of a U.S. patent that covers a drug, biological product or medical device approved pursuant to a PMA may also be eligible for patent term extension when FDA approval is granted, provided that certain statutory and regulatory requirements are met. The length of the patent term extension is related to the length of time the drug is under regulatory review while the patent is in force. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration date set for the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be granted an extension and only those claims reading on the approved drug may be extended. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug, provided that statutory and regulatory requirements are met. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Regulation Outside the United States

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of drug products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Regulation and Marketing Authorization in the European Union

The process governing approval of medicinal products in the European Union follows essentially the same lines as in the United States and, likewise, generally involves satisfactorily completing each of the following:

•	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable E.U. Good Laboratory Practice regulations;

•	submission to the relevant national authorities of a clinical trial application, or CTA, which must be approved before human clinical trials may begin;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

•	submission to the relevant competent authorities of a marketing authorization application, or MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

•	satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced current cGMP;

•	potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

•	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

Preclinical Studies

Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant E.U. regulations and requirements. The results of the preclinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA.

Clinical Trial Approval

Requirements for the conduct of clinical trials in the European Union including Good Clinical Practice, or GCP, are implemented in the Clinical Trials Directive 2001/20/EC and the GCP Directive 2005/28/EC. Pursuant to Directive 2001/20/EC and Directive 2005/28/EC, as amended, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of an E.U. member state in which a study is planned to be conducted, or in multiple member states if the clinical trial is to be conducted in a number of member states. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier, or IMPD, and further supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and other applicable guidance documents. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country.

In April 2014, the E.U. legislator passed the new Clinical Trials Regulation, (EU) No 536/2014, which will replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the European Union, the new E.U. clinical trials legislation was passed as a regulation that is directly applicable in all E.U. member states. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation (EU) No 536/2014 becomes applicable, which will be no earlier than May 28, 2016.

The new Regulation (EU) No 536/2014 aims to simplify and streamline the approval of clinical trial in the European Union. The main characteristics of the regulation include:

•	A streamlined application procedure via a single entry point, the E.U. portal.

•	A single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states.

•	A harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed jointly by all member states concerned. Part II is assessed separately by each member state concerned.

•	Strictly defined deadlines for the assessment of clinical trial application.

•	The involvement of the ethics committees in the assessment procedure in accordance with the national law of the member state concerned but within the overall timelines defined by the Regulation Regulation (EU) No 536/2014.

Marketing Authorization

Authorization to market a product in the member states of the European Union proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure.

Centralized Authorization Procedure

The centralized procedure enables applicants to obtain a marketing authorization that is valid in all E.U. member states based on a single application. Certain medicinal products, including products developed by means of biotechnological processes, must undergo the centralized authorization procedure for marketing authorization, which, if granted by the European Commission, is automatically valid in all 28 E.U. member states. The EMA and the European Commission administer this centralized authorization procedure pursuant to Regulation (EC) No 726/2004.

Pursuant to Regulation (EC) No 726/2004, this procedure is mandatory for:

•	medicinal products developed by means of one of the following biotechnological processes:

•	recombinant DNA technology;

•	controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells; and

•	hybridoma and monoclonal antibody methods;

•	advanced therapy medicinal products as defined in Article 2 of Regulation (EC) No. 1394/2007 on advanced therapy medicinal products;

•	medicinal products for human use containing a new active substance that, on the date of effectiveness of this regulation, was not authorized in the European Union, and for which the therapeutic indication is the treatment of any of the following diseases:

•	acquired immune deficiency syndrome;

•	cancer;

•	neurodegenerative disorder;

•	diabetes;

•	auto-immune diseases and other immune dysfunctions; and

•	viral diseases; and

•	medicinal products that are designated as orphan medicinal products pursuant to Regulation (EC) No 141/2000.

The centralized authorization procedure is optional for other medicinal products if they contain a new active substance or if the applicant shows that the medicinal product concerned constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization is in the interest of patients in the European Union.

Administrative Procedure

Under the centralized authorization procedure, the EMA’s Committee for Human Medicinal Products, or CHMP, serves as the scientific committee that renders opinions about the safety, efficacy and quality of medicinal products for human use on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national authority for medicinal products, with expert appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP has 210 days to adopt an opinion as to whether a marketing authorization should be granted. The process usually takes longer in case additional information is requested, which triggers clock-stops in the procedural timelines. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. When an application is submitted for a marketing authorization in respect of a drug that is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may pursuant to Article 14(9) Regulation (EC) No 726/2004 request an accelerated assessment procedure. If the CHMP accepts such request, the time-limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time-limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. After the adoption of the CHMP opinion, a decision on the MAA must be adopted by the European Commission, after consulting the E.U. member states, which in total can take more than 60 days.

Conditional Approval

In specific circumstances, E.U. legislation (Article 14(7) Regulation (EC) No 726/2004 and Regulation (EC) No 507/2006 on Conditional Marketing Authorisations for Medicinal Products for Human Use) enables applicants to obtain a conditional marketing authorization prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional approvals may be granted for product candidates (including medicines designated as orphan medicinal products) if (1) the risk-benefit balance of the product candidate is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (3) the product fulfills unmet medical needs and (4) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

Marketing Authorization under Exceptional Circumstances

Under Article 14(8) Regulation (EC) No 726/2004, products for which the applicant can demonstrate that comprehensive data (in line with the requirements laid down in Annex I of Directive 2001/83/EC, as amended) cannot be provided (due to specific reasons foreseen in the legislation) might be eligible for marketing authorization under exceptional circumstances. This type of authorization is reviewed annually to reassess the risk-benefit balance. The fulfillment of any specific procedures/obligations imposed as part of the marketing authorization under exceptional circumstances is aimed at the provision of information on the safe and effective use of the product and will normally not lead to the completion of a full dossier/approval.

Market Authorizations Granted by Authorities of E.U. Member States

In general, if the centralized procedure is not followed, there are three alternative procedures as pecribed in Directive 2001/83/EC:

•	The decentralized procedure allows applicants to file identical applications to several E.U. member states and receive simultaneous national approvals based on the recognition by E.U. member states of an assessment by a reference member state.

•	The national procedure is only available for products intended to be authorized in a single E.U. member state.

•	A mutual recognition procedure similar to the decentralized procedure is available when a marketing authorization has already been obtained in at least one E.U. member state.

A marketing authorization may be granted only to an applicant established in the European Union.

Pediatric Studies

Prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the paediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1901/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP.

Periods of Authorization and Renewals

A marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the E.U. market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

Orphan Drug Designation and Exclusivity

The European Commission, following an evaluation by the EMA’s Committee for Orphan Medicinal Products, has designated SMT C1100 as an orphan medicinal product (EU orphan designation number: EU/3/08/591). Pursuant to Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000, the European Commission can grant such orphan medicinal product designation to products for which the sponsor can establish that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 people in the European Union, or a life threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that sales of the drug in the European Union would generate a sufficient return to justify the necessary investment. In addition, the sponsor must establish that there is no other satisfactory method approved in the European Union of diagnosing, preventing or treating the condition, or if such a method exists, the proposed orphan drug will be of significant benefit to patients.

Orphan drug designation is not a marketing authorization. It is a designation that provides a number of benefits, including fee reductions, regulatory assistance, and the possibility to apply for a centralized E.U. marketing authorization, as well as ten years of market exclusivity following a marketing authorization. During this market exclusivity period, neither the EMA, the European Commission nor the member states can accept an application or grant a marketing authorization for a ‘similar medicinal product. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as those contained in an authorized orphan medicinal product and that is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may be reduced to six years if, at the end of the fifth year, it is established that the orphan designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. In addition, a competing similar medicinal product may in limited circumstances be authorized prior to the expiration of the market exclusivity period, including if it is shown to be safer, more effective or otherwise clinically superior to the already approved orphan drug. Furthermore, a product can lose orphan designation, and the related benefits, prior to us obtaining a marketing authorization if it is demonstrated that the orphan designation criteria are no longer met.

Regulatory Data Protection

E.U. legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of ten years of orphan market exclusivity—see also Orphan Drug Designation and Exclusivity. Depending upon the timing and duration of the E.U. marketing authorization process, products may be eligible for up to five years’ supplementary protection certificates, or SPCs, pursuant to Regulation (EC) No 469/2009. Such SPCs extend the rights under the basic patent for the drug.

Regulatory Requirements After a Marketing Authorization has been Obtained

If we obtain authorization for a medicinal product in the European Union, we will be required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products:

Pharmacovigilance and other requirements

We will, for example, have to comply with the E.U.’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. Other requirements relate, for example, to the manufacturing of products and APIs in accordance with good manufacturing practice standards. E.U. regulators may conduct inspections to verify our compliance with applicable requirements, and we will have to continue to expend time, money and effort to remain compliant. Non-compliance with E.U. requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties in the European Union. Similarly, failure to comply with the E.U.’s requirements regarding the protection of individual personal data can also lead to significant penalties and sanctions. Individual E.U. member states may also impose various sanctions and penalties in case we do not comply with locally applicable requirements.

Manufacturing

The manufacturing of authorized drugs, for which a separate manufacturer’s license is mandatory, must be conducted in strict compliance with the EMA’s Good Manufacturing Practices, or GMP, requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. The EMA enforces its current GMP requirements through mandatory registration of facilities and inspections of those facilities. The EMA may have a coordinating role for these inspections while the responsibility for carrying them out rests with the member states competent authority under whose responsibility the manufacturer falls. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and could subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

Marketing and Promotion

The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83/EC. The applicable regulations aim to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the competent authority of the authorizing member state. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

Patent Term Extension

In order to compensate the patentee for delays in obtaining a marketing authorization for a patented product, a supplementary certificate, or SPC, may be granted extending the exclusivity period for that specific product by up to five years. Applications for SPCs must be made to the relevant patent office in each E.U. member state and the granted certificates are valid only in the member state of grant. An application has to be made by the patent owner within six months of the first marketing authorization being granted in the European Union (assuming the patent in question has not expired, lapsed or been revoked) or within six months of the grant of the patent (if the marketing authorization is granted first). In the context of SPCs, the term “product” means the active ingredient or combination of active ingredients for a medicinal product and the term “patent” means a patent protecting such a product or a new manufacturing process or application for it. The duration of an SPC is calculated as the difference between the patent’s filing date and the date of the first marketing authorization, minus five years, subject to a maximum term of five years.

A six month pediatric extension of an SPC may be obtained where the patentee has carried out an agreed pediatric investigation plan, the authorized product information includes information on the results of the studies and the product is authorized in all member states of the European Union.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Sales of products will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of our drug candidate to currently available therapies (so called health technology assessment, or HTA) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. E.U. member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, there can be considerably pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various E.U. member states, and parallel distribution (arbitrage between low-priced and high-priced member states), can further reduce prices. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Healthcare Law and Regulation

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with third-party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•	the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	the federal transparency requirements under the Health Care Reform Law requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Facilities

We lease approximately 4,373 square feet of office space in Abingdon, Oxfordshire, United Kingdom. This facility serves as our corporate headquarters. We also lease approximately 384 square feet of office space in Cambridge, Massachusetts. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Employees

As of February 15, 2015, we had 24 employees, 12 of whom hold M.D. or Ph.D degrees. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

Legal Matters

We are not currently subject to any material legal proceedings.

MANAGEMENT

The following table sets forth the names, ages as of February 15, 2015 and positions of our executive officers, key employees and directors:

Name	Age	Position
Executive Officers
Glyn Edwards	59	Chief Executive Officer, Executive Director
Erik Ostrowski	42	Chief Financial Officer

Key Employees
Bina Tejura	47	Vice President, Clinical Development
Jonathon Tinsley	55	Chief Scientific Officer, DMD
Richard Vickers	39	Chief Scientific Officer, Antimicrobials

Non-Employee Directors
Frank Armstrong (2)(3)(4)	58	Non-Executive Chairman
Barry Price (3)	71	Non-Executive Director
Stephen Davies (2)(3)(4)	64	Non-Executive Director
Leopoldo Zambeletti (1)(3)(4)	46	Non-Executive Director
Valerie Andrews (1)(2)(3)(4)	55	Non-Executive Director
David Wurzer (1)(3)(4)	56	Non-Executive Director

(1)	Member of the Audit Committee.
(2)	Member of the Remuneration Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	An “independent director” as such term is defined in Rule 10A-3 under the Exchange Act.

Executive Officers

Glyn Edwards has served as our Chief Executive Officer and a member of our board of directors since April 2012. Prior to joining our company, Mr. Edwards served as interim Chief Executive Officer of the BioIndustry Association, a U.K. trade organization, from November 2011 to June 2012, and Chief Executive Officer at Antisoma plc, a publicly traded biotechnology company specializing in the development of novel drugs for the treatment of cancer from 1998 to 2011. Mr. Edwards also previously served as Vice President of Business Development at Therapeutic Antibodies Ltd. Mr. Edwards received a BSc in Biochemistry from Bristol University and a MSc in Economics from the London Business School. We believe that Mr. Edwards is qualified to serve as a member of our board of directors because of his extensive executive leadership and business development experiences in the life sciences industry.

Erik Ostrowski has served as our Chief Financial Officer since June 2014. Prior to joining our company, Mr. Ostrowski served as Vice President of Finance at Organogenesis Inc., a biotechnology company, from 2010 to 2014. Prior to that, Mr. Ostrowski worked in investment banking, most recently as a Director with Leerink Partners LLC. Mr. Ostrowski began his career as an accountant with Coopers & Lybrand. Mr. Ostrowski received a BS in Accounting and Economics from Babson College and an MBA from the University of Chicago Booth School of Business.

Key Employees

Bina Tejura has served as our Vice President, Clinical Development since April 2014. Prior to joining our company, Dr. Tejura served as a Medical Monitor at Millennium Pharmaceuticals Inc., a biopharmaceutical company, from April 2011 to April 2014 and at Antisoma plc, a biotechnology company, from November 2009 to March 2011. Dr. Tejura received a B.Sc. in Pharmacology from the University of Wales and a MB.BCh. degree from the College of Medicine of the University of Wales. She also trained in Clinical Pharmacology at Stanford University and completed a residency in Internal Medicine at Albert Einstein Medical Center in Philadelphia, Pennsylvania.

Jonathon Tinsley joined our company in April 2005 and has served as our Chief Scientific Officer, DMD, since October 2013. During his time with our company, Dr. Tinsley has overseen the development of our utrophin modulation program for the treatment of DMD from early discovery through to patient clinical trials. Dr. Tinsley previously worked in the laboratories of Professor Kay Davies at the University of Oxford. He is the co-author of over 35 peer reviewed scientific publications related to utrophin biology and the co-inventor on a number of patents related to utrophin biology. Prior to joining our company, Dr. Tinsley was the Head of Biology at Oxagen Plc and a Senior Research Fellow at the Medical Research Council. Dr. Tinsley received a Ph.D. in cancer studies from the University of Birmingham and a B.Sc. in microbiology from the University of Leeds.

Richard Vickers joined our company in 2003 and has served as our Chief Scientific Officer, Antimicrobials, since October 2013. During his time at our company, Dr. Vickers has worked in a variety of roles involved in the development and management of various antibacterial therapeutic programs, including our antibiotic program for the treatment of CDI. Prior to joining our company, Dr. Vickers undertook postdoctoral research studies with Professor Stephen Davies at the University of Oxford and held a Stipendiary Lectureship in organic chemistry at St. Catherine’s College in Oxford. Dr. Vickers received a Ph.D. in organic chemistry from the University of Reading and a B.Sc. in chemistry from King’s College London.

Non-Employee Directors

Frank Armstrong has served as a member of our board of directors since November 2012 and Non-Executive Chairman since June 2013. Dr. Armstrong is currently President of Dr Frank M Armstrong Consulting Limited, a position he has held since 2012. Prior to this, Dr. Armstrong led Medical Science and Innovation at Merck Serono, the biopharmaceutical division of Merck KGaA, from 2010 to 2011. Dr. Armstrong was also Head of Worldwide Product Development at Bayer AG from 1998 to 2001 and held various positions at ICI plc and Zeneca plc, now AstraZeneca plc, from 1985 to 1988. Dr. Armstrong has served as the Chief Executive Officer at five biotechnology companies, including Fulcrum Pharma, which is listed on AIM, CuraGen, a NASDAQ-listed company that was acquired by Celldex Therapeutics, Inc., Bioaccelerate, Provensis and Phoqus. Dr. Armstrong is the Non-Executive Chairman of the boards of directors of Xceleron Ltd, Cardiorentis AG and RedX Ltd; a Non-Executive Director on the boards of Actino Pharma and Columbia Laboratories Inc., which is listed on NASDAQ, and a Member of the Strategic Advisory Board of HealthCare Royalty Partners and a Senior Advisor at Phase 4 Partners. Dr. Armstrong received an honors degree in Biochemistry and an MBChB(MD) in Medicine from the University of Edinburgh in Scotland. He is a Fellow of the Royal College of Physicians, Edinburgh and a Fellow of the Faculty of Pharmaceutical Physicians. We believe that Dr. Armstrong is qualified to serve on our board of directors because of his extensive experience in the biotechnology industry and his medical background.

Barry Price has served as a member of our board of directors since September 2006. Dr. Price spent 28 years with the Glaxo Group of companies, where he held several executive positions including, Managing Director of Glaxochem Ltd. from 1993 to 1995 and Research Director of Glaxo Group Research from 1989 to 1993. Dr. Price also served as a Non-Executive Director of Shire plc, a biopharmaceutical company that is listed on the London Stock Exchange and NASDAQ, from 1996 to 2009, during which time he was involved in developing the company into one of the U.K.’s largest life sciences companies. Dr. Price has previously held directorships at Chiroscience plc, Celltech Group plc, Pharmagene plc, Antisoma plc, and BioWisdom Ltd. We believe Dr. Price is qualified to serve on our board of directors because of his extensive experience in the pharmaceutical and life sciences industries.

Stephen Davies has served as a member of our board of directors since November 2013 and previously served as a member of our board of directors from 2004 to February 2013. Professor Davies has been a professor at the University of Oxford since 1996 and was appointed Waynflete Professor of Organic Chemistry and Fellow of Magdalen College in 2006. Professor Davies’ areas of expertise include medicinal and asymmetric chemistry. He has published extensively and received numerous awards in his field. Professor Davies co-founded our company, as well as other University of Oxford spin-out companies. He was the founder and Non-Executive Chairman of MuOx Limited, OxRay Ltd. and Scientific Research Capital Ltd.; is the Non-Executive Chairman of OxStem Ltd.; and is a Non-Executive Director of Isis Innovation plc. Professor Davies received a BA in Chemistry from the University of Oxford, a D.Phil in Organic Chemistry from the University of Oxford, and a D.Sc. in Organic Chemistry from the University of Paris. We believe Professor Davies is qualified to serve on our board of directors because of his extensive experience as an academic and entrepreneur in the biopharmaceutical industry.

Leopoldo Zambeletti has served as a member of our board of directors since May 2014. Mr. Zambeletti has served as an independent strategic advisor to life sciences companies since 2013, focusing on mergers and acquisitions, out-licensing deals, and financing strategy. Prior to this, Mr. Zambeletti worked in investment banking for 19 years, during which time he led the European Healthcare Investment teams at JP Morgan and at Credit Suisse. He is a Non-Executive Director of Nogra Pharma Ltd., an Irish biotechnology company, and of Advanced Accelerator Applications, a Swiss nuclear diagnostics and therapeutics company. Mr. Zambeletti began his career as an accountant at KPMG. He received his degree in Business Administration from Bocconi University. We believe Mr. Zambeletti is qualified to serve on our board of directors because of his extensive experience in the finance and life sciences industries.

Valerie Andrews has served as a member of our board of directors since September 2014. Most recently, Ms. Andrews served from May 2011 until May 2014 as General Counsel at Vertex Pharmaceuticals Incorporated, a biopharmaceutical company focused on small molecule therapies for cystic fibrosis and other indications. From 2002 to May 2011, Ms. Andrews served in various legal roles at Vertex, including as Deputy General Counsel and Chief Compliance Officer. Prior to joining Vertex, Ms. Andrews was an Executive Director of Licensing for Massachusetts General Hospital and Brigham and Women’s Hospital from September 2001 to March 2002. From 1989 to 2001, Ms. Andrews served as a corporate lawyer at Hill & Barlow PC, where she became a partner in 1997. In her professional roles, Ms. Andrews has garnered expertise in many areas including strategic transactions, corporate governance, risk management, and compliance. Ms. Andrews has served as a Non-Executive Director of Columbia Laboratories since 2005. Ms. Andrews received a BA in Chemistry and Psychology from Duke University and a JD from Boston College. We believe Ms. Andrews is qualified to serve on our board of directors because of her extensive skills in business and legal matters related to the healthcare industry.

David M. Wurzer has served as a member of our board of directors since February 2015. Mr. Wurzer is currently the Executive Vice President and Chief Investment Officer at Connecticut Innovations, a state-funded venture capital fund, where he previously served as Senior Managing Director and Managing Director. Prior to joining Connecticut Innovations in November 2009, Mr. Wurzer served as Executive Vice President, Treasurer and Chief Financial Officer at CuraGen Corporation from 1997 to 2008. He also held numerous positions at Value Health Inc. from 1991 to 1997, including Senior Vice President, Treasurer and Chief Financial Officer. Mr. Wurzer is a Non-Executive Director on the boards of Response Genetics and Special Diversified Opportunities, Inc., and from 2010 to 2012 he was a Non-Executive Director on the board of DUSA Pharmaceuticals. Mr. Wurzer is a Certified Public Accountant and began his career with Coopers & Lybrand, which is now part of PricewaterhouseCoopers. He received a B.B.A. from the University of Notre Dame. We believe Mr. Wurzer is qualified to serve on our board of directors because of his extensive experience in the pharmaceutical and biotechnology industries and his finance and accounting background.

Board Composition

Our board of directors currently consists of seven members, a non-executive chairman, one executive director and five non-executive directors.

Under NASDAQ listing standards, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. All of our directors, other than Mr. Edwards and Dr. Price, qualify as independent directors under Rule 5605(a)(2) of the NASDAQ listing standards. Dr. Price served as our Executive Chairman from December 2010 until April 2012.

Corporate Governance and Committees of the Board

Corporate Governance

Our board of directors is responsible for overall corporate governance and for supervising the general affairs and business of our company and its subsidiaries. As an AIM-listed company, we are subject to the continuing requirements of the AIM Rules for Companies as published by the London Stock Exchange plc from time to time. Our board also adheres to the principles of the U.K. Corporate Governance Code in such respects as it considers appropriate for our size and the nature of our business.

Our board is responsible to our shareholders for the proper management of our company and its subsidiaries and setting the overall direction and strategy of our group, reviewing scientific, operational and financial performance, and advising on management appointments. All key operational and investment decisions are subject to board approval.

There is a clear separation of the roles of chief executive officer and non-executive chairman. The chairman is responsible for overseeing the running of our board, ensuring that no individual or group dominates our board’s decision-making and ensuring that the non-executive directors are properly briefed on matters. The chief executive officer has the responsibility for implementing the strategy of our board and managing the day-to-day business activities of our group.

All of our directors are subject to election by shareholders at the first annual general meeting after their appointment to our board. Our board has also adopted a policy that all non-executive directors will seek annual re-election by shareholders. The appointment of each of the non-executive directors is therefore subject to re-election at our 2015 annual general meeting. Executive directors will continue to seek re-election at least once every three years. Mr. Edwards retired and was re-elected as our executive director on July 3, 2014. Mr. Edwards will next retire and be eligible for re-election at our 2017 annual general meeting.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. The home country practices followed by our company in lieu of NASDAQ rules are described below:

•	We do not intend to follow NASDAQ’s quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under U.K. law. In accordance with generally accepted business practice, our articles of association provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•	We do not intend to follow NASDAQ’s requirements that non-management directors meet on a regular basis without management present. Our board of directors may choose to meet in executive session at their discretion.

•	We do not intend to follow NASDAQ’s requirements to seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares under such plans. In accordance with U.K. law, we are not required to seek shareholder approval to allot ordinary shares in connection with applicable employee equity compensation plans.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and NASDAQ’s listing standards.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Committees of the Board

Prior to the completion of this offering, we will establish an audit committee, a remuneration committee and a nominating and corporate governance committee and will have a charter for each of these committees.

Audit Committee

The members of our audit committee are Mr. Wurzer, Mr. Zambeletti and Ms. Andrews. Mr. Wurzer is the chair of the audit committee. Our audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence, objectivity and effectiveness of our registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from that firm;

•	monitoring the integrity of our financial statements by reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	reviewing and monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct;

•	reviewing and monitoring the effectiveness of our internal audit function;

•	overseeing our risk assessment and risk management policies;

•	establishing policies regarding procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, if any, our independent registered public accounting firm and management; and

•	reviewing and approving or ratifying any related person transactions.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Our board of directors has determined that Mr. Wurzer is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

In order to satisfy the independence criteria for audit committee members set forth in Rule 10A-3 under the Exchange Act, each member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. We believe that the composition of our audit committee will meet the requirements for independence under current NASDAQ and SEC rules and regulations.

Remuneration Committee

The members of our remuneration committee are Dr. Armstrong, Ms. Andrews and Professor Davies. Dr. Armstrong is the chair of the remuneration committee. Our remuneration committee’s responsibilities will include:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our directors and executive management;

•	overseeing an evaluation of our executive management; and

•	overseeing and administering our employee share option scheme or equity incentive plans in operation from time to time.

In order to satisfy the independence criteria for remuneration committee members set forth in Rule 10C-1 under the Exchange Act, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a remuneration committee member must be considered, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates. We believe the composition of our remuneration committee will meet the requirements for independence under current NASDAQ and SEC rules and regulations.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Dr. Armstrong, Dr. Price, Professor Davies, Mr. Zambeletti, Ms. Andrews and Mr. Wurzer. Dr. Armstrong is the chair of the nominating and corporate governance committee. Our nominating and corporate governance committee’s responsibilities will include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees;

•	overseeing a periodic evaluation of our Board;

•	reviewing and making recommendations to our board with respect to our board leadership structure;

•	reviewing and making recommendations to our board with respect to management succession planning; and

•	developing and recommending to our board of directors corporate governance principles.

Compensation

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our current directors and executive officers for services provided in all capacities to us or our subsidiaries for the year ended January 31, 2015, as well as the amount contributed by us into money purchase plans for the year ended January 31, 2015 to provide pension benefits to our current directors and executive officers.

Directors’ and Executive Management Compensation

For the year ended January 31, 2015, the table below sets out the compensation paid to our current directors and executive officers.

Compensation for Year Ended January 31, 2015 for Current Directors and Executive Management

Name	Salary/ Fees	Taxable Benefits[1]	Pension Benefit	Total
	£	£	£	£
Glyn Edwards Chief Executive Officer and Executive Director	330,000	951	10,000	340,951
Erik Ostrowski[2] Chief Financial Officer	198,497	—	8,129	206,626
Frank Armstrong[3] Non-Executive Chairman	50,000	—	—	50,000
Barry Price Non-Executive Director	25,000	—	—	25,000
Stephen Davies Non-Executive Director	25,000	—	—	25,000
Leopoldo Zambeletti[4] Non-Executive Director	16,763	—	—	16,763
Valerie Andrews[5] Non-Executive Director	9,236	—	—	9,236

(1)	Taxable benefits represent the value of the personal benefits granted, which include private medical insurance and life insurance.
(2)	Mr. Ostrowski, our Chief Financial Officer, commenced employment with us on June 16, 2014.
(3)	We paid £25,000 to Dr. Armstrong directly and £25,000 to Dr Frank M Armstrong Consulting Limited, a company controlled by Dr. Armstrong. Dr. Armstrong continues to be compensated in part directly and in part through his consulting company.
(4)	Mr. Zambeletti was appointed to our board of directors on May 30, 2014.
(5)	Ms. Andrews was appointed to our board of directors on September 18, 2014.

Total compensation set out in the table above does not include any amounts for the value of options to acquire our ordinary shares granted to or held by the directors and executive management, which is described in “Compensation—Outstanding Equity Awards, Grants and Option Exercise” in this prospectus.

Bonuses

Our Executive Director and Chief Financial Officer are eligible for annual bonuses at the discretion of our board and, upon completion of this offering, in the case of our Executive Director, our remuneration committee. Annual bonuses are based on achievement of strategic and financial targets and personal performance objectives. Our Executive Director is eligible for annual bonus potential of 100% of his gross base salary to be paid in share options, cash or a combination of both at the discretion of our board. On January 21, 2015, our Executive Director was awarded a bonus representing 65% of his gross basic salary, which will be paid in cash. Mr. Ostrowski, our Chief Financial Officer, is eligible for a discretionary annual bonus in an amount up to 25% of his annual base salary, as determined by our board of directors. On January 21, 2015, Mr. Ostrowski was awarded a bonus representing 30% of his annual base salary, pro-rated for the portion of the year during which Mr. Ostrowski was employed by us. The bonus will be paid in cash.

Outstanding Equity Awards, Grants and Option Exercise

During the year ended January 31, 2015, options to purchase 1,137,500 ordinary shares were awarded to our current directors and executive officers. The table below sets out information on outstanding options granted to our current directors and executive officers as of January 31, 2015.

Outstanding Options As of January 31, 2015 for Current Directors and Executive Management

	Date of grant	At February 1, 2014	Granted during the period	At January 31, 2015	Price per share(£)	Date from which exercisable	Expiration date
Glyn Edwards	May 10, 2012	227,500	—	227,500	0.60	Note 1	May 10, 2022
Chief Executive Officer	May 10, 2012	657,500	—	657,500	0.60	Note 2	May 10, 2022
and Executive Director	January 31, 2013	72,973	—	72,973	0.20	Note 3	January 31, 2023
	December 18, 2013	300,000	—	300,000	1.85	Note 4	December 18, 2023
	December 18, 2013	76,364	—	76,364	0.20	Note 5	December 18, 2023
	July 15, 2014		600,000	600,000	1.26	Note 6	July 15, 2024

		1,334,337	600,000	1,934,337

Erik Ostrowski Chief Financial Officer	June 23, 2014	—	400,000	400,000	1.48	Note 7	June 23, 2024

		—	400,000	400,000

Barry Price	April 7, 2011	25,000	—	13,981	0.65	Note 8	April 7, 2021
Non-Executive Director	December 18, 2013	25,000	—	25,000	1.85	Note 4	December 18, 2023
	July 15, 2014	—	25,000	25,000	1.26	Note 6	July 15, 2024

		50,000	25,000	63,981

Frank Armstrong	December 18, 2013	75,000	—	75,000	1.85	Note 4	December 18, 2023
Non-Executive Director	July 15, 2014	—	37,500	37,500	1.26	Note 6	July 15, 2024

		75,000	37,500	112,500

Stephen Davies	December 18, 2013	25,000	—	25,000	1.85	Note 4	December 18, 2023
Non-Executive Director	July 15, 2014	—	25,000	25,000	1.26	Note 6	July 15, 2024

		25,000	25,000	50,000

Leopoldo Zambeletti Non-Executive Director	June 23, 2014	—	25,000	25,000	1.48	Note 9	June 23, 2024

		—	25,000	25,000

Valerie Andrews Non-Executive Director	December 23, 2014	—	25,000	25,000	1.37	Note 10	December 23, 2024

		—	25,000	25,000

[1]	Full vesting will occur where the average closing share price of our ordinary shares on AIM is equal to or greater than £2.20 for the two months preceding the third anniversary of the date of the grant, 25% where the average closing share price is £1.40 and pro-rated where the average closing share price is between £1.41 and £2.19. The options will lapse if the performance condition relating to our average closing share price is not met by the third anniversary of the date of grant.
[2]	The options are split into four tranches with varying performance conditions attached and will only vest if the average closing share price of our ordinary shares on AIM is equal or greater than the specified condition in any period of 60 consecutive calendar days, ending on or before the fifth anniversary of the date of grant. Details of the tranches are as follows: 207,500 with a performance condition based on an average closing share price of £4.00; 200,000 with a performance condition based on an average closing share price of £6.00; 150,000 with a performance condition based on an average closing share price of £8.00; and 100,000 with a performance condition based on an average closing share price of £10.00. The options will lapse if the performance condition is not met by the fifth anniversary of the date of grant.
[3]	These options were awarded under our bonus incentive. They vested and became exercisable on July 31, 2013.
[4]	These options vest in full subject to (i) completion of Phase 2 proof of concept trials in both the Duchenne muscular dystrophy and Clostridium difficile infection programs or the third anniversary of the date of the grant, whichever is sooner and (ii) the average closing share price of our ordinary shares on AIM being equal or greater than £2.775 in any period of 30 consecutive days ending on or before the third anniversary of the date of grant.

[5]	These options vested and became exercisable on June 18, 2014. These options were awarded as a bonus for the fiscal year ended January 31, 2014 representing 70% of Mr. Edwards’ gross basic salary for such fiscal year.
[6]	These options will vest if the average closing share price of our ordinary shares on AIM is equal to or greater than £1.89 in any period of 30 consecutive days during the period from the date of the grant to the third anniversary of the date of the grant. Once vested, 25% of the options can be exercised on or after the second anniversary of the date of grant and all of the options, if vested, can be exercised on or after the third anniversary of the date of grant. These options will lapse if the performance condition relating to our average closing share price is not met by the third anniversary of the date of the grant.
[7]	These options vest and become exercisable in the following proportions, assuming the average closing share price of our ordinary shares on AIM during the two months prior to each relevant vesting date is £2.213 or higher: 25% on the second anniversary of the date of grant, 75% on the third anniversary of the date of grant and 100% on the fourth anniversary of the date of grant. These options will lapse if the performance condition is not met by the fourth anniversary of the date of grant.
[8]	These options were capable of vesting and exercise on or after April 8, 2014 subject to the meeting of performance conditions relating to our share price. In order to vest in full, the average closing share price of our ordinary shares on AIM would have had to exceed £3.00 over the two months ending April 7, 2014. If the performance conditions were not satisfied in full, or in part, the options would lapse in respect of those option shares that did not vest. The performance period has now passed and, accordingly, only 13,981 options have vested and 11,019 options have lapsed since January 31, 2014.
[9]	These options vest in full subject to (i) completion of Phase 2 proof of concept trials in both the Duchenne muscular dystrophy and Clostridium difficile infection programs or the third anniversary of the date of grant, whichever is sooner and (ii) the average closing share price of our ordinary shares on AIM being equal or greater than £2.213 in any period of 30 consecutive days ending on or before the third anniversary of the date of grant.
[10]	These options vest if the average closing share price of our ordinary shares on AIM is equal or greater than £2.055 in any period of 30 consecutive days during the period from the date of the grant to September 18, 2017. Once vested, 25% of the options can be exercised on or after September 18, 2016 and all of the options, if vested, can be exercised on or after September 18, 2017. These options will lapse if the performance condition is not met by September 18, 2017.

We periodically grant share options to employees, including executive officers, to incentivize employees, and align their interests with shareholders. We intend to grant additional options subject to a cap, as previously agreed with shareholders, of up to 15% of total issued share capital in any ten-year period.

Pension Benefits

We operate a defined contribution pension scheme which is available to all employees of our group. For the year ended January 31, 2015, we paid a total of £10,000 in lieu of pension contributions in respect of our executive director. In addition, for the year ended January 31, 2015, we made payments of $13,200 to our Chief Financial Officer in lieu of contributions to a retirement savings plan.

Employment Agreements and Letters of Appointment

Non-Executive Directors

Our non-executive directors have each entered into a letter of appointment with us. Each non-executive director’s letter of appointment provides for a continuous term for each non-executive director until termination of the letter of appointment, with the exception of Mr. Price’s letter of appointment which is for a period to April 28, 2016 or until terminated. The letters of appointment automatically terminate if the relevant non-executive director is not re-elected to office by the shareholders, is removed from office by a resolution of the shareholders, vacates his or her office, is adjudged bankrupt or enters into any composition or arrangement with his or her creditors, is guilty of misconduct or commits a serious persistent breach of his or her appointment letter, or is unable to perform his or her duties under the appointment for 90 days in aggregate in any period of 12 months. The letters of appointment may also be terminated by mutual agreement or effective immediately upon written notice by one party to the other at any time. Each letter of appointment also includes confidentiality provisions for the protection our confidential information.

Each non-executive director, with the exception of Dr. Armstrong and Mr. Wurzer, receives £25,000 per annum for payment for services provided to us. Dr. Armstrong receives £50,000 per annum, which includes payment for services as chairman of our board of directors, and Mr. Wurzer receives £35,000 per annum, which includes payment for services as chair of our audit committee. Under the letters of appointment, each director is also entitled to reimbursement for all reasonable expenses incurred in connection with his or her duties as a non-executive director and that are in line with our expense policy.

Executive Director

Glyn Edwards, Chief Executive Officer

Mr. Edwards was appointed as the chief executive officer by a service agreement dated April 4, 2012 which continues unless terminated by us with six months’ written notice or by Mr. Edwards with six months’ written notice. We may also terminate the agreement with immediate effect by paying a sum in lieu of notice equal to the basic fixed salary which Mr. Edwards would have been entitled to receive during the notice period (and which shall not include payment in respect of benefits). We may otherwise terminate the agreement with immediate effect at any time without notice or payment in lieu of notice for certain circumstances including material breach of the agreement, serious misconduct, serious incompetence or negligence, criminal convictions or bankruptcy. The agreement includes a garden leave clause for a maximum of two months and there is no provision for compensation in addition to the contractual notice period.

Under his service agreement, Mr. Edwards initially received a salary of £200,000 per annum payable in arrears by equal monthly installments plus reasonable expenses. Effective in February 2015, Mr. Edwards’ salary will increase to £230,000 per annum. Mr. Edwards’ service agreement also provides for a monthly pension contribution equal to 5% of salary, private medical cover (including cover for his spouse) and life assurance (for four times his gross salary). A share option package, as agreed by the chairman of our remuneration committee, will be awarded to Mr. Edwards subject to the rules of our share option scheme. Under his service agreement Mr. Edwards is prohibited from engaging in any type of business in competition with the business of our group, procuring orders from or doing business with any person who has done or proposed to do business with our group, and endeavouring to entice away from our group any senior manager or director engaged by our group, for a period of 12 months from the date of termination of his agreement. Mr. Edwards is also subject to confidentiality and protection of intellectual property provisions.

Executive Management

Erik Ostrowski, Chief Financial Officer

Mr. Ostrowski was appointed as the chief financial officer pursuant to a letter of employment with Summit Therapeutics, Inc. dated May 29, 2014 which continues unless terminated by either party at any time with or without notice. Under his letter of employment, Mr. Ostrowski initially received a salary of $330,000 per annum and also received a signing bonus of $50,000. Effective in February 2015, Mr. Ostrowski’s salary will increase to $360,000 per annum.

Mr. Ostrowski is eligible to receive a discretionary bonus in an amount up to 25% of his annual base salary, as determined by our board of directors. Under his letter of employment, Mr. Ostrowski is reimbursed for medical, dental, vision, life and disability insurance coverage up to an aggregate monthly sum of $1,667 until such time as a group insurance policy is established and is paid a monthly bonus amount of $1,650 until such time as a retirement savings plan for the employees of Summit Therapeutics Inc. is established. In the event that Mr. Ostrowski’s employment is terminated without good cause, he shall receive a severance payment equal to six months of his then annual base salary plus the value of six months benefits. Good cause includes willful misconduct, willful or gross neglect of job duties and unauthorized use or disclosure of the group’s confidential information.

Mr. Ostrowski has also entered into a confidentiality, inventions, non-compete and non-solicitation agreement dated June 16, 2014 in favor of our group for the protection of our confidential information and intellectual property. Pursuant to that agreement Mr. Ostrowski has also agreed to non-compete and non-solicitation obligations for a period of 12 months following termination of his employment.

Equity Compensation Arrangements

2005 EMI Scheme Rules

Our 2005 EMI Scheme Rules were adopted on December 1, 2005. Under the scheme we may grant enterprise management incentive options, known as approved options, to those eligible bona fide employees and directors who qualify under applicable U.K. tax law and, to the extent that our employees and directors do not qualify for approved options, unapproved options may be granted to such eligible bona fide employees and directors.

Exercise of Options

Vesting of options is subject to such performance conditions as shall be set out in the agreement granting an option pursuant to the scheme and shall be otherwise determined by the board in accordance with the scheme. An approved option must be capable of being exercised within the period of ten years from the date of grant. Performance conditions may be amended, relaxed or waived by us if an event occurs which would cause us to consider that an amended performance condition would be a fairer measure of performance provided that such amended targets are no more and no less difficult to satisfy than they were prior to amendment.

Generally, options must be exercised while the participant is an eligible employee or director. In the event, however, that a participant ceases to be an eligible employee or director as a result of ill-health, injury, or disability; redundancy, retirement or pregnancy; upon the company for which the participant works ceasing to be a member of our group; or the transfer of an undertaking or part-undertaking in which the participant is employed to a company not in our group, the option may be exercised during the period commencing on the date he ceases to be an eligible employee or director and ending on 12 months thereafter. If a participant dies while he is an eligible employee or director, the participant’s personal representatives may exercise the option for 12 months after the participant’s death. All options lapse in prescribed circumstances, including: upon the tenth anniversary of the date of grant; the expiry of the period (if any) allowed for the satisfaction of any performance condition without such condition having been satisfied or becomes, in our opinion, incapable of being satisfied; on the day on which a participant ceases to be an eligible employee or director (with the exception of the carve outs detailed in the scheme); on the bankruptcy of the participant; or on the occurrence of a takeover.

Ordinary shares allotted under the scheme rank equally with the ordinary shares in issue at the date of allotment of the option shares. If and for so long as the ordinary shares are listed on AIM or any other exchange, we shall apply for ordinary shares allotted under the scheme to be admitted to the relevant exchange.

Limits

The maximum number of ordinary shares which may on any day be placed under option under the scheme, when added to the number of ordinary shares allocated for subscription for the preceding ten years under any employee share scheme, shall not exceed 15% of our ordinary share capital immediately prior to that day. Approved options are also subject to individual participant limits in accordance with the scheme and as provided for under relevant U.K. tax law. Lapsed options shall be disregarded for these purposes.

Takeovers and Liquidations

In certain specified circumstances involving a change of control, as specified in accordance with U.K. tax law, an option may automatically vest or otherwise be determined to vest by our board of directors. Where an option vests by reason of a change of control, the exercise of the option shall be conditional upon the change of control occurring. Our board of directors may, in certain circumstances, determine that an option shall lapse upon the change of control or six months thereafter.

Options may also be exercisable for the relevant period in the event of certain court sanctioned restructurings or amalgamations of us or if another company becomes bound or entitled to acquire our ordinary shares pursuant to certain provisions of U.K. companies law. Our board of directors may also permit exercise of the options within a period following the date on which we pass a resolution for voluntary winding up.

In the event of a person obtaining control of us as a result of a takeover offer or court sanctioned restructuring or amalgamation or qualifying exchange of shares within the relevant U.K. laws, the participant may, by agreement with the acquiring company, release options in consideration for the grant of a new option with respect to the acquiring company’s shares.

Variation of Share Capital

In the event of any capitalization, rights issue, consolidation, subdivision, reduction or other variation of our share capital the number of ordinary shares comprised in an option and the exercise price in respect of the ordinary shares shall be varied as the directors determine and our auditors confirm to be fair and reasonable. Limitations apply to the extent to which any such adjustments may reduce the price at which ordinary shares may be purchased pursuant to the exercise of an option and no adjustment will take effect until it has been approved by the United Kingdom tax authorities in accordance with applicable U.K. tax law.

Amendments

Our board of directors may waive or amend the scheme subject to certain limitations which require approval of our shareholders.

Scheme Rules Governing Options Awarded to U.S. Employees

We have in place rules governing options awarded to our U.S. employees which have been adapted from our 2005 EMI Scheme Rules. The rules of the scheme are substantially the same as the 2005 EMI Scheme Rules.

Options Granted Outside the 2005 EMI Scheme Rules

Certain of our consultants who are not eligible employees of companies in our group for the purposes of our option scheme rules, and therefore, are not eligible to participate in our option schemes as detailed above, have been granted options to acquire our shares pursuant to separate unapproved option agreements. These options are generally on comparable terms to options granted under the 2005 EMI Scheme Rules.

Limitations on Liability and Indemnification Matters

To the extent permitted by the U.K. Companies Act 2006, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities. We expect to enter into a deed of indemnity with each of our directors and executive officers.

RELATED-PARTY TRANSACTIONS

Since February 1, 2012, we have engaged in the following transactions with our directors, executive officers and holders of 5% or more of our ordinary shares, and affiliates of our directors, executive officers and holders of more than 5% of our ordinary shares. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Advisory Agreements

We paid £27,271 during the fiscal year ended January 31, 2014, £32,967 during the fiscal year ended January 31, 2014 and £2,303 during the fiscal year ended January 31, 2013 to Dr. Frank M. Armstrong Consulting Limited, a company controlled by Dr. Frank Armstrong, a non-executive member of our board of directors, in respect of his fees as non-executive director and, with respect to the fiscal years ended January 31, 2015 and 2014, chairman.

During the fiscal year ended January 31, 2015, we paid £12,000 to GECR, the trading name of Burnbrae Media Limited, a company controlled by Mr. Jim Mellon, a former non-executive member of our board of directors, and £4,000 to Burnbrae Media Limited, in respect of investor relations support services. We paid £17,550 during fiscal year ended January 31, 2014 and £12,000 during fiscal year ended January 31, 2013 to T1ps.com Ltd., a company controlled by Mr. Mellon, in respect of investor relations support services. Mr. Mellon was a non-executive member of our board of directors at the time of the payments and resigned as a non-executive director effective December 3, 2014.

2014 and 2013 Share Placements

In March 2014, we issued 16,923,077 new ordinary shares at £1.30 per share through a Placing and Offer for Subscription to new and existing investors, including 7,693 to Dr. Armstrong, a non-executive member of our board of directors, 192,308 to Galloway Limited, a company controlled by Mr. Mellon, a non-executive member of our board of directors at the time of the transaction, 7,693 to Mr. Raymond Spencer, our Chief Financial Officer at the time of the transaction and 4,461,539 to Lansdowne Partners, a principal shareholder, raising an aggregate of £22.0 million, or £20.5 million net of costs.

In July 2013, we issued 4,613,470 new ordinary shares at £1.00 per share through a Placing and Offer for Subscription to new and existing investors, including 2,500 to Dr. Armstrong and 25,000 to Dr. Barry Price, non-executive members of our board of directors, 1,000,000 to Galloway Limited, a company controlled by Mr. Mellon, a non-executive member of our board of directors at the time of the transaction, 30,000 to Mr. Glyn Edwards, our Chief Executive Officer and Executive Director, 2,500 to Mr. Spencer, our Chief Financial Officer at the time of the transaction and 1,920,000 to Lansdowne Partners, a principal shareholder, raising an aggregate of £4.6 million, or £4.4 million net of costs.

2012 Share Placement

In April 2012, we issued 8,333,333 new ordinary shares to new and existing investors, including 20,000 to Dr. Price and 25,000 to Professor Davies, non-executive members of our board of directors, 10,000 to Dr. Andrew Richards, a non-executive member of our board of directors at the time of the transaction, 10,000 to Dr. Richard Stover, our Chief Scientific Officer and an executive director at the time of the transaction, 133,334 to Mr. Edwards, our Chief Executive Officer and Executive Director, 16,667 to Mr. Spencer, our Chief Financial Officer at the time of the transaction and 2,210,198 to Lansdowne Partners, a principal shareholder, raising an aggregate of £5.0 million, or £4.6 million net of costs.

Participation in Offering

Certain of our principal shareholders and their affiliated entities have indicated an interest in purchasing approximately $15.0 million of ADSs in this offering at the initial public offering price. Assuming an initial public offering price of $11.54 per ADS, which reflects the last reported sale price of our ordinary shares on AIM on February 19, 2015 and the exchange rate set forth on the cover page of this prospectus, these potential purchasers would purchase approximately 1,299,826 of the 3,450,000 ADSs in this offering based on indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, these potential purchasers may determine to purchase fewer ADSs than they indicate an interest in purchasing or not to purchase any ADSs in this offering. It is also possible that these potential purchasers could indicate an interest in purchasing more ADSs. In addition, the underwriters could determine to sell fewer ADSs to any of these potential purchasers than the potential purchasers indicate an interest in purchasing or not to sell any ADSs to these potential purchasers.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 15, 2015 by:

•	each of the members of our board of directors;

•	each of our other executive officers; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our ordinary shares.

The column entitled “Percentage of shares beneficially owned—Before offering” is based on a total of 41,117,697 ordinary shares outstanding as of February 15, 2015. The column entitled “Percentage of shares beneficially owned—After offering” reflects the sale by us of 3,450,000 ADSs, representing 17,250,000 ordinary shares, in this offering, but not including any additional shares issuable upon exercise of outstanding options or warrants.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. Our ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days of February 15, 2015 are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the ordinary shares beneficially owned by them. Except as otherwise indicated in the table below, addresses of named beneficial owners are c/o Summit Therapeutics plc, 85b Park Drive, Milton Park, Abingdon, Oxfordshire OX14 4RY, United Kingdom.

Certain of our principal shareholders and their affiliated entities have indicated an interest in purchasing approximately $15.0 million of ADSs in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these potential purchasers may determine to purchase fewer ADSs than they indicate an interest in purchasing or not to purchase any ADSs in this offering. It is also possible that these potential purchasers could indicate an interest in purchasing more ADSs. In addition, the underwriters could determine to sell fewer ADSs to any of these potential purchasers than the potential purchasers indicate an interest in purchasing or not to sell any ADSs to these potential purchasers. The following table does not reflect any potential purchases by these stockholders or their affiliated entities.

		Percentage of shares beneficially owned
Name of beneficial owner	Shares beneficially owned	Before offering	After offering
Executive officers and directors
Glyn Edwards(1)	482,894	1.17%	*
Erik Ostrowski	—	—	—
Frank Armstrong	10,192	*	*
Barry Price(2)	89,711	*	*
Stephen Davies	584,981	1.42%	1.00%
Leopoldo Zambeletti	—	—	—
Valerie Andrews	—	—	—
David Wurzer	—	—	—
All executive officers and directors as a group (8 persons)(3)	1,167,778	2.82%	1.99%

		Percentage of shares beneficially owned
Name of beneficial owner	Shares beneficially owned	Before offering	After offering
5% shareholders
Lansdowne Partners (UK) LLP(4)	11,077,179	26.94%	18.98%
Robert Keith	3,695,610	8.99%	6.33%
Entities affiliated with Richard Griffiths(5)	2,115,769	5.15%	3.62%

*	Less than one percent.
(1)	Consists of (a) 249,561 ordinary shares underlying options that are exercisable as of February 15, 2015 or will become exercisable within 60 days after such date and (b) 233,333 ordinary shares.
(2)	Consists of (a) 13,981 ordinary shares underlying options that are exercisable as of February 15, 2015 or will become exercisable within 60 days after such date and (b) 75,730 ordinary shares.
(3)	Consists of (a) 263,542 ordinary shares underlying options that are exercisable as of February 15, 2015 or will become exercisable within 60 days after such date and (b) 904,236 ordinary shares.
(4)	These shares are registered in the name of HSBC Client Holdings Nominee (UK) Limited. Lansdowne Partners (UK) LLP may be deemed to have voting and dispositive power over the ordinary shares. Investment decisions with respect to the ordinary shares held by Lansdowne Partners (UK) LLP can be made by Stuart Roden, Peter Davies and Jonathan Regis. The address of Lansdowne Partners (UK) LLP is 15 Davies Street, London, W1K 3AG.
(5)	Consists of (a) 466,250 ordinary shares held by Cream Capital Limited; (b) 1,102,500 ordinary shares held by Seren Capital Management Limited; and (c) 307,019 held in Mr. Richard Griffiths’ personal name. In addition, the holding includes 240,000 ordinary shares which Mr. Griffiths has formally notified us that he would acquire if his rights under a contract for difference to which he is a party were exercised or converted. Richard Griffiths has notified us that he controls each of Cream Capital Limited and Seren Capital Management Limited. Mr. Griffiths may be deemed to have voting and dispositive power over the ordinary shares held by these entities. The address for each of Cream Capital Limited and Seren Capital Management Limited is Blake Holdings Limited, Kensington Chambers, 46/50 Kensington Place, St. Helier, Jersey JE1 1ET.

As of February 19, 2015, we had one holder of record with an address in the United States, and such holder held less than one percent of our outstanding ordinary shares.

DESCRIPTION OF SHARE CAPITAL

The following describes our issued share capital, summarizes the material provisions of our articles of association and highlights certain differences in corporate law in the United Kingdom and the United States. Please note that this summary is not intended to be exhaustive. For further information please refer to the full version of our Articles which is included as an exhibit to the registration statement of which this prospectus is part.

General

We were founded in 2003 and our parent company was incorporated in England and Wales with the Registrar of Companies of England and Wales, United Kingdom on August 4, 2004 under the name Cobradragon Public Limited Company as a public company limited by shares with company number 5197494. On September 30, 2004, we changed our name to Vastox Plc and subsequently changed our name to Summit Corporation plc on July 19, 2007 and to Summit Therapeutics plc on February 19, 2015. Our registered office is at 85B Park Drive, Milton Park, Abingdon, Oxfordshire, England OX14 4RY. The principal legislation under which we operate and our shares are issued is the Companies Act 2006.

Issued Share Capital

Our issued share capital as of February 15, 2015 is 41,117,697 ordinary shares with a par value of £0.01 per ordinary share. Each issued ordinary share is fully paid. We currently have no deferred shares in our issued share capital.

Ordinary Shares

The holders of ordinary shares are entitled to receive dividends in proportion to the number of ordinary shares held by them and according to the amount paid up on such ordinary shares during any portion or portions of the period in respect of which the dividend is paid. Holders of ordinary shares are entitled, in proportion to the number of ordinary shares held by them and to the amounts paid up thereon, to share in any surplus in the event of our winding up. The holders of ordinary shares are entitled to receive notice of, attend either in person or by proxy or, being a corporation, by a duly authorized representative, and vote at general meetings of shareholders.

Under U.K. law, certain steps necessary for the consummation of this offering require the approval of holders of 75% of our ordinary shares voting at a general meeting of shareholders. We have received all such required approvals from our shareholders.

Transfer of Shares

Our board of directors may decline to register a transfer of any share that is not a fully paid share or where the transfer is to a person known to be a minor, bankrupt or a person who is mentally disordered or a patient for the purpose of any statute relating to mental health. Our board of directors may also decline to register any instrument of transfer unless: the instrument of transfer, duly stamped, is deposited at our registered office or such other place as our board of directors may designate; there is provided such evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is by some other person on his or her behalf, the authority of that person to do so; any instrument of transfer is in respect of only one class of share; and in the case of joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Share Register

We are required by the Companies Act 2006 to keep a register of our shareholders. Under English law, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our share register. The share register therefore is prima facie evidence of the identity of our shareholders, and the shares that they hold. The share register generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. Our share register is maintained by our registrar, Capita Registrars.

As an ADS holder, we will not treat you as one of our shareholders and your name will therefore not be entered in our share register. The depositary will be the holder of the shares underlying our ADSs. For discussion on our ADSs and ADS holder rights see “Description of American Depository Shares” in this prospectus. As an ADS holder, you have a right to receive the ordinary shares underlying your ADSs as discussed at “Description of American Depository Shares - Your Right to Receive the Shares Underlying your ADSs” in this prospectus.

Under the Companies Act 2006, we must enter an allotment of shares in our share register as soon as practicable and in any event within two months of the allotment. We will perform all procedures necessary to update the share register to reflect the ordinary shares being sold in this offering, including updating the share register with the number of ordinary shares to be issued to the depositary upon the closing of this offering. We are also required by the Companies Act 2006 to register a transfer of shares (or give the transferee notice of and reasons for refusal) as soon as practicable and in any event within two months of receiving notice of the transfer.

We, any of our shareholders or any other affected person may apply to the court for rectification of the share register if:

•	the name of any person is wrongly entered in or omitted from our register of members; or

•	there is a failure or unnecessary delay in amending the register of members to show the date a member ceased to be a member.

Options

As of February 15, 2015, there are options to purchase 5,250,838 ordinary shares outstanding. The options lapse after ten years from the date of the grant.

Warrants

As of February 15, 2015, there are warrants to subscribe for 531,135 ordinary shares outstanding. Based on the achievement of certain research, development and regulatory milestones, 177,045 warrants over ordinary shares can be exercised at any time from November 22, 2016 until February 22, 2017 at an exercise price of £0.20 per ordinary share, and 177,045 warrants over ordinary shares can be exercised, subject to deferral of the exercise price in certain limited circumstances, at any time from November 22, 2018 until February 22, 2019 at an exercise price of £0.20 per ordinary share. There are also warrants to subscribe for 177,045 ordinary shares outstanding, which can be exercised at any time prior to April 24, 2016 at an exercise price of £0.60 per ordinary share.

Capital Reorganization

Between July and September 2014, we undertook a capital reorganization to reduce the high number of ordinary shares and deferred shares in issue and to reduce our share premium account accordingly. On July 3, 2014, we consolidated every 20 existing ordinary shares of par value £0.01 each in our issued share capital into ordinary shares of par value £0.20 each. We then immediately subdivided each new consolidated ordinary share into one new ordinary share of par value £0.01 each and 19 deferred shares of par value £0.01 each.

On September 3, 2014, we completed the capital reorganization by canceling the deferred shares in issue in our share capital. Following the capital reduction we have only ordinary shares of par value £0.01 in issue in our share capital.

Articles of Association

Shares and Rights Attaching to Them

Objects

The objects of our company are unrestricted.

General

Subject to shareholder authorization as discussed at “Differences in Corporate Law—Pre-emptive Rights” and “Differences in Corporate Law—Authority to Allot” in this prospectus, all unissued share capital is at the disposal of our board, which may offer, allot or grant options over or otherwise dispose of them on such terms and conditions as our board may determine.

Share Rights

Subject to any special rights attaching to shares already in issue, our shares may be issued with or have attached to them any preferred, deferred, qualified or other special rights or restrictions as we may resolve by ordinary resolution of the shareholders or decision of the board of directors.

Voting Rights

Without prejudice to any special rights, privileges or restrictions as to voting rights attached to any shares forming part of our share capital from time to time, the voting rights attaching to shares are as follows:

•	on a show of hands every shareholder who is present in person and each duly authorized representative present in person of a shareholder that is a corporation shall have one vote;

•	on a show of hands, each proxy present in person who has been duly appointed by one or more shareholders has one vote, provided that such proxy has one vote for and one vote against a resolution if the proxy has been duly appointed by more than one shareholder and the proxy has been instructed by one or more of those shareholders to vote for the resolution and by one or more other of those shareholders to vote against it;

•	on a show of hands each proxy present in person has one vote for and one vote against a resolution if the proxy has been duly appointed by more than one shareholder entitled to vote on the resolution and either: (1) the proxy has been instructed by one or more of those shareholders to vote for the resolution and has been given any discretion by one or more other of those shareholders to vote and the proxy exercises that discretion to vote against it; or (2) the proxy has been instructed by one or more of those shareholders to vote against the resolution and has been given any discretion by one or more other of those shareholders to vote and the proxy exercises that discretion to vote for it; and

•	on a poll every shareholder who is present in person or by proxy shall have one vote for each share of which he is the holder.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded. Subject to the provisions of the Companies Act 2006, as described in “Differences in Corporate Laws—Voting Rights” in this prospectus, a poll may be demanded by:

•	the chairman of the meeting;

•	at least three shareholders present in person or by proxy and entitled to vote;

•	any shareholder(s) present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders having the right to attend and vote at the meeting; or

•	any shareholder(s) present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sums paid up on all shares conferring that right.

Restrictions on Voting

No shareholder shall be entitled to vote at any general meeting or at any separate class meeting in respect of any share held by him unless all calls or other sums payable by him in respect of that share have been paid.

The board may from time to time make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall (subject to at least 14 days’ notice specifying the time or times and place of payment) pay at the time or times so specified the amount called on his shares.

Dividends

We may by ordinary resolution of shareholders declare dividends out of profits available for distribution in accordance with the respective rights of shareholders but no such dividend shall exceed the amount recommended by the directors. If, in the opinion of the board, our profits justify such payments, the board may pay a fixed dividend on any class of shares carrying a fixed dividend expressed to be payable on fixed dates, half-yearly or otherwise. The board may from time to time pay shareholders such interim dividends as appear to the board to be justified by our profits and, if at any time, our share capital is divided into different classes the board may pay such interim dividends in respect of those shares which confer on the holders thereof deferred or non-preferential rights with regard to dividends (provided that at the time of payment no preferential dividend is in arrears).

Subject to any special rights attaching to or the terms of issue of any share, all dividends shall be declared and paid according to the nominal amounts paid up on the shares and shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

No dividend or other moneys payable by us on or in respect of any share shall bear interest against us. Any dividend unclaimed after a period of 12 years from the date such dividend became due for payment shall be forfeited and shall revert to us.

Dividends may be declared or paid in any currency and the board may decide the rate of exchange for any currency conversions that may be required, and how any costs involved are to be met, in relation to the currency of any dividend.

Any general meeting declaring a dividend may by ordinary resolution of shareholders, upon the recommendation of the board, direct payment or satisfaction of such dividend wholly or in part by the distribution of specific assets, and in particular of paid up shares or debentures of any other company. The directors may, if authorised by ordinary resolution of shareholders, offer any holders of ordinary shares the right to elect to receive in lieu of a dividend an allotment of ordinary shares credited as fully paid up.

No shareholder shall be entitled to receive any dividend or other distribution in respect of any share held by him unless all calls or other sums payable by him in respect of that share have been paid.

Change of Control

There is no specific provision in our articles of association that would have the effect of delaying, deferring or preventing a change of control.

Distributions on Winding Up

On a return of assets on a winding up or otherwise, our surplus assets after discharge of our liabilities shall be distributed amongst the holders of shares in proportion to the number of such shares held by them and the amounts paid up on those shares, subject to any special rights attaching to any shares.

On a winding up, the liquidator may, with the consent by a special resolution of shareholders and any other resolution of the shareholders or sanction of the court required by the Companies Act 2006, divide amongst the shareholders the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may set such values as he deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholder. The liquidator may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator shall think fit, but no shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

Variation of Rights

All or any of the rights and restrictions attached to any class of shares issued may be altered, added to or revoked with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or by special resolution passed at a separate general meeting of the holders of such shares, subject to the Companies Act 2006 and the terms of their issue. The Companies Act 2006 provides a right to object to the variation of the share capital by the shareholders who did not vote in favor of the variation. Should an aggregate of 15% of the shareholders of the issued shares in question apply to the court to have the variation cancelled, the variation shall have no effect unless it is confirmed by the court.

Alteration to Share Capital

We may, by ordinary resolution of shareholders, consolidate and divide all or any of our share capital into shares of larger amount than our existing shares, or sub-divide our shares or any of them into shares of a smaller amount. We may, by special resolution of shareholders, confirmed by the court, reduce our share capital or any capital redemption reserve or any share premium account in any manner authorized by the Companies Act 2006. We may redeem or purchase all or any of our shares as described in “Other U.K. law considerations—Purchase of Own Shares” in this prospectus.

Pre-emption Rights

In certain circumstances, our shareholders may have statutory pre-emption rights under the Companies Act 2006 in respect of the allotment of new shares as described in “Differences in Corporate Law—Pre-emptive Rights” in this prospectus.

Transfer of Shares

Any certificated shareholder may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other manner which is permitted by the Companies Act 2006 and approved by the board. Any written instrument of transfer shall be signed by or on behalf of the transferor and (in the case of a partly paid share) the transferee.

All transfers of uncertificated shares shall be made in accordance with and subject to the provisions of the Uncertificated Securities Regulations 2001 and the facilities and requirements of its relevant system. The Uncertificated Securities Regulations 2001 permit shares to be issued and held in uncertificated form and transferred by means of a computer-based system.

The board may decline to register any transfer of any share:

•	which is not a fully paid share;

•	to a person known to be a minor, bankrupt or person who is mentally disordered or a patient for the purpose of any statute relating to mental health;

•	unless any written instrument of transfer, duly stamped, is lodged with us at our registered office or such other place as the board may appoint accompanied by the certificate for the shares to which it relates; and

•	unless there is provided such evidence as the board may reasonably require to show the right of the transferor to make the transfer and if the instrument of transfer is executed by some other person on his behalf, the authority of that person to do so;

•	where the transfer is in respect of more than one class of share; and

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred exceeds four.

If the board declines to register a transfer it shall, as soon as practicable and in any event within two months after the date on which the transfer is lodged, send to the transferee notice of the refusal, together with reasons for the refusal.

CREST

To be traded on AIM, securities must be able to be transferred and settled through the CREST system. CREST is a computerized paperless share transfer and settlement system which allows securities to be transferred by electronic means, without the need for a written instrument of transfer. The Articles are consistent with CREST membership and, amongst other things, allow for the holding and transfer of shares in uncertificated form.

Shareholder Meetings

Annual General Meetings

In accordance with the Companies Act 2006, we are required in each year to hold an annual general meeting in addition to any other general meetings in that year and to specify the meeting as such in the notice convening it. The annual general meeting shall be convened whenever and wherever the board sees fit, subject to the requirements of the Companies Act 2006, as described in “Differences in Corporate Law—Annual General Meeting” and “Differences in Corporate Law—Notice of General Meetings” in this prospectus.

Notice of General Meetings

The arrangements for the calling of general meetings are described in “Differences in Corporate Law—Notice of General Meetings” in this prospectus.

Quorum of General Meetings

No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting. At least two shareholders present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Class Meetings

The provisions in the Articles relating to general meetings apply to every separate general meeting of the holders of a class of shares except that:

•	the quorum for such class meeting shall be two holders in person or by proxy representing not less than one-third in nominal value of the issued shares of the class;

•	at the class meeting, a holder of shares of the class present in person or by proxy may demand a poll and shall on a poll be entitled to one vote for every share of the class held by him; and

•	if at any adjourned meeting of such holders a quorum is not present at the meeting, one holder of shares of the class present in person or by proxy at an adjourned meeting constitutes a quorum.

Directors

Number of Directors

We may not have less than two or, unless otherwise determined by ordinary resolution of shareholders, more than 12 directors on our board of directors.

Appointment of Directors

Subject to the provisions of the Articles, we may, by ordinary resolution of the shareholders, elect any person to be a director, either to fill a casual vacancy or as an addition to the existing board.

Without prejudice to the power to appoint any person to be a director by shareholder resolution, the board has power to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing board.

Any director appointed by the board will hold office only until the earlier to occur of the close of the next following annual general meeting and someone being appointed in his stead at that meeting. Such a director is eligible for re-election at that meeting but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at such meeting.

Rotation of Directors

At every annual general meeting, one-third of the directors or, if their number is not a multiple of three, then the number nearest to and not exceeding one-third, shall retire from office and each director must retire from office at least once every three years.

The directors to retire on each occasion shall be those subject to retirement by rotation who have been longest in office since their last election, but as between persons who became or were re-elected directors on the same day those to retire shall (unless they otherwise agree amongst themselves) be determined by lot.

A director who retires at the annual general meeting shall be eligible for re-election.

The shareholders may, at the meeting at which a director retires, fill the vacated office by electing a person and in default the retiring director shall, if willing to continue to act, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such director shall have been put to the meeting and lost or such director has given notice in writing to us that he is unwilling to be re-elected or such director has attained the retirement age applicable to him as director pursuant to the Companies Act 2006.

Notwithstanding this provision of our Articles, our board has adopted a policy that all non-executive directors will seek annual re-election by shareholders.

Directors’ Interests

The directors may authorize, to the fullest extent permitted by law, any matter proposed to them which would otherwise result in a director infringing his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with our interests and which may reasonably be regarded as likely to give rise to a conflict of interest. A director shall not, save as otherwise agreed by him, be accountable to us for any benefit which he (or a person connected with him) derives from any matter authorised by the directors and any contract, transaction or arrangement relating thereto shall not be liable to be avoided on the grounds of any such benefit.

Subject to the requirements under sections 175, 177 and 182 of the Companies Act 2006, for a director to:

•	avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with our interests; or

•	declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with us,

and provided that he has disclosed to the board the nature and extent of any interest of his in accordance with the Companies Act 2006 and the Articles, a director notwithstanding his office:

•	may be a party to, or otherwise interested in, any transaction or arrangement with us or in which we are otherwise interested;

•	may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by us or in which we are otherwise interested; and

•	shall not, by reason of his office, be accountable to us for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

In the case of interests arising where a director is in any way, directly or indirectly, interested in (a) a proposed transaction or arrangement with us or (b) a transaction or arrangement that has been entered into by us and save as otherwise provided by the Articles, such director shall not vote at a meeting of the board or of a committee of the board on any resolution concerning such matter in which he has a material interest (otherwise than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through, us) unless his interest or duty arises only because the case falls within one or more of the following paragraphs:

•	the resolution relates to the giving to him or a person connected with him of a guarantee, security or indemnity in respect of money lent to, or an obligation incurred by him or such a person at the request of or for the benefit of, us or any of our subsidiaries;

•	the resolution relates to the giving to a third party of a guarantee, security or indemnity in respect of a debt or obligation of ours or any of our subsidiaries for which the director or a person connected with him has assumed responsibility in whole or part under a guarantee or indemnity or by the giving of security;

•	his interest arises by virtue of him or a person connected with him subscribing or agreeing to subscribe for any shares, debentures or other securities in us or any of our subsidiaries or by virtue of him or a person connected with him being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures, or other securities by us or any of our subsidiaries for subscription, purchase or exchange;

•	the resolution relates in any way to any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he and any persons connected with him do not to his knowledge hold an interest in shares representing one per cent or more of any class of the equity share capital of such company or of the voting rights available to shareholder of such company;

•	the resolution relates in any way to an arrangement in whole or in part for the benefit of our employees or any employees of our subsidiaries which does not award him as such any privilege or advantage not generally awarded to the employees to whom such arrangement relates; or

•	the resolution relates in any way to the purchase or maintenance for the directors of insurance against any liability which by virtue of any rule of law would otherwise attach to all or any of them in respect of any negligence, default, breach of duty or breach of trust in relation to us or any of our subsidiaries.

A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

If a question arises at a meeting of the board or of a committee of the board as to the right of a director to vote or be counted in the quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of the director concerned has not been fairly disclosed.

An interest of a person connected with a director shall be treated as an interest of the director and Section 252 of the Companies Act 2006 shall determine whether a person is connected with a director.

Directors’ Fees and Remuneration

Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board (or for the avoidance of doubt any duly authorized committee of the board) provided that the aggregate of all such fees so paid to directors shall not exceed £250,000 per annum, or such higher amount as may from time to time be determined by ordinary resolution of shareholders.

Each director may be paid his reasonable traveling, hotel and incidental expenses of attending and returning from meetings of the board or committees of the board or general meetings or separate meetings of the holders class of shares or of debentures and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company’s business or in the discharge of his duties as a director. Any director who, by request, goes or resides abroad for any purposes required by us or who performs services which in the opinion of the board go beyond the ordinary duties of a director may be paid such extra remuneration as the board may determine.

An executive director shall receive such remuneration as the board may determine, and either in addition to or in lieu of his remuneration as a director as detailed above.

Borrowing Powers

The board may exercise all the powers to borrow money and to mortgage or charge our undertaking, property and assets (present or future) and uncalled capital or any part thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of us or of any third party, provided that the board shall restrict our borrowings and exercise all voting and other rights, powers of control or rights of influence exercisable by us in relation to our subsidiary undertakings (if any) so as to secure that the aggregate amount for the time being remaining outstanding of all monies borrowed by our group and for the time being owing to persons outside our group less the aggregate amount of our group’s current asset investments (as detailed in the Articles) shall not at any time without the previous sanction of shareholders in general meeting exceed an amount equal to four times the adjusted capital and reserves (as detailed in the Articles).

Pensions

The board may exercise all powers to grant pensions, annuities or other allowances and benefits in favor of any person including any director or former director or the relations, connections or dependants of any director or former director, provided that no pension, annuity or other allowance shall be granted to a director or former director who has not been an executive director or held any other office or place of profit under us or any of our subsidiaries or to a person who has no claim on us except as a relation, connection or dependant of such a director or former director without the approval of an ordinary resolution of shareholders.

Indemnity

Every director, alternate director, secretary or other officer (other than the auditors) of our group may be indemnified to the fullest extent permitted by law out of our assets against all costs, claims, charges, expenses, losses, damages and liabilities incurred by him in relation to the actual or purported execution or discharge of his duties or the exercise or purported exercise of his powers or otherwise in relation to such members of our group.

Other U.K. Law Considerations

Notification of Voting Rights

A shareholder in a public company incorporated in the United Kingdom whose shares are admitted to trading on AIM is required pursuant to Rule 5 of the Disclosure and Transparency Rules of the U.K. Financial Conduct Authority to notify us of the percentage of his voting rights if the percentage of voting rights which he holds as a shareholder or through his direct or indirect holding of financial instruments (or a combination of such holdings) reaches, exceeds or falls below 3%, 4%, 5%, and each 1% threshold thereafter up to 100% as a result of an acquisition or disposal of shares.

Mandatory Purchases and Acquisitions

Pursuant to Sections 979 to 991 of the Companies Act 2006, where a takeover offer has been made for us and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer. The offeror would do so by sending a notice to the outstanding minority shareholders telling them that it will compulsorily acquire their shares. Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner. The squeeze-out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to us, which would hold the consideration on trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under the Companies Act 2006 must, in general, be the same as the consideration that was available under the takeover offer.

Sell Out

The Companies Act 2006 also gives our minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of our shares. The holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his shares if, prior to the expiry of the acceptance period for such offer, (i) the offeror has acquired or agreed to acquire not less than 90% in value of the voting shares, and (ii) not less than 90% of the voting rights carried by those shares. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period. If a shareholder exercises his rights to be bought out, the offeror is required to acquire those shares on the terms of this offer or on such other terms as may be agreed.

Disclosure of Interest in Shares

Pursuant to Part 22 of the Companies Act 2006, we are empowered by notice in writing to any person whom we know or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of that person’s interest and (so far as is within his knowledge) particulars of any other interest that subsists or subsisted in those shares. The Articles specify that a response is required from such person within 14 days after service of any such notice.

Under the Articles, if a person defaults in supplying us with the required particulars in relation to the shares in question, or Default Shares, the directors may by notice direct that:

•	in respect of the Default Shares, the relevant member shall not be entitled to attend or vote (either in person or by proxy) at any general meeting or of a general meeting of the holders of a class of shares or upon any poll or to exercise any right conferred by the Default Shares; and/or

•	where the Default Shares represent at least 0.25% of their class, (a) any dividend or other money payable in respect of the Default Shares shall be retained by us without liability to pay interest, and/or (b) no transfers by the relevant member of any Default Shares may be registered (unless the member himself is not in default and the transfer does not relate to Default Shares or that the transfer is permitted under the U.K. Uncertificated Securities Regulations 2001).

Purchase of Own Shares

Under English law, a limited company may only purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, provided that they are not restricted from doing so by their articles. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

Subject to the above, we may purchase our own shares in the manner prescribed below. We may make a market purchase of our own fully paid shares pursuant to an ordinary resolution of shareholders. The resolution authorizing the purchase must:

•	specify the maximum number of shares authorized to be acquired;

•	determine the maximum and minimum prices that may be paid for the shares; and

•	specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

We may purchase our own fully paid shares otherwise than on a recognized investment exchange pursuant to a purchase contract authorized by resolution of shareholders before the purchase takes place. Any authority will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if he had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Distributions and Dividends

Under the Companies Act 2006, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under English law.

It is not sufficient that we, as a public company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the company is at least equal to the amount of its capital. A public company can only make a distribution:

•	if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and undistributable reserves; and

•	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.

City Code on Takeovers and Mergers

As a United Kingdom incorporated public company with our registered office in the United Kingdom which is admitted to AIM, we are subject to the U.K. City Code on Takeovers and Mergers, or the City Code, which is issued and administered by the U.K. Panel on Takeovers and Mergers, or the Panel. The City Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the City Code, if a person:

•	acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carries 30% or more of the voting rights of our shares; or

•	who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in us, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and depending on the circumstances, its concert parties, would be required (except with the consent of the Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs, other than withholding tax requirements. There is no limitation imposed by English law or in the Articles on the right of non-residents to hold or vote shares.

Differences in Corporate Law

The applicable provisions of the Companies Act 2006 differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act 2006 applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and English law.

	England and Wales	Delaware
Number of Directors	Under the Companies Act 2006, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Removal of Directors	Under the Companies Act 2006, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act 2006 must also be followed such as allowing the director to make representations against his or her removal either at the meeting or in writing.	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies on the Board of Directors	Under English law, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors

	England and Wales	Delaware

elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual General Meeting	Under the Companies Act 2006, a public limited company must hold an annual general meeting in each six-month period following the company’s annual accounting reference date.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting

Under the Companies Act 2006, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
meetings can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves convene a general meeting.

Notice of General Meetings	Under the Companies Act 2006, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

	England and Wales	Delaware

less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Proxy	Under the Companies Act 2006, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Pre-emptive Rights	Under the Companies Act 2006, “equity securities”, being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (“ordinary shares”) or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act 2006.

Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot	Under the Companies Act 2006 the directors of a company must not allot shares or grant of rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the

Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the

	England and Wales	Delaware

	provisions of the Companies Act 2006.	amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of Directors and Officers

Under the Companies Act 2006, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act 2006, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which he is not convicted); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•    any breach of the director’s duty of loyalty to the corporation or its stockholders;

•    acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•    intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•    any transaction from which the director derives an improper personal benefit.

	England and Wales	Delaware

Voting Rights

Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act 2006, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s)

representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	England and Wales	Delaware

Shareholder Vote on Certain Transactions

The Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

•    the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

•    the approval of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•    the approval of the board of directors; and

•    approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors

Under English law, a director owes various statutory and fiduciary duties to the company, including:

•    to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

•    to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•    to act in accordance with the company’s constitution and only exercise his powers for the purposes for which they are conferred;

•    to exercise independent judgment;

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably

	England and Wales	Delaware

•    to exercise reasonable care, skill and diligence;

•    not to accept benefits from a third party conferred by reason of his being a director or doing, or not doing, anything as a director; and

•    a duty to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Stockholder Suits	Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act 2006 provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•    state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

England and Wales	Delaware

action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

•    allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•    state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent five ordinary shares (or a right to receive five ordinary shares) deposited with The Bank of New York Mellon, as custodian for the depositary in London. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. English law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided in “Where You Can Find Additional Information” in this prospectus.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation” in this prospectus. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of England and Wales and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not tell the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting far enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we instruct it to do so. The depositary may terminate the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRSs that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, 3,450,000 ADSs will be outstanding representing approximately 30% of our ordinary shares outstanding. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for the ADSs, and a regular trading market may not develop in the ADSs. Our ordinary shares will continue to be listed on AIM.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person (or persons whose ordinary shares are aggregated) who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without restriction, subject to our compliance with the reporting obligations under the Exchange Act. In addition, under Rule 144, a person (or persons whose ordinary shares are aggregated) who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares immediately upon the closing of this offering without restriction and without regard to whether we are in compliance with our reporting obligations under the Exchange Act.

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is our affiliate and has beneficially owned ordinary shares or ADSs for at least six months is entitled to sell within any three-month period a number of ordinary shares or ADSs that does not exceed the greater of 1% of the number of ordinary shares then outstanding, which is expected to equal approximately 583,676 ordinary shares immediately after this offering, and the average weekly trading volume of the ordinary shares in the form of ADSs on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

Any such sales by an affiliate are also subject to manner of sale provisions, notice requirements and our compliance with reporting obligations under the Exchange Act.

In addition, in each case, these shares would remain subject to any lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides that ordinary shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our ordinary shares may be sold in some other manner outside the United States without requiring registration in the United States.

Rule 701

In general, under Rule 701 of the Securities Act, beginning 90 days after the date of this prospectus, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Lock-up Arrangements

For a description of the lock-up arrangements that we, the members of our board of directors, our executive officers and certain of our shareholders have entered into in connection with this offering, see “Underwriting” in this prospectus.

Share Options

Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the our ordinary shares subject to outstanding options and options and other awards issuable pursuant to our 2005 Enterprise Management Incentive Scheme. See “Compensation—Equity Compensation Arrangements” for additional information regarding our equity compensation. Accordingly, our ordinary shares registered under the registration statements, will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Participation in Offering

Certain of our principal shareholders and their affiliated entities have indicated an interest in purchasing approximately $15.0 million of ADSs in this offering at the initial public offering price. Any such ADSs purchased by these potential purchasers may not be able to be resold in the public market immediately following this offering as a result of restrictions under securities laws, but would be able to be sold following the expiration of these restrictions, in each case as described above. However, because indications of interest are not binding agreements or commitments to purchase, these potential purchasers may determine to purchase fewer ADSs than they indicate an interest in purchasing or not to purchase any ADSs in this offering. It is also possible that these potential purchasers could indicate an interest in purchasing more ADSs. In addition, the underwriters could determine to sell fewer ADSs to any of these potential purchasers than the potential purchasers indicate an interest in purchasing or not to sell any ADSs to these potential purchasers.

TAXATION

Taxation in the United Kingdom

The following is a general summary of certain U.K. tax considerations relating to the ownership and disposal of an ordinary shares or ADS and does not address all possible tax consequences relating to an investment in an ordinary share or ADS. It is based on U.K. tax law and generally published HM Revenue & Customs, or HMRC, practice as of the date of this prospectus, both of which are subject to change, possibly with retrospective effect.

Save as provided otherwise, this summary applies only to a person who is the absolute beneficial owner of an ordinary share or ADS and who is resident (and, in the case of an individual, domiciled) in the United Kingdom for tax purposes and who is not resident for tax purposes in any other jurisdiction and does not have a permanent establishment or fixed base in any other jurisdiction with which the holding of an ordinary share or ADS is connected (“U.K. Holders”). A person (a) who is not resident (or, if resident, is not domiciled) in the United Kingdom for tax purposes, including an individual and company who trades in the United Kingdom through a branch, agency or permanent establishment in the United Kingdom to which an ordinary share or ADS is attributable, or (b) who is resident or otherwise subject to tax in a jurisdiction outside the United Kingdom, is recommended to seek the advice of professional advisors in relation to their taxation obligations.

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.K. tax law. In particular:

•	this summary only applies to an absolute beneficial owner of an ordinary share or ADS and any dividend paid in respect of the ordinary share where the dividend is regarded for U.K. tax purposes as that person’s own income (and not the income of some other person);

•	this summary: (a) only addresses the principal U.K. tax consequences for an investor who holds an ordinary share or ADS as a capital asset, (b) does not address the tax consequences that may be relevant to certain special classes of investor such as a dealer, broker or trader in shares or securities and any other person who holds an ordinary share or ADS otherwise than as an investment, (c) does not address the tax consequences for a holder that is a financial institution, insurance company, collective investment scheme, pension scheme, charity or tax-exempt organization, (d) assumes that a holder is not an officer or employee of the company (nor of any related company) and has not (and is not deemed to have) acquired the an ordinary share or ADS by virtue of an office or employment, and (e) assumes that a holder does not control or hold (and is not deemed to control or hold), either alone or together with one or more associated or connected persons, directly or indirectly (including through the holding of an ADS), an interest of 10% or more in the issued share capital (or in any class thereof), voting power, rights to profits or capital of the company, and is not otherwise connected with the company.

This summary further assumes that a holder of an ADS is the beneficial owner of the underlying ordinary share for U.K. direct tax purposes.

POTENTIAL INVESTORS IN THE ADSs SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER U.K. TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES OR ADSs, IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR OWN TAX ADVISERS.

Taxation of Dividends

Withholding Tax

A dividend payment in respect of an ordinary share may be made without withholding or deduction for or on account of U.K. tax.

Income Tax

A dividend received by individual U.K. Holders will be subject to U.K. income tax on the gross amount of the dividend paid, increased for the amount of the non-refundable U.K. dividend tax credit referred to below.

An individual holder of an ordinary share or ADS who is not a U.K. Holder will not be chargeable to U.K. income tax on a dividend paid by the company, unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the ordinary share or ADS is attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to U.K. income tax on a dividend received from the company.

The rate of U.K. income tax that is chargeable on dividends received in the tax year 2014/2015 by (i) an additional rate taxpayer is 37.5%, (ii) a higher rate taxpayer is 32.5%, and (iii) a basic rate taxpayer is 10%. An individual U.K. Holder will be entitled to a non-refundable tax credit equal to one-ninth of the full amount of the dividend received from the company, which will be taken into account in computing the gross amount of the dividend that is chargeable to U.K. income tax. The tax credit will be credited against such holder’s liability (if any) to U.K. income tax on the gross amount of the dividend. After taking into account the tax credit, the effective rate of tax (i) for additional rate taxpayers will for the 2014/2015 tax year be 30.6% of the dividend paid, (ii) for a higher rate taxpayer will be 25% of the dividend paid, and (iii) for a basic rate taxpayer will be nil. An individual holder who is not subject to U.K. income tax on dividends received from the company will not generally be entitled to claim repayment of the tax credit in respect of such dividends. An individual’s dividend income is treated as the top slice of their total income that is chargeable to U.K. income tax.

Corporation Tax

A U.K. Holder within the charge to U.K. corporation tax may be entitled to exemption from U.K. corporation tax in respect of dividend payments. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the gross amount of a dividend. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

A corporate holder of an ordinary share or ADS that is not a U.K. Holder will not be subject to U.K. corporation tax on a dividend received from the company, unless it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary share or ADS is attributable. In these circumstances, such holder may, depending on its individual circumstances and if the exemption from U.K. corporation tax discussed above does not apply, be chargeable to U.K. corporation tax on dividends received from the company.

Taxation of Disposals

U.K. Holders

A disposal or deemed disposal of an ordinary share or ADS by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of an ordinary share or ADS are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual exemption for tax-free gains in that tax year (the “annual exemption”). The annual exemption for the 2014/2015 tax year is £11,000. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of an ordinary share or an ADS is taxed at the rate of 28%. In other cases, a taxable capital gain accruing on a disposal of an ordinary share or ADS may be taxed at the rate of 18% or the rate of 28% or at a combination of both rates.

An individual U.K. Holder who ceases to be resident in the United Kingdom (or who fails to be regarded as resident in a territory outside the United Kingdom for the purposes of double taxation relief) for a period of five tax years or less than five years and who disposes of an ordinary share or ADS during that period of temporary non-residence may be liable to U.K. capital gains tax on a chargeable gain accruing on such disposal on his or her return to the United Kingdom (or upon ceasing to be regarded as resident outside the United Kingdom for the purposes of double taxation relief) (subject to available exemptions or reliefs).

A disposal (or deemed disposal) of an ordinary share or ADS by a corporate U.K. Holder may give rise to a chargeable gain or an allowable loss for the purpose of U.K. corporation tax. Such a holder should be entitled to an indexation allowance, which applies to reduce a capital gain to the extent that such a gain arises due to inflation. The allowance may reduce a chargeable gain but will not create or increase an allowable loss.

Any gain or loss in respect of currency fluctuations over the period of holding an ordinary share or an ADS are also brought into account on a disposal.

Non-U.K. Holders

An individual holder who is not a U.K. Holder will not be liable to U.K. capital gains tax on capital gains realized on the disposal of an ordinary share or ADS unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the ordinary share or ADS is attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to U.K. capital gains tax on chargeable gains arising from a disposal of his or her ordinary share or ADS.

A corporate holder of an ordinary share or ADS that is not a U.K. Holder will not be liable for U.K. corporation tax on chargeable gains realized on the disposal of an ordinary share or ADS unless it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary share or ADS is attributable. In these circumstances, a disposal (or deemed disposal) of an ordinary share or ADS by such holder may give rise to a chargeable gain or an allowable loss for the purposes of U.K. corporation tax.

Inheritance Tax

If for the purposes of the Double Taxation Relief (Taxes on Estates of Deceased Persons and on Gifts) Treaty United States of America Order 1979 (S1 1979/1454) between the United States and the United Kingdom an individual holder is domiciled at the time of their death or at the time of a transfer made during their lifetime, in the United States and is not a national of the United Kingdom, any ordinary share or ADS beneficially owned by that holder should not generally be subject to U.K. inheritance tax, provided that any applicable United States federal gift or estate tax liability is paid, except where (i) the ordinary share or ADS is part of the business property of a U.K. permanent establishment or pertain to a U.K. fixed base used for the performance of independent personal services; or (ii) the ordinary share or ADS is comprised in a settlement unless, at the time the settlement was made, the settlor was domiciled in the United States and not a national of the U.K. (in which case no charge to U.K. inheritance tax should apply).

Stamp Duty and Stamp Duty Reserve Tax

The stamp duty and stamp duty reserve tax, or SDRT, treatment of the issue and transfer of, and the agreement to transfer, an ordinary share outside a depositary receipt system or a clearance service are discussed in the paragraphs under “General” below. The stamp duty and SDRT treatment of such transactions in relation to such systems are discussed in the paragraphs under “Depositary Receipt Systems and Clearance Services” below.

General

The issue of ordinary shares under the offering does not give rise to a SDRT liability, according to the HM Revenue & Customs practice and recent case law and is not subject to stamp duty.

An agreement to transfer an ordinary share will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser.

A transfer of an ordinary share or ADS will generally be subject to stamp duty at the rate of 0.5% of the consideration given for the transfer (rounded up to the next £5). The purchaser normally pays the stamp duty.

If a duly stamped transfer completing an agreement to transfer is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional) and SDRT already paid is generally repayable, normally with interest, and any SDRT charge yet to be paid is cancelled.

Depositary Receipt Systems and Clearance Services

Following the ECJ decision in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v The Commissioners of Her Majesty’s Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and the Bank of New York Mellon Corporation v The Commissioners of Her Majesty’s Revenue & Customs, HM Revenue & Customs has confirmed that 1.5% SDRT is no longer payable when shares are issued or transferred to a clearance service (such as, in our understanding, DTC) or depositary receipt system as an integral part of a raising of capital.

Where an ordinary share or ADS is otherwise transferred (i) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or an agent for a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will generally be payable at the higher rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the shares.

There is an exception from the 1.5% charge on the transfer to, or to a nominee or agent for, a clearance service where the clearance service has made and maintained an election under section 97A(1) of the Finance Act 1986, which has been approved by HM Revenue & Customs. In these circumstances, SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer will arise on any transfer of ordinary share into such an account and on subsequent agreements to transfer such shares within such account. It is our understanding that DTC has not made an election under section 97A(1) of the Finance Act of 1986.

Any liability for stamp duty or SDRT in respect of a transfer into a clearance service or depositary receipt system, or in respect of a transfer within such a service, which does arise will strictly be accountable by the clearance service or depositary receipt system operator or their nominee, as the case may be, but will, in practice, be payable by the participants in the clearance service or depositary receipt system.

The Proposed Financial Transactions Tax

The European Commission has published a proposal for a Directive for a common Financial Transactions Tax, or FTT, in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (described below as the “participating Member States”).

The proposed FRR has very broad scope and could, if introduced in its current form, apply to certain dealings in ordinary shares (including secondary market transactions) in certain circumstances.

Under current proposals the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in ordinary shares where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstance, including (i) by transacting with a person established in a participating Member State or (ii) where the financial instrument which is subject to the dealings is issued in participating Member State.

The FTT proposal remains subject to negotiation between the participating Member States. Further, the legality of the FTT proposals is at present uncertain. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate. Prospective holders of an ordinary share or ADS are advised to seek their own professional advice in relation to the FTT.

Taxation in the United States

The following summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the ADSs is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase the ADSs. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing, final, temporary and proposed United States Treasury Regulations, administrative rulings and judicial decisions, in each case as available on the date of this prospectus. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This section summarizes the material U.S. federal income tax consequences to U.S. holders, as defined below, of ADSs. This summary addresses only the U.S. federal income tax considerations for U.S. holders that acquire the ADSs at their original issuance and hold the ADSs as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of the acquisition, ownership or disposition of the ADSs. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

•	banks or other financial institutions;

•	insurance companies;

•	dealers or traders in securities, currencies, or notional principal contracts;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA” retirement plan;

•	regulated investment companies or real estate investment trusts;

•	persons that hold the ordinary shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;

•	an entity classified as a partnership and persons that hold the ordinary shares through partnerships or certain other pass-through entities;

•	holders (whether individuals, corporations or partnerships) that are treated as expatriates for some or all U.S. federal income tax purposes;

•	persons who acquired the ADSs as compensation for the performance of services;

•	persons holding the ADSs in connection with a trade or business conducted outside of the United States;

•	a U.S. holder who holds the ADSs through a financial account at a foreign financial institution that does not meet the requirements for avoiding future withholding with respect to certain payments under Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, or the Code;

•	holders that own (or are deemed to own) 10% or more of our voting shares; and

•	holders that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address alternative minimum tax, gift or estate consequences or the indirect effects on the holders of equity interests in entities that own the ADSs. In addition, this discussion does not consider the U.S. tax consequences to holders of ADSs that are not “U.S. holders” (as defined below).

For the purposes of this summary, a “U.S. holder” is a beneficial owner of ordinary shares or ADSs that is (or is treated as), for U.S. federal income tax purposes:

•	an individual who is either a citizen or resident of the United States;

•	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

We will not seek a ruling from the U.S. Internal Revenue Service, or IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares or ADSs, and we cannot assure you that that the IRS will agree with the conclusions set forth below.

Ownership of ADSs

For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the ordinary shares represented by such ADSs. Gain or loss will generally not be recognized on account of exchanges of ordinary shares for ADSs, or of ADSs for ordinary shares. References to ordinary shares in the discussion below are deemed to include ADSs, unless context otherwise requires.

Distributions

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, the gross amount of any distribution actually or constructively received by a U.S. holder with respect to ordinary shares will be taxable to the U.S. holder as a dividend to the extent of such U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of such pro rata share of our earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ordinary shares. Distributions in excess of the sum of such pro rata share of our earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. A corporate U.S. holder will not be eligible for any dividends-received deduction in respect of a dividend received with respect to ordinary shares.

Subject to the discussion below regarding the “Medicare tax,” qualified dividends received by non-corporate U.S. holders (i.e., individuals and certain trusts and estates) are currently subject to a maximum income tax rate of 20%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” to non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days without protection from the risk of loss during the 121-day period beginning 60 days before the ex-dividend date). A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on shares of stock which are readily tradable on an established securities market in the United States. Our ADSs are listed on the NASDAQ Global Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on the NASDAQ Global Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. The Company, which is incorporated under the laws of the United Kingdom, believes that it qualifies as a resident of the United Kingdom for the purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed on July 24, 2001, or the U.S.-U.K. Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-U.K. Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Based on the foregoing, we expect to be considered a qualified foreign corporation under the Code. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to shares that meet the minimum holding period and other requirements are expected to be treated as “qualified dividend income.” However, dividends paid by us will not qualify for the 20% maximum U.S. federal income tax rate if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes, as discussed below.

Dividends received by a U.S. holder with respect to ordinary shares generally will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. For these purposes, dividends distributed by us generally will constitute “passive category income” (but, in the case of some U.S. holders, may constitute “general category income”).

Sale or Other Disposition of Ordinary Shares

A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those ordinary shares. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the United States. Such capital gain or loss will be treated as long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year at the time of the sale or exchange. Long-term capital gains of non-corporate U.S. holders may be eligible for a preferential tax rate; the deductibility of capital losses is subject to limitations. For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of the ADSs that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and settlement date. Any foreign currency gain or loss a U.S. holder realizes will be U.S. source ordinary income or loss.

Medicare Tax

An additional 3.8% tax, or “Medicare Tax”, is imposed on all or a portion of the “net investment income” (which includes taxable dividends and net capital gains, adjusted for deductions properly allocable to such dividends or net capital gains) received by (i) U.S. holders that are individuals with modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers, $125,000 in the case of married individuals filing separately) and (ii) certain trusts or estates.

Passive Foreign Investment Company Considerations

A corporation organized outside the United States generally will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look-through rules, either: (i) at least 75% of its gross income is passive income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, as determined by the value of such corporation, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

We believe that we were not a PFIC for any previous taxable year. Based on our estimated gross income, the average value of our gross assets, and the nature of the active businesses conducted by our “25% or greater” owned subsidiaries, we do not believe that we will be classified as a PFIC in the current taxable year. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of life sciences companies can be especially volatile). In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering.

If we were a PFIC for any taxable year during which a U.S. holder held ordinary shares, under the “default PFIC regime” (i.e., in the absence of one of the elections described below) gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the ordinary shares would be allocated ratably over the U.S. holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of ordinary shares exceeds 125% of the average of the annual distributions on ordinary shares received by a U.S. holder during the preceding three years or the holder’s holding period, whichever is shorter.

In the event we were treated as a PFIC, the tax consequences under the default PFIC regime described above could be avoided by either a “mark-to-market” or “qualified electing fund” election. A U.S. holder making a mark-to-market election (if the eligibility requirements for such an election were satisfied) generally would not be subject to the PFIC rules discussed above, except with respect to any portion of the holder’s holding period that preceded the effective date of the election. Instead, the electing holder would include in ordinary income, for each taxable year in which we were a PFIC, an amount equal to any excess of (a) the fair market value of the ordinary shares as of the close of such taxable year over (b) the electing holder’s adjusted tax basis in such ordinary shares. In addition, an electing holder would be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) the electing holder’s adjusted tax basis in the ordinary shares over (ii) the fair market value of such ordinary shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of the election for prior taxable years over (ii) the amount allowed as a deduction because of the election for prior taxable years. The election would cause adjustments in the electing holder’s tax basis in the ordinary shares to reflect the amount included in gross income or allowed as a deduction because of the election. In addition, upon a sale or other taxable disposition of ordinary shares, an electing holder would recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of the election for prior taxable years over (b) the amount allowed as a deduction because of the election for prior taxable years).

Alternatively, a U.S. holder making a valid and timely “QEF election” generally would not be subject to the default PFIC regime discussed above. Instead, for each PFIC year to which such an election applied, the electing holder would be subject to U.S. federal income tax on the electing holder’s pro rata share of our net capital gain and ordinary earnings, regardless of whether such amounts were actually distributed to the electing holder. However, because we do not intend to prepare or provide the information that would permit the making of a valid QEF election, that election will not be available to U.S. holders.

If we were considered a PFIC for the current taxable year or any future taxable year, a U.S. holder would be required to file annual information returns for such year, whether or not the U.S. holder disposed of any ordinary shares or received any distributions in respect of ordinary shares during such year.

Backup Withholding and Information Reporting

U.S. holders generally will be subject to information reporting requirements with respect to dividends on ordinary shares and on the proceeds from the sale, exchange or disposition of ordinary shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding (at a 28% rate) on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act, or FATCA, and Related Provisions

Under certain circumstances, the Company or its paying agent may be required, pursuant to the FATCA provisions of the Code (or analogous provisions of non-U.S. law ) and regulations or pronouncements thereunder, any “intergovernmental agreement” entered into pursuant to those provisions or any U.S. or non-U.S. fiscal or regulatory legislation, rules, guidance notes or practices adopted pursuant to any such agreement, to withhold U.S. tax at a rate of 30% on all or a portion of payments of dividends or other corporate distributions which are treated as “foreign pass-thru payments” made on or after January 1, 2017, if such payments are not exempt from such withholding. The Company believes, and this discussion assumes, that the Company is not a “foreign financial institution” for purposes of FATCA. The rules regarding FATCA and “foreign pass-thru payments,” including the treatment of proceeds from the disposition of ordinary shares, are not completely clear, and further guidance may be issued by the IRS that would clarify how FATCA might apply to dividends or other amounts paid on or with respect to ordinary shares.

Foreign Asset Reporting

In addition, certain individuals who are U.S. Holders may be required to file IRS Form 8938 to report the ownership of “specified foreign financial assets” if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions). For these purposes, a specified foreign financial asset may include not only a financial account (as defined for these purposes) maintained by a non-U.S. financial institution, but also stock or securities issued by a non-U.S. corporation (such as the Company). Certain U.S. entities may also be required to file IRS Form 8938 in the future.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom JMP Securities LLC and Oppenheimer & Co. Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
JMP Securities LLC
Oppenheimer & Co. Inc.
Needham & Company, LLC

Total:	3,450,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADS offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ option to purchase additional ADSs to cover over-allotments described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 517,500 additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, to cover over-allotments, if any. To the extent the over-allotment option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 ADSs to cover over-allotments.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.75 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $15,000. In addition, upon the closing of this offering, we will pay to Nplus1 Singer Advisory LLP, or N+1 Singer, a U.K. broker, a financial advisory fee of between $350,000 and $450,000. The financial advisory fee relates to ancillary services provided in the United Kingdom in connection with this offering, including the provision of advice and assistance in complying with our ongoing obligations as a company with its shares admitted to AIM. N+1 Singer is not acting as an underwriter in connection with this offering.

We have applied to list the ADSs on the NASDAQ Global Market under the trading symbol “SMMT”. Our ordinary shares are listed on the AIM under the listing code “SUMM”.

We and each of our directors and executive officers have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the restricted period):

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for or that represent the right to receive ordinary shares or ADSs; or

•	enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ADSs, ordinary shares or such other securities, in cash or otherwise. In addition, we have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, during the restricted period, file any registration statement with the SEC relating to the offering of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares, and such other persons have agreed that they will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or publicly disclose the intention to do any of the foregoing.

The restrictions described in the immediately preceding paragraph do not apply to:

•	transfers of ordinary shares, ADSs or any security convertible into ordinary shares or ADSs as a bona fide gift;

•	transfers to any member of the immediate family of the securityholder or any trust or limited family partnership scheme for the direct or indirect benefit of the securityholder or the immediate family of the securityholder;

•	transfers to the securityholder’s affiliates or to any investment fund or other entity controlled or managed by the securityholder;

•	distributions of ordinary shares, ADSs or any security convertible into ordinary shares or ADSs to limited partners, members or securityholders of the securityholder;

•	transfers to the beneficiary of a trust, if the securityholder is a trust;

•	by testate succession or intestate succession; or

•	by operation of law, including domestic relations orders;

provided that in the case of the transfers or distributions described above, each donee, trustee, distributee or transferee, as the case may be, shall sign and deliver a lock-up agreement with substantially the same terms as those described above and no public announcement or filing under the Exchange Act regarding such transfer or distribution shall be required of or voluntarily made by or on behalf of such donee, trustee, distribute or transferee or us.

In addition, the restrictions described above do not apply to:

•	the sale of the ADSs to the underwriters;

•

transfers of ADSs or ordinary shares to us in connection with the exercise, including by “net” exercise of options or warrants, in each case that are granted under any of the Company’s current or future equity incentive plans or equity purchase plans or otherwise referred to or described in this prospectus; provided that any ADSs or ordinary shares received in connection with the cashless exercise of options or warrants shall be subject to the restrictions described above;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ADSs or ordinary shares, provided that such plan does not provide for the transfer of ADSs or ordinary shares during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the undersigned or us;

•	transfers to the Company pursuant to any contractual arrangement in effect that provides for the repurchase of securities by the Company or in connection with the termination of the holder’s employment or other service relationship with the Company;

•	the issuance by us of ordinary shares or the grant of options and other awards pursuant to an equity compensation plan or pursuant to the exercise of options, rights or warrants described in this prospectus;

•	the filing by us of a registration statement on Form S-8 or a successor form; or

•	any ordinary shares issued by us in connection with any mergers or acquisitions, joint ventures, strategic alliances, marketing or distribution arrangements, collaboration agreements, license agreements or similar commercial relationships with another company in an aggregate amount not to exceed 5% of the number of ordinary shares outstanding immediately following the completion of this offering.

The representatives, in their sole discretion, may release the ADSs, ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the underwriters’ option to purchase additional ADSs. The underwriters can close out a covered short sale by exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the underwriters’ option to purchase additional ADSs. The underwriters may also sell ADSs in excess of their option to purchase additional ADSs, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any of the ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of the ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) In any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of any of the ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of the ADSs to be offered so as to enable an investor to decide to purchase any shares of the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This document, in so far as it constitutes an invitation or inducement to engage in investment activity (within the meaning of section 21 Financial Services and Markets Act 2000 as amended, or FSMA, in connection with the securities which are the subject of the offering contemplated by this document, our ordinary shares or otherwise, is being directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) persons who fall within Article 43 of the Order (members and creditors of certain bodies corporate) or (iv) certain high value persons and entities who fall within Article 49(2)(a) to (d) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. The communication of this document or any such invitation or inducement to any persons other than relevant persons is unauthorized and may contravene FSMA.

No approved prospectus relating to the matters in this document has been made available to the public in the United Kingdom and, accordingly, the securities which are the subject of the offering contemplated by this document may not be, and will not be, offered in the United Kingdom except in circumstances which will not result in there being an offer to the public in the United Kingdom (other than an offer falling within Section 86 FSMA).

Switzerland

The securities will not be distributed or offered, directly or indirectly, to the public in Switzerland and this document may not be publicly distributed or otherwise made publicly available in Switzerland. This document does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
Securities and Exchange Commission registration fee	$5,346
FINRA filing fee	6,500
NASDAQ listing fee	200,000
Printing and engraving expenses	250,000
Legal fees and expenses	2,050,000
Accounting fees and expenses	1,150,000
Miscellaneous costs	88,154

Total	$3,750,000

All amounts in the table are estimates except the Securities and Exchange Commission registration fee, the FINRA filing fee and the NASDAQ listing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

Legal matters with respect to U.S. federal and New York laws in connection with this offering will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York. Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York, has also provided an opinion as to matters of U.S. federal income tax. Certain legal matters with respect to English law in connection with the validity of the shares being offered by this prospectus and other legal matters will be passed upon for us by Fasken Martineau LLP, London, United Kingdom. Fasken Martineau LLP, London, United Kingdom has also provided an opinion as to matters of English income tax. Goodwin Procter LLP, New York, New York is U.S. federal and New York law counsel for the underwriters in connection with this offering. Wragge Lawrence Graham & Co LLP is counsel to the underwriters with respect to English law.

EXPERTS

Our consolidated financial statements as of January 31, 2014 and 2013, and for each of the two years in the period ended January 31, 2014, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of January 31, 2014 and 2013, and for the periods ended January 31, 2014 and 2013, for MuOx Limited included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The current address of PricewaterhouseCoopers LLP is One Reading Central, 23 Forbury Road, Reading, Berkshire, RG1 3JH.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

We are incorporated under the laws of England and Wales. The majority of our directors and officers reside outside the United States, and all or a substantial portion of our assets, and all or a substantial portion of the assets of such persons, are located outside the United States. As a result, it may be difficult for you to serve legal process on us or our directors or have any of them appear in a U.S. court.

We have appointed C T Corporation System as our authorized agent upon whom process may be served in any action instituted in any U.S. federal or state court having subject matter jurisdiction arising out of or based upon the American Depository Shares, the deposit agreement or the underwriting agreement related to the American Depository Shares.

We understand that in England it may not be possible to bring proceedings or enforce a judgment of a U.S. Court in respect of civil liabilities based solely on the federal securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in England. An award of damages is usually considered to be punitive if it does not seek to compensate the claimant for loss or damage suffered and is instead intended to punish the defendant. In addition to public policy aspects of enforcement, such as the aforementioned, the enforceability of any judgment in England will depend on the particular facts of the case and the relevant circumstances, for example (and expressly without limitation), whether there are any relevant insolvency proceedings which may affect the ability to enforce a judgment. In addition, the United States and the United Kingdom have not currently entered into a treaty (or convention) providing for the reciprocal recognition and enforcement of judgments (although both are contracting states to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards).

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including relevant exhibits and schedules, with respect to the ADSs to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits for further information with respect to us and the ADSs. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms. You may read and copy the registration statement and its exhibits at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website at www.sec.gov, from which you can electronically access the registration statement and its exhibits.

After this offering, we will be subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements pursuant to Section 14 of the Exchange Act or to file quarterly reports on Form 10-Q, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC not later than 45 days after the end of each of the first three quarters of our fiscal year and to file our annual report on Form 20-F not later than 90 days after the end of our fiscal year. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. Our annual consolidated financial statements will be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and certified by an independent public accounting firm.

Our website address is www.summitplc.com. The information contained on, or that can be accessed from, our website does not form a part of this prospectus.

SUMMIT THERAPEUTICS PLC (FORMERLY “SUMMIT CORPORATION PLC”)

AND ITS SUBSIDIARIES

On February 19, 2015, the Company changed its name from “Summit Corporation plc” to “Summit Therapeutics plc.”

Unaudited Condensed Consolidated Interim Statement of Financial Position

As at October 31, 2014 and January 31, 2014

		October 31, 2014	January 31, 2014
	Note
		(in thousands)
ASSETS
Non-current assets
Goodwill		£664	£664
Intangible assets		3,486	3,493
Property, plant and equipment		49	43

		4,199	4,200
Current assets
Trade and other receivables		1,340	431
Current tax receivable		768	634
Cash and cash equivalents		15,013	2,030

		17,121	3,095

Total assets		21,320	7,295

LIABILITIES
Non-current liabilities
Deferred tax liability		(664)	(664)

		(664)	(664)
Current liabilities
Trade and other payables		(2,524)	(1,852)
Provisions for other liabilities and charges	8	(470)	(17)

		(2,994)	(1,869)

Total liabilities		(3,658)	(2,533)

Net assets		17,662	4,762

EQUITY
Share capital		411	10,075
Share premium account		24,101	40,177
Share-based payment reserve	9	2,337	1,636
Merger reserve		(1,943)	(1,943)
Special reserve		19,993	—
Currency translation adjustment	7	8	—
Accumulated deficit		(27,245)	(45,183)

Total equity		£17,662	£4,762

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

For the nine months ended October 31, 2013 and 2014

		Nine months ended
	Note	October 31, 2014	October 31, 2013
		(in thousands, except per share data)
Other operating income(1)		£1,604	£1,383
Operating expenses(2)
Research and development		(7,642)	(4,366)
General and administration		(3,134)	(1,320)

Total operating expenses		(10,776)	(5,686)

Operating loss		(9,172)	(4,303)
Finance income		41	7

Loss before income tax		(9,131)	(4,296)
Income tax	6	778	479

Loss for the period		(8,353)	(3,817)

Loss for the period attributable to owners of the parent		(8,353)	(3,817)

Other comprehensive losses
Exchange differences on translating foreign operations	7	8	—

Total comprehensive loss for the period attributable to owners of the parent		(8,345)	(3,817)

Basic and diluted loss per ordinary share from continuing operations (post consolidation and subdivision)	3	£(0.21)	£(0.20)

(1)	As discussed in Note 1, “Basis of accounting,” the Group reclassified £835,000 (nine months ended October 31, 2013: £1,136,000) from revenue to other operating income. This change had no effect on the Group’s operating loss or loss for the period.
(2)	The Group has reclassified costs previously included on the face of the Unaudited Condensed Consolidated Interim Statement of Comprehensive Income in respect of depreciation and amortization of £24,000 (nine months ended October 31, 2013 £19,000) and the share-based payment charge of £701,000 (nine months ended October 31, 2013: £170,000) to the “General and administration” and “Research and development” expense lines as appropriate.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the nine months ended October 31, 2013 and 2014

	Nine months ended
	October 31, 2014	October 31, 2013
	(in thousands)
Cash flows from operating activities
Loss before income tax	£(9,131)	£(4,296)

Adjusted for:
Finance income	(41)	(7)
Foreign exchange loss	21	13
Depreciation	16	12
Amortization of intangible fixed assets	7	7
Profit on disposal of assets	—	(14)
Movement in provisions	453	(150)
Research and development expenditure credit	(28)	—
Share-based payment	701	170

Adjusted loss from operations before changes in working capital	(8,002)	(4,265)
(Increase)/decrease in trade and other receivables	(907)	160
Increase in trade and other payables	672	408

Cash used by operations	(8,237)	(3,697)

Taxation received	658	343

Net cash used in operating activities	(7,579)	(3,354)

Investing activities
Proceeds from disposal of property, plant and equipment	—	6
Purchase of property, plant and equipment	(23)	(28)
Interest received	41	7

Net cash generated by / (used in) investing activities	18	(15)

Financing activities
Proceeds from issue of share capital	22,000	4,624
Transaction costs on share capital issued	(1,482)	(168)
Exercise of share options	26	—

Net cash generated from financing activities	20,544	4,456

Increase in cash and cash equivalents	12,983	1,087
Cash and cash equivalents at beginning of period	2,030	3,379

Cash and cash equivalents at end of period	£15,013	£4,466

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

For the nine months ended October 31, 2013 and 2014

Nine months ended October 31, 2014

Group	Share capital	Share premium account	Share- based payment reserve	Merger reserve	Special reserve	Currency translation adjustment	Accumulated deficit	Total
	(in thousands)
At February 1, 2014	£10,075	£40,177	£1,636	£(1,943)	£—	£—	£(45,183)	£4,762
Loss for the period from continuing operations	—	—	—	—	—	—	(8,353)	(8,353)
Currency translation adjustment	—	—	—	—	—	8	—	8

Total comprehensive loss for the period	—	—	—	—		8	(8,353)	(8,345)
New share capital issued	3,384	18,616	—	—		—	—	22,000
Transaction costs on share capital issued	—	(1,482)	—	—		—	—	(1,482)
Cancellation of deferred shares	(13,048)	—	—	—	13,048	—	—	—
Reduction of share premium account	—	(33,236)	—	—	33,236	—	—	—
Elimination of losses	—	—	—	—	(26,291)	—	26,291	—
Share options exercised	—	26	—	—	—	—	—	26
Share-based payment	—	—	701	—	—	—	—	701

At October 31, 2014	£411	£24,101	£2,337	£(1,943)	£19,993	£8	£(27,245)	£17,662

Nine months ended October 31, 2013

Group	Share capital	Share premium account	Share- based payment reserve	Merger reserve	Accumulated deficit	Total
	(in thousands)
At 1 February 2013	£8,788	£33,686	£1,410	£(1,943)	£(39,090)	£2,851
Loss for the period from continuing operations	—	—	—	—	(3,817)	(3,817)

Total comprehensive loss for the period	—	—	—	—	(3,817)	(3,817)
New share capital issued	933	3,691	—	—	—	4,624
Transaction costs on share capital issued	—	(167)	—	—	—	(167)
Share-based payment	—	—	170	—	—	170

At 31 October 2013	£9,721	£37,210	£1,580	£(1,943)	£(42,907)	£3,661

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Notes to the Financial Statements

For the nine months ended October 31, 2013 and 2014

1. Basis of accounting

The unaudited condensed consolidated interim financial statements of Summit Corporation plc and its subsidiaries (the “Company” or the “Group”) for the nine months ended October 31, 2014 have been prepared in accordance with IAS 34 “Interim Financial Reporting” and other International Financial Reporting Standards (IFRS) as issued by the IASB. They do not include all the statements required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at January 31, 2014. These unaudited condensed interim financial statements were authorized for issue by the Board of Directors on January 12, 2015. There have been no changes to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended January 31, 2014.

The interim financial statements have been prepared on a going concern basis. Management, having reviewed the future operating costs of the business in conjunction with the cash held at October 31, 2014, believes the Group has sufficient funds to continue as a going concern for the foreseeable future.

The Group’s activities and results are not exposed to any seasonality.

Reclassification within the Consolidated Financial Statements

In connection with the preparation of the Registration Statement, the Group determined that £835,000 (nine months ended October 31, 2013: £1,136,000) of income received from philanthropic, non-government and not for profit organizations and patient advocacy groups should be reclassified from revenue to other operating income. This reclassification is discussed further in Note 1, “Basis of Accounting,” of our audited consolidated financial statements. This change was considered immaterial to the unaudited condensed consolidated financial statements taken as a whole. This change had no effect on the Group’s operating loss or loss for the periods presented.

2. Estimates

The preparation of condensed consolidated interim financial statements require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these condensed interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended January 31, 2014.

3. Loss per share calculation

The loss per ordinary share has been calculated by dividing the loss for the period by the weighted average number of shares in issue during the nine month period to October 31, 2014, adjusted to reflect the share consolidation and subdivision which took effect on July 3, 2014: 39,510,817 (for the nine month period ended October 31, 2013 adjusted to reflect the share reorganization: 19,412,132).

Since the Group has reported a net loss, diluted loss per ordinary share is equal to basic loss per ordinary share.

4. Financial instruments

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk); cash flow and fair value interest rate risk; credit risk and liquidity risk.

Unaudited Notes to the Financial Statements

For the nine months ended October 31, 2013 and 2014

The condensed interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of January 31, 2014. There have been no changes in any risk management policies since the year end.

5. Segmental reporting

The Group’s activities are covered by one operating and reporting segment: Drug Development, as detailed more fully in the annual consolidated financial statements as of and for the year ended January 31, 2014. There have been no changes to management’s assessment of the operating and reporting segments of the Group during the period.

6. Income taxes

The income tax credit is recognized based on management’s estimate of the expected research and development tax credit as a result of the research and development activities carried out by the Group.

7. New subsidiary

On February 4, 2014 a new wholly owned U.S. subsidiary, Summit Therapeutics Inc., was incorporated in Delaware and operates from an office in Cambridge, Massachusetts. It is the Group’s authorized representative in the United States. Differences arising from the translation of net assets and the results for the period are taken to other comprehensive income.

8. Provisions and contingencies

Provisions

Following the successful equity placing in March 2014, a cash infusion milestone of £0.7 million became due to the U.S. not for profit organizations Muscular Dystrophy Association and Duchenne Partners Fund in accordance with grant agreements with these organizations. The entire amount of £0.7 million was recognized as general and administration expense in the Statement of Comprehensive Income. Of this amount, £0.3 million was paid during the period ended October 31, 2014 and £0.4 million remains payable as of October 31, 2014. The Company previously recognized income of £0.6 million and £0.1 million during the years ended January 31, 2013 and 2012, respectively, from grants received from Muscular Dystrophy Association and Duchenne Partners Fund as a result of incurring qualifying research and development expenses. These grants were not repayable outside of the control of the Company.

Contingencies

In addition to those items provided for above, we also have the following contingencies:

MuOx

Under the option agreement that the Company, the University of Oxford and its technology transfer division, Isis Innovation Limited, or Isis, entered into in November 2013, Isis granted the Company an exclusive option to license the IP arising from the research carried out under the sponsored research agreement. The Company may exercise the option within specified periods. If the Company exercises its option to obtain a license under arising IP, the Company would be obligated to pay Isis up to a specified sum in option exercise fees.

Unaudited Notes to the Financial Statements

For the nine months ended October 31, 2013 and 2014

For any IP arising from the research carried out under the sponsored research agreement and for which the Company has exercised the option and that comprises new chemical entities or compounds, the Company would obtain an exclusive, sublicensable license. The Company is obligated to pay milestone payments of up to £75,000 upon the achievement of specified development milestones, whether such milestones occur prior to or after the Company’s exercise of the option to obtain an exclusive sublicenseable license. Following exercise of such an option the Company would also be obligated to pay milestone payments upon the achievement of specified regulatory milestones with respect to each optioned compound. The specified regulatory milestone payment is due each time the specified regulatory milestone is achieved with respect to an optioned compound and, if each optioned compound achieved each regulatory milestone once, the Company would be obligated to pay Isis a total of £3.7 million in regulatory milestone payments for each optioned compound.

The Company would also be obligated to pay Isis a low single digit royalty of net sales by the Company, its affiliates or sublicensees of any product containing an optioned compound.

Wellcome Trust

Under the terms of the revenue sharing agreement the Company would enter into with the Wellcome Trust to permit its exploitation of the exploitation IP or award products, the Wellcome Trust is entitled to a share of the cumulative net revenue that the Company or its affiliates receive from exploiting the exploitation IP or award products. The Wellcome Trust would be eligible to receive a tiered portion of the net revenue, ranging from a mid-single digit percentage up to a mid-twenties percentage. In addition, the Company would be obligated to pay the Wellcome Trust a milestone in a specified amount if cumulative net revenue exceeds a specified amount. Management currently considers the probability of this milestone payment to be remote.

U.S. Not for Profit Organizations

Muscular Dystrophy Association

If, prior to the first commercial sale of any project product, the Company or any of its affiliates, in one or more transactions, receives more than a specified aggregate amount of funding, the Company has agreed to pay a specified sum to MDA, which the Company refers to as the MDA cash infusion milestone payment. As noted in section “Provisions” above, a provision has been made for this amount as of October 31, 2014. Subsequent to October 31, 2014 this amount was paid to MDA.

The Company has agreed to pay MDA a specified lump sum amount, less any previously paid MDA cash infusion milestone payments, following the regulatory approval of any project product for use or sale in the United States or European Union in the treatment of DMD and an additional specified sum upon achievement of a commercial milestone.

The Company would be obligated to pay MDA a low single digit percentage royalty of worldwide net sales by the Company, its affiliates or licensees of any project product.

Duchenne Partners Fund Inc.

If, prior to the first commercial sale of any project product, the Company or any of its affiliates, in one or more transactions, receives more than a specified aggregate amount of funding, the Company has agreed to pay a specified sum to DPF, which is referred to as the DPF cash infusion milestone payment. This amount has been paid to DPF.

Unaudited Notes to the Financial Statements

For the nine months ended October 31, 2013 and 2014

The Company has agreed to pay DPF specified lump sum, less any previously paid DPF cash infusion milestone payments, following the regulatory approval of any project product for use or sale in the United States or European Union in the treatment of DMD and an additional specified sum upon achievement of a commercial milestone.

The Company would be obligated to pay DPF a low single digit percentage royalty of worldwide net sales by the Company, its affiliates or licensees of any project product.

The total amount payable with respect to regulatory milestones under the U.S. not for profit organization agreements would be $2.5 million if the Company meets all regulatory milestones. The total amount payable with respect to royalties is not known due to the contingent nature of the payments.

9. Share option scheme

The Company made two grants of share options during the period: 575,000 options were granted to a select number of employees on June 23, 2014 and a general award of 1,458,341 was granted on July 15, 2014. On this date, the Company also cancelled and replaced 100,000 options that were previously awarded on May 30, 2013 with options that have the same exercise price and vesting conditions. The numbers of all awards have been adjusted for the share consolidation (see Note 11).

The movement in the number of share options is set out below (the comparatives have been restated following the share consolidation):

	Weighted average exercise price	Nine months ended October 31, 2014	Weighted average exercise price	Nine months ended October 31, 2013
Outstanding at February 1	1.27	3,573,597	1.02	2,720,703
Granted during the period	1.27	2,133,341	0.80	100,000
Exercised during the period	0.47	(56,285)	—	—
Lapsed/surrendered during the period	2.27	(524,815)	0.87	(442,476)

Number of outstanding options	1.18	5,125,838	1.04	2,378,227

The share-based payment expense for the period to October 31, 2014 was £701,000 (nine months ended October 31, 2013: £170,000) which has been allocated to the Research and development and General and administration expense lines of the Unaudited Condensed Consolidated Interim Statement of Comprehensive Income as follows:

	Nine months ended October 31, 2014 £	Nine months ended October 31, 2013 £
	(in thousands)
Research and development	174	29
General and administration	527	141

	£701	£170

10. Issue of share capital

In March 2014 the number of ordinary shares in issue increased to 41,061,412 following the placing of 16,923,077 ordinary £0.01 shares. The shares rank pari passu with existing ordinary shares. The equity placing raised net proceeds of £20.5 million.

Unaudited Notes to the Financial Statements

For the nine months ended October 31, 2013 and 2014

In October 2014, the number of ordinary shares in issue increased to 41,117,697 following the exercise of 56,285 share options. The shares rank pari passu with existing ordinary shares. The exercise of options raised net proceeds of £0.03 million.

11. Share consolidation

On July 3, 2014 the shareholders approved a consolidation and subdivision of the Company’s share capital as part of a share capital reorganization. The capital reorganization consisted of three elements;

•	a consolidation of every 20 existing ordinary shares into one consolidated ordinary share; followed by

•	an immediate subdivision of each of those ordinary shares into one new ordinary share and 19 new deferred shares; and

•	a capital reduction to cancel the existing and new deferred shares together with a reduction of the Company’s Share Premium Account.

The consolidation and subdivision took place on July 3, 2014 and resulted in the issued ordinary share capital of the Company consisting of 41,061,412 ordinary shares of £0.01 each. The cancellation of deferred shares and the reduction of the Company’s Share Premium Account took effect on September 3, 2014. At the same time, the Company’s Accumulated Deficit was reduced and the Special Reserve was created. The Special Reserve does not represent realized profits of the Company and is treated as an undistributable reserve under U.K. law. This determination might change in future periods if and when allowed by U.K. law. These changes have been reflected in these condensed consolidated interim financial statements.

12. Related-party transactions

During the nine months to October 31, 2014, £24,431 was paid to Dr. Frank M. Armstrong Consulting Limited, a company controlled by Dr. Frank Armstrong in respect of his fees as Non-Executive Director and Chairman (nine months to October 31, 2013 £24,958). Of this amount £nil was outstanding at October 31, 2014 (January 31, 2014: £692).

During the nine months to October 31, 2014, £9,000 was paid to GECR, the trading name of Burnbrae Media Limited, a company controlled by Mr. Jim Mellon, and an additional £4,000 payment was made directly to Burnbrae Media Limited, in respect of investor relations support services. In the nine month period to October 31, 2013, these services were performed by T1ps.com Limited, a company also controlled by Mr. Mellon with £15,550 being paid during that period. Of this amount £nil was outstanding at October 31, 2014 (January 31, 2014: £nil). The Group had an existing relationship with T1ps.com Limited prior to Mr. Mellon becoming a Non-Executive Director of the Group. Mr. Mellon resigned as a Non-Executive Director of the Group effective December 3, 2014.

The aggregate emoluments of the Directors of the Company are shown below.

	Nine month period ended October 31, 2014	Nine month period ended October 31, 2013
	(in thousands)
Aggregate emoluments	£243	£201
Pension contributions	—	7

	£243	£208

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Summit Corporation plc:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of comprehensive income, cash flows and changes in equity present fairly, in all material respects, the financial position of Summit Corporation plc and its subsidiaries (the “Company”) at January 31, 2014 and 2013, and the results of its operations, changes in equity, and cash flows for each of the two years in the period ended January 31, 2014, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Reading, United Kingdom

December 3, 2014

Consolidated Statement of Financial Position

As at January 31, 2013 and 2014

		Year ended January 31,
	Note	2014	2013
		(in thousands)
ASSETS
Non-current assets
Goodwill	5	£664	£—
Intangible assets	11	3,493	171
Property, plant and equipment	12	43	23

		4,200	194
Current assets
Trade and other receivables	13	431	461
Current tax receivable		634	343
Cash and cash equivalents		2,030	3,379

		3,095	4,183

Total assets		7,295	4,377

LIABILITIES
Non-current liabilities
Deferred tax liability	17	(664)	—

		(664)	—
Current liabilities
Trade and other payables	14	(1,852)	(1,376)
Provisions for other liabilities and charges	16	(17)	(150)

		(1,869)	(1,526)

Total liabilities		(2,533)	(1,526)

Net assets		4,762	2,851

EQUITY
Share capital	18	10,075	8,788
Share premium account		40,177	33,686
Share-based payment reserve		1,636	1,410
Merger reserve		(1,943)	(1,943)
Accumulated deficit		(45,183)	(39,090)

Total equity		£4,762	£2,851

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

For the years ended January 31, 2013 and 2014

		Year ended January 31,
	Note	2014	2013
		(in thousands, except per share data)
Other operating income(1)	7	£1,844	£1,895

Operating expenses
Research and development(2)		(6,611)	(4,731)
General and administration(2)		(1,942)	(1,741)

Total operating expenses	7	(8,553)	(6,472)

Operating loss		(6,709)	(4,577)
Finance income		9	11

Loss before income tax	7	(6,700)	(4,566)
Income tax	9	607	341

Loss for the year		(6,093)	(4,225)

Loss and total comprehensive loss for the year attributable to owners of the parent		(6,093)	(4,225)

Basic and diluted loss per ordinary share from continuing operations (post consolidation and subdivision(3))	10	£(0.30)	£(0.27)

(1)	As discussed in Note 1, “Basis of accounting,” the Group reclassified £1,375,000 (2013: £1,814,000) from revenue to other operating income. This change had no effect on the Group’s operating loss or loss for the year.
(2)	The Group has reclassified costs previously disclosed separately on the face of the Consolidated Statement of Comprehensive Income to the “General and administration” and “Research and development” expense lines as appropriate. See Note 7 for more information.
(3)	Basic and diluted loss per ordinary share from continuing operations have been adjusted retrospectively to reflect the effect of the share consolidation and subdivision subsequent to year end on July 3, 2014 (Note 23).

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the years ended January 31, 2013 and 2014

		Year ended January 31,
	Note	2014	2013
		(in thousands)
Cash flows from operating activities
Loss before income tax		£(6,700)	£(4,566)

		(6,700)	(4,566)
Adjusted for:
Finance income		(9)	(11)
Foreign exchange loss		18	5
Depreciation		17	48
Amortization of intangible fixed assets		9	45
(Profit)/Loss on disposal of property, plant and equipment and intangibles	7	(14)	21
Impairment charge	11	—	899
Movement in provisions	16	(133)	(55)
Research and development expenditure credit		(29)	—
Share-based payment		226	115

Adjusted loss from operations before changes in working capital and provisions		(6,615)	(3,499)
Increase in trade and other receivables		(65)	(45)
Increase in trade and other payables		465	85

Cash used by operations		(6,215)	(3,459)
Taxation received		346	272

Net cash used in operating activities		(5,869)	(3,187)

Investing activities
Proceeds from disposal of property, plant and equipment		102	—
Purchase of property, plant and equipment		(37)	(33)
Purchase of intangible assets		(10)	(43)
Interest received		9	11

Net cash generated by/(used in) investing activities		64	(65)

Financing activities Proceeds from issue of share capital		4,663	5,000
Transaction costs on share capital issued		(207)	(445)

Net cash generated from financing activities		4,456	4,555

(Decrease)/Increase in cash and cash equivalents		(1,349)	1,303
Cash and cash equivalents at beginning of year		3,379	2,076

Cash and cash equivalents at end of year		£2,030	£3,379

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

For the years ended January 31, 2013 and 2014

Year ended January 31, 2014

	Share capital	Share premium account	Share-based payment reserve	Merger reserve	Accumulated deficit	Total
Group
	(in thousands)
At February 1, 2013	£8,788	£33,686	£1,410	£(1,943)	£(39,090)	£2,851
Loss for the year from continuing operations	—	—	—	—	(6,093)	(6,093)

Total comprehensive loss for the year	—	—	—	—	(6,093)	(6,093)
New share capital issued	1,287	6,698	—	—	—	7,985
Transaction costs on share capital issued	—	(207)	—	—	—	(207)
Share-based payment	—	—	226	—	—	226

At January 31, 2014	£10,075	£40,177	£1,636	£(1,943)	£(45,183)	£4,762

Year ended January 31, 2013

	Share capital	Share premium account	Share-based payment reserve	Merger reserve	Accumulated deficit	Total
Group
	(in thousands)
At February 1, 2012	£7,121	£30,798	£1,295	£(1,943)	£(34,865)	£2,406
Loss for the year from continuing operations	—	—	—	—	(4,225)	(4,225)

Total comprehensive loss for the year	—	—	—	—	(4,225)	(4,225)
New share capital issued	1,667	3,333	—	—	—	5,000
Transaction costs on share capital issued	—	(445)	—	—	—	(445)
Share-based payment	—	—	115	—	—	115

At January 31, 2013	£8,788	£33,686	£1,410	£(1,943)	£(39,090)	£2,851

The accompanying notes form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

1. Basis of accounting

The principal accounting policies adopted by Summit Corporation plc and its subsidiaries (“the Company” or “the Group”) in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRSs as issued by IASB). The Consolidated Financial Statements have been prepared on a going concern basis and under the historical cost convention. These consolidated financial statements were authorized for issue by the Board of Directors on December 3, 2014.

Going concern

The financial information in these financial statements has been prepared on a going concern basis which assumes that the Group will continue in operational existence for the foreseeable future.

After review of the future operating costs of the business in conjunction with the cash held at January 31, 2014 and the net proceeds of approximately £20.5 million received following completion of a fund raising in March 2014, management believes the Group has sufficient funds to continue as a going concern for the foreseeable future.

Use of estimates

The preparation of the financial statements, in conformity with IFRSs as issued by IASB, requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results may ultimately differ from those estimates. The areas involving higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements, are disclosed in Note 2, ‘Critical accounting estimates and judgments’.

Reclassification within the consolidated financial statements

In connection with the preparation of the Registration Statement, the Group determined that £1.4 million (2013: £1,8 million) of income received from philanthropic, non-government and not for profit organizations and patient advocacy groups should be reclassified from revenue to other operating income. As described below, in our revised accounting policy for other operating income, we consider that such arrangements are most similar to government grants and, accordingly, this income is recognized as other operating income in accordance with International Accounting Standard 20, “Accounting for Government Grants and Disclosure of Government Assistance”. The Group revised its consolidated financial statements to correct this classification error. This change was considered immaterial to the consolidated financial statements taken as a whole. This change had no effect on the Group’s operating loss or loss for the year.

A summary of the principal accounting policies is set out below.

Basis of consolidation

The Consolidated Financial Statements incorporate the financial statements of the Group and entities controlled by the Group made up to the reporting date.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

1. Basis of accounting (Continued)

Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiary undertakings acquired or disposed of in the year are included in the Consolidated Statement of Comprehensive Income from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Business combinations

The cost of an acquisition is measured as the fair value of the assets exchanged, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired together with liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable net assets is recorded as goodwill. Goodwill is not amortized but is reviewed for impairment at least annually and more frequently whenever there is an indication of impairment.

Intangible assets

In-process research and development that is separately acquired as part of a company acquisition or in-licensing agreement is capitalized even if they have not yet demonstrated technical feasibility, which is usually signified by regulatory approval. The intangible asset relating to intellectual property rights capitalized as part of the acquisition of MuOx Limited in November 2013 is considered to be not yet available for use. As such, it will not be subject to amortization and will be tested for impairment at least annually or whenever there is an indicator of impairment. Amortization will commence when either products underpinned by the intellectual property rights or the rights themselves become available for use.

Other intangible assets, comprising patents are amortized in equal instalments over their useful estimated lives as follows:

All patents (once filed):	Over the period of the relevant patents (assumed to be 20 years)

Impairment of assets

At each year end date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of fair value, reflecting market conditions less costs to sell, and value in use based on an internal discounted cash flow evaluation. Impairment losses recognized for cash-generating units is charged pro rata to the other assets in the cash generating unit. All assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. See Note 11 for details.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

1. Basis of accounting (Continued)

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation. Cost comprises the purchase price plus any incidental costs of acquisition and commissioning. Depreciation is calculated to write-off the cost, less residual value, in equal annual instalments over their estimated useful lives as follows:

Leasehold improvements	Over the period of the remaining lease
Laboratory equipment	3-10 years
Office and IT equipment	3-5 years

The residual value, if not insignificant, is reassessed annually.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, where it is probable that an outflow of resources will be required to settle the obligation, and where a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, the expected future cash flows will be discounted using a pre-tax discount rate, adjusted for risk where it is inherent in a specific liability.

Other operating income

Other operating income primarily consists of amounts received from philanthropic, non-government and not for profit organizations and patient advocacy groups, including the Wellcome Trust. Because IFRS, as issued by IASB, does not provide specific accounting guidance for the treatment of amounts received from such organizations, the Group has applied the guidance in International Accounting Standard 8, “Accounting Policies Changes in Accounting Estimates and Errors,” and the Group considers that such arrangements are most similar to government grants. Accordingly, these amounts are recognized as other operating income in accordance with International Accounting Standard 20, “Accounting for Government Grants and Disclosure of Government Assistance,” at the same time as the underlying expenditure is incurred, provided that there is reasonable assurance that the Group will comply with the conditions of such awards. The monies received through these means are held as deferred income in the Consolidated Statement of Financial Position and are released to the Consolidated Statement of Comprehensive Income as the expenditure is incurred.

Other operating income also includes grant income from the government and government agencies. Grant related income is also recognized as other operating income in accordance with IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance,” at the same time as the underlying expenditure is incurred.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the year end date. All differences are taken to the Consolidated Statement of Comprehensive Income.

Assets and liabilities of subsidiaries that have a functional currency different from the presentation currency (pound sterling), if any, are translated at the closing rate at the date of each statement of financial position presented. Income and expenses are translated at average exchange rates. All resulting exchange differences are recognized in other comprehensive income (loss), if any.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

1. Basis of accounting (Continued)

Employee benefits

All employee benefit costs, notably holiday pay, bonuses and contributions to Company or personal defined contribution pension schemes are charged to the Consolidated Statement of Comprehensive Income on an accruals basis.

Leased assets

Costs in respect of operating leases are charged to the Consolidated Statement of Comprehensive Income on a straight line basis over the lease term. Assets relating to lease incentives are depreciated over the life of the lease and are included in property, plant and equipment as leasehold improvements.

Research and development

All ongoing research expenditure is currently expensed in the period in which it is incurred. Due to the regulatory environment inherent in the development of the Group’s products, the criteria for development costs to be recognized as an asset, as set out in IAS 38 “Intangible Assets,” are not met until a product has received regulatory approval and it is probable that future economic benefit will flow to the Group. The Group currently has no qualifying expenditure.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and deposits held on call with the bank.

Share-based payments

In accordance with IFRS 2 “Share-based payment,” share options are measured at fair value at their grant date. The fair value for the majority of the options is calculated using the Black-Scholes formula and charged to the Consolidated Statement of Comprehensive Income on a straight-line basis over the expected vesting period. For those options issued with vesting conditions other than remaining in employment (for example, those conditional upon the Group achieving certain predetermined financial criteria) either a Monte-Carlo model and a Hull White trinomial lattice model have been used. At each year end date, the Group revises its estimate of the number of options that are expected to become exercisable. This estimate is not revised according to estimates of changes in market based conditions.

Current taxation

Income tax is recognized or provided at amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted or substantively enacted at the year end date.

Research and development tax credits not received at the year end date are included as current assets within the Consolidated Statement of Financial Position.

Amounts receivable under the Research and Development Expenditure Credit are included within other operating income in the Consolidated Statement of Comprehensive Income with a corresponding asset included as current asset within the Consolidated Statement of Financial Position.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

1. Basis of accounting (Continued)

Deferred taxation

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the Consolidated Statement of Financial Position differs from its tax base, except for differences arising on:

•	The initial recognition of goodwill;

•	The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and

•	Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax liabilities/(assets) are settled/(recovered).

Financial instruments

The Group holds financial assets and liabilities in the respective categories “Loans and receivables” and “Financial liabilities measured at amortized cost.” Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to the debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the year end date, which are classified as non-current assets. Other liabilities consist of trade and other payables, being balances arising in the course of normal business with suppliers, contractors and other service providers, and borrowings, being loans and hire purchase funds advanced for the refit of leasehold premises and the purchase of laboratory equipment, fixtures and fittings. Loans and receivables, and other liabilities are initially recorded at fair value, and thereafter at amortized cost, if the timing difference is deemed to impact the fair value of the asset or liability.

The Group assesses at each year end date whether there is objective evidence that a financial asset or a group of financial assets is impaired. The Group does not hold or trade in derivative financial instruments.

Share capital and premium

When shares are issued, the nominal value of the shares is credited to the share capital reserve. Any premium paid above the nominal value is credited to the share premium. Summit Corporation plc shares have a nominal value of £0.01 per share.

Share-based payment reserve

The share-based payment reserve arises as the expense of issuing share-based payments is recognized over time (share option grants). The reserve will fall as share options vest and are exercised, and the impact of the subsequent dilution of earnings crystallizes, but the reserve may equally rise or might see any reduction offset, as new potentially dilutive share options are issued.

Merger reserve

The merger reserve was created during Group reorganization in 2004.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

1. Basis of accounting (Continued)

Accumulated deficit

The accumulated deficit records the accumulated profits and losses of the Group since inception of the business. Where businesses or companies are acquired, only the profits or losses arising from the date of acquisition are included.

Warrants

Warrants issued by the Group are recognized and classified as equity when upon exercise the Company would issue a fixed amount of its own equity instruments (Ordinary shares) in exchange for a fixed amount of cash or another financial asset.

Consideration received, net of incremental costs directly attributable to the issue of such new warrants, is shown in equity. Such warrants are not re-measured at fair value in subsequent reporting periods.

When the warrants are exercised, the Company issues new Ordinary shares. The proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

2. Critical accounting estimates and judgments

The preparation of the Consolidated Financial Statements requires the Group to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Group bases its estimates and judgments on historical experience and various other assumptions that it considers to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.

Other operating income

Other operating income primarily consists of amounts received from philanthropic, non-government and not for profit organizations and patient advocacy groups, including the Wellcome Trust. Because IFRS, as issued by IASB, does not provide specific accounting guidance for the treatment of amounts received from such organizations, the Group has applied the guidance in International Accounting Standard 8, “Accounting Policies, Changes in Accounting Estimates and Errors,” and the Group considers that such arrangements are most similar to government grants. Accordingly, these amounts are recognized as other operating income in accordance with International Accounting Standard 20, “Accounting for Government Grants and Disclosure of Government Assistance,” at the same time as the underlying expenditure is incurred, provided that there is reasonable assurance that the Group will comply with the conditions of such awards.

Under the terms of the various arrangements with such organizations, should the Group successfully commercialize its products, the Group has agreed to enter into certain revenue sharing agreements, under which those organizations will be entitled to a share of the cumulative net revenue that the Group or its affiliates receive from exploiting the relevant IP or award products. These royalties will be recognized as a reduction in revenue in line with the any potential future sales made by the Group. In addition, should certain milestones be achieved, the Group will be obligated to make milestone payments to certain such organizations. Both potential future royalty and milestone payment obligations are disclosed as a contingent liability in our consolidated financial statements (Note 16).

Recognition of research expenditure

The Group recognizes expenditure incurred in carrying out its research and development activities in line with the management’s best estimation of the stage of completion of each separately contracted study or activity. This includes the calculation of research and development accruals at each period to account for expenditure that has

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

2. Critical accounting estimates and judgments (Continued)

been incurred. This requires estimations of the full costs to complete each study or activity and also estimation of the current stage of completion. In all cases, the full cost of each study or activity is expensed by the time the final report or where applicable, product, has been received.

Business combinations

On November 22, 2013, the Group acquired 100% of the share capital of MuOx Limited, a University of Oxford spin-off company which holds exclusive rights to early stage utrophin modulators and core biological screening technology. International Financial Reporting Standard 3, “Business Combinations,” requires an entity to identify whether a transaction is the acquisition of a business or an asset. The group has considered the guidance in IFRS 3 and concluded that the transaction is the acquisition of a business (Note 5).

The MuOx transaction was concluded through a number of agreements with the selling shareholders as detailed in Note 5. Certain of these agreements require additional payments for research services and research outcomes. These payments and potential payments have been assessed using the indicators in IFRS 3 to determine if the payments are additional consideration, employee compensation or research services. All such payments were assessed as either employee compensation or research services and will be expensed in the post acquisition period as incurred.

The estimation of fair value of assets acquired and liabilities assumed in this business combination is considered to be a significant source of measurement uncertainty.

The rights to intellectual property acquired have been recognized at fair value at the acquisition date (Note 5), estimated using a cash flow model.

Impairment

The Group reviews annually whether there is any indication that intangible assets have suffered any impairment, in accordance with the accounting policy stated in Note 1, and if there is any indication then further tests are undertaken to determine the potential impact on the carrying value of the assets. The recoverable amounts of cash generating units have been determined based on value-in-use calculations which will be incurred in selling it. These calculations require the use of estimates; the nature of the estimates used in impairment testing as at January 31, 2014 and January 31, 2013 are presented in Note 11.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

3. Changes to accounting policies

During the year ended January 31, 2014 the following new standards, amendments to standards or interpretations became effective for the first time. The adoption of these interpretations, standards or amendment to standards were either not relevant for the Group or have not led to any significant impact on the Group’s financial statements.

International Accounting Standards (IAS/IFRS)		Effective Date
IFRS 7	Disclosures—Transfers of Financial Assets (amendments)	January 1, 2013
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 19	Employee Benefits	January 1, 2013
IAS 27	Separate Financial Statements	January 1, 2013
IAS 28	Investments in Associates and Joint Ventures	January 1, 2013

International Financial Reporting Interpretations (IFRI)
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013

The International Accounting Standards Board (‘IASB’) and the International Financing Reporting Interpretations Committee (‘IFRIC’) have issued the following standards and interpretations to be applied to financial statements with periods commencing on or after the following dates:

International Accounting Standards (IAS/IFRS)		Effective Date
IFRS 9	Financial Instruments	January 1, 2015
IFRS 15	Revenue from contracts with customers	January 1, 2017
IAS 32	Disclosures—Offsetting Financial Assets and Financial Liabilities (amendment)	January 1, 2014
IAS 36	Impairment of Assets	January 1, 2014
IAS 39	Financial Instruments: Recognition and Measurement	January 1, 2014

International Financial Reporting Interpretations (IFRI)
IFRIC 21	Levies	January 1, 2014

The Directors anticipate that the adoption of these standards and interpretations in future periods will have no material impact on these consolidated financial statements.

4. Segment reporting

The Summit Group comprises seven legal entities, of which three are trading. These included the six subsidiary companies and the Group holding company, Summit Corporation plc. The Group operates in one reportable segment: drug development. The chief operating decision-maker has been identified as the Executive Management team including the Chief Executive Officer and the Chief Financial Officer. The Executive Management Team reviews the consolidated operating results regularly to make decisions about the resources and to assess overall performance.

The Drug Development segment covers Summit’s research and development activities carried out by the Group, primarily comprising the DMD and the CDI programs.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

4. Segment reporting (Continued)

The corporate and other activities at Summit Corporation plc and Summit (Oxford) Limited which comprise the costs incurred in providing the facilities, finance, human resource and information technology services are incurred by the main segment of the Group.

All of the Group’s assets are held in the U.K.

5. Acquisition of subsidiary

On November 22, 2013, the Group acquired 100% of the share capital of MuOx Limited, a University of Oxford spin-off company which holds exclusive rights to early stage utrophin modulators and core biological screening technology. At the same time the Group also entered into a number of key agreements including a sponsored research agreement, an exclusive option agreement over new intellectual property developed (see below and Note 16) and a warrant instrument (see below and Note 18).

The acquired business did not contribute any revenues (or costs) and did not contribute any net profit (or loss) from this date. If the acquisition had occurred on February 1, 2013, the Group’s other operating income would have been unchanged and the Group’s loss would have been £6,113,000. These amounts have been calculated using the Group’s accounting policies. No adjustments to the results in respect of fair value adjustments are required.

Purchase consideration	£
Fair value of shares issued	3,321,350

Total purchase consideration	3,321,350

The fair value of the shares issued was based on the published share price.

Recognized amounts of identifiable assets acquired and liabilities assumed as of November 22, 2013 arising from the acquisition are as follows:

£
Deed of License of Knowhow with University of Oxford	3,321,350
Deferred tax liability	(664,270)

Total identifiable net assets	2,657,080

Goodwill	664,270
Total	3,321,350

The deed of license of knowhow above was fair valued on acquisition using a risk adjusted, discounted cash flow valuation model which assessed the potential cash flows arising from the program over an expected development timeline. Goodwill is attributable to synergies expected from the Group’s collaboration with the University of Oxford and other founders of MuOx Limited. The Group initially recorded the provisional amounts of the fair values of identifiable assets acquired and liabilities assumed since it had not completed the accounting for this business combination at year end. Subsequent to year end, the Group completed its assessment of the fair values of identifiable assets acquired and liabilities assumed which resulted in certain measurement period adjustments to reflect new information obtained about facts and circumstances that were in existence at the acquisition date. In connection with the preparation of the Registration Statement, the Group retrospectively adjusted the fair values of identifiable assets acquired and liabilities assumed. These adjusted amounts were included in these consolidated financial statements.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

5. Acquisition of subsidiary (Continued)

As part of the transaction warrants over 354,090 Ordinary Shares (as updated for share consolidation and subdivision) were issued at an issue price of £0.01. These warrants can be exercised on achievement of key preclinical and clinical development milestones within a predetermined time period (Note 18).

The Group will pay up to £1.5 million to the University of Oxford for services to be provided by the key scientists to identify and research utrophin modulators over a 3 year period. These scientists must remain in employment with the University of Oxford during this time or suggest acceptable replacements. This amount will be treated as compensation cost and expensed over a 3 year period of the agreement.

Under the option agreement that the Group, the University of Oxford and its technology transfer division, Isis Innovation Limited, or Isis, entered into in November 2013, Isis granted to the Group an exclusive option to license the IP arising from the research carried out under the sponsored research agreement. The Group may exercise the option within specified periods. If the Group exercises its option to obtain a license under arising IP, the Group would be obligated to pay Isis a specified sum in option exercise fees.

For any IP arising from the research carried out under the sponsored research agreement and for which the Group has exercised the option and that comprises new chemical entities or compounds, the Group would obtain an exclusive, sublicenseable license. The Group is obligated to pay milestone payments of up to £75,000 upon the achievement of specified development milestones, whether such milestones occur prior to or after the Group’s exercise of the option to obtain an exclusive sublicenseable license. Following exercise of such an option the Group would also be obligated to pay milestone payments upon the achievement of specified regulatory milestones with respect to each optioned compound. The specified regulatory milestone payment is due each time the specified regulatory milestone is achieved with respect to an optioned compound and, if each optioned compound achieved each regulatory milestone, the Group would be obligated to pay Isis a total of £3.7 million in regulatory milestone payments for each optioned compound.

The Group would also be obligated to pay Isis a low single digit royalty of net sales by the Group, its affiliates or sublicensees of any product containing an optioned compound.

Goodwill of £664,000 arising on acquisition of MuOx represented all of the goodwill balance as of January 31, 2014. There were no other movements in goodwill in the years presented.

6. Directors and employees

The average number of employees of the Group, including Executive Directors, during the  year was:

	January 31, 2014	January 31, 2013
Technical, research and development	7	16
Corporate and administration	10	11

	17	27

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

6. Directors and employees (Continued)

Their aggregate remuneration comprised:

	January 31, 2014	January 31, 2013
	(in thousands)
Wages and salaries	£1,191	£1,530
Social security costs	146	152
Other pension costs	77	81
Share-based payment	226	115

	£1,640	£1,878

The Directors are of the opinion that the key management of the Group comprises the Executive and Non-Executive Directors of Summit Corporation plc, together with the Executive Management team. These persons have authority and responsibility for planning, directing and controlling the activities of the entity.

The aggregate amounts of key management compensation are set out below:

	Year ended January 31, 2014	Year ended January 31, 2013
	(in thousands)
Short term employee benefits	£355	£397
Post-employment benefits	22	41
Termination benefits	—	66
Share-based payment	182	101

	£559	£605

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

7. Loss before income tax

	Note	Year ended January 31, 2014	Year ended January 31, 2013
		(in thousands)
Other operating income
Income recognized in respect of the Wellcome Trust		£1,375	£1,101
Grant income		307	81
Other income		133	713
Research and development credit		29	—

		1,844	1,895
Research and development
Employee benefit expense	6	868	898
Share-based payment expense		38	29
Programme related costs		5,013	2,015
Amortization of intangible assets	11	9	45
Impairment of intangible assets	11	—	899
Cessation of in-house discovery research		—	308
Release of provision for contingent consideration	16	—	(205)
Other research and development costs		683	742

		6,611	4,731

General and administration
Employee benefit expense	6	546	474
Share-based payment expense		188	86
Foreign exchange loss		18	5
Depreciation of property, plant and equipment	12	17	48
Operating lease rentals		117	184
Other general and administration costs		1,056	944

		1,942	1,741

Included in other operating income are amounts recognized from the arrangements with charitable, not for profit and patient organizations in support of the DMD program. Grant income includes amounts received from Innovate UK. The Group has complied with all the conditions attached to these awards.

Included in the cessation of inhouse discovery research costs in the prior year are employee redundancy costs of £92,000, termination costs in respect of a Director of £66,000 and a provision for dilapidation costs in respect of the laboratory facilities of £150,000.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

8. Auditors’ remuneration

Services provided by the Group’s auditors

During the year the Group obtained the following services from the Group’s auditors at the cost detailed below:

	Year ended January 31, 2014	Year ended January 31, 2013
	(in thousands)
Fees to the Company’s auditors for the audit of the Parent Company and Consolidated Financial Statements	£21	£20
Fees to the Company’s auditors for other services
–The audit of the Company’s subsidiaries	9	5
–Audit related assurance services	3	11
–Tax advisory services	8	—
–Tax compliance services	6	6

Total fees	£47	£42

9. Taxation

Analysis of credit in period	Year ended January 31, 2014	Year ended January 31, 2013
	(in thousands)
United Kingdom corporation tax at 23% (2013:24%)
Current tax credit	£604	£343
Prior year adjustment	3	(2)

Taxation	£607	£341

The difference between the total current tax shown above and the amount calculated by applying the standard rate of U.K. corporation tax to the loss before tax is as follows:

Loss before tax	£(6,700)	£(4,566)

Loss on ordinary activities multiplied by standard rate of corporation tax in the United Kingdom of 23% (2013: 24%)	(1,552)	(1,096)

Non-deductible expenses	88	33
Additional deduction for R&D expenditure	(707)	(533)
R&D tax credits recoverable at a lower effective rate of 11% (2013: 11%)	669	392
Depreciation in excess of capital allowances	(9)	8
Taxable losses not recognized	901	819
Other differences	6	34
Prior year adjustments	(3)	2

Total taxation	£(607)	£(341)

There are no current tax liabilities as at January 31, 2014 (2013: nil).

See Note 17 for further details about deferred tax.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

10. Loss per share

The loss per share for continuing operations has been calculated using the loss for the year attributable to continuing operations of £6,093,000 (year ended January 31, 2013: loss of £4,225,000) and dividing this by the weighted average number of Ordinary shares in issue during the year to January 31, 2014: 20,509,631 (year ended January 31, 2013: 15,809,445). The numbers of Ordinary shares in issue were updated retrospectively to give effect to the share consolidation and subdivision which occurred subsequent to year end on July 3, 2014 (Note 23).

Since the Group has reported a net loss for continuing activities, diluted loss per share is equal to basic loss per share.

Potentially dilutive shares capable of vesting under the share options and warrants currently outstanding totaled 3,780,806 as of January 31, 2014 (January 31, 2013: 2,499,213). The numbers of share options and warrants outstanding were updated retrospectively to give effect to the share consolidation and subdivision which occurred subsequent to year end on July 3, 2014 (Note 23).

11. Intangible assets

	Iminosugar related programs acquired	Utrophin program acquired	Other patents and licenses	Total
	(in thousands)
Cost
At February 1, 2013	£1,380	£—	£187	£1,567
Additions	—	3,321	10	3,331

At January 31, 2014	1,380	3,321	197	4,898

Accumulated amortization and impairment
At February 1, 2013	(1,380)	—	(16)	(1,396)
Provided in the year	—	—	(9)	(9)

At January 31, 2014	(1,380)	—	(25)	(1,405)

Net book amount
At February 1, 2013	—	—	171	171

At January 31, 2014	£—	£3,321	£172	£3,493

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

11. Intangible assets (Continued)

	Iminosugar related programs acquired	Other patents and licenses	Total
	(in thousands)
Cost
At February 1, 2012	£1,380	£180	£1,560
Additions	—	43	43
Disposals	—	(36)	(36)

At January 31, 2013	1,380	187	1,567

Accumulated amortization and impairment
At February 1, 2012	(445)	(11)	(456)
Provided in the year	(36)	(9)	(45)
Impairments	(899)	—	(899)
Disposals	—	4	4

At January 31, 2013	(1,380)	(16)	(1,396)

Net book amount
At February 1, 2012	935	169	1,104

At January 31, 2013	£—	£171	£171

Amortization of intangible assets is included in the line “Depreciation and amortization” shown on the face of the Consolidated Statement of Comprehensive Income.

In accordance with IAS 38, Intangible assets have been reviewed for impairment.

The key assumptions used in the valuation model to assess for impairment are as follows:

•	Expected research and development costs

•	Probabilities of achieving development milestones based on industry standards

•	Reported disease prevalence

•	Expected market share

•	Drug reimbursement, costs of goods and marketing estimates

•	Expected patent life

The valuation model covers a period significantly longer than five years which is based on expected patent life, once filed, due to the length of the development cycle for assets of this nature. A discount factor of 18% has been used over the forecast period.

Based on sensitivity analysis, no reasonably possible change in assumptions would cause the carrying value of this asset to exceed its recoverable amount.

On November 22, 2013 the Group recognized £3,321,000 of intangible assets related to the utrophin program and £664,270 of goodwill upon acquisition of MuOx Limited (Note 5).

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

12. Property, plant & equipment

	Leasehold improvements	Laboratory equipment	Office and IT equipment	Total
	(in thousands)
Cost
At February 1, 2013	£5	£137	£114	£256
Additions	9	—	28	37
Disposals	(5)	—	(15)	(20)

At January 31, 2014	9	137	127	273

Accumulated depreciation
At February 1, 2013	(4)	(135)	(94)	(233)
Charge for the year	(2)	—	(15)	(17)
Disposals	5	—	15	20

At January 31, 2014	(1)	(135)	(94)	(230)

Net book value
At February 1, 2013	1	2	20	23

At January 31, 2014	£8	£2	£33	£43

	Leasehold improvements	Laboratory equipment	Office and IT equipment	Total
	(in thousands)
Cost
At February 1, 2012	£5	£1,131	£122	£1,258
Additions	—	10	23	33
Disposals	—	(1,004)	(31)	(1,035)

At January 31, 2013	5	137	114	256

Accumulated depreciation
At February 1, 2012	(3)	(995)	(111)	(1,109)
Charge for the year	(1)	(33)	(14)	(48)
Disposals	—	893	31	924

At January 31, 2013	(4)	(135)	(94)	(233)

Net book value
At February 1, 2012	2	136	11	149

At January 31, 2013	£1	£2	£20	£23

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

13. Trade and other receivables

	Year ended January 31, 2014	Year ended January 31, 2013
	(in thousands)
Trade receivables	£—	£51
Other receivables	86	187
Prepayments and accrued income	345	223

	£431	£461

14. Trade and other payables

	Year ended January 31, 2014	Year ended January 31, 2013
	(in thousands)
Trade payables	£349	£254
Other taxes and social security costs	56	70
Accruals and deferred income	1,412	998
Other creditors	35	54

	£1,852	£1,376

15. Financial instruments

	Note	Year ended January 31, 2014	Year ended January 31, 2013
		(in thousands)
Cash and cash equivalents		£2,030	£3,379
Loans and receivables

Trade and other receivables	13	431	461

Financial liabilities measured at amortized cost

Trade and other payables	14	£1,852	£1,376

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk); cash flow and fair value interest rate risk; credit risk; and liquidity risk.

The Group’s principal financial instrument comprises cash, and this is used to finance the Group’s operations. The Group has various other financial instruments such as trade receivables and payables that arise directly from its operations. The category of loans and receivables contains only trade and other receivables, shown on the face of the Consolidated Statement of Financial Position, all of which mature within one year.

We have compared fair value to book value for each class of financial asset and liability: no difference was identified. The Group has a policy, which has been consistently followed, of not trading in financial instruments.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

15. Financial instruments (Continued)

Interest rate risk

The main risk arising from the Group’s financial instruments is interest rate risk. The Group holds no derivative instruments to manage interest rate risk; instead the Group placed deposits surplus to short-term working capital requirements with a variety of reputable U.K.-based banks and building societies. These balances are placed at fixed rates of deposit with maturities between one month and three months.

The Group’s cash and short-term deposits were as follows:

	Year ended January 31, 2014	Year ended January 31, 2013
	(in thousands)
On current account	£2,030	£3,379

	£2,030	£3,379

The interest rates for dated deposits were dependent on the rates offered by the Group’s borrowers. The interest rate for short-term deposits is variable dependent on the rates offered by the Group’s bankers. During the year to January 31, 2014, the banking facility returned an average rate after fees of 0.35% (2012/13: 0.40%).

The Group’s exposure to interest rate risk is illustrated with regard to the opening and closing cash balances and the difference that an increase or decrease of 1% in interest rates would have made based on the average cash balance of £2,705,000 in the year:

Year ended January 31, 2014	-1%	Actual	+1%
Interest rate	—	0.35	1.35
Interest received (£000)	—	9	37

Year ended January 31, 2013	-1%	Actual	+1%
Interest rate	—	0.40	1.40
Interest received (£000)	—	11	38

Market risk

Foreign currency risk

Foreign currency risk refers to the risk that the value of a financial commitment or recognized asset or liability will fluctuate due to changes in foreign currency rates. The Group’s net income and financial position, as expressed in Pounds Sterling, are exposed to movements in foreign exchange rates against the U.S. Dollar and the Euro. The main trading currencies of the Group are Pounds Sterling, the U.S. Dollar, and the Euro. The Group is exposed to foreign currency risk as a result of trading transactions and the translation for foreign bank accounts.

The exposure to foreign exchange is monitored by the Group finance function. Exposures are generally managed through natural hedging via the currency denomination of cash balances and any impact currently is not material to the Group.

Credit risk

The credit risk with respect to customers is limited and the Group had no trade receivables outstanding at January 31, 2014.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

15. Financial instruments (Continued)

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of short-term cash investments and trade accounts receivable. Excess cash is invested in short-term money market instruments, including bank term deposits, money market and liquidity funds and other debt securities provided by a variety of financial institutions with strong credit ratings; these investments typically bore minimal credit risk in the year.

Cash balances maintained during the year have been held with three major U.K. banking institutions. We do not believe that this constituted a major credit risk.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.

The Group ordinarily finances its activities through cash generated from operating activities and private and public offerings of equity and debt securities. The Group anticipates that its operating cash flow together with available cash, cash equivalents and short-term investments will be sufficient to meet its anticipated needs. See Note 1 “Going concern.”

Of all the financial liability categories, no amounts can be analyzed for maturity. Provisions are amounts contingent upon events taking place and the recognition of deferred taxation is dependent upon future profits arising.

Capital management

The primary aim of the Group’s capital management, defined as its share capital, is to safeguard the Group’s ability to continue as a going concern, to support its programs and maximize shareholder value.

The Group monitors its capital structure and makes adjustments, as and when it is deemed necessary and appropriate to do so, using such methods as the issuing of new shares. The capital structure of the Group has come entirely from equity issues.

16. Provisions and contingent liabilities

Cost	Dilapidations
(in thousands)
At February 1, 2013	£150
Additions	17
Provision utilized	(150)

At January 31, 2014	£17

Management have made a provision in respect of the dilapidation costs associated with the reinstatement obligations on their current lease based on best estimates. It is management’s intention to utilize the provision at the end of the lease term.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

16. Provisions and contingent liabilities (Continued)

In addition to those items provided for above, the Group also has the following contingencies:

MuOx

Under the option agreement that the Group and Isis entered into in November 2013, Isis granted to the Group an exclusive option to license the IP arising from the research carried out under the sponsored research agreement. The Group may exercise the option within specified periods. If the Group exercises its option to obtain a license under arising IP, the Group would be obligated to pay Isis up to a specified sum in option exercise fees.

For any IP arising from the research carried out under the sponsored research agreement and for which the Group has exercised the option and that comprises new chemical entities or compounds, the Group would obtain an exclusive, sublicensable license. The Group is obligated to pay milestone payments of up to £75,000 upon the achievement of specified development milestones, whether such milestones occur prior to or after the Group’s exercise of the option to obtain an exclusive sublicenseable license. Following exercise of such an option the Group would also be obligated to pay milestone payments upon the achievement of specified regulatory milestones with respect to each optioned compound. The specified regulatory milestone payment is due each time the specified regulatory milestone is achieved with respect to an optioned compound and, if each optioned compound achieved each regulatory milestone, we would be obligated to pay Isis a total of £3.7 million in regulatory milestone payments for each optioned compound.

The Group would also be obligated to pay Isis a low single digit royalty of net sales by the Group, its affiliates or sublicensees of any product containing an optioned compound.

Wellcome Trust

Under the terms of the revenue sharing agreement the Group would enter into with the Wellcome Trust to permit its exploitation of the exploitation IP or award products, the Wellcome Trust is entitled to a share of the cumulative net revenue that the Group or its affiliates receive from exploiting the exploitation IP or award products. The Wellcome Trust would be eligible to receive a tiered portion of the net revenue, ranging from a mid-single digit percentage up to a mid-twenties percentage. In addition, the Group would be obligated to pay the Wellcome Trust a milestone of a specified amount if cumulative net revenue exceeds a specified amount. Management currently considers the probability of this milestone payment to be remote.

U.S. Not for Profit Organizations

Muscular Dystrophy Association

If, prior to the first commercial sale of any project product, the Group or any of its affiliates, in one or more transactions, receives more than a specified amount of funding, the Group has agreed to pay a specified sum to MDA, which the Group refers to as the MDA cash infusion milestone payment. Subsequent to January 31, 2014, this amount was provided for following the equity placing in March 2014.

The Group has agreed to pay MDA a specified lumps sum amount, less any previously paid MDA cash infusion milestone payments, following the regulatory approval of any project product for use or sale in the United States or European Union in the treatment of DMD and an additional specified sum upon achievement of a commercial milestone.

The Group would be obligated to pay MDA a low single digit percentage royalty of worldwide net sales by the Group, its affiliates or licensees of any project product.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

16. Provisions and contingent liabilities (Continued)

Duchenne Partners Fund Inc.

If, prior to the first commercial sale of any project product, the Group or any of its affiliates, in one or more transactions, receives more than a specified aggregate amount of funding, the Group has agreed to pay a specified sum to DPF, which is referred to as the DPF cash infusion milestone payment. Subsequent to January 31, 2014, this amount was paid to DPF following the equity placing in March 2014.

The Group has agreed to pay DPF a specified lump sum, less any previously paid DPF cash infusion milestone payments, following the regulatory approval of any project product for use or sale in the United States or European Union in the treatment of DMD and an additional specified sum upon achievement of a commercial milestone.

The Group would be obligated to pay DPF a low single digit percentage royalty of worldwide net sales by the Group, its affiliates or licensees of any project product.

The total amount payable with respect to regulatory milestones under the U.S. not for profit organization agreements would be $2.5 million if the Company meets all regulatory milestones. The total amount payable with respect to royalties is not known due to the contingent nature of the payments.

17. Deferred tax

A deferred tax liability of £664,270 (2013: £nil) was recognized upon acquisition of MuOx Limited (Note 5). There were no other movements in deferred tax liability during the years presented.

Deferred income tax assets of £4,000 (2013: £33,000) relating to provisions and £7,486,000 (2013: £6,782,000) on tax losses have not been recognized to the extent that they are not regarded as recoverable in the foreseeable future. Tax losses may be carried indefinitely under U.K. tax legislation. A further deferred tax liability of £9,000 (2013: £5,000) in respect of accelerated capital allowances has not been recognized as it was not considered material.

18. Share capital

	Year ended January 31, 2014	Year ended January 31, 2013
	(in thousands)
Allotted, called up and fully paid*
24,138,334 (2013: 17,704,422) Ordinary shares of £0.01 each	4,828	3,541
983,330,485 (2013: 861,086,161) Deferred shares of £0.01 each	5,247	5,247

	10,075	8,788

*	All numbers of ordinary shares, deferred shares, the number of warrants, and the exercise price of the warrants in this table and this note were updated retrospectively to give effect to the share consolidation and subdivision which occurred subsequent to year end on July 3, 2014 (Note 23), except where noted otherwise.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

18. Share capital (Continued)

The changes in the number of Ordinary and deferred shares issued and outstanding were as follows:

	Ordinary shares (post consolidation and subdivision)	Ordinary shares (pre consolidation and subdivision)	Deferred shares (post consolidation and subdivision)	Deferred shares (pre consolidation and subdivision)
February 1, 2012	9,371,089	187,421,780	702,752,824	524,702,133
Equity placing	8,333,333	166,666,670	158,333,337	—

January 31, 2013	17,704,422	354,088,450	861,086,161	524,702,133

Equity placing	4,613,470	92,269,391	87,655,921	—
Exercise of warrants	50,000	1,000,000	950,000	—
Shares issued during acquisition of MuOx Limited	1,770,442	35,408,845	33,638,403	—

January 31, 2014	24,138,334	482,766,686	983,330,485	524,702,133

The Deferred shares have no voting or dividend rights and on a return of capital upon liquidation there is the right to receive the amount paid up after the holders of the Ordinary shares have received the amount paid up on those Ordinary shares and an additional £1 million of return of capital per Ordinary share. On July 23, 2013 the number of Ordinary shares was increased by 4,613,470 new Ordinary £0.01 shares. The shares rank pari passu with existing Ordinary shares. The equity placing raised net proceeds of £4,406,000.

On August 29, 2013 the number of Ordinary shares was increased to 22,367,892 following the exercise of warrants over 50,000 Ordinary £0.01 shares. The shares rank pari passu with existing Ordinary shares. The issue of new shares raised net proceeds of £50,000.

On November 22, 2013, the acquisition of MuOx Limited was effected by way of a share for share exchange at a fully paid up price of £1.876 per share. As a result the number of Ordinary shares was increased by 1,770,442 new Ordinary £0.01 shares. The shares rank pari passu with existing Ordinary shares. As part of the transaction, warrants over a further 354,090 Ordinary Shares were issued at an exercise price of £0.20. These warrants can be exercised on achievement of key preclinical and clinical development milestones within a predetermined time period.

As part of an equity placing in April 2012, warrants over 177,045 Ordinary £0.01 shares were issued to Nplus1 Singer Capital Markets Limited (formerly Singer Capital Markets Limited), the Company’s nominated advisor and joint-broker at the time, at an exercise price of £0.60. The warrants can be exercised in whole or in part at any time prior to April 24, 2016.

After the year end, a General Meeting of shareholders, held on February 28, 2014, approved the placing of 16,923,077 new Ordinary £0.01 shares at an issue price of £1.30 per share. The shares rank pari passu with existing Ordinary shares. The equity placing raised net proceeds of approximately £20.5 million. Following the placing the number of Ordinary shares in issue was 41,061,412.

On July 3, 2014 the shareholders approved a consolidation and subdivision of the Company’s share capital as part of a share capital reorganization. The capital reorganization consisted of three elements: a consolidation of every 20 existing ordinary shares into one consolidated ordinary share followed by an immediate subdivision of each of those ordinary shares into one new ordinary share and 19 new deferred shares, and a capital reduction to cancel the existing and new deferred shares together with a reduction of the Company’s Share Premium Account. The consolidation and subdivision that took place on July 3, 2014 resulted in the issued ordinary share capital of

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

18. Share capital (Continued)

the Company consisting of 41,061,412 ordinary shares of £0.01 each. This has been reflected retrospectively in this note. The cancellation of deferred shares and the reduction of the Company’s Share Premium Account took effect on September 3, 2014 and will be reflected in the period when this transaction occurred.

On October 28, 2014, the number of ordinary shares in issue increased to 41,117,697 following the exercise of 56,285 share options. These shares rank pari passu with the Company’s existing ordinary shares. The exercise of options raised net proceeds of £0.03 million.

19. Share option scheme

All numbers of share options, share price, exercise price and fair value in this note were updated retrospectively to give effect to the share consolidation and subdivision which occurred subsequent to year end on July 3, 2014 (Note 23).

At January 31, 2014 the outstanding share options, which include the share options granted to Directors, are shown below:

	Date of grant	Exercise price	Number of shares	Date from which exercisable	Expiry date
Approved EMI scheme
	December 2, 2005	£3.43	10,500	December 2, 2006	December 2, 2015
	October 13, 2006	2.72	1,200	October 13, 2007	October 13, 2016
	November 21, 2007	2.28	4,800	November 21, 2008	November 21, 2017
	April 7, 2011	0.65	99,250	April 8, 2014	April 7, 2021
	May 10, 2012	0.60	217,250	May 10, 2013	May 10, 2022
	May 10, 2012	0.60	315,000	May 10, 2014	May 10, 2022
	December 24, 2012	0.85	400,000	December 24, 2015	December 24, 2022
	January 31, 2013	0.20	90,710	July 31, 2013	January 31, 2023
	December 18, 2013	1.85	604,500	*	December 18, 2023
	December 18, 2013	0.20	10,606	June 19, 2014	December 18, 2023

			1,753,816
Unapproved scheme
	December 2, 2005	£3.43	1,691	December 2, 2006	December 2, 2015
	May 22, 2006	3.30	270,060	May 22, 2007	May 22, 2016
	October 13, 2006	2.72	52,500	October 13, 2007	October 13, 2016
	November 21, 2007	2.28	19,166	November 21, 2008	November 21, 2017
	April 7, 2011	0.65	25,000	April 8, 2014	April 7, 2021
	May 10, 2012	0.60	657,500	May 10, 2012	May 10, 2022
	December 24, 2012	0.85	100,000	December 24, 2015	December 24, 2023
	May 30, 2013	0.80	100,000	May 30, 2015	May 30, 2023
	December 18, 2013	1.85	517,500	*	December 18, 2023
	December 18, 2013	0.20	76,364	June 19, 2014	December 18, 2023

			1,819,781

			3,573,597

*	Options will vest and become exercisable on completion of Phase 2 proof of concept clinical trials in both the DMD and CDI programs or the third anniversary of grant, whichever is sooner.

The Group has no legal or constructive obligation to repurchase or settle the options in cash.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

19. Share option scheme (Continued)

The movement in the number of share options is set out below:

	Weighted average exercise price	Year ended January 31, 2014	Weighted average exercise price	Year ended January 31, 2013
Outstanding at 1 February	£1.02	2,720,703	£1.79	953,410
Granted during the year	1.66	1,318,970	0.64	2,007,959
Lapsed/surrendered during the year	0.91	(466,076)	0.92	(240,666)

Number of outstanding options at 31 January	£1.27	3,573,597	£1.02	2,720,703

As of January 31, 2014, 450,627 share options were capable of being exercised with a weighted average exercise price of £2.56 (2013: 447,760 with a weighted average exercise price of £2.83). The options outstanding at 31 January 2014 had a weighted average exercise price of £1.27 (2013: £1.02), and a weighted average remaining contractual life of 8.3 years (2013: 8.3 years).

The fair value per award granted and the assumptions used in the calculations are as follows:

Date of grant	Type of award	Number of shares	Exercise price	Share price at grant date	Fair value per option	Expected exercise term (years)	Risk free rate
December 2, 2005	EMI	10,500	£3.43	£3.37	£0.82	3.0	4.2%
December 2, 2005	Unapproved	1,691	3.43	3.37	0.82	3.0	4.2%
May 22, 2006	Unapproved	270,060	3.30	3.34	0.90	3.0	4.6%
October 13, 2006	EMI	1,200	2.72	2.72	0.72	3.0	4.6%
October 13, 2006	Unapproved	52,500	2.72	2.72	0.72	3.0	4.6%
November 21, 2007	Unapproved	19,166	2.28	2.28	0.84	3.0	4.6%
November 21, 2007	EMI	4,800	2.28	2.28	0.84	3.0	4.6%
April 7, 2011	EMI	99,250	0.65	0.65	0.47	5.0	2.7%
April 7, 2011	Unapproved	25,000	0.65	0.65	0.47	5.0	2.7%
May 10, 2012	EMI	217,250	0.60	0.52	0.22	5.0	1.0%
May 10, 2012	EMI	315,000	0.60	0.52	0.24	5.0	1.0%
May 10, 2012	Unapproved	657,500	0.60	0.52	0.20	5.0	1.0%
December 24, 2012	EMI	400,000	0.85	0.85	0.59	5.0	0.9%
December 24, 2012	Unapproved	100,000	0.85	0.85	0.59	5.0	0.9%
January 31, 2013	EMI	90,710	0.20	0.94	0.74	5.0	1.0%
May 30, 2013	Unapproved	100,000	0.80	0.80	0.45	3.0	0.5%
December 18, 2013	EMI	604,500	1.85	1.85	0.37	5.0	0.9%
December 18, 2013	EMI	10,606	0.20	1.85	1.65	5.0	1.0%
December 18, 2013	Unapproved	517,500	1.85	1.85	0.37	5.0	0.9%
December 18, 2013	Unapproved	76,364	0.20	1.85	1.65	5.0	1.0%

		3,573,597

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

19. Share option scheme (Continued)

The key assumptions used in calculating the share-based payments are as follows:

a.	Black-Scholes valuation methodology was used for all options prior to 2008.

b.	All the share options granted in calendar years 2011, 2012 and 2013 (except as noted below) are performance related and have been modelled using either the Monte-Carlo methodology or Hull White trinomial lattice model. The share options granted on January 31, 2013 and certain share options granted on December 18, 2013 are not performance related and have been modelled using the Hull White trinomial lattice model.

c.	Figures in the range 18-134% have been used for expected volatility. This has been derived from historic share price performance.

d.	Expected dividend yield is nil, consistent with the Directors’ view that the Group’s business model is to generate value through capital growth rather than the payment of dividends.

e.	The risk free rate is equal to the prevailing U.K. Gilts rate at grant date that most closely matches the expected term of the grant.

f.	Share options are assumed to be exercised immediately on vesting.

g.	The fair value of the options awarded on May 10, 2012 is the average of the fair values calculated per possible vesting installment.

20. Fixed assets purchase commitments

At January 31, 2014 the Group had no fixed assets purchase commitments (2013: nil).

21. Leasing commitments

The Group’s total commitments under non-cancellable operating leases are as follows:

	Land & Buildings
Leases which expire	Year ended January 31, 2014	Year ended January 31, 2013
	(in thousands)
Not later than one year	£88	£128
Later than one year and not later than five years	330	129
Later than five years	34	—

	£452	£257

22. Related party transactions

During the year £32,967 was paid to Dr Frank M. Armstrong Consulting Limited, a company controlled by Dr. Frank Armstrong in respect of his fees as Non-Executive Director and Chairman (2013: £2,303). Of this amount £2,775 were outstanding at the year end (2013: £nil).

During the year £17,550 was paid to T1ps.com Limited, a company controlled by Mr. Jim Mellon in respect of investor relations support services (2013: £12,000). Of this amount £nil was outstanding at the year end (2013: £nil). The Group had an existing relationship with T1ps.com Limited prior to Mr. Jim Mellon becoming a Non-Executive Director of the Group. Mr. Mellon resigned as a Non-Executive Director of the Group effective December 3, 2014.

See Note 6 for details of key management emoluments.

Notes to the Consolidated Financial Statements

For the years ended January 31, 2013 and 2014

23. Subsequent Events

On February 4, 2014 a new wholly owned U.S. subsidiary, Summit Therapeutics Inc., was incorporated in Delaware and operates from an office in Cambridge, Massachusetts.

All numbers of ordinary shares and share prices in this note were updated retrospectively to give effect to the share consolidation and subdivision which occurred subsequent to year end on July 3, 2014.

A General Meeting of shareholders, held on February 28, 2014, approved the placing of 16,923,077 new Ordinary £0.01 shares at an issue price of £1.30 per share. The shares rank pari passu with existing Ordinary shares. The equity placing raised net proceeds of approximately £20.5 million. Following the placing the number of Ordinary shares in issue was 41,061,412.

On July 3, 2014 the shareholders approved a consolidation and subdivision of the Company’s share capital as part of a share capital reorganization. The capital reorganization consisted of three elements: a consolidation of every 20 existing ordinary shares into one consolidated ordinary share followed by an immediate subdivision of each of those ordinary shares into one new ordinary share and 19 new deferred shares, and a capital reduction to cancel the existing and new deferred shares together with a reduction of the Company’s Share Premium Account.

The consolidation and subdivision that took place on July 3, 2014 resulted in the issued ordinary share capital of the Company consisting of 41,061,412 ordinary shares of £0.01 each. This has been reflected retrospectively in these consolidated financial statements. The cancellation of deferred shares and the reduction of the Company’s Share Premium Account took effect on September 3, 2014 and will be reflected in the period when this transaction occurred.

On October 28, 2014, the number of ordinary shares in issue increased to 41,117,697 following the exercise of 56,285 share options. These shares rank pari passu with the Company’s existing ordinary shares. The exercise of options raised net proceeds of £0.03 million.

Independent Auditors’ Report

To the board of directors and shareholders of MuOx Limited

We have audited the accompanying financial statements of MuOx Limited, which comprise the statement of financial position as of January 31, 2014 and 2013, and the related statements of comprehensive income, cash flows and changes in equity for the periods then ended.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MuOx Limited at January 31, 2014 and 2013, and the results of its operations and its cash flows for the periods then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP

Reading, United Kingdom

December 3, 2014

Statement of Financial Position of MuOx Limited

As at January 31, 2013 and 2014		January 31, 2014	January 31, 2013
	Note
		(in thousands)
ASSETS
Current assets
Trade and other receivables	8	£—	£20

		—	20

Total assets		—	20

Net assets		—	20

EQUITY
Share capital	10	20	20
Accumulated deficit		(20)	—

Total equity		£—	£20

Statement of Comprehensive Income of MuOx Limited

For the periods ended January 31, 2013 and 2014

	Note	Year ended January 31, 2014	43 days ended January 31, 2013
		(in thousands)
Operating expenses:
General and administration		£(20)	£—

Loss for the period	5	(20)	—

Loss and total comprehensive loss for the period attributable to owners of the parent		£(20)	£—

The Company was acquired by Summit Corporation plc, a company incorporated in England and Wales, by way of a share for share exchange on November 22, 2013. There were no transactions between the acquisition date and January 31, 2014.

Statement of Cash Flows of MuOx Limited

For the periods ended January 31, 2013 and 2014

	Year ended January 31, 2014	43 days period ended January 31, 2013
	(in thousands)
Cash flows from operating activities
Loss before income tax	£(20)	£—

Adjusted loss from operations before changes in working capital	(20)	—
(Increase)/decrease in trade and other receivables	20	(20)

Cash generated by/(used) by operations	20	(20)

Net cash used in operating activities	—	(20)

Financing activities
Proceeds from issue of share capital	—	20

Net cash generated from financing activities	—	20

Increase/(decrease) in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of period	—	—

Cash and cash equivalents at end of period	£—	£—

Statements of Changes in Equity of MuOx Limited

For the periods ended January 31, 2013 and 2014

Twelve months ended January 31, 2014

	Share capital	Accumulated deficit	Total
	(in thousands)
At February 1, 2013	£20	£—	£20
Loss for the period from continuing operations	—	(20)	(20)

Total comprehensive loss the period	—	(20)	(20)

At January 31, 2014	£20	£(20)	£—

Forty three days ended January 31, 2013

	Share capital	Accumulated deficit	Total
	(in thousands)
At December 20, 2012	£—	£—	£—
Loss for the period from continuing operations	—	—	—

Total comprehensive loss the period	—	—	—
New share capital issued	20	—	20

At January 31, 2013	£20	£—	£20

Notes to the Financial Statements of MuOx Limited

For the periods ended January 31, 2013 and 2014

1. Basis of accounting

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRSs as issued by IASB). The Financial Statements have been prepared on a going concern basis and under the historical cost convention.

These consolidated financial statements were authorized for issue by MuOx’s management on December 3, 2014.

Going concern

The financial information in these financial statements has been prepared on a going concern basis which assumes that the Company will continue in operational existence for the foreseeable future.

Use of estimates

Given the limited number of transactions in the periods presented, there are no significant estimates made during the reporting period. The areas involving higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 2, ‘Critical accounting estimates and judgments’.

A summary of the principal accounting policies is set out below:

Financial instruments

The Company holds financial assets in the “Trade and receivables” category measured at amortized cost. Trade and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to the debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the year end date, which are classified as non-current assets. Trade and receivables are initially recorded at fair value, and thereafter at amortised cost, if the timing difference is deemed to impact the fair value of the asset or liability.

The Company assesses at each year end date whether there is objective evidence that a financial asset or a group of financial assets is impaired. The Company does not hold or trade in derivative financial instruments.

Current taxation

Income tax is recognised or provided at amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted or substantively enacted at the year-end date.

Deferred taxation

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the Statement of Financial Position differs from its tax base, except for differences arising on:

•	The initial recognition of goodwill;

•	The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and

Notes to the Financial Statements of MuOx Limited (Continued)

For the periods ended January 31, 2013 and 2014

•	Investments in subsidiaries and jointly controlled entities where the Company is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax liabilities/(assets) are settled/(recovered).

Segmental analysis

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Directors.

Details are set out in Note 4.

2. Critical accounting estimates and judgments

The preparation of the Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates and judgements on historical experience and various other assumptions that it considers to be reasonable. Actual results may differ from these estimates under different assumptions or conditions. Given its simplistic nature the Company does not believe that any accounting estimates or judgments are critical to the understanding of the financial statements.

3. Changes to accounting policies

During the year ended 31 January 2014 the following new standards, amendments to standards or interpretations became effective for the first time. The adoption of these interpretations, standards or amendment to standards were either not relevant for the Company or have not led to any significant impact on the Company’s financial statements.

International Accounting Standards (IAS/IFRS)		Effective Date
IFRS 7	Disclosures—Transfers of Financial Assets (amendments)	January 1, 2013
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosures of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 19	Employee Benefits	January 1, 2013
IAS 27	Separate Financial Statements	January 1, 2013
IAS 28	Investments in Associates and Joint Ventures	January 1, 2013

The International Accounting Standards Board (‘IASB’) and the International Financing Reporting Interpretations Committee (‘IFRIC’) have issued the following standards and interpretations to be applied to financial statements with periods commencing on or after the following dates:

International Accounting Standards (IAS/IFRS)		Effective Date
IFRS 9	Financial Instruments	January 1, 2015
IFRS 15	Revenue from contracts with customers	January 1, 2017
IAS 32	Disclosures—Offsetting Financial Assets and Financial Liabilities (amendment)	January 1, 2014
IAS 36	Impairment of Assets	January 1, 2014
IAS 39	Financial Instruments: Recognition and Measurement	January 1, 2014

Notes to the Financial Statements of MuOx Limited (Continued)

For the periods ended January 31, 2013 and 2014

The Directors anticipate that the adoption of these standards and interpretations in future periods will have no material impact on the financial statements of the company.

4. Segmental reporting

For the purposes of segmental reporting, the activities of the company is covered by one operating and reporting segment: Drug Development.

5. Operating loss

The audit fee for the year has been borne by Summit (Oxford) Limited, a fellow subsidiary. The figures within the auditors’ remuneration note in the Summit Corporation plc financial statements include fees charged by the company’s auditors to MuOx Limited in respect of audit and non-audit services. As such, no separate disclosure has been given above.

6. Taxation

	Year ended January 31, 2014	43 days period ended January 31, 2013
	(in thousands)
Loss on ordinary activities before taxation	£(20)	£—
Loss on ordinary activities multiplied by standard rate of corporation tax in the United Kingdom of 23% (period ended 31 January 2013: 24%)	(5)	—
Taxable losses not recognized	5	—

Total taxation	£—	£—

There are no current tax liabilities as at January 31, 2014 or January 31, 2013.

Deferred income tax assets of £5,000 (January 31, 2013: £5,000) relating to tax losses have not been recognized to the extent that they are not regarded as recoverable in the foreseeable future.

7. Financial instruments

	Note	January 31, 2014	January 31, 2013
		(in thousands)
Loans and receivables
Trade and other receivables	8	£—	£20

The company’s activities expose it to limited financial risks. The company’s principal financial instrument is other receivables. We have compared fair value to book value for each class of financial asset: no difference was identified.

Capital management

The primary aim of the company’s capital management, defined as its share capital, is to safeguard the company’s ability to continue as a going concern and to maximise shareholder value. The capital structure of the company has come entirely from equity issues.

Notes to the Financial Statements of MuOx Limited (Continued)

For the periods ended January 31, 2013 and 2014

8. Debtors

	January 31, 2014	January 31, 2013
	(in thousands)
Other debtors	—	20

	£—	£20

Other debtors comprise amounts receivable from the Company’s shareholders.

9. Share capital

Allotted, called up and fully paid	January 31, 2014	January 31, 2013
	(in thousands)
20,000 ordinary shares of £1 each	20	20

	£20	£20

20,000 ordinary £1 shares were subscribed for and paid for by cash consideration on incorporation.

10. Reconciliation of movement in shareholders’ funds

	Year ended January 31, 2014	43 days period ended January 31, 2013
	(in thousands)
Opening shareholders’ funds	£20	£—
Shares issued during the year	—	20
Loss for the financial period	(20)	—

Closing shareholders’ funds	£—	£20

20,000 ordinary £1 shares were subscribed for and paid for by cash consideration on incorporation.

11. Fixed assets purchases

At January 31, 2014 the company had no fixed assets purchase commitments (January 31, 2013: Nil).

12. Related party transactions

The Company did not have any transactions with related parties during the periods ended January 31, 2013 and 2014.

13. Ultimate Parent Undertaking and Controlling Party

Following the acquisition by way of a share for share exchange which took place on November 22, 2013, the ultimate parent undertaking is Summit Corporation plc, a company incorporated in England and Wales.

The financial statements of Summit Corporation plc are the only group financial statements incorporating the company.

3,450,000 American Depositary Shares

SUMMIT THERAPEUTICS PLC

Representing 17,250,000 Ordinary Shares

PRELIMINARY PROSPECTUS

JMP Securities	Oppenheimer & Co.

Needham & Company

                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item	6. Indemnification of directors.

The Registrant’s articles of association provide that, subject to the Companies Act 2006, every person who is or was at any time a director, alternate director, secretary or other officer (excluding an auditor) of the Registrant or of any of its subsidiaries may be indemnified out of the assets of the Registrant against all costs, charges, expenses, losses, damages and liabilities incurred by him in performing his duties or the exercise of his powers or otherwise in relation to such group company. Generally, under the Companies Act 2006, a company may not indemnify its directors against personal liability covering: liability to the company in cases where the company sues the director (i.e., only liability to third parties can be the subject of an indemnity); liability for fines for criminal conduct or fines imposed by a regulator; or other liabilities, such as legal costs, in criminal cases where the director is convicted, or in civil cases brought by the company where the final judgment goes against the director.

Reference is made to Section 9 of the form of Underwriting Agreement filed as Exhibit 1.1 to the registration statement, which sets forth the Registrant’s and the underwriters’ respective agreement to indemnify each other and to provide contribution in circumstances where indemnification is unavailable.

The Registrant expects to enter into a deed of indemnity with each of its directors and officers. Except as prohibited by applicable law, these deeds of indemnity may require the Registrant, among other things, to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such directors and officers in any action or proceeding arising out of their service as a director or officer of the Registrant, or one of its subsidiaries, or arising out of the services provided to another company or enterprise at the Registrant’s request.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item	7. Recent sales of unregistered securities

Listed below are the securities we issued within the last three years that were not registered under the Securities Act.

(a) Option awards

Date of Grant	Number of Shares Underlying Share Options	Current Exercise Price per Share (£)
May 10, 2012	1,417,250	0.60
December 24, 2012	500,000	0.85
January 13, 2013	90,709	0.20
May 30, 2013	100,000	0.80
December 18, 2013	1,132,000	1.85
December 18, 2013	86,970	0.20
June 23, 2014	525,000	1.48
June 23, 2014	50,000	0.20
July 15, 2014	1,458,341	1.26
December 23, 2014	25,000	1.37
January 22, 2015	100,000	1.23

(b) Warrant Issuances

On April 16, 2012, in connection with an equity placing we issued warrants over 177,045 ordinary shares, with an exercise price of £0.60 to Nplus1 Singer Capital Markets Limited (formerly Singer Capital Markets Limited) , the Company’s nominated advisor and joint-broker at the time.

On November 22, 2013, in connection with the acquisition of MuOx Limited we issued warrants over 354,090 ordinary shares, with an exercise price of £0.20 per ordinary share, to Isis Innovation Limited.

(c) Ordinary Share Issuances

On April 16, 2012, we issued an aggregate 8,333,333 ordinary shares to certain new and existing investors and certain of our directors and officers, for aggregate consideration of £5 million.

On July 23, 2013, we issued an aggregate 4,613,470 ordinary shares to new and existing investors and certain of our directors and officers, for aggregate consideration of £4.6 million.

On November 22, 2013, we in connection with the acquisition of MuOx Limited, we issued an aggregate 1,770,442 ordinary shares to the shareholders of MuOx Limited in a share for share exchange.

On August 29, 2013, we issued 50,000 ordinary shares to Nplus1 Singer Capital Markets Limited upon exercise of warrants at an exercise price of £1.00 per share for proceeds of £0.05 million.

On March 4, 2014, we issued an aggregate 16,923,077 ordinary shares to new and existing investors and certain of our directors and officers, for aggregate consideration of £22 million.

On October 28, 2014, we issued 56,285 ordinary shares upon the exercise of options for aggregate consideration of £0.03 million.

No underwriters were involved in the foregoing issuances of securities. These issuances were deemed exempt from registration requirement because they were made outside of the United States pursuant to Regulation S under the Securities Act, were issued pursuant to written compensatory plans or arrangements with our employees and directors in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act, or issued to accredited investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act, relative to transactions by an issuer not involving any public offering.

Item	8. Exhibits and financial statement schedules

(a)	The Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item	9. Undertakings

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Item	16F. Change in Registrant’s Certifying Accountant

In June 2013, following a competitive bidding process, our Audit Committee recommended to the Board of Directors that PricewaterhouseCoopers LLP be appointed to replace BDO LLP as chartered accountants and registered auditors in the U.K. beginning with the fiscal year ending January 31, 2014. BDO LLP resigned as our statutory auditor on July 18, 2013.

PricewaterhouseCoopers LLP has performed audits of our consolidated financial statements as of January 31, 2013 and 2014, and for each of the two years in the period ended January 31, 2014, which are included at the end of the prospectus that forms a part of this Registration Statement, in accordance with the standards of the U.S. Public Company Accounting Oversight Board.

BDO LLP performed a statutory audit of our financial statements, prepared under International Financial Reporting Standards as adopted by the European Union, for the fiscal year ending January 31, 2013 in accordance with International Standards on Auditing (U.K. and Ireland). Neither BDO LLP’s report relating to the statutory audit, nor the historic financial statements, prepared under International Financial Reporting Standards as adopted by the European Union, are included or incorporated by reference in this Registration Statement. BDO LLP’s statutory audit report did not contain an adverse opinion or a disclaimer of opinion, and it was not qualified or modified as to uncertainty, audit scope or accounting principles, although BDO LLP stated in their statutory audit report that:

“This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.”

In connection with the statutory audit performed by BDO LLP under International Standards on Auditing (U.K. and Ireland) of our financial statements, prepared under International Financial Reporting Standards as adopted by the European Union, for the fiscal year ended January 31, 2013, we did not have any disagreements with BDO LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of BDO LLP would have caused BDO LLP to make reference to such matter in its report. We have requested that BDO LLP furnish a letter addressed to the Securities and Exchange Commission stating whether BDO LLP agrees with the above statements, and, if not, stating the respects in which it does not agree. Such letter is included as Exhibit 16.1 to this Registration Statement on Form F-1.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on February 20, 2015.

SUMMIT THERAPEUTICS PLC

By:	/s/ Glyn Edwards
Name: Glyn Edwards
Title: Chief Executive Officer; Executive Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Glyn Edwards Glyn Edwards	Chief Executive Officer; Executive Director (Principal Executive Officer)	February 20, 2015

/s/ Erik Ostrowski Erik Ostrowski	Chief Financial Officer (Principal Financial and Accounting Officer)	February 20, 2015

* Frank M. Armstrong	Chairman	February 20, 2015

* Barry Price	Non-Executive Director	February 20, 2015

* Stephen Davies	Non-Executive Director	February 20, 2015

Signature	Title	Date

* Leopoldo Zambeletti	Non-Executive Director	February 20, 2015

* Valerie Andrews	Non-Executive Director	February 20, 2015

* David Wurzer	Non-Executive Director	February 20, 2015

*By:	/s/ Erik Ostrowski
Erik Ostrowski
Attorny-in-Fact

SUMMIT THERAPEUTICS INC. Authorized Representative in the United States

By:	/s/ Erik Ostrowski
Name: Erik Ostrowski
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement

3.1	Articles of Association of the Registrant

4.1	Form of Deposit Agreement among Registrant, The Bank of New York Mellon, as depositary, and all Owners and Holders of ADSs issued thereunder

4.2	Form of American Depositary Receipt (included in exhibit 4.1)

4.3*	Warrant Instrument, dated April 4, 2012, creating warrant to subscribe for shares in Registrant issued to Singer Capital Markets Limited

4.4*	Warrant Instrument, dated November 22, 2013, relating to Warrants in Registered Form to Subscribe for Ordinary Shares in Registrant

4.5*	Specimen certificate evidencing ordinary shares of the Registrant

5.1	Opinion of Fasken Martineau LLP

8.1	Tax opinion of Wilmer Cutler Pickering Hale and Dorr LLP

8.2	Tax opinion of Fasken Martineau LLP

10.1†*	Grant Agreement, entered into as of December 15, 2011, by and between Duchenne Partners Fund and the Registrant

10.2†*	MDA Venture Philanthropy Grant Contract, entered into as of December 15, 2011, by and between Muscular Dystrophy Association, Inc. and the Registrant

10.3†*	Translation Award Funding Agreement, entered into as of October 19, 2012, by and between the Wellcome Trust Limited and the Registrant

10.4†*	Agreement for the Sponsorship of a Research Programme, dated November 22, 2013, between The Chancellor Masters and Scholars of the University of Oxford; Isis Innovation Limited; and the Registrant

10.5†*	Deed of Licence of Know-How, dated November 22, 2013, by and between Isis Innovation Limited and MuOx Limited

10.6†*	Supplemental Variation Deed, dated July 24, 2014, between Isis Innovation Limited and MuOx Limited

10.7†*	Option Agreement, dated November 22, 2013, by and among between Isis Innovation Limited, The Chancellor Masters and Scholars of the University of Oxford and the Registrant

10.8†*	Variation Agreement, dated July 16, 2014, by and between The Chancellor Master and Scholars of the University of Oxford, Isis Innovation Limited and the Registrant

10.9*	Lease, dated June 21, 2013, between MEPC Milton Park No. 1 Limited and MEPC Milton Park No. 2 Limited on behalf of MEPC Milton LP and the Registrant

10.10	Service Agreement, effective as of January 14, 2015, by and between Cambridge Innovation Center and Summit Therapeutics Inc.

10.11*	2005 Enterprise Management Incentive Scheme

10.12*	Letter of Appointment, dated November 20, 2014, by and between Summit Therapeutics Inc. and Valerie Andrews

10.13*	Letter of Appointment, dated November 21, 2012, by and between the Registrant and Frank Armstrong

Exhibit No.	Description

10.14*	Letter of Appointment, dated December 19, 2013, by and between the Registrant and Stephen Davies

10.15*	Letter of Appointment, dated August 8, 2013, by and between the Registrant and Barry Price

10.16*	Letter of Appointment, dated April 16, 2014, by and between the Registrant and Leopoldo Zambeletti

10.17	Letter of Appointment, dated February 18, 2015, by and between the Registrant and David Wurzer

10.18	Form of Deed of Indemnity

16.1*	Letter of BDO LLP regarding change in certifying accountant

21.1*	Subsidiaries of the Registrant

23.1	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in exhibit 8.1)

23.2	Consent of Fasken Martineau LLP (included in exhibit 5.1)

23.3	Consents of PricewaterhouseCoopers LLP

24.1	Power of attorney for David Wurzer

*	Previously filed.
†	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.